24-10098

04042665

As filed with the Securities and Exchange Commission on September __, 2004

RECEIVED SEP 10 2004 208

ORIGINAL

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT
Under
THE SECURITIES ACT OF 1933

COLUMBIA COMMERCIAL BANCORP
(Exact name of Issuer as specified in its charter)

OREGON	6712	77-0587795
(State or other jurisdiction of incorporation or organization)	*(Primary standard industrial classification code number)*	*(I.R.S. employer identification no.)*

314 East Main St., P.O. Box 725, Hillsboro, Oregon 97123 (503) 693-7500
(Address and telephone number of principal executive offices and principal place of business)

Rick A. Roby
President and Chief Executive Officer
314 East Main St., P.O. Box 725
Hillsboro, Oregon 97123
(503) 693-7500
(Name, address, and telephone number of agent for service)

PROCESSED
SEP 13 2004
THOMSON
FINANCIAL

Copies of communications to:

Gordon E. Crim, Esq.
Foster Pepper Tooze LLP
601 S.W. Second Ave., Suite 1800
Portland, Oregon 97204

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

Exhibit Index is on page 81

PART 1 – NOTIFICATION

Item 1. Significant Parties

(a) Directors. The directors of Columbia Commercial Bancorp ("the Issuer") are listed below. The business address of each such person is 314 East Main St., P.O. Box 725, Hillsboro, Oregon 97123. The residence addresses of such persons are provided below.

Name	Residence Address
Rick A. Roby	600 SE 26 Ave. Hillsboro, OR 97123
Donald B. Kane	14239 NW Mason Hill North Plains, OR 97133
Anita M. Sharman	4000 NE 109th Ave., #187 Vancouver, WA 98682
Patrick J. Culligan	5910 SW Snowberry Crt. Hillsboro, OR 97123
John M. Godsey, Jr.	3076 SE Oak St. Hillsboro, OR 97123
Martin D. Quandt	8328 SW Chevy Pl. Beaverton, OR 97008
John C. Richards	15250 SW Heron Crt. Beaverton, OR 97007
Joseph (Ted) Rose	16255 SW Holly Hill Rd. Hillsboro, OR 97123
James (Ed) Wagenblast	22344 NW Gillihan Rd. Portland, OR 97231

(b) Executive Officers. The executive officers of Columbia Commercial Bancorp and it subsidiary, Columbia Commercial Bank, are listed below. The business address of each such person is 314 East Main St., P.O. Box 725, Hillsboro, Oregon 97123. The residence addresses of such persons are provided below.

Name	Residence Address
Rick A. Roby President and CEO	600 SE 26 Ave. Hillsboro, OR 97123
Randy V. Blake Vice President, CFO	6285 SW Timberland Place Beaverton, OR 97007-7831
Frederick S. Johnson Executive Vice President, Senior Loan Officer	1520 NE Grant Street Hillsboro, OR 97124

(c) **Issuer's General Partners.** Not Applicable.

(d) and (e) Principal Shareholders. The full names, business and residential addresses of the record and beneficial owners of 5 percent or more of the Issuer's equity securities are listed below:

Name	Residence Address	Business Address
Beverly Quandt	6029 NW Alfalfa Drive Portland, OR 97229	N/A
James (Ed) Wagenblast	22344 NW Gillihan Rd. Portland, OR 97231	P.O. Box 5187 Aloha, OR 97006
Rick A. Roby	600 SE 26 Ave. Hillsboro, OR 97123	314 East Main St., P.O. Box 723 Hillsboro, OR 97123

(f) **Promotors of the Issuer.** Not Applicable.

(g) **Affiliates of the Issuer.** Columbia Community Bank and Columbia Commercial Statutory Trust I are wholly-owned subsidiaries of Columbia Commercial Bancorp.

(h) **Legal Counsel.** Foster Pepper Tooze LLP, 601 S.W. Second Avenue, Portland, Oregon 97204, has advised the Issuer in connection with certain banking and securities aspects of the offering.

(i) **The Underwriter with Respect to Offering.** D. A. Davidson & Co. will act as placement agent on a best efforts basis with respect to the offering within the meaning of Section 2(a)(11) of the Securities Act of 1933, as it will offer or sell for the Issuer in connection with the distribution of securities.

(j) **The Underwriter's Directors.** The directors of D. A. Davidson & Co. are as follows. The business and residence addresses of such persons of are provided below.

Name	Residence Address	Business Address
Brenda Berg	10416 SE 22nd Street Bellevue, WA 98004	7530 164th Avenue, Ste A215 Redmond, WA 98052
Andrew Davidson	2725 Ivy Drive Great Falls, MT 59404	8 Third Street North Great Falls, MT 59401
Ian Davidson	325 Flood Road Great Falls, MT 59404	8 Third Street North Great Falls, MT 59401
Arvid J. Grier	4687 225th Avenue SE Sammamish, WA 98075	701 5th Avenue, Ste. 3100 Seattle, WA 98104
William Johnstone	219 Third Avenue North Great Falls, MT 59404	8 Third Street North Great Falls, MT 59401
Kreg Jones	1120 23rd Avenue SW Great Falls, MT 59404	8 Third Street North Great Falls, MT 59401

Name	Residence Address	Business Address
Bob Magnuson	5800 145th Avenue SE Bellevue, WA 98006	701 5th Avenue, Ste. 3100 Seattle, WA 98104
Gerald Meyer	415 Riverview Ct. Great Falls, MT 59404	8 Third Street North Great Falls, MT 59401
Thomas Nelson	6 Spring Ridge Drive Great Falls, MT 59404	8 Third Street North Great Falls, MT 59401
Doug Nichols	5126 NE 42nd Street Seattle, WA 98105	701 5th Avenue, Ste. 3100 Seattle, WA 98104
John Rogers	4214 SW 34th Avenue Portland, OR 97201	Two Centerpointe Drive, Ste. 400 Lake Oswego, OR 97035
Daren Shaw	2115 Peregrin Court West Linn, OR 97068	Two Centerpointe Drive, Ste. 400 Lake Oswego, OR 97035
Garry Shea	2015 E. Pinecrest Rd. Spokane, WA 99203	221 N. Wall Street, Ste. 400 Spokane, WA 99201
Tracy Swanson	P.O. Box 154 Big Horn, WY 82833	2 North Main St., Ste. 102 Sheridan, WY 82801
Ronald Tschetter	300 40th Avenue South, #28 Great Falls, MT 59404	8 Third Street North Great Falls, MT 59401
Arlene Wilson	1-16th Avenue South Great Falls, MT 59405	8 Third Street North Great Falls, MT 59401

(k) The Underwriter's Officers. The executive officers of D. A. Davidson & Co. are as follows. The business address of each such person is 8 Third Street North, Great Falls, MT 59401. The residence addresses of such persons are provided below.

Name	Residence Address
Ronald Tschetter	300 40th Avenue South, #28 Great Falls, MT 59404
Mary L. Brennan-Dutro	3009 Fourth Avenue North Great Falls, MT 59405
Lawrence T. Martinez	80 Gannon Drive Great Falls, MT 59404

(l) Underwriter's general partners. Not Applicable.

(m) Counsel to the Underwriter. Lawrence T. Martinez, Esq., General Counsel to Davidson Companies, 8 Third Street North, Great Falls, Montana 59401, will serve as counsel to D. A. Davidson & Co.

Item 2. Application of Rule 262

(a) None of the persons identified in the response to Item 1 is subject to the disqualification provisions set forth in Rule 262.

(b) Not Applicable.

Item 3. Affiliate Sales

Not Applicable.

Item 4. Jurisdictions in Which Securities Are to be Offered

(a) D.A. Davidson & Co., as placement agent, will offer and sell shares on a best efforts basis pursuant to a Placement Agent Agreement dated as of September __, 2004. Subject to the Issuer's discretion to limit the jurisdictions in which offers and sales will be made as described in Item 4(b), D.A. Davidson & Co. intends to offer and sell shares in the states of Arizona, California, Colorado, Idaho, Minnesota, Montana, North Dakota, Oregon, Utah, Washington and Wyoming.

(b) The Issuer will offer and sell shares to its shareholders and designated members of the general public. Shareholders of the Issuer reside in the following states: Arizona, California, Colorado, Florida, Louisiana, Missouri, Nevada, New Jersey, Ohio, Oregon, Texas and Washington. The Issuer has discretion not to offer shares to existing or new shareholders who reside in states in which regulatory compliance would, in the judgment of the Issuer, be unduly burdensome. The Issuer will also offer shares to persons who are not currently shareholders, who may reside in the listed states or other states. The shares will be offered by the Issuer's directors and executive officers on a best-efforts basis. None of these individuals will receive any bonus, commissions or other compensation directly or indirectly in connection with such sales.

Item 5. Unregistered Securities Issued or Sold Within One Year

(a) During the 12 months preceding the filing of this Form 1-A Offering Statement, the Issuer has not sold any shares of its common stock. No stock options have been exercised.

The Issuer has issued within the past 12 months an aggregate of 1,880 shares of common stock pursuant to the Issuer's 2004 Stock Incentive Plan. These shares were issued to directors of the Issuer in lieu of an annual retainer for service as directors. The fair market value of each share of the common stock as of the date of issuance was $15.00, based on the most recent sale. The following individuals received shares pursuant to the plan, each of whom is a director of the Issuer:

Donald B. Kane	Martin D. Quandt
Anita M. Sharman	John C. Richards
Patrick J. Culligan	Joseph (Ted) Rose
John M. Godsey, Jr.	James (Ed) Wagenblast

(b) Within the past 12 months, no shares of the Issuer's common stock were sold by or for the account of any person who was a director, officer, promoter or principal security holder of the Issuer or was an underwriter of any securities of the Issuer.

(c) The shares issued as described in (a) above were issued pursuant to Rule 701 under the Securities Act of 1933.

Item 6. Other Present or Proposed Offerings

There are no other present or proposed offerings at the current time.

Item 7. Marketing Arrangements

There is no arrangement known to the Issuer or to any person named in response to Item 1 above for any of the purposes set forth in Item 7, Form 1-A.

Item 8. Relationship with Issuer of Experts Named in Offering Statement

No expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the Issuer or any of its subsidiaries or was connected with the Issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

Item 9. Use of a Solicitation of Interest Document

On July 9, 2004, the Issuer distributed a letter to its shareholders and a separate letter to other persons who are customers of Issuer, indicating Issuer's contemplation of conducting an offering of securities and soliciting indications of interest. Such letters were substantially in compliance with Rule 254. Copies of such letters were submitted to the Commission on August 9, 2004 following discussion with the Commission staff.

OFFERING CIRCULAR

COLUMBIA COMMERCIAL BANCORP
P.O. Box 725, 314 E. Main St.
Hillsboro, Oregon 97123-0725
(503) 693-7500

A Maximum of $5,000,000 (250,000 Shares of Common Stock at $20.00 Per Share)
(No Minimum Offering Amount)

COLUMBIA COMMERCIAL BANCORP is offering 250,000 shares of its common stock to existing shareholders and the public at $20.00 per share. The offering will commence on __________, and expire on ________, 2004, unless we terminate it earlier or extend it, for up to two additional 30-day periods.

The minimum purchase for new shareholders is 1,000 shares. There is no minimum purchase amount for existing shareholders and employees of Columbia Commercial Bancorp and Columbia Community Bank. The maximum investment limit is a number of shares equal to five percent of shares outstanding prior to the offering. These minimum and maximum restrictions are subject to the Board's discretion.

In addition to other matters discussed in this document, you should also be aware of the following:

- There is no minimum offering amount, and we may receive less than $5,000,000 in gross proceeds;
- Because there is no minimum offering amount, we will have immediate access to subscription funds once we have accepted a subscription;
- Once submitted, the subscription may not be revoked by the investor;
- We are selling a portion of the offered shares directly, and no commissions will be paid in connection with such sales;
- A portion of the offered shares will be sold by our placement agent, and a commission will be paid in connection with such sales;
- There is a limited trading market for our shares, and there is very limited trading activity; and
- We have subjectively established the offering price of $20.00 per share based on a recent independent professional evaluation and the sales prices in the limited recent trading of our stock.

An investment in these securities involves risk, including the possible loss of principal. See "RISK FACTORS" on page 4 of this Offering Circular.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Issuer(2)
Per Common Share	$20.00	$0.70	$19.30
Maximum Offering	$5,000,000	$175,000	$4,825,000

(1) D.A. Davidson & Co., acting as placement agent on a best efforts basis, will receive a 7% commission in connection with shares sold by it in the offering. This table reflects the assumption that D.A. Davidson & Co. will sell 125,000 of the shares offered. The actual number of shares sold cannot be accurately predicted.

(2) Proceeds are calculated before deducting estimated expenses of the offering of approximately $150,000, including filing fees, legal and accounting fees, printing and other miscellaneous expenses payable by Columbia Community Bancorp.

The date of this Offering Circular is _________, 2004.

THE SECURITIES OFFERED HEREBY ARE NOT DEPOSITS OR SAVINGS ACCOUNTS. THESE SECURITIES ARE NOT INSURED BY THE FDIC OR ANY OTHER AGENCY. THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION NOR HAS THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER FEDERAL OR STATE AGENCY PASSED ON THE ADEQUACY OR ACCURACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

No agent or officer of the Columbia Commercial Bancorp or Columbia Community Bank, or any other person, has been authorized to give any information or to make any representations other than those contained in this Offering Circular and, if given or made, such information and representations should not be relied upon as having been authorized by the Issuer.

This Offering Circular does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Offering Circular nor any sale hereunder shall under any circumstances create an implication that there has been no change in the affairs of the Issuer since the date hereof.

In deciding whether or not to invest in the securities offered, you should rely on your own examination of the Issuer and the terms of the offering, including the merits and risks involved.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY. ALSO, NO SUCH AGENCY HAS DETERMINED IF THIS DOCUMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

We reserve the right not to offer or sell shares to any person if, in our determination, the costs and regulatory requirements of complying with applicable state securities laws are unduly burdensome.

TABLE OF CONTENTS

OFFERING CIRCULAR SUMMARY

The following summary explains the significant aspects of our stock offering. The summary is qualified by the more detailed information and the financial statements appearing elsewhere in this Offering Circular. Prospective purchasers are urged to carefully read the entire Offering Circular before making a decision to purchase our common stock.

The Offering

Common Stock Offered	250,000 shares
Price	$20.00 per share
Common Stock to be Outstanding After the Offering	722,784 shares (assuming all shares offered are sold and no stock options are exercised)
Minimum Subscription	**New shareholders must subscribe for a minimum of 1,000 shares**, subject to our discretion to accept subscriptions for lesser amounts. **Existing shareholders** and **employees** of Columbia Commercial Bancorp or Columbia Community Bank do not have a minimum subscription amount.
Maximum Subscription	Subject to our discretion, no subscription will be accepted to the extent that it causes the subscriber to own or control, following the offering, more than 23,639 shares (an amount equal to 5% of our outstanding shares prior to the offering). See "TERMS OF THE OFFERING."
How to Subscribe from Columbia Commercial Bancorp	To purchase shares in the offering directly through us, you must complete, date and execute the Subscription Agreement provided with this Offering Circular and return it, along with a check made payable to "Columbia Commercial Bancorp" for the full subscription amount to us at the address listed on the front page of the Offering Circular. **Important: Payment of the full subscription price for shares must be included with the Subscription Agreement.**
How to Subscribe from D.A. Davidson & Co.	To purchase shares in the offering through D.A. Davidson & Co., you must complete, date and execute the Subscription Agreement provided with this Offering Circular and return it to D. A. Davidson in the pre-addressed envelope.
Expiration of Offering	The offering will expire on ________, 2004, unless we terminate it earlier or extend it.
Use of Proceeds	To payoff existing debt, support our growth and for general working capital purposes. See "USE OF PROCEEDS."
Investment Risks to be Considered	An investment in our shares involves certain risks. See "RISK FACTORS."

Plan of Distribution

The offering will commence on __________, 2004 and will continue until ________, 2004 unless we determine in our sole discretion to terminate the offering earlier or to extend it, for up to two periods of 30 days each.

We will offer and sell shares directly to our existing shareholders and to other designated persons including customers and other persons residing or working in our market area. The shares in the offering that we offer and sell directly (the "Company Offered Shares") will be marketed and sold through certain of our executive officers and directors, none of whom will receive any commission or other form of compensation in connection with such efforts.

As described below under "TERMS OF THE OFFERING – Placement Agent Agreement – D.A. Davidson," a portion of the shares in the offering will be offered and sold to the general public by D.A. Davidson & Co. ("Davidson"), acting as placement agent, on a best efforts basis. Davidson will receive a commission of 7% of the purchase price on the shares that it sells in the offering (the "Davidson Offered Shares"). We will have the exclusive right to offer and sell up to 125,000 Company Offered Shares until ________, 2004, after which date, any of such shares that remain unsold may be sold by Davidson.

Although we will provide offering materials to our existing shareholders, they will not have priority in the offering. The offering will be conducted on a "first-come-first-serve" basis, subject to our discretion to reject subscriptions.

New shareholders must purchase a minimum of 1,000 shares ($20,000). We reserve the right in our discretion to accept subscriptions for lesser amounts. There is no minimum purchase requirement for our existing shareholders or employees of Columbia Commercial Bancorp or Columbia Community Bank.

We do not intend to accept subscriptions to the extent that it would cause the subscriber beneficially to own, following the offering, more than 23,639 shares (5% of shares outstanding as of commencement of the offering). We reserve the right in our discretion to accept subscriptions for larger amounts. See "TERMS OF THE OFFERING – Maximum Subscription Amount."

We reserve broad discretion in determining whether to sell shares to any particular person, whether an existing shareholder or a new shareholder. See "TERMS OF THE OFFERING – Company Discretion to Accept or Reject Subscriptions."

Conditions of the Offering

Completion of the offering is not conditioned upon our receiving a minimum total offering amount. There are no escrow arrangements with respect to this offering. Accordingly, subscription funds that we receive and accept will be available for our immediate use.

We may accept or reject subscriptions in whole or in part for any reason. A subscription is irrevocable. Once you have submitted a subscription, you cannot withdraw it. Any rejected subscriptions will be promptly returned.

While no modification of the terms of the offering are anticipated, if there are any material changes, subscribers will be resolicited and will be given an opportunity to rescind their investment.

See "TERMS OF THE OFFERING" for a more complete description of the offering.

About Columbia Commercial Bancorp and Columbia Community Bank

Columbia Commercial Bancorp is an Oregon corporation formed in February 2002 for the purpose of being a holding company of Columbia Community Bank, an Oregon state chartered bank that commenced operations in April 1999. Columbia Commercial Bancorp is headquartered in Hillsboro, Oregon at the main office of the bank, and conducts all of its operations through the bank. Columbia Community Bank also has branch offices in Forest Grove and Beaverton, Oregon.

At June 30, 2004, we had consolidated total assets of approximately $120.8 million, liabilities of approximately $114.3 million, net loans of approximately $93.6 million, deposits of approximately $81.7 million, and shareholders' equity of approximately $6.5 million.

We offer a variety of financial products to small and medium-sized businesses, professionals and individual customers. Our strategy is to operate with low overhead expenses by focusing on those financial products most commonly demanded by customers, thereby offering products and services at competitive rates. We offer checking, savings and money market accounts, Individual Retirement Accounts, time certificates of deposit, and commercial and consumer loans. We also offer variable-rate real estate loans for commercial and residential properties, and fixed-rate residential real estate loans, including first mortgage loans and home equity loans, through a third-party mortgage lender.

Columbia Community Bank maintains a web site at www.columbiacommunitybank.com which contains additional information about the products and services offered, and which allows bank customers to conduct Internet banking transactions. Information contained on or that can be accessed through a website does not constitute a part of this Offering Circular.

See "BUSINESS" for a more complete description of our business.

RISK FACTORS

An investment in our shares involves certain risks. In addition to the other information contained in this Offering Circular, anyone considering investing in our shares should read and carefully consider the following:

We have subjectively set the offering price, and the price may not reflect the actual value of the shares. As a result, the price in this offering may be greater than the actual value of the shares.

We have established the offering price of $20.00 per share based on an independent professional evaluation and the price of recent, though sporadic, trades in the stock. For a description of the factors considered by our board in establishing the offering price, see "TERMS OF THE OFFERING – The Offering Price." There can be no assurance that the offering price indicates the actual market value of the stock, or that shareholders will be able to sell their shares at or above the offering price.

There is no minimum offering amount, and we may raise substantially less than the maximum amount being offered, which could affect our future growth.

We have not set a minimum number of shares that must be sold in order for the offering to close. No escrow arrangements have been made with respect to the offering. Thus, subject to the acceptance of subscriptions (see "TERMS OF THE OFFERING – Company Discretion"), subscription funds will be immediately available to us regardless of the number of shares sold in the offering to such date or in the completed offering. There can be no assurance that the maximum 250,000 shares will be sold, or that any particular number of shares will be sold. If the offering is subscribed at significantly less than the maximum, our ability to support our future growth (see "USE OF PROCEEDS") will be affected.

You may have difficulty selling your shares because of limited trading and restrictions on ownership.

Our shares are not listed on any stock exchange and there is very little market activity in the stock. Following completion of the offering, Davidson is expected to post quotes for our stock on the OTC Bulletin Board maintained by the NASD (the "OTCBB"). We cannot make any assurances as to when or if such quotes will be available. Isolated transactions between individuals occur from time to time. We do not know whether significant trading activity will take place for several years, if at all. We cannot assure you that private sales can be negotiated at acceptable prices. Our bylaws limit the number of shareholders of record to less than 500. This limitation may prevent a market for the stock from developing. Accordingly, you should consider this as a long-term investment and be prepared to hold the shares for an indefinite period of time.

You will likely not receive cash dividends on the shares.

We have never paid a cash dividend and do not anticipate paying a cash dividend in the foreseeable future. We expect to retain all earnings to provide capital for operation and expansion of the bank. Our ability to pay dividends in the future will depend primarily upon the bank's earnings and its ability to pay dividends to Columbia Commercial Bancorp. See "SUPERVISION AND REGULATION – Federal and State Bank Regulation - Dividends." We are currently subject to a covenant associated with a line of credit we have with US Bank which restricts our ability to pay dividends. Although we anticipate paying off the line of credit with the proceeds from this offering (see "USE OF PROCEEDS"), we may not receive sufficient proceeds to do so, in which case our ability to pay dividends will continue to be restricted.

Our marketing is focused on small businesses, which involve special risks.

Our focus on small- and medium-sized businesses involves special risks to the extent that smaller companies may have shorter operating histories, less sophisticated internal record keeping and financial planning capabilities, and greater debt-to-equity ratios than larger companies. These factors increase the difficulty in accurately assessing credit risks. Such borrowers are more susceptible to economic declines, with the result that loans to such borrowers may be riskier than loans to larger commercial borrowers.

We compete with many other financial institutions that have greater resources.

Our business operates in a highly competitive banking environment, competing with a number of banks, savings and loan associations, credit unions and other financial institutions which possess greater financial resources than we do, some of which have offices in the immediate vicinity of the bank. By virtue of their capital, such institutions have substantially greater lending limits than we do and perform certain functions for their customers which we do not offer. Moreover, most depositors and loan customers currently have established banking relationships with other financial institutions. We cannot be certain that we will continue to be able to attract and retain customers from other financial institutions. Further, many non-bank competitors, such as credit unions, mutual funds and investment brokers, are not subject to the same regulatory burdens as banks. Credit unions, for example, are not subject to corporate income taxation, and are not required to comply with Community Reinvestment Act requirements, which increase the costs of operations of banks.

Columbia Community Bank utilizes certain non-retail funding sources that can result in higher interest expenses and increased volatility.

We utilize several funding sources, including certificates of deposits issued through brokers and Federal Home Loan Bank borrowings to support asset growth. The use of these so-called "non-core" deposits and borrowings can result in higher interest expenses and increased volatility in our liquidity position.

Due to our high concentration of loans secured by real estate, a downturn in the real estate market, for any reason, could hurt our business.

At June 30, 2004, 70% of our loan portfolio was comprised of loans secured by real estate. These real estate-secured loans are concentrated in the Washington County, Oregon, area, which includes Hillsboro and Beaverton. A downturn in the local economy could have a material adverse effect on a borrower's ability to repay these loans due to either loss of borrower's employment or a reduction in borrower's business. Further, such reduction in the local economy could severely impair the value of the real property held as collateral. As a result, the value of real estate collateral securing our loans could be reduced. Our ability to recover on defaulted loans by foreclosing and selling the real estate collateral would then be diminished and we would be more likely to suffer losses on defaulted loans.

If we cannot attract deposits, our growth may be inhibited.

We plan to increase significantly the level of our assets, including our loan portfolio. Our ability to increase our assets depends in large part on our ability to attract additional deposits at competitive rates. At June 30, 2004 we had a loan-to-deposit ratio of 114%. We intend to seek additional deposits by offering deposit products that are competitive with those offered by other financial institutions in our markets and by establishing personal relationships with our customers. We cannot assure you that these efforts will be successful. Our inability to attract additional deposits at competitive rates could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Regulatory changes may cause the bank's capital to fall below requirements for "well-capitalized" status.

Recent changes in generally accepted accounting principles (GAAP) have raised the issue of whether trust preferred securities should be included in calculating the bank's Tier 1 capital for bank regulatory purposes. See "SUPERVISION AND REGULATION - Capital Adequacy" for information on capital ratios. Under proposed rules by the Federal Reserve, trust preferred securities would continue to be included as Tier 1 capital, but would be limited to 25% of Tier 1 capital. If different rules are adopted which do not permit trust preferred securities to be included in Tier 1 capital, we may no longer be deemed "well capitalized" for regulatory purposes and could be subject to increased FDIC insurance rates and regulatory restrictions.

TERMS OF THE OFFERING

General

We are offering up to 250,000 shares of Columbia Commercial Bancorp common stock at a price of $20.00 per share. The offering is being conducted by subscriptions through designated officers and directors of Columbia Commercial Bancorp and through D. A. Davidson & Co. ("Davidson"), a registered broker-dealer and investment banking firm, acting as placement agent on a best efforts basis.

The offering will commence on _________, 2004 and will terminate on _________, 2004. In our sole discretion, we may decide to terminate the offering earlier, or to extend it, for up to two additional periods of 30 days each.

Unless you are an existing shareholder of Columbia Commercial Bancorp or an employee of Columbia Commercial Bancorp or Columbia Community Bank, you must subscribe for a minimum of 1,000 shares ($20,000), subject to our discretion to accept subscriptions for lesser amounts. There is no minimum subscription amount for existing shareholders or for employees of Columbia Commercial Bancorp or Columbia Community Bank.

The maximum permitted investment is described below under "—Maximum Subscription Amount."

We will offer and sell a portion of the shares in the offering (the "Company Offered Shares") to our current shareholders, employees, and other persons, including current or former customers of the bank through certain of our officers and directors. No commission, fee, or other compensation will be paid to our officers, directors, or any other person in connection with the offer and sale of the Company Offered Shares. Until ________, 2004, we will have the exclusive right to offer and sell up to 125,000 shares, after which date any of those shares that remain unsold may be offered and sold by Davidson and will be subject to Davidson's commission.

As described immediately below, Davidson will also offer and sell shares in the offering (the "Davidson Offered Shares") and will receive a commission in connection with such sales.

Placement Agent Agreement – D.A. Davidson

We have entered into a Placement Agent Agreement with Davidson with respect to a portion of the shares to be offered and sold in the offering. Davidson will offer and sell shares to its customers and the general public on a "best efforts" basis. Davidson has the right to sell up to 125,000 shares on an exclusive basis, and to sell, on a first-come-first-serve basis, additional shares offered but not sold by the Company after _________, 2004. Neither the number of Davidson Offered Shares that will be sold in the offering, nor the percentage of Davidson Offered Shares that will be sold relative to the number of Company Offered Shares that will be sold, can be accurately predicted. Davidson will receive a commission equal to seven percent (7%) of the gross proceeds of all sales that it generates through the sale of Davidson Offered Shares. Davidson will also be reimbursed for out-of-pocket expenses, which are anticipated to be approximately $10,000. Davidson will not receive a retainer, and it will receive no commission or other compensation in connection with shares sold directly by Columbia Commercial Bancorp. The Placement Agent Agreement also provides that Davidson will have the right to act as our selling agent in the event we participate in an offering of trust preferred securities at any time within two years following the offering.

The Placement Agent Agreement requires us to obtain Davidson's permission before selling any other securities of the Company (except for issuing stock or options pursuant to our stock option plan or stock incentive plan) within 180 days after the date of the Placement Agent Agreement.

Davidson, a full service investment bank founded in 1935, has over 700 employees, $12.5 billion in client assets under management, and $70 million in equity capital. Davidson has 36 retail brokerage offices with over 225 brokers in Oregon, Washington, Idaho, Montana, Wyoming, Utah and Colorado.

The Offering Price

In determining that the shares should be offered at a price of $20.00 per share, our board of directors considered prices at which shares were traded in recent, though sporadic transactions of which we are aware, and the results of an evaluation performed by an independent consultant. The independent consultant's evaluation considered the following factors: Columbia Community Bank's historical earnings since its opening; the bank's future prospects; the book value per share of outstanding common stock; and the trading prices of stock of other similarly situated financial institutions.

How to Subscribe

A subscription constitutes a continuing offer by the subscriber to purchase the indicated shares at the offering price until such time as the subscription is accepted or a notice of rejection is given by the Company. A subscription is irrevocable once made and for up to one year thereafter.

If subscribing directly with Columbia Commercial Bancorp:

If you are subscribing for shares offered to you directly by Columbia Commercial Bancorp, complete and sign the enclosed Columbia Commercial Bancorp Subscription Agreement and send it with full payment for the shares subscribed to us in the enclosed envelope that is pre-addressed to us.

We will hold subscription funds, pending acceptance, in a segregated, noninterest-bearing account at Columbia Community Bank. If a subscription is rejected for any reason, subscription funds will be promptly returned to the subscriber, without charge or deduction.

If subscribing through D.A. Davidson & Co:

If you are subscribing for shares offered to you by Davidson, complete and sign the enclosed Davidson Subscription Agreement and send it in the enclosed pre-addressed envelope to Davidson. Davidson will remit subscription funds on the day following its receipt of such funds to Columbia Commercial Bancorp, which will hold such funds, pending acceptance, in a segregated, noninterest-bearing account at Columbia Community Bank. If a subscription is rejected for any reason, subscription funds will be promptly returned to the subscriber, without charge or deduction.

Company Discretion to Accept or Reject Subscriptions

Subscribers should be aware that we are entitled to exercise broad discretion in determining whether to sell shares to them. **We may, in our absolute and sole discretion, reject the subscription of any person, whether such person is currently a Columbia Commercial Bancorp shareholder or not.**

In exercising our discretion we may consider, among other things:

- Whether or not the subscriber is a Columbia Community Bank customer;
- Whether or not the subscriber is a resident of our primary marketing area;
- Whether or not the subscriber is a resident of the State of Oregon, and if not, whether the subscriber's state of residence imposes any restrictions on, or costs in connection with, the sale of securities to its residents and whether, in our sole discretion, compliance with any such restrictions or payment of any such costs is unduly burdensome; and
- The number of shares for which the subscriber has subscribed. The minimum purchase requirement of 1,000 shares has been established, among other reasons, in order to avoid the administrative, printing and related costs associated with maintaining a shareholder base consisting of shareholders with small individual holdings. Additionally, we may consider this factor due to the current requirement in our bylaws to limit the number of our shareholders to less than 500, so that we are not subject to the periodic reporting and certain other requirements of the Securities Exchange Act of 1934. We also may reject subscriptions, in whole or in part, to prevent a shareholder from acquiring an ownership position of more than 5% of the outstanding shares.

Subject to our absolute discretion, and the factors described above, we will attempt to honor subscriptions on a "first come, first serve" basis.

Minimum Purchase Requirements for New Shareholders

We have established the minimum purchase requirement of 1,000 shares for new shareholders for the reasons described above under "Company Discretion to Accept or Reject Subscriptions." We reserve the right, however, in our sole discretion, to accept subscriptions from new shareholders in amounts less than 1,000 shares per subscriber.

Maximum Subscription Amount

We do not intend to accept a subscription to the extent that the amount subscribed for would cause the subscriber to own, following the completion of the offering, more than 23,639 shares. This number of shares equals 5% of the total number of outstanding shares prior to the offering (472,784 shares). If we receive a subscription that would, if accepted, cause the subscriber to exceed 23,639 shares, we intend to accept the subscription only to the extent that such limit is not exceeded, and any excess subscription funds will be returned, without interest, to the subscriber. We retain the right to accept subscriptions that would exceed the limits described above, in our sole discretion.

Offering Expiration Date

We must receive at our offices, completed and executed subscriptions, together with full payment for the shares subscribed, not later than 5:00 p.m. on ______, 2004, unless the offer is terminated earlier or extended, for up to two additional periods of 30 days each, by us in our sole discretion.

Subscription Funds

We will hold subscription funds (whether received in connection with Company Offered Shares or Davidson Offered Shares), pending acceptance, in a segregated, noninterest-bearing account at Columbia Community Bank. We may accept subscriptions at any time and from time to time, following which the funds will be transferred from the segregated account to our general funds.

If a subscription is rejected for any reason, subscription funds will be promptly returned by us to the subscriber, without charge or deduction. **Once you have delivered your subscription to us (or to Davidson, in the case of the Davidson Offered Shares), you cannot revoke it.**

Commissions

As described above, no commissions, fees, or other remuneration will be paid to any of our directors, officers or employees, or to any other persons or entities, for selling the Company Offered Shares in this offering. Also as described above, Davidson will receive a commission in connection with Davidson Offered Shares sold in the offering.

Delivery of Stock Certificates

We will issue certificates for Company offered shares which are duly subscribed, paid for and accepted as soon as practicable after completion of the offering. Davidson Offered Shares will, unless otherwise requested by the subscriber, be held by Davidson in street name; therefore, no certificates will be issued to the individual subscribers for these shares. Davidson will send you acknowledgment of your beneficial ownership as soon as practicable after completion of the offering.

Purchase Intentions of Directors and Executive Officers

Our directors and executive officers are eligible to participate in this offering on the same terms being offered to all other existing shareholders and employees. As a group, our directors and executive officers currently beneficially own 143,965 outstanding shares (30.45% of the currently outstanding shares). Our directors and executive officers have indicated that they plan to purchase, in the aggregate, approximately 35,000 shares, subject to availability. Assuming that they purchase this number of shares, they will own in the aggregate 24.76% of the then-outstanding shares (assuming full subscription of this offering and not including shares that such persons could purchase upon the exercise of stock options). See "MANAGEMENT."

DILUTION

Our net book value at June 30, 2004 was $6.45 million, or $13.65 per share. Net book value per share is determined by dividing our stockholders' equity by the number of shares outstanding. Without taking into account any changes in such net book value after June 30, 2004, other than to give effect to the sale of 250,000 shares offered by us in this offering (after deducting estimated offering expenses payable by us), the pro forma net book value of the outstanding shares at June 30, 2004 would have been $11.13 million or $15.39 per share. This represents an immediate increase in net book value to present shareholders of $1.74 per share and an immediate dilution to new investors of $4.61 per share. The following tables illustrate the dilution on a per-share basis, assuming 100% and 50% of the offering is subscribed:

	Assumed 100% of maximum offering proceeds (1)	Assumed 50% of maximum offering proceeds (1)
Number of Shares offered or assumed to be sold	250,000	125,000
Gross proceeds	$ 5,000,000	$2,500,000
Expenses and commissions	$325,000	$237,500
Net proceeds from the stock offering	$4,675,000	$2,262,500
Net tangible book value at June 30, 2004	$6,452,000	$6,452,000
Net proceeds from the stock offering	$4,675,000	$2,262,500
Pro forma net tangible book value at June 30, 2004	$11,127,000	$8,714,500
Number of shares outstanding at June 30, 2004	472,784	472,784
Pro forma number of shares outstanding at June 30, 2004	722,784	597,784
Offering price per share	$20.00	$20.00
Net tangible book value per share prior to offering	$13.65	$13.65
Increase in net tangible book value per share attributable to new investors	$ 1.74	$ 0.92
Pro forma net tangible book value per share after Offering	$15.39	$14.57
Dilution per share to new investors	$ 4.61	$ 5.43

(1) Assumes Davidson sells half of the total shares sold in the offering.

Although existing shareholders will not experience net book value dilution of their shares as a result of the offering, they will experience a dilution in their respective ownership percentages of Columbia Commercial Bancorp to the extent that such persons do not purchase shares in the offering, and to the extent of the sale of Columbia Commercial Bancorp shares to new shareholders.

USE OF PROCEEDS

The net proceeds from the sale of shares offered by Columbia Commercial Bancorp (assuming that (i) all 250,000 shares offered by means of this Offering Circular are sold, and (ii) that of such amount, 125,000 shares are sold by Davidson) are estimated to be $4,675,000 after deducting estimated commissions and expenses of the offering of approximately $325,000. As this offering is not conditioned on the sale of a minimum number of shares, the net proceeds to us will be reduced to the extent that the maximum number of shares is not subscribed in this offering. As a consequence, there can be no assurance that the maximum gross proceeds of $5 million, or any other amount, will be attained.

If the offering is subscribed at the maximum amount, we anticipate that $1.5 million will be utilized to fully repay the current indebtedness under an existing line of credit facility. The credit facility's interest is at the Prime Rate and it matures on March 31, 2009. If the offering is not fully subscribed, we may in our sole discretion fully repay or repay only a portion of the indebtedness outstanding under the line of credit.

We also anticipate that approximately $100,000 will be retained by Columbia Commercial Bancorp for general working capital purposes. We anticipate that the remainder of the proceeds of the offering will be contributed to Columbia Community Bank, to support recent and anticipated future growth, to assure that Columbia Community Bank remains well capitalized, to allow Columbia Community Bank to increase its legal lending limits, and for general corporate purposes. With regard to Columbia Community Bank's legal lending limits, see "BUSINESS – Columbia Community Bank – Lending Activities."

CAUTIONARY NOTE: FORWARD-LOOKING INFORMATION

The following discussion includes forward-looking statements that implicitly and explicitly include information concerning our plans, expectations, possible or assumed future results of operations, trends, financial results and business plans. Forward-looking statements involve inherent risks and uncertainties that are subject to change based on various important factors, many of which are beyond our control. Such factors include, but are not limited to, those included in the "Risk Factors" section starting on page 4 of this Offering Circular. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. You should not place undue reliance on our forward-looking information and statements. The forward-looking statements are made as of the date of this prospectus, and we do not intend, and assume no obligation, to update the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements. All forward-looking statements contained in this prospectus are expressly qualified by these cautionary statements.

BUSINESS

Columbia Commercial Bancorp

Overview

Columbia Commercial Bancorp was incorporated on February 15, 2002 to be a holding company for Columbia Community Bank, an Oregon state-chartered bank that commenced operations in 1999. We had consolidated total assets of approximately $120.8 million at June 30, 2004. The company's office is located at the bank's main office in Hillsboro, Oregon. The company does not engage in any substantial activities other than acting as a bank holding company for Columbia Community Bank. As a community bank with local ownership, local decision-making and other personalized services, the bank offers an alternative to large financial institutions. The holding company structure provides flexibility for expansion of our banking business through acquisition of other financial institutions and allows us to engage in permissible non-bank activities that a traditional commercial bank may not be able to provide. See "SUPERVISION AND REGULATION." We have a business trust subsidiary, the sole purpose of which is to hold subordinated debentures issued by the holding company for financing purposes. The trust, in turn, has issued equity securities (known as trust preferred securities) to other investors, the proceeds of which qualify for regulatory purposes as primary capital.

Market for Common Equity and Related Stockholder Matters

There is a limited trading market for our shares. Our shares are not listed on any national exchange or quoted on the Nasdaq Stock Market. Upon completion of the offering, Davidson is expected to make a market in our shares and post quotes on the OTCBB maintained by the NASD. We do not anticipate that an active market will develop in the foreseeable future.

The stock transfer records that we maintain indicate that there have been limited transactions involving Columbia Commercial Bancorp stock since its formation in 2002, and prior to that, there were limited transactions in Columbia Community Bank stock. The price information shown in the following table is information provided informally by the parties to the transactions to management. In view of our brief operating history and the limited trading market of the shares, no assurance can be given that such prices are representative of the actual market value of the shares. All information for periods prior to July 2002 is for Columbia Community Bank.

Summary of Stock Transactions

Period	No. of shares Traded	Price Range
2001		
First Quarter	0	____
Second Quarter	700	$10.00
Third Quarter	500	$10.00-$12.00
Fourth Quarter	0	____
2002		
First Quarter	0	____
Second Quarter	11,000	$11.00-$12.00
Third Quarter	1,000	$11.00-$12.00
Fourth Quarter	0	____
2003		
First Quarter	500	$14.75
Second Quarter	6,500	$15.00
Third Quarter	0	____
Fourth Quarter	10,500	$15.00-$16.00
2004		
First Quarter	1,000	$16.00
Second Quarter	1,000	$16.00
Third Quarter (through August 20, 2004)	0	

To the best of our knowledge, the most recent transaction in the shares was on April 23, 2004, involving 1,000 shares at $16.00 per share.

Shares Outstanding and Number of Equity Holders

At June 30, 2004, there were 472,784 shares outstanding and options to purchase 69,500 shares outstanding. As of June 30, 2004, there were 262 holders of record of Columbia Commercial Bancorp shares.

Reports to Shareholders

We deliver to each shareholder of record a quarterly consolidated summary financial statement (unaudited) and an annual report including audited consolidated financial statements for the year then ended and other periods described in such financial statements. We are not subject to the reporting requirements of the Securities Exchange Act of 1934, and therefore do not file periodic reports, proxy statements or other information with the Securities and Exchange Commission.

Cash Dividends

We have never paid a cash dividend, and we do not anticipate paying a cash dividend in the foreseeable future. We expect to retain all earnings to provide capital for operations and expansion. Dividends, when and if paid, will be subject to determination and declaration by the board of directors, which will take into account our financial condition, results of operations, tax considerations, industry standards, economic conditions and other factors. We are currently subject to a restriction on the payment of dividends pursuant to the terms of our revolving credit line with US Bank. We anticipate paying off the credit line with the proceeds of this offering. See "USE OF PROCEEDS." Our ability to pay dividends in the future will depend primarily upon the bank's earnings and its ability to pay dividends to us. Columbia Community Bank's ability to pay dividends is also governed by various statutes. See "SUPERVISION AND REGULATION – Federal and State Bank Regulation – Dividends."

Columbia Commercial Bancorp Selected Financial Information as of June 30, 2004

The following table present financial information regarding Columbia Commercial Bancorp and Columbia Community Bank updated through June 30, 2004. This summary is qualified in its entirety by the detailed financial information and financial statements appearing elsewhere in this Offering Circular.

(In thousands, except per share data)	Six months ended (unaudited) June 30		Twelve months ended (audited) December 31		
	2004	2003	2003	2002	2001(1)
INCOME STATEMENT					
Interest Income	$3,661	$2,529	$5,681	$4,406	$3,091
Interest Expense	1,029	768	1,692	1,505	1,235
Net Interest Income	2,632	1,761	3,989	2,901	1,856
Provision for loan losses	(300)	(140)	(574)	(288)	(150)
Noninterest Income	77	118	201	156	70
Noninterest Expense	(1,590)	(1,180)	(2,523)	(1,922)	(1,280)
Income before income taxes	820	559	1,093	847	497
Income Tax Expense	(351)	(209)	(438)	(326)	(192)
Net Income	$469	$350	$655	$521	$305
Earnings per share					
- Basic	$0.99	$0.74	$1.39	$1.11	$0.70
- Diluted	$0.94	$0.71	$1.33	$1.09	$0.70

(In thousands, except per share data)	Six months ended June 30		Twelve months ended December 31		
	2004	2003	2003	2002	2001
BALANCE SHEET					
Cash and balances due from banks	$2,232	$2,364	$2,185	$3,103	$1,918
Federal Funds Sold	6,455	125	0	860	1,535
Investment Securities	16,568	15,690	16,448	11,746	7,344
Net Loans	93,581	70,321	86,071	53,061	37,782
Other Assets	1,963	1,617	1,859	1,297	786
Total Assets	$120,800	$90,117	$106,564	$70,066	$49,365
Total Deposits	$81,742	$59,185	$69,794	$51,645	$38,224
Federal Funds Borrowed	0	3,785	2,715	0	0
FHLB Borrowing /Repurchase Accts	27,583	18,047	24,726	12,526	6,079
Long Term Debt	4,500	3,000	3,000	0	0
Other Liabilities	523	281	317	388	224
Total Liabilities	114,348	84,298	100,552	64,559	44,527
Shareholders' Equity	6,452	5,819	6,012	5,507	4,838
Total Liabilities and Shareholders' Equity	$120,800	$90,117	$106,564	$70,066	$49,365
Book Value per share	$13.65	$12.35	$12.77	$11.69	$10.33

(1) Prior to bank holding company formation, reflects bank only.

Columbia Community Bank

Columbia Community Bank primarily serves professionals, small and medium-sized businesses and individuals located in its principal market area of Washington County, Oregon. The bank offers its customers the full range of deposit services that are typically available in most financial institutions, including checking accounts, savings accounts and other deposits of various types, ranging from money market accounts to certificates of deposit. Transaction accounts and time certificates are tailored to the principal market areas at rates competitive in the area. In addition, retirement accounts such as IRAs (Individual Retirement Accounts) are available. The bank attracts deposits primarily from individuals, merchants, small and medium-sized businesses, and professionals. All our deposit accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to the maximum amount (currently $100,000 per depositor).

The bank's principal sources of revenues are: (i) interest and fees on loans; (ii) interest on investments (principally government securities); (iii) interest on federal funds sold (funds loaned on a short-term basis to other banks); and (iv) deposit service charges. The bank's lending activity consists of short-to-medium-term real estate and construction commercial loans, operating loans and lines, equipment loans, real estate loans, personal loans or lines of credit, and home improvement loans. It also offers safe deposit boxes, direct deposit of payroll checks, and automatic drafts for various accounts.

Employees

The bank had a total of 25 full-time-equivalent employees at June 30, 2004. There are no separate employees of Columbia Commercial Bancorp. We believe our relationship with our employees is good.

Properties

The bank conducts its business through its office at 314 E. Main Street in Hillsboro, Oregon, in space leased from an affiliated party. See "Management – Related Party Transactions." The building encompasses approximately 6,900 square feet of office space and provides ample parking, a drive-up window and a night depository. The lease is at a monthly rate of $9,700. The lease expires in 2008 but provides for an option to extend the term for up to an additional five years, which will expire in 2013.

The bank has a branch office in Forest Grove, Oregon, at 2811 19th Avenue, Suite A, Forest Grove, Oregon 97016. The office encompasses 1,100 square feet, and is leased from an unaffiliated party at a monthly rate of $1,630. The lease expires on March 31, 2005, but can be renewed for two additional three-year terms, which will expire in 2011.

The bank also has a branch office in the Tanasbourne area of Beaverton, Oregon. The office encompasses 5,000 square feet, and is leased from an unaffiliated party at a monthly rate of $10,351. The lease expires in August 2007 but can be renewed for up to two additional five-year terms, which will expire in 2012.

The bank is currently negotiating a lease for a new branch office in Durham, Oregon, which the bank anticipates opening in December 2004.

Market Area and Competition

The bank competes with other commercial banks, savings and loan associations, credit unions and finance companies operating in its market area, which consists of the cities of Hillsboro, Forest Grove and Beaverton, Oregon. The bank's main office is in downtown Hillsboro, Oregon. Hillsboro is the county seat of Washington County, one of the three counties comprising the Portland, Oregon metropolitan area, and home of much of Oregon's high-tech industry. Hillsboro is located approximately 18 miles west of Portland. Hillsboro and its environs have experienced significant growth in population over the last decade, primarily in the 25 to 44 year age group as a result of the growth in technology-oriented business. There has also been a significant growth in the number of small-to-medium sized businesses in the primary market area.

The bank is subject to substantial competition in all aspects of its business. Intense competition for loans and deposits comes from other financial institutions in the market area. Some of the bank's competitors, such as credit unions, are not subject to the same degree of regulation and restriction, and some have financial resources greater than Columbia Community Bank. The bank's future success will depend primarily on the difference between the cost of its borrowing (primarily interest paid on deposits) and income from operations (primarily interest or fees earned on loans, sales of loans and investments). The bank also receives non-interest income from service charges and other miscellaneous fees. Although the bank's competitors often are larger, sometimes significantly larger, we believe the bank can compete due to our quality service and competitive rates of interest.

Growth Strategy

Our strategic objective for the next five years is to continue to grow the bank in its market area of Washington County. Our goal is to continue a double-digit asset growth rate which would result in assets in excess of $272 million by year-end 2008. We hope to grow a return on average assets from 0.74% in 2003 to 1.45% in 2008 and a return on equity from 11.48% in 2003 to 20% by 2008.

Our growth strategy involves continuing to develop programs that focus on professional groups (dentists, physicians, attorneys, etc.) and small to medium sized businesses, hiring competent, well respected bankers and strategically locating branches to support our customer base. Our desired core customer base provides opportunities to finance term equipment loans and operating loans in a range of $250,000 to $2 million. In addition, the bank continues to realize opportunities in real estate financing. The bank finances acquisition and development, residential construction, and commercial property acquisition and refinancing (both owner-occupied and for investment purposes) up to $4 million. We do not plan to commit resources to growing the consumer business, which is outside of our core competency.

We will evaluate and utilize technology to keep our operations efficient and effective. New products will be added as needed that provide value to our customers and strengthen our relationships. Most importantly, we will continue to give customers the personalized service they expect and appreciate.

Washington County is a significant economic engine for Oregon and we are positioned and staffed to take advantage of the opportunities available in the area. We are planning two new branch expansions within Washington County in the next two years. We are currently negotiating a lease for a new office in Durham, Oregon, scheduled to open in December 2004. A staff of five talented and experienced bankers who will operate from the Durham branch is currently promoting and acquiring business out of our Tanasbourne and Hillsboro offices. In addition, we are considering opening an office in the eastern part of the Beaverton market in late 2005 or early 2006.

Our directors may consider an acquisition of other financial institutions if economically feasible but currently do not have any target institutions.

Products and Services

In conjunction with the growth of its asset base, the bank has introduced various products and services to position us to compete in our highly competitive market. The bank's customers demand not only a wide range of financial products but also efficient and convenient service. In response to these demands, the bank has developed a mix of products and services tailored to our market. Deposit accounts include certificates of deposit, individual retirement accounts and other time deposits, checking and other demand deposit accounts, interest-bearing checking accounts, savings accounts and money market accounts. Loans include real estate construction and development, commercial, installment and consumer loans. Other products and services include electronic funds transfers, electronic tax payment, and safe deposit boxes. The bank offers access to general bank information as well as online banking through its website at www.columbiacommunitybank.com. Online banking provides customers the ability to review and download transaction detail and to transfer funds between accounts.

Litigation

There are no material pending legal proceedings to which the company or the bank are a party or to which any of our properties is subject; nor do we know of any material proceedings contemplated by any governmental authority; nor do we know of any material proceedings, pending or contemplated, in which any director, officer or affiliate of the company or the bank, or any associate of any of the foregoing, is a party or has an interest adverse to us.

Lending Activities

Lending activities are conducted under a written loan policy that has been adopted by the bank's board of directors. Each loan officer has a defined lending authority. Regardless of lending authority, individual secured and unsecured loans over $500,000 are approved by the bank's Loan Committee.

In general, the bank is permitted by law to make loans to single borrowers in aggregate amounts of up to 15% of its capital. Capital, for purposes of determining lending limits, consists of Tier 1 and Tier 2 capital, as defined under FDIC regulations. See "SUPERVISION AND REGULATION." As of June 30, 2004, the bank's legal lending limit was approximately $1.79 million. Assuming that all of the shares offered in this offering are purchased, and that net proceeds of the offering are contributed in the manner described under "USE OF PROCEEDS," the bank's legal lending limit will be approximately $2.26 million. The legal lending limits are higher if the loan is collateralized by property with a discernable market value.

On occasion, the bank sells participations in loans when necessary to stay within lending limits or to otherwise limit its exposure. A "participation" means that the bank sells a portion of a loan that it has originated to one or more other banks. This sale is on a non-recourse basis, thus limiting the bank's exposure to the amount that it does not sell through a participation. Loan participations are customary in the banking industry, and the terms of the agreements between Columbia Community Bank and the banks to which it sells participations contain customary terms and conditions.

At June 30, 2004, the bank had a concentration of loans secured by real estate representing 34.8% of the loan portfolio. The bank also had a concentration of commercial loans not primarily secured by real estate representing 27.9% of the loan portfolio. Due to the diversity of its borrowers, the bank does not believe these loan concentrations represent a significant risk, although a downturn in the market areas' real estate or business segments could have an adverse effect on the bank and its operations.

In the normal course of business there are various commitments outstanding and commitments to extend credit that are not reflected in our financial statements. A "commitment" is an agreement by the bank to loan money in the future, subject to certain conditions being met. These commitments generally require the customers to maintain certain credit standards and have fixed expiration dates or other termination clauses. The bank uses the same credit policies in making commitments as it does for loans. At June 30, 2004, the bank had commitments to loan funds totaling approximately $27.1 million. Of this amount, approximately $14.9 million (61%) is secured by real estate. Commercial and other loan commitments total approximately $10.6 million (39%) of total commitments. Management does not expect that all such commitments will be fully utilized. Similar to the loan participations discussed above, the bank on occasion enters into agreements with other banks to participate in certain of its commitments to extend credit.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The purpose of this discussion and analysis is to provide the reader with a description of the financial condition and changes to financial condition and results of operations for Columbia Commercial Bancorp and Columbia Community Bank for the six months ended June 30, 2004 and June 30, 2003, and for the years ended December 31, 2003 and 2002.

Financial Highlights

	For the Six Months Ended June 30,		% Change	For the years ended December 31,		% Change
(Dollars in thousands)	2004	2003		2003	2002	
Income Statement Data						
Interest Income	$3,661	$2,529	44.8%	$5,681	$4,406	28.9%
Interest Expense	1,029	768	34.0%	1,692	1,505	12.4%
Net Interest Income	2,632	1,761	49.4%	3,989	2,901	37.5%
Provision for Loan Losses	300	140	114.3%	574	288	99.3%
Non-interest Income	78	61	27.9%	128	95	34.7%
Gain (loss) on sale of investment securities	(1)	57	101.8%	73	61	19.7%
Non-interest Expense	1,590	1,180	34.8%	2,524	1,922	31.3%
Net income before taxes	820	559	46.7%	1,093	847	29.0%
Income tax	351	209	67.9%	438	326	34.4%
Net income	469	350	34.0%	655	521	25.7%
Balance Sheet Data						
Total loans (net)	$93,581	$70,321	33.1%	$86,071	$53,061	62.2%
Allowance for Loan Losses	$(1,082)	$(866)	24.9%	$(988)	$(725)	36.3%
Allowance as a percentage of total loans	1.14%	1.22%		1.13%	1.35%	
Total Assets	$120,825	$90,117	34.1%	$106,564	$70,066	52.1%
Total Deposits	$81,742	$59,166	38.2%	$69,794	$51,645	35.1%
Shareholders' equity	$6,483	$5,819	11.4%	$6,012	$5,507	9.2%

Ratios

	Six Months Ended June 30		Year Ended December 31	
	2004	**2003**	**2003**	**2002**
Return on average assets (annualized)	0.83%	0.90%	0.74%	0.84%
Return on average equity (annualized)	15.13%	12.48%	11.48%	10.11%
Dividend payout ratio	0.0%	0.0%	0.0%	0.0%
Average equity to average assets	5.46%	7.23%	6.44%	8.30%

Results of Operations

For the six months ended June 30, 2004 and 2003

Columbia Commercial Bancorp had net income of $469,000 or $0.94 per diluted share for the first six months of 2004, compared to net income of $350,000 or $0.71 per diluted share for the first six months of 2003. Annualized returns on average assets and average equity for the first six months of 2004 were 0.83% and 15.13% compared to 0.90% and 12.48%, respectively, for the first six months of 2003.

The increase in interest income was a result of higher loan totals that offset the decrease in investment income resulting from falling interest rates and the sale of securities. Interest expense was greater through the first six months of 2004 compared to the same period in 2003, as higher deposit totals and other borrowing balances more than offset the positive impact of falling rates. The increase in interest expense was due in part to interest payments on the Trust Preferred Securities issued in March 2003. The interest rate on the Trust Preferred Securities is the three-month LIBOR plus 3.15%. In anticipation of this common stock offering, Columbia Commercial Bancorp drew $1 million in March and $500,000 in June on a $1.5 million line of credit, which was utilized by the bank as additional capital. The credit line is secured by the bank's stock. This loan is floating at the prime rate and increased second quarter interest expense of approximately $9,000. We anticipate paying off this line of credit with the proceeds from the offering.

The provision for loan losses for the first six months of 2004 was increased due to some uncertainty over a dispute with the U.S. Small Business Administration regarding a guarantee provided on a loan by the agency. The increased provision offsets an additional $181,000 in charge-off for this loan. The Small Business Administration disputes its guarantee obligation. We hope to settle this dispute in 2004.

Non-interest income decreased 34.8% for the six months ended June 30, 2004 compared to the same period in 2003 as a result of a gain on sales of securities that was booked in 2003 and did not occur in 2004. Income from service charges and loan fees remained relatively unchanged from the prior year period. Loan late fees were approximately $32,000 greater in 2004 compared to the first six months of 2003. The increased fees related to one specific loan. This level of loan late fees is not expected to be a recurring item.

Non-interest expense increased approximately $410,000 for the first six months in 2004 compared to the same period in 2003. Increases in personnel expense accounted for approximately 56% of the increase. Personnel expense increased with the addition of two commercial loan officers, a deposit development officer and an operations manager to support increased business development in the Forest Grove and Beaverton markets. These staffing increases were necessary to develop our loan program specifically targeting the professional business sector. A new expense was initiated in 2004, as a result of federal regulators' suggestion that the bank set up a separate provision expense and liability for unfunded loan commitments. The expense through June 30, 2004 was $30,000 and it is expected to total approximately $61,000 for the year.

Occupancy and equipment expenses, which accounted for 13.7% of the non-interest expense increase in the first half of 2004, rose primarily as a result of increased lease expense for additional space in the main office location and increased rent at the Tanasbourne office. Depreciation and amortization expense on software, fixed assets and leasehold improvements accounted for 29.8% of the difference in non-interest expense for the first six months of 2004 compared to the same period in 2003.

For the years ended December 31, 2003 and 2002

Our assets grew approximately 52% in 2003. This growth was the result of the opening of the Forest Grove office in April 2002 and the Tanasbourne office in September 2002. Net income for 2003 was $655,000 ($1.33 per diluted share) compared to $521,000 ($1.09 per diluted share) in 2002. This increase was primarily due to a 62% increase in the loan portfolio. Our annualized returns on average assets and average equity for 2003 were 0.74% and 11.48% compared to 0.84% and 10.11%, respectively in 2002. The primary reason for the decline in return on average assets was the significant increase in loan loss provision due to an SBA loan that was charged-off.

Interest income increased $1.27 million or 28.9% in 2003. Loan interest income accounted for 95.9% of the increase. Interest expense increased approximately $187,000 or 12.4% in 2003. This resulted from a $217,000 increase in FHLB borrowing expense, which was offset by a reduction in time deposit interest expense of approximately $150,000. The increased FHLB borrowing provided an opportunity to lock in rates at historically low levels. In March 2003, the Company issued $3.093 million in Trust Preferred Securities, which increased interest expense approximately $98,000 over 2002.

Non-interest income increased approximately $33,000 or 34.7% in 2003. Of this increase 94.5% was due to increased service charge revenue as a result of increased deposit account volumes. There was no increase in service fees in 2003. Other fee income, which includes overdraft and NSF charges, increased $18,087, followed by account service charge fees at $14,088. Loan fees not associated with origination increased $5,060 and miscellaneous fees and charges decreased $3,655. Gains on sales of investment securities increased $11,490 or 19.7%.

Non-interest expense increased approximately $602,000. Salaries and employee benefits increased approximately $303,000. A significant portion of this increase is directly related to filling the staffing needs at the Forest Grove and Tanasbourne offices. Occupancy expense increased approximately $146,000 or 55.8%, also as a result of the opening of the two additional offices.

Assets

At June 30, 2004, total assets were $120.8 million, an increase of $14.2 million from December 31, 2003. Average assets for the year 2003 were $88.7 million.

Asset and Liability Management

The principal focus of asset and liability management is the identification, measurement, control and monitoring of processes and strategies that will enhance net interest margins and capital values during periods of changing interest rates.

The board of directors has adopted an asset/liability policy that establishes a prudent interest rate risk management plan. The Asset and Liability Management Committee is responsible for measuring, controlling and monitoring the bank's interest rate position. Management uses various tools and techniques to quantify the exposure to changing interest rates, including traditional "gap" analysis, earnings at risk, and economic value at risk models.

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to result in an increase in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to adversely affect net interest income.

The following table presents the interest sensitivity profiles as of June 30, 2004. The table represents a static point in time and does not consider other variables, such as changing spread relationships or interest rate levels. "Interest sensitivity gap" is the difference between total earning assets and total interest-bearing liabilities repricing in any given period.

Interest Sensitivity Profile

	Within One Year		One Year to Five Years		Over Five Years			
(Dollars in thousands)	Total	% of Total Earning Assets	Total	% of Total Earning Assets	Total	% of Total Earning Assets	Grand Total	% of Total Earning Assets
Rate Sensitive Assets:								
Loan Portfolio	$62,900	53.0%	$19,088	16.1%	$12,675	10.7%	$94,663	79.7%
Investment and FHLB Stock	4,732	4.0	7,167	6.0	5,547	4.6	17,446	14.7
Fed Funds Sold and Int. bearing deposits	6,592	5.6	0	0	0	0	6,592	5.6
Total	$74,304	62.6%	$26,255	22.1%	$18,222	15.3%	$118,701	100.0%
Rate Sensitive Liabilities:								
Savings, NOW and interest checking	$35,332	35.2%	$0	0.0%	$0	0.0%	$35,332	35.2%
Time deposits	21,556	21.5	9,446	9.4	1,936	1.9	32,938	32.8
Other borrowings	13,882	13.8	6,800	6.8	6,900	6.9	27,583	27.5
Term Debt	0	0	1,500	1.5	0	0	1,500	1.5
Trust Preferred Securities					3,000	3.0	3,000	3.0
Total	$70,770	70.5%	$17,746	17.7%	$11,836	11.8%	$100,353	100.0%
Interest sensitive gap	$3,534		$8,509		$6,386			
Cumulative gap	$3,534		$12,043		$18,429			

Earning Assets

Management considers many criteria in managing interest-earning assets, including credit-worthiness, diversification and structural characteristics, maturity and interest rate sensitivity. The following table sets forth the bank's interest earning assets by category at June 30, 2004 and at December 31, 2003.

Profile of Earning Assets

	June 30, 2004		December 31, 2003	
(Dollars in thousands)	Amount	% Earning Assets	Amount	% Earning Assets
Loan Portfolio (Net)	$93,581	79.6%	$86,071	83.9%
Investment and FHLB Stock	17,446	14.8	16,448	16.0
Fed Funds Sold and Int. Bearing Deps.	6,592	5.6	110	0.1
Total	$117,619	100.0%	$102,629	100.0%

Investment Policy

The objective of the bank's investment policy is to invest those funds not needed to meet loan demand to earn the maximum return for the bank, yet still maintain sufficient liquidity to meet fluctuations in loan demand and deposit structure. In doing so, the bank balances the market and credit risks against the potential investment return, makes investments compatible with the pledge requirements of deposits of public funds, maintains compliance with regulatory investment requirements, and assists the various public entities with their financing needs. The Chief Executive Officer and the Vice President/Chief Financial Officer are authorized to execute securities transactions for the investment portfolio, subject to the bank's investment policy and monthly review by the board of directors.

Investment Portfolio

The bank stresses the following attributes for its investments: safety of principal, liquidity, yield, price appreciation and pledgeability. With its implementation of Statement of Financial Accounting Standards (SFAS) No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, the bank is required to classify its portfolio into three categories: Held to Maturity, Trading Securities, and Available-for-Sale.

Held to Maturity securities include debt securities that the bank has positive intent and ability to hold to maturity; these securities are reported at amortized cost. At December 31, 2003, the bank had no securities classified as Held to Maturity.

Trading Securities include debt and equity securities that are purchased and held solely for the purpose of selling them in the short-term future for trading profits. Trading Securities are reported at fair market value with unrealized gains and losses included in earnings. At December 31, 2003, the bank held no securities as Trading Securities.

Available-for-Sale securities include those which may be disposed of prior to maturity. These securities are reported at fair market value with unrealized gains and losses excluded from the earnings and reported as a separate component of shareholders' equity. At December 31, 2003, 100% of the bank's investment portfolio was Available-for-Sale.

The following table sets forth the composition of the bank's investment portfolio at June 30, 2004 and December 31, 2004.

	Investment Portfolio			
(Dollars in thousands)	June 30, 2004		December 31, 2003	
	Amortized Cost	Estimated Fair Market Value	Amortized Cost	Estimated Fair Market Value
U.S. government and agency securities	$5,084	$5,065	$2,000	$2,014
Mortgage backed securities	11,506	11,443	14,408	14,3743
Equity securities	60	60	60	60
Total	$16,650	$16,568	$16,468	$16,448

At both June 30, 2004 and at December 31, 2003, obligations of the United States Government or its agencies and obligations of states and political subdivisions represented 99.79% of the investment portfolio.

The following tables present the maturity distribution of the amortized cost and estimated market value of the bank's investment securities at June 30, 2004 and December 31, 2003. The weighted average yields on these instruments are presented based on anticipated maturities.

Investments Maturity Distribution

June 30, 2004

	Due in one year or less		Over one through five years		Over five through ten years		Over ten years		
(Dollars in thousands)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Total Amount
U.S. government and agency securities	$0	--	$2,000	3.11%	$3,084	3.66%	--	--	$ 5,084
Mortgage-backed securities	0	--	--	--	4,711	4.37	$6,795	4.91%	11,506
Equity Securities	0	--	--	--	--	--	60		60
Total	$0	--	$2,000	3.11%	$7,795	4.03%	$6,855	4.91%	$16,650

December 31, 2003

	Due in one year or less		Over one through five years		Over five through ten years		Over ten years		
(Dollars in thousands)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Total Amount
U.S. government and agency securities	$0	--	$2,000	3.25%	--	--	--	--	$ 2,000
Mortgage-backed securities	0	--	116	6.34	$3,320	3.73%	$10,972	5.51%	14,408
Equity securities	--	--	--	--	--	--	60	--	60
Total	$0	--	$2,116	9.59%	$3.320	5.73%	$11,032	5.51%	$16,468

Loan Portfolio

The bank had total net loans (gross loans minus the allowance for loan losses and deferred loan fees) of $93.6 million at June 30, 2004 reflecting an increase of $7.5 million or 8.7%, compared to total loans for the year ended December 31, 2003.

The following table sets forth the composition of the gross loan portfolio at June 30, 2004 and December 31, 2003.

Loan Portfolio Composition

	June 30, 2004		December 31, 2003	
(Dollars in thousands)	Amounts	Percent of Total Loans	Amounts	Percent of Total Loans
Commercial	$27,328	28.9%	$25,927	29.6%
Real Estate:				
Construction	33,692	35.6	27,572	31.5
Commercial	29,918	31.6	29,671	33.9
Other	3,076	3.3	3,472	4.0
Consumer	649	0.7	976	1.1
Total	$94,663	100.00%	$87,618	100.00%

Loans secured by real estate mortgages at June 30, 2004 were composed of loans secured by 1-4 family residential (3.3%), commercial real estate (31.6%) and construction loans (35.6%).

The following table sets forth the maturities and interest sensitivities of the bank's gross loan portfolio at June 30, 2004.

Loan Maturities & Interest Sensitivities

(Dollars in thousands)	Due Within one month Amount	Due after One through Twelve Months Fixed	Due after One through Twelve Months Variable	Due after One through Four Years Fixed	Due after One through Four Years Variable	Due Over Four Years Fixed	Due Over Four Years Variable	Total
Commercial	$12,765	$2,881	$1,005	$6,446	$2,285	$1,852	$94	$27,328
Real Estate:								
Construction	--	--	33,692	--	--	--	--	33,692
Commercial	7,397	583	1,696	564	9,438	3,603	6,637	29,918
Other	1,865	579	--	239	--	393	--	3,076
Consumer	339	98	--	116	--	96	--	649
Total	$22,366	$4,141	$36,393	$7,365	$11,723	$5,944	$6,731	$94,663

Loans with either fixed or variable interest rates are categorized by their maturity: less than one month; one to twelve months; one to four years; and over four years. At June 30, 2004, the bank's loans which mature or re-price in less than one year totaled $62.9 million. Of this amount, $58.8 million or 93.5% are considered variable rate, indexed to the prime lending rate.

The bank's real estate loan portfolio is secured by office buildings, land for development, single family homes and other real property located primarily in the Washington County, Oregon area. Substantially all of these loans are secured by first liens with initial loan to value ratios ranging from 75% to 90% depending on the type of real property securing the loans.

Average Yields Earned and Rates Paid

The following tables show average balances and interest income or interest expense, with the resulting average yield or rates by category of average earning asset or interest-bearing liability for the periods indicated:

	For the Six Months Ended June 30,					
	2004			2003		
(Dollars in thousands)	**Average Balance**	**Interest**	**Yield/ Rate**	**Average Balance**	**Interest**	**Yield/ Rate**
Assets:						
Interest-earning assets:						
Loans	$ 92,563	$ 3,344	7.23%	$ 59,459	2,253	7.58%
Investment securities	14,680	282	3.84%	14,396	253	3.51%
FHLB stock	801	16	4.00%	401	15	7.48%
Federal funds sold	1,317	6	0.91%	1,013	6	1.18%
Interest-bearing deposits	3,688	13	0.70%	1,514	2	0.26%
Average interest-earning assets	113,049	3,661	6.48%	76,783	2,529	6.59%
Allowance for possible loan losses	(1,098)			(796)		
Noninterest-bearing assets	1,554			1,603		
Total average assets	$ 113,505			$ 77,590		

	For the Six Months Ended June 30,					
	2004			2003		
(Dollars in thousands)	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Liabilities and Stockholders' Equity:						
Interest-bearing liabilities:						
Demand and savings accounts	30,138	204	1.35%	23,020	193	1.68%
Time deposits	33,497	417	2.49%	20,844	324	3.11%
Other borrowings	30,201	408	2.70%	17,875	251	2.81%
Average interest-bearing Liabilities	93,836	1,029	2.19%	61,739	768	2.49%
Noninterest-bearing deposits	12,997			9,831		
Other liabilities	472			409		
Total stockholders' equity	6,200			5,611		
Total average liabilities and Stockholders' equity	$ 113,505			$ 77,590		
Net interest income and net Interest margin		$ 2,632	4.66%		$ 1,761	4.59%

	For the Year Ended December 31,					
	2003			2002		
(Dollars in thousands)	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Assets:						
Interest-earning assets:						
Loans	$ 69,459	$ 5,117	7.37%	$ 47,069	$ 3,894	8.27%
Investment securities	15,643	515	3.29%	10,001	474	4.74%
FHLB stock	514	37	7.20%	246	7	2.85%
Federal funds sold	930	10	1.08%	1,829	29	1.59%
Interest-bearing deposits	1,486	2	0.13%	2,182	2	0.09%
Average interest-earning Assets	88,032	5,681	6.45%	61,327	4,406	7.18%
Allowance for possible loan losses	(926)			(613)		
Noninterest-bearing assets	1,575			1,330		
Total average assets	$ 88,681			$ 62,044		
Liabilities and Stockholders' Equity:						
Interest-bearing liabilities:						
Demand and savings accounts	$26,340	$402	1.53%	$17,526	$394	2.25%
Time deposits	23,074	661	2.86%	21,835	811	3.71%
Other borrowings	22,578	629	2.79%	9,856	299	3.03%
Average interest-bearing liabilities	71,992	1,692	2.35%	49,217	1,504	3.06%
Noninterest-bearing deposits	10,641			7,365		
Other liabilities	341			311		
Total stockholders' equity	5,707			5,151		
Total average liabilities and stockholders' equity	$ 88,681			$ 62,044		
Net interest income and net interest margin		$ 3,989	4.53%		$ 2,902	4.73%

The following tables show changes in interest income and expense as attributable to changes in interest rates versus volume for the periods indicated.

	For the Six Months Ended June 30, 2004 Versus 2003		
(Dollars in thousands)	Change Due to Rate	Change Due to Volume	Total Change
Increase (decrease) in interest income:			
Loans	$ (163)	$ 1,254	$ 1,091
Investment securities	24	5	29
FHLB stock	(14)	15	1
Federal funds sold	(2)	2	-
Interest-bearing deposits	8	3	11
Total interest income	(147)	1,279	1,132
Increase (decrease) in interest expense:			
Demand and savings accounts	(49)	60	11
Time deposits	(104)	197	93
Other borrowings	(16)	173	157
Total interest expense	(168)	429	261
Increase (decrease) in net interest income	$ 21	$ 850	$ 871

	For the Year Ended December 31, 2003 Versus 2002		
(Dollars in thousands)	Change Due to Rate	Change Due to Volume	Total Change
Increase (decrease) in interest income:			
Loans	$ (629)	$ 1,852	$ 1,223
Investment securities	(226)	267	41
FHLB stock	22	8	30
Federal funds sold	(5)	(14)	(19)
Interest-bearing deposits	1	(1)	-
Total interest income	(837)	2,112	1,275
Increase (decrease) in interest expense:			
Demand and savings accounts	(190)	198	8
Time deposits	(196)	46	(150)
Other borrowings	(56)	386	330
Total interest expense	(442)	630	188
Increase (decrease) in net interest income	$ (395)	$ 1,482	$ 1,087

Deposits

The bank's primary sources of funds are interest-bearing deposits. The following table sets forth the bank's deposit structure at June 30, 2004 and December 31, 2003:

Deposit Structure

(Dollars in thousands)	June 30, 2004		December 31, 2003	
	Amount	% Total Deposits	Amount	% Total Deposits
Noninterest-bearing demand	$13,501	16.5%	$12,525	17.9%
Interest-bearing demand	1,564	1.9	1,497	2.1
Money market	32,201	39.5	25,469	36.5
Savings	1,567	1.9	528	0.8
Certificates of deposit less than $100,000	16,982	21.4	17,404	24.9
Certificates of deposit $100,000 or more	15,927	18.8	12,371	17.8
Total deposits	$81,742	100%	$69,794	100%

The following table presents a breakdown by category of the average amount of deposits and the weighted average rate paid on deposits for the periods indicated:

Average Deposits/Rate Paid

(Dollars in thousands)	Six Months Ended June 30, 2004		Year Ended December 31, 2003	
	Average deposits	Avg. Rate Paid	Average deposits	Avg. Rate Paid
Noninterest-bearing demand	$ 12,997	0.0%	$ 10,641	0.0%
Interest-bearing demand	1,422	0.5%	1,335	0.5%
Money Market	28,716	1.5%	24,562	1.4%
Savings	254	0.2%	443	1.0%
Certificates of deposit	33,497	2.5%	23,074	2.6%
Total	$ 76,886	2.0%	$ 60,055	1.59%

The following table indicates, as of the dates indicated, time certificates of deposits of $100,000 or more by the time remaining until maturity:

Certificate of Deposit Maturities

(Dollars in thousands)	June 30, 2004	December 31, 2003
Maturity in:		
Three months or less	$4,505	$1,676
3 – 12 months	6,774	9,883
Over twelve months	4,648	1,903
	$15,927	$12,371

Credit Risk Management and Allowance for Loan Losses

Credit risk and exposure to loss are inherent parts of the banking business. Management seeks to manage and minimize these risks through its loan and investment policies and loan review procedures. Management establishes and continually reviews lending and investment criteria and approval procedures that it believes reflect the risk sensitive nature of banking. Loan review procedures are set to monitor adherence to the established criteria and to ensure that on a continuing basis such standards are enforced and maintained.

Management's objective in establishing lending and investment standards is to manage the risk of loss and provide for income generation through pricing policies. To effectuate this policy, the bank prices its loan products at a margin above the prime rate, the treasury constant maturity, and other indices which it constantly monitors.

The loan portfolio is regularly reviewed and management determines the amount of loans to be charged off. In addition, management considers such factors as previous loan loss experience, prevailing and anticipated economic conditions, industry concentrations and the overall quality of the loan portfolio. While management uses available information to recognize losses on loans and real estate owned, future additions to the allowances may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowances for losses on loans and real estate owned. Such agencies may require us to recognize additions to the allowances based on their judgments about information available at the time of their examinations. In addition, any loan or portion thereof that is classified as a "loss" by regulatory examiners is charged-off. For the year ended December 31, 2003, Columbia Community Bank had net loan charge-offs of approximately $311,000 and $206,000 through the first six months of 2004.

The allowance for loan losses is maintained at a level that management considers adequate to provide for estimated losses based on evaluating known and inherent risks in the loan portfolio. The allowance for loan losses is increased by charging operating expense. The allowance is reduced by loans charged off and is increased by provisions charged to earnings and recoveries on loans previously charged-off. The allowance is based on management's periodic evaluation of factors underlying the quality of the loan portfolio, including changes in the size and composition of the portfolio, actual loan loss experience, current economic conditions, and detailed analysis of individual loans for which full collectibility may not be assured. The evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

When information confirms that specific loans are uncollectible, these amounts are charged off against the allowance for loan losses. The existence of some or all of the following criteria will generally confirm that a loss has occurred: the loan is significantly delinquent and the borrower has not evidenced the ability or intent to bring the loan current; the bank has no recourse to the borrower, or if it does, the borrower has insufficient assets to pay the debt; the estimated fair market value of the collateral is significantly below the loan balance; and there is little or no near-term prospect for improvement.

The following table reflects the changes in the Allowance for Loan Losses as well as related information regarding the loans outstanding for the periods indicated.

Summary of Credit Loss Experience and Related Information

(Dollars in thousands)	Six months ended June 30, 2004	Year ended December 31, 2003
Allowance for Loan Losses at beginning of period	$988	$725
Charge-offs:		
Commercial	181	312
Real estate construction	0	0
Real estate mortgage	25	0
Consumer	0	0
Total charge-offs	206	312
Recoveries:		
Commercial	0	0
Real estate construction	0	1
Real estate mortgage	0	0
Consumer	0	0
Total recoveries	0	1
Net charge-offs	206	311
Provision charged to operations	300	574
Allowance for Loan Losses at end of period	$1,082	$988
Loans outstanding:		
End of period	$94,663	$87,059
Average during the period	94,560	83,928
Ratio of allowance for credit losses at end of period to:		
Loans outstanding at end of period	1.14%	1.13%
Average loans outstanding during the period	1.14%	1.18%
Ratio of net charge-offs during the period to average loans outstanding during the period	0.22%	0.37%

The allowance for loan losses is allocated as shown below based on evaluations of past history and the composition of the loan portfolio. Since these factors are subject to change, the current allocation of the allowance is not necessarily indicative of the breakdown of future losses.

Allocation of Allowance for Loan Losses

(Dollars in thousands)

	June 30, 2004		December 31, 2003	
	Allocation	Percentage	Allocation	Percentage
Commercial	$439.3	30.3%	$419.9	42.5%
Real estate	125.5	31.1	115.7	11.7
Construction	507.6	36.9	431.6	43.7
Consumer	9.6	1.7	20.8	2.1
	$1,082	100%	$988	100%

(1)Percentage of loans in each category to total loans.

The following table sets forth information regarding the bank's non-performing loans on the dates indicated.

Nonaccrual, Past Due and Restructured Loans

At June 30, 2004 and December 31, 2003

(Dollars in thousands)	June 30, 2004	December 31, 2003
Loans accounted for on a nonaccrual basis	$ 0	$ 734
Accruing loans which are contractually past due 90 days or more	---	426
Restructured loans	---	209
Total	$ 0	$1,369

As of June 30, 2004, Columbia Community Bank had no loans on nonaccrual. The balance of non-accrual loans as of December 31, 2003 represented two loans. A construction loan with a balance of $563,000 has been paid down to less than $200,000 through the sale of a portion of the related project and is now performing as expected. The balance of $181,000 represents a portion of a loan that was guaranteed by the U.S. Small Business Administration and charged off in 2003. The Small Business Administration is disputing steps taken by the bank to work through this charged off loan and is withholding payment of the guarantee while it reviews the information. Although management believes the Small Business Administration will make a decision favorable to the bank, it was prudent to charge off the $181,000 in dispute while a resolution is being negotiated.

At December 31, 2003 and 2002

(Dollars in thousands)

	90 Days or More Past Due		Nonaccrual		Restructured		Lost Interest	
	12/31/03	12/31/02	12/31/03	12/31/02	12/31/03	12/31/02	12/31/03	12/31/02
Commercial	$ ---	---	$ 181	$ ---	$209	---	$ ---	$ ---
Real estate	426	---	553	137	---	---	---	---
Consumer	---	---	---	---	---	---	---	---
Total	$ 426	---	$ 734	$ 137	$209	---	$ ---	$ ---

Accrual of interest is discontinued when there is reasonable doubt as to the full, timely collection of interest or principal. When a loan becomes contractually past due 90 days with respect to interest or principal, it is reviewed and a determination is made as to whether it should be placed on nonaccrual status. When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to principal and interest and when, in the judgment of management, the loans are estimated to be fully collectible as to principal and interest. Restructured loans are those loans on which concessions in terms have been granted because of a borrower's financial difficulty. Interest is generally accrued on such loans in accordance with the new terms.

Liquidity Management

Liquidity management involves the ability to meet the cash-flow requirements of customers who are depositors desiring to withdraw funds and borrowers requiring assurance that sufficient funds will be available to meet their credit needs. The bank's liquidity management practices focus on the ability to generate cash within a reasonable time frame and at a reasonable cost. Primary sources of liquidity are total cash-and-due from banks, federal funds sold and the investment portfolio. The investment portfolio is relatively short term in nature and is structured to provide a steady and predictable stream of cash flows. The majority of the portfolio could also quickly be converted to cash or used as collateral against borrowings at the Federal Home Loan Bank. The bank also maintains credit lines with its correspondent banking relationships.

In order to ensure adequate funds are available at all times, we have policies and procedures in place to monitor liquidity levels on a regular basis. The bank is not subject to any specific liquidity requirements imposed by regulatory orders. The bank is subject to general FDIC safety and soundness guidelines. Management believes that its current liquidity levels are adequate.

Capital

For regulatory purposes, both the bank and holding company must maintain certain capital ratios. As a single bank holding company, the bank's ratios are most significant. The bank's actual capital amounts and ratios are presented in the following table, as well as the regulatory requirements for minimum capital adequacy and to be considered "well capitalized."

	Actual		Minimum Capital Adequacy		Well Capitalized	
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
June 30, 2004						
Total Capital (to risk-weighted assets)	$11,962	11.2%	$8,512	8.0%	$10,640	10.0%
Tier I Capital (to risk-weighted assets)	$10,880	10.2%	$4,256	4.0%	$6,384	6.0%
Tier I Capital (to average assets)	$10,880	9.3%	$4,256	4.0%	$5,320	5.0%
December 31, 2003						
Total Capital (to risk-weighted assets)	$9,858	10.1%	$7,835	8.0%	$9,794	10.0%
Tier I Capital (to risk-weighted assets)	$8,870	9.1%	3,918	4.0%	$5,877	6.0%
Tier I Capital (to average assets)	$8,870	8.6%	$3,918	4.0%	$4,897	5.0%

MANAGEMENT

Information about our Directors

The following directors serve on the boards of both Columbia Commercial Bancorp and Columbia Community Bank:

Patrick J. Culligan, age 56, is an owner of BCA Financial Services, Inc., a financial planning firm in Hillsboro, Oregon, which is a member of KMS Financial Service, a registered investment advisory firm.

John M. Godsey Jr., age 59, retired in 2003 as a principal of Consulting Engineering Services, a civil engineering consulting firm which provides civil engineering services throughout the Portland Metropolitan area.

Donald B. Kane, age 72, retired in 1997 after 26 years as Vice President-Finance of Drake Construction Company. Mr. Kane was formerly the CFO, Treasurer and a director of Mt. Hood Meadows ski area. Mr. Kane is currently Chairman of the board of directors.

Martin D. Quandt, age 42, is a principal of Northwest Mortgage Group, Inc., which provides first and second mortgages and home equity loans to residential customers in Oregon and Washington.

John C. Richards, age 62, is the owner of Professional Towing, which provides automotive repair services and towing for the Southwest Portland Metro Area.

Rick A. Roby, age 49, serves as our President and Chief Executive Officer. Prior to founding the bank in 1999, Mr. Roby was president of Sherwood State Bank in Ohio, a position he held for 17 years.

Joseph T. (Ted) Rose, age 65, is a principal of WARZ Investments, L.L.C., a commercial real estate development company he founded in 1976.

Anita M. Sharman, age 60, is a co-owner of Omega Investments, LLC which specializes in real estate development, primarily involving hotels. Ms. Sharman served for nine years on the board of directors of Tualatin Valley Mental Health Association. Ms. Sharman is currently Vice Chairman of the board of directors.

James E. (Ed) Wagenblast, age 71, is the owner of Valley West Refuse Disposal Inc., and is a principal of WARZ Investments, L.L.C., a commercial real estate development company.

Information about our Executive Officers

In addition to Rick Roby, President and Chief Executive Officer, the following executive officers serve as officers of both Columbia Commercial Bancorp and Columbia Community Bank:

Randy V. Blake, age 48, has served as Chief Financial Officer since 2002. Prior to joining the bank, he served as Vice President, Operations at Oregon Business Bank since 1999.

Fred Johnson, age 48, has served as Executive Vice President, Senior Lending Officer since the bank's founding.

Compensation of Directors and Officers

Directors. For their service on the bank's board, the directors received an annual retainer for 2004 paid in restricted stock valued at $3,525. The restricted stock is subject to repurchase by the company at a nominal price if the director does not serve for the full year. They also receive $200 per monthly meeting attended and $100 per committee meeting attended other than loan committee for which directors receive $50 per meeting. Directors receive no fees in connection with service as directors of Columbia Commercial Bancorp.

Executive Officers. The following table sets forth compensation paid by Columbia Community Bank to its three most highly paid executive officers during 2003. Executives do not receive additional compensation for their service to the company.

Name Of Individual Or Identity Of Group	Capacities In Which Remuneration Was Received(1)	Aggregate Remuneration
Rick A. Roby	President & CEO	$160,970
Frederick S. Johnson	Executive Vice President, Senior Lending Officer	$99,210
Randy V. Blake	Vice President and Chief Financial Officer	$75,255

(1) Serves in the same capacities for both Columbia Commercial Bancorp and Columbia Community Bank

Employment Contracts

We have entered into employment agreements with our executive officers. Mr. Roby's agreement provides for an employment term until December 31, 2005, during which time Mr. Roby may be terminated by the bank only for cause. The agreement requires Mr. Roby not to compete with the bank for a period of two years following termination of his employment for cause or due to resignation. In the event of a change in control, Mr. Roby will receive 1.5 times his annual salary, if the event occurs in 2004, or 1.65 times his annual salary if it occurs in 2005. The bank also has entered into a Deferred Compensation Agreement with Mr. Roby which entitles him to defer receipt of a portion of his compensation and receive interest at a rate determined by the board of directors on the deferred amount during the deferral period. Alternatively, he may direct to the deferred amount be invested in securities or mutual funds and the gain or loss is deducted from his deferred amount.

The bank also has employment agreements with four other officers that provide a change in control benefit ranging between ½ and 1 times annual salary in the event of a change in control. These agreements also provide that the officer will not solicit employees or customers of the bank for one year following termination of employment.

Equity Compensation Plans

Columbia Commercial Bancorp maintains two equity compensation plans: the 1999 Stock Option Plan and the 2004 Stock Incentive Plan. The purpose of these plans is to enable the bank to attract and retain the services of people with training, experience and ability and to provide additional incentive to key employees and directors by giving them an opportunity to participate in the ownership of the company.

1999 Stock Option Plan.

The stock option plan was approved by the bank's directors on October 19, 1999, and became effective upon approval of the shareholders at the first annual meeting in April 2000. The plan was assumed by the holding company upon its inception in 2002. No further options may be granted under the 1999 Stock Option Plan.

Options to purchase 69,500 shares are outstanding under the 1999 Stock Option Plan. The exercise prices range from $10.00 to $11.48. All options granted under the plan are vested.

2004 Stock Incentive Plan.

The 2004 Plan became effective on January 30, 2004, and will terminate on January 30, 2014. Termination of the plan will not affect any awards that are outstanding at that time. A board committee or, if no committee is appointed, the full board of directors administers the 2004 Plan.

The 2004 Plan authorizes awards covering up to 94,000 shares of common stock and provides for the granting of incentive stock options, nonqualified stock options and restricted stock. In the event any outstanding option expires without being exercised, or if a restricted stock grant is forfeited, the unexercised shares formerly subject to that option or forfeited shares previously subject to a restricted stock grant, would again become available for stock options and restricted stock grants. The 2004 Plan limits the number of shares authorized for issuance as incentive stock options to 30,000. The 2004 Plan limits the number of shares that can be granted to an individual to 1,000 in any calendar year or 2,000 in the calendar year in which the individual is hired or joins the board of directors.

The 2004 Plan contains an evergreen provision that annually increases the number of authorized shares to an amount equal to 20% of the outstanding shares of the company at fiscal year end, rounded to the nearest 1,000 shares. Under this provision, annual increases will be made through and including fiscal year 2014. Assuming the offering is fully subscribed, the number of shares authorized for awards under the plan would increase to 145,000.

In the event the company's stock changes due to a stock split, dividend, combination, reclassification or similar change in capital structure effected without the receipt of consideration, appropriate adjustments will be made in the number of shares subject to the 2004 Plan, the number of shares of stock subject to outstanding stock options, and the exercise price for shares subject to stock options. In the event of a change of control, liquidation or dissolution, unexercised awards will terminate. In the event of a change of control, however, awards will continue if the agreement governing the change of control provides for the assumption, substitution or adjustment of each outstanding award.

Each award must be covered by a written agreement that sets forth the terms and conditions of the award as determined in the sole discretion of the board of directors.

Options are exercisable for a set period of time not to exceed ten years from the date of the grant, and may be subject to a vesting schedule under which they become incrementally exercisable over a period of time. Options expire ten years after the date of grant and are subject to earlier cancellation in the event an optionee ceases to be an employee.

Options are designated as either "Incentive Stock Options," as defined in Section 422 of the Internal Revenue Code, or "Non-Qualified Stock Options" and are exercisable at a per share price not less than 100% of the fair market value of the common stock on the date of the grant. Incentive Stock Options granted to any person with beneficial ownership of 10% or more of the outstanding shares must be exercisable at a per share price not less than 110% of the fair market value of the common stock on the date of the grant. The 2004 Plan permits, at the discretion of the committee, the option holder to pay the exercise price of any options with cash, company stock held by the option holder for at least six months, or by any combination of cash and company stock.

Options may be exercised only while the recipient is employed, or is serving as a director, or, in the case of incentive stock options, within 90 days after termination of service unless the person is disabled or dies, in which case all incentive stock options terminate after one year from the date of the disability or death. Non-qualified stock options terminate three months after termination of service (unless termination is for cause) or one year from the date of disability or death. Non-qualified stock options are not transferable except by gift to immediate family or by will or the laws of descent and distribution. Incentive stock options are not transferable except by will or the laws of descent and distribution

Shares under restricted stock grants vest over time or upon achievement of performance-based criteria. If a restricted stock grant is forfeited, the company may repurchase the stock at a nominal price.

We have issued a total of 1,880 shares under the 2004 Plan in the form of restricted stock grants to directors in lieu of their annual retainer fee.

Transactions with Management

From time to time, some of the directors and officers of the bank and the company, members of their immediate families, and firms and corporations whom they are associated with do business with us. The bank leases its office from WARZ Investments, LLC, of which bank directors Joseph T. Rose and James E. Wagenblast are members. The bank believes the terms and conditions of the leases are fair to the bank and are substantially comparable to those that would be available to the bank from or to an unaffiliated party. Director Patrick Culligan also provides investment services for the bank's 401 (K) plan. He is not compensated directly by the bank for these services. Other than these transactions, business between the bank and its directors and officers involves ordinary banking transactions, such as borrowings and investments in time deposits. We make these transactions in the ordinary course of business, on substantially the same terms, including interest rates paid or charged and collateral required, as those prevailing at the time for comparable transactions with unaffiliated persons. Loans to directors and executive officers do not involve more than the normal risk of collectibility or have other features that would be disadvantageous to the bank. As of June 30, 2004, the aggregate outstanding amount of all loans to officers and directors was approximately $1,665,347 which represented 26% of the shareholders equity at that date. All of these loans are currently in good standing and are being paid in accordance with their terms.

Stock ownership of directors and executive officers

The following table shows the number of shares that each of the directors and executive officers beneficially owned as of June 30, 2004, and the directors and executive officers as a group. The numbers indicate shares held directly with sole voting and investment power, unless otherwise indicated.

Name and Position	Number of Shares		Percent of Shares Outstanding [1]
Anita M. Sharman, Director, Vice Chairman	18,235	[2]	3.8%
Patrick J. Culligan, Director	13,235	[3]	2.7%
John M. Godsey, Jr., Director	10,735	[4]	2.3%
Donald B. Kane, Director, Chairman	17,235	[5]	3.6%
Martin D. Quandt, Director	3,735	[6]	*
John C. Richards, Director	13,335	[7]	2.8%
Rick A. Roby, Director, President & CEO	32,735	[8]	6.6%
Joseph T. Rose, Director	12,235	[9]	2.6%
James E. Wagenblast, Director	62,985	[10]	13.2%
Randy V. Blake, CFO	7,000	[11]	1.5%
Frederick S. Johnson, Executive Vice President	10,500	[12]	2.2%
All directors and executive officers as a group (11 persons)	201,965	[2-12]	38%

* Less than 1.0%

[1] For purposes of calculating percent of shares outstanding, the denominator includes 472,784 shares outstanding at June 30, 2004 plus the respective individual's options. All options held by directors and executive officers are fully vested.
[2] Includes 3,000 shares covered by options.
[3] Includes 4,000 shares held in trust for his benefit and 3,000 shares covered by options.
[4] Includes 4,400 shares held jointly with his spouse; 3,100 shares held in trust for his benefit; and 3,000 shares covered by options.
[5] Includes 4,000 shares held jointly with his spouse; 10,000 shares held in trust for his benefit; and 3,000 shares covered by options.
[6] Includes 500 shares held jointly with his spouse and 3,000 shares covered by options.
[7] Includes 10,000 shares held jointly with his spouse and 3,000 shares covered by options.
[8] Includes 24,000 shares covered by options. Includes 8,500 shares held in trust for his benefit.
[9] Includes 9,000 owned jointly with his spouse and 3,000 shares covered by options.
[10] Includes 56,750 shares held as custodian for minor children and 3,000 shares covered by options.
[11] Includes 7,000 shares held in trust for his benefit.
[12] Includes 10,000 shares covered by options and 200 shares held jointly with his spouse.

The Company is also aware of one other shareholder, Beverly Quandt, who owns more than 5% of our common stock. Ms. Quandt owns 25,000 shares, which is 5.3% of the outstanding stock as of June 30, 2004. Ms. Quandt is the mother of director Martin Quandt.

Limitation of Director Liability

Columbia Commercial Bancorp's Articles of Incorporation provide, among other things, for the elimination of certain liabilities of directors for monetary damages unless precluded by Oregon law. A director will not be personally liable to the corporation or its shareholders for monetary damages arising out of that director's breach of his or her fiduciary duty of care, except to the extent that Oregon law does not permit exemption from such liabilities. A director remains potentially liable for monetary damages for: (a) any breach of that director's duty of loyalty to the corporation or its stockholders; (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (c) an improper distribution under Oregon law; or (d) any transaction from which the director derived an improper personal benefit.

Indemnification of Directors and Officers

Our Articles of Incorporation also provide that the corporation will indemnify any officer or director if he or she has been successful on the merits, or otherwise, in the defense of any action, suit or proceeding to which that person is a party by reason of the fact that he or she was a director or officer. Additionally, the Articles of Incorporation provide that each officer of director shall be indemnified for expenses, judgments and settlements in the case of actions other than those brought by or in the name of the company, even though the director or officer was not successful in his defense if he or she acted in good faith, did not engage in intentional misconduct and, with respect to a criminal action or proceeding, did not know his or her conduct was unlawful.

DESCRIPTION OF CAPITAL STOCK

Common Stock

Our authorized capital stock consists of 11,000,000 shares, with no par value, divided into 1,000,000 shares of preferred stock, of which no shares are outstanding, and 10,000,000 shares of common stock of which 472,784 shares of common stock were outstanding as of the date of this Offering Circular.

Voting Rights

All voting rights are vested in holders of the common stock, each share being entitled to one vote on all matters presented for a vote, including the election of directors. The Articles of Incorporation provide that stockholders do not have cumulative voting rights in the election of directors.

Dividends

Shareholders are entitled to receive such dividends, if any, as may be declared by the board of directors out of funds legally available. Our ability to pay dividends is substantially dependent on dividends paid by the bank. The Oregon Bank Act limits the payment of dividends by a bank to retained earnings after deductions relating to unreserved non-performing assets, accrued expenses, interest and taxes. We are also currently subject to limitations on declaring dividends under the terms of our line of credit with US Bank.

Preemptive Rights

Our Articles of Incorporation provide that shareholders do not have any preemptive right to acquire unissued shares of capital stock.

Liquidation Rights

In the event of liquidation, shareholders are entitled to share equally and ratably in the assets remaining after provision for all debts and liabilities.

SUPERVISION AND REGULATION

The following discussion is only intended to provide brief summaries of significant statutes and regulations that affect the banking industry and therefore is not complete. Changes in applicable laws or regulations, and in the policies of regulators, may have a material effect on our business and prospects. We cannot accurately predict the nature or extent of the effects on our business and earnings that fiscal or monetary policies, or new federal or state laws, may have in the future.

Significant Changes In Banking Laws And Regulations

Sarbanes-Oxley Act of 2002. On July 30, 2002, the President signed into law the Sarbanes-Oxley Act of 2002 (the "Act") to address corporate and accounting fraud. The Act establishes a new accounting oversight board that will enforce auditing standards and restricts the scope of services that accounting firms may provide to their public company audit clients. Among other things, the Act also (i) requires chief executive officers and chief financial officers to certify to the accuracy of periodic reports filed with the Securities and Exchange Commission (the "SEC"); (ii) imposes new disclosure requirements regarding internal controls, off-balance-sheet transactions, and pro forma (non-GAAP) disclosures; (iii) accelerates the time frame for reporting of insider transactions and periodic disclosures by public companies; and (iv) requires companies to disclose whether or not they have adopted a code of ethics for senior financial officers and whether the audit committee includes at least one "audit committee financial expert."

The Act also requires the SEC, based on certain enumerated factors, to regularly and systematically review corporate filings. To deter wrongdoing, the Act: (i) subjects bonuses issued to top executives to disgorgement if a restatement of a company's financial statements was due to corporate misconduct; (ii) prohibits an officer or director from misleading or coercing an auditor; (iii) prohibits insider trades during pension fund "blackout periods"; (iv) imposes new criminal penalties for fraud and other wrongful acts; and (v) extends the period during which certain securities fraud lawsuits can be brought against a company or its officers.

Neither Columbia Commercial Bancorp nor Columbia Community Bank is a publicly reporting company; therefore, neither is expressly subject to the requirements of the Act. However, the FDIC recently issued guidance recommending, among other things, that FDIC supervised non-public banks follow certain provisions of the Act. In particular, for banks like Columbia Community Bank, with less than $500 million in total assets, the FDIC believes that certain provisions of the Act mirror existing policy guidance related to corporate governance and otherwise represent sound corporate governance policies. As a result, the FDIC encourages each bank to consider implementing these provisions to the extent feasible, given the bank's size, complexity and risk profile. Columbia Community Bank will certainly incur additional expense as it reviews and implements certain corporate governance policies consistent with the FDIC's recommendations; however, it is not expected that such actions will have a material impact on its business or financial results.

Federal Bank Holding Company Regulation

Columbia Commercial Bancorp is a bank holding company as defined in the Bank Holding Company Act of 1956, as amended (the "BHCA"), and is therefore subject to regulation, supervision and examination by the Federal Reserve. In general, the BHCA limits the business of bank holding companies to owning or controlling banks and engaging in other activities closely related to banking. Columbia Commercial Bancorp must file annual reports with the Federal Reserve and provide it with such additional information as the Federal Reserve may require. Under the Financial Services Modernization Act of 1999, a bank holding company may apply to the Federal Reserve to become a financial holding company, and thereby engage (directly or through a subsidiary) in certain expanded activities deemed financial in nature, such as securities brokerage and insurance underwriting. We have not elected to be a financial holding company.

Holding Company Bank Ownership. The BHCA requires every bank holding company to obtain the prior approval of the Federal Reserve before (i) acquiring, directly or indirectly, ownership or control of any voting shares of another bank or bank holding company if, after such acquisition, it would own or control more than 5% of such shares, (ii) acquiring all or substantially all of the assets of another bank or bank holding company, or (iii) merging or consolidating with another bank holding company.

Holding Company Control of Nonbanks. With some exceptions, the BHCA also prohibits a bank holding company from (i) acquiring or retaining direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank or bank holding company, or (ii) engaging in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain non-bank activities which, by statute or by Federal Reserve regulation or order, have been identified as activities closely related to the business of banking or of managing or controlling banks.

Transactions with Affiliates. Subsidiary banks of a bank holding company are subject to Federal Reserve restrictions on extensions of credit to the holding company or its subsidiaries, on investments in their securities and on the use of their securities as collateral for loans to any borrower. These regulations and restrictions may limit Columbia Commercial Bancorp's ability to obtain funds from Columbia Community Bank for its cash needs, including funds for payment of dividends, interest and operational expenses.

Tying Arrangements. Columbia Community Bank and Columbia Commercial Bancorp cannot engage in certain tying arrangements in connection with any extension of credit, lease or sale of property or furnishing of services. For example, Columbia Community Bank may not generally require, as a condition to extending credit, that a customer obtain other services from it or from Columbia Commercial Bancorp, or that a customer refrain from obtaining other services from a competitor.

Support of Subsidiary Banks. Under Federal Reserve policy, Columbia Commercial Bancorp will be expected to act as a source of financial and managerial strength to Columbia Community Bank. This means that Columbia Commercial Bancorp will be required to commit, as necessary, resources to support Columbia Community Bank. Any capital loans a bank holding company makes to its subsidiary banks are subordinate to deposits and to certain other indebtedness of those subsidiary banks.

Federal and State Bank Regulation

General. As an Oregon state-chartered bank with deposits insured by the FDIC, Columbia Community Bank is subject to the supervision and regulation of the Oregon Department of Consumer and Business Services through the Division of Finance and Corporate Securities and the FDIC. These agencies have the authority to prohibit banks from engaging in what they believe to be unsafe or unsound banking practices. Columbia Community Bank's deposits are insured to a maximum of $100,000 per depositor by the FDIC, and Columbia Community Bank pays semiannual deposit insurance premium assessments to the FDIC.

CRA. The Community Reinvestment Act requires that, when examining financial institutions within their jurisdiction, the Federal Reserve or the FDIC evaluates the institution's record in meeting the credit needs of its local community, including low and moderate income neighborhoods. This record is also considered in evaluating mergers, acquisitions and applications to open a branch or facility.

Insider Credit Transactions. Banks are also subject to certain Federal Reserve restrictions on extensions of credit to executive officers, directors, principal shareholders or any related interests of such persons (i.e., insiders). Extensions of credit (i) must be made on substantially the same terms and pursuant to the same credit underwriting procedures as those for comparable transactions with persons who are neither insiders nor employees, and (ii) must not involve more than the normal risk of repayment or present other unfavorable features. Certain lending limits and restrictions on overdrafts also apply to insiders. A violation of these restrictions may result in regulatory sanctions on the bank or its insiders.

Regulation of Management. Federal law sets forth circumstances under which officers or directors of a bank may be removed by the institution's federal supervisory agency. Federal law also prohibits management personnel of a bank from serving as a director or in a management position of another financial institution whose assets exceed a specified amount or which has an office within a specified geographic area.

Safety and Soundness Standards. Federal law imposes upon banks certain non-capital safety and soundness standards. These standards cover, among other things, internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation and benefits. Additional standards apply to asset quality, earnings and stock valuation. An institution that fails to meet these standards must develop a plan acceptable to its regulators, specifying the steps that the institution will take to meet the standards. Failure to submit or implement such a plan may subject the institution to regulatory sanctions.

Interstate Banking and Branching. The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Act") permits nationwide interstate banking and branching under certain circumstances. Currently, bank holding companies may purchase banks in any state, and banks may merge with banks in other states, as long as the home state of neither merging bank has opted out. Oregon has permitted interstate banking for a number of years, and in 1996, "opting in" legislation was enacted, specifically authorizing interstate mergers. The Interstate Act requires regulators to consult with community organizations before permitting an interstate institution to close a branch in a low-income area.

Dividends. The principal source of Columbia Commercial Bancorp's cash revenues is dividends received from Columbia Community Bank. The payment of dividends is subject to government regulation, in that regulatory authorities may prohibit banks and bank holding companies from paying dividends in a manner that would constitute an unsafe or unsound banking practice. In addition, a bank may not pay cash dividends if doing so would reduce the amount of its capital below that necessary to meet minimum applicable regulatory capital requirements. State laws also limit a bank's ability to pay dividends.

Capital Adequacy

Regulatory Capital Guidelines. Federal bank regulatory agencies use capital adequacy guidelines in the examination and regulation of bank holding companies and banks. The guidelines are "risk-based," meaning that they are designed to make capital requirements more sensitive to differences in risk profiles among banks and bank holding companies. See "BUSINESS CAPITAL" for the bank's ratios at June 30, 2004 and December 31, 2003.

Tier I and Tier II Capital. Under the guidelines, an institution's capital is divided into two broad categories, Tier I capital and Tier II capital. Tier I capital generally consists of common stockholders' equity, surplus and undivided profits. Tier II capital generally consists of the allowance for loan losses, hybrid capital instruments, and subordinated debt. The sum of Tier I capital and Tier II capital represents an institution's total capital. The guidelines require that at least 50% of an institution's total capital consist of Tier I capital.

Risk-based Capital Ratios. The adequacy of an institution's capital is gauged primarily with reference to the institution's risk-weighted assets. The guidelines assign risk weightings to an institution's assets in an effort to quantify the relative risk of each asset and to determine the minimum capital required to support that risk. An institution's risk-weighted assets are then compared with its Tier I capital and total capital to arrive at a Tier I risk-based ratio and a total risk-based ratio, respectively. The guidelines provide that an institution must have a minimum Tier I risk-based ratio of 4% and a minimum total risk-based ratio of 8%.

Leverage Ratio. The guidelines also employ a leverage ratio, which is Tier I capital as a percentage of total assets, less intangibles. The principal objective of the leverage ratio is to constrain the maximum degree to which a bank holding company may leverage its equity capital base. The minimum leverage ratio is 3%; however, for all but the most highly rated bank holding companies and for bank holding companies seeking to expand, regulators expect an additional cushion of at least 1% to 2%.

Prompt Corrective Action. Under the guidelines, an institution is assigned to one of five capital categories depending on its total risk-based capital ratio, Tier I risk-based capital ratio, and leverage ratio, together with certain subjective factors. The categories range from "well capitalized" to "critically undercapitalized." Institutions that are "undercapitalized" or lower are subject to certain mandatory supervisory corrective actions.

Financial Services Modernization

Gramm-Leach-Bliley Act of 1999. The Financial Services Modernization Act of 1999, also known as the Gramm-Leach-Bliley Act, brought about significant changes to the laws affecting banks and bank holding companies. Generally, the Act (i) repealed the historical restrictions on preventing banks from affiliating with securities firms, (ii) provided a uniform framework for the activities of banks, savings institutions and their holding companies, (iii) broadened the activities that may be conducted by national banks and banking subsidiaries of bank holding companies, (iv) provided an enhanced framework for protecting the privacy of consumer information and (v) addressed a variety of other legal and regulatory issues affecting both day-to-day operations and long-term activities of financial institutions.

Bank holding companies that qualify and elect to become financial holding companies can engage in a wider variety of financial activities than permitted under previous law, particularly with respect to insurance and securities underwriting activities. Columbia Community Bank has not elected to become a financial holding company. In addition, in a change from previous law, bank holding companies will be in a position to be owned, controlled or acquired by any company engaged in financially related activities, so long as the company meets certain regulatory requirements. The act also permits national banks (and, in states with wildcard statutes, certain state banks), either directly or through operating subsidiaries, to engage in certain non-banking financial activities.

To the extent the legislation permits banks, securities firms and insurance companies to affiliate, the financial services industry may experience further consolidation. This consolidation could result in a growing number of larger financial institutions that offer a wider variety of financial services than Columbia Community Bank currently offers, and these companies may be able to aggressively compete in the markets currently served by Columbia Community Bank.

Anti-terrorism Legislation

USA Patriot Act of 2001. On October 26, 2001, President Bush signed the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism ("Patriot Act") of 2001. Among other things, the Patriot Act (1) prohibits banks from providing correspondent accounts directly to foreign shell banks; (2) imposes due diligence requirements on banks opening or holding accounts for foreign financial institutions or wealthy foreign individuals (3) requires financial institutions to establish an anti-money-laundering compliance program, and (4) eliminates civil liability for persons who file suspicious activity reports. The Patriot Act also increases governmental powers to investigate terrorism, including expanded government access to account records. The Department of the Treasury is empowered to administer and make rules to implement the Patriot Act. While management believes the Patriot Act may, to some degree, affect the bank 's recordkeeping and reporting expenses, it does not believe that the Act will have a material adverse effect on the bank 's business and operations.

Effects Of Government Monetary Policy

Our earnings and growth are affected not only by general economic conditions, but also by the fiscal and monetary policies of the federal government, particularly the Federal Reserve. The Federal Reserve can and does implement national monetary policy for such purposes as curbing inflation and combating recession, but its open market operations in U.S. government securities, control of the discount rate applicable to borrowings from the Federal Reserve, and establishment of reserve requirements against certain deposits, influence the growth of bank loans, investments and deposits, and also affect interest rates charged on loans or paid on deposits. The nature and impact of future changes in monetary policies and their impact on the bank cannot be predicted with certainty.

CERTAIN LEGAL MATTERS

Certain matters in connection with the offering will be passed upon for Columbia Commercial Bancorp by the law firm of Foster Pepper Tooze LLP, Portland, Oregon.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Note: These consolidated financial statements have not been reviewed, or confirmed for accuracy or relevance by the Federal Deposit Insurance Corporation.

COLUMBIA COMMERCIAL BANCORP AND SUBSIDIARIES

INDEPENDENT AUDITOR'S REPORT
AND
CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2004 AND 2003 (UNAUDITED) AND
DECEMBER 31, 2003, 2002, AND 2001

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Columbia Commercial Bancorp and Subsidiaries

We have audited the accompanying consolidated balance sheets of Columbia Commercial Bancorp and Subsidiaries as of December 31, 2003, 2002, and 2001, and the related consolidated statements of income, changes in stockholders' equity and comprehensive income, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Columbia Commercial Bancorp's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Columbia Commercial Bancorp and Subsidiaries as of December 31, 2003, 2002, and 2001, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Moss Adams LLP

Portland, Oregon
March 2, 2004

COLUMBIA COMMERCIAL BANCORP AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	June 30, 2004 (Unaudited)	December 31, 2003	December 31, 2002	December 31, 2001
ASSETS				
Cash and due from banks	$ 2,231,765	$ 2,185,435	$ 3,102,547	$ 1,918,480
Federal funds sold	6,455,000	-	860,000	1,535,000
Cash and cash equivalents	8,686,765	2,185,435	3,962,547	3,453,480
Investment securities available-for-sale, at fair value	16,568,352	16,447,617	11,745,610	7,344,091
Federal Home Loan Bank stock	877,500	737,400	331,400	126,300
Loans, net of allowance for loan losses and unearned income	93,581,243	86,071,464	53,060,827	37,782,276
Furniture, equipment, and leasehold improvements, net of accumulated depreciation and amortization	527,571	507,939	501,813	221,151
Accrued interest receivable and other assets	558,076	614,059	464,291	437,776
TOTAL ASSETS	$ 120,799,507	$106,563,914	$70,066,488	$ 49,365,074
LIABILITIES				
Deposits:				
Noninterest-bearing demand deposits	$ 13,493,570	$ 12,524,695	$ 8,353,511	$ 6,218,139
Interest-bearing demand and money market accounts	33,760,390	26,965,668	20,658,871	13,752,540
Savings deposits	1,570,677	528,173	219,921	489,070
Time deposits	32,917,465	29,775,246	22,412,442	17,764,568
Total deposits	81,742,102	69,793,782	51,644,745	38,224,317
Repurchase agreements	6,582,874	6,226,632	4,526,481	3,579,465
Federal funds purchased	-	2,715,000	-	
Federal Home Loan Bank borrowings	21,000,000	18,500,000	8,000,000	2,500,000
Guaranteed undivided beneficial interest in floating rate Junior Subordinated Deferrable Interest Debentures (Trust Preferred Securities)	3,000,000	3,000,000	-	-
Other Capital Debt	1,500,000	-	-	-
Accrued interest payable and other liabilities	522,737	316,666	388,151	223,689
TOTAL LIABILITIES	114,347,713	100,552,080	64,559,377	44,527,471
COMMITMENTS AND CONTINGENCIES (Notes 10 and 12)				
STOCKHOLDERS' EQUITY				
Common stock, no par value, 4,000,000 shares authorized; 470,904 issued and outstanding at December 31, 2003 and 2003	2,347,826	2,347,826	2,347,826	2,335,826
Surplus	2,519,012	2,519,012	2,519,012	2,501,012
Retained earnings	1,634,230	1,165,571	510,480	(10,525)
Accumulated other comprehensive (loss) income	(49,274)	(20,575)	129,793	11,290
TOTAL STOCKHOLDERS' EQUITY	6,451,794	6,011,834	5,507,111	4,837,603
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$120,799,507	$106,563,914	$70,066,488	$ 49,365,074

See accompanying notes.

COLUMBIA COMMERCIAL BANCORP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Six Months Ended June 30,		Years Ended December 31,		
	2004	2003	2003	2002	2001
	(Unaudited)	(Unaudited)			
INTEREST INCOME					
Loans	$ 3,344,125	$ 2,253,342	$ 5,116,945	$3,894,213	$2,666,925
Investment securities available-for-sale	282,430	253,346	514,532	474,084	329,871
Other interest and dividend income	34,462	22,702	49,868	37,372	94,451
Total interest income	3,661,017	2,529,390	5,681,345	4,405,669	3,091,247
INTEREST EXPENSE					
Interest-bearing demand deposits, money market accounts, and savings deposits	203,942	193,352	402,312	394,469	445,202
Time deposits	417,079	323,754	660,913	810,600	678,574
Repurchase agreements	36,034	63,067	124,325	119,220	95,561
Federal funds purchased	4,060	3,419	8,518	151	988
Federal Home Loan Bank borrowings	286,016	150,245	397,560	180,075	14,223
Trust Preferred Securities	72,510	33,795	98,231	-	
Other Capital Debt	9,000	-	-	-	-
Total interest expense	1,028,641	767,632	1,691,859	1,504,515	1,234,548
Net interest income	2,632,376	1,761,758	3,989,486	2,901,154	1,856,699
PROVISION FOR LOAN LOSSES	300,000	139,836	573,836	287,500	150,000
Net interest income after provision for loan losses	2,332,376	1,621,922	3,415,650	2,613,654	1,706,699
NONINTEREST INCOME					
Service charges and fees	27,164	43,310	90,081	57,952	36,531
Other income	49,754	17,697	38,144	36,270	16,548
Gain on sale of investment securities available-for-sale	-	57,044	72,783	61,293	16,634
Total noninterest income	76,918	118,051	201,008	155,515	69,713
NONINTEREST EXPENSE					
Salaries and employee benefits	929,515	701,911	1,462,820	1,159,428	814,750
Net occupancy and equipment	247,815	190,874	409,710	262,971	147,603
Data processing	106,580	75,753	174,674	122,021	83,099
Advertising	14,549	17,187	34,263	38,451	20,017
Other expenses	291,176	194,424	442,274	339,353	214,375
Total noninterest expense	1,589,635	1,180,149	2,523,741	1,922,224	1,279,844
INCOME BEFORE PROVISION FOR INCOME TAXES	819,659	559,824	1,092,917	846,945	496,568
PROVISION FOR INCOME TAXES	351,000	208,939	437,826	325,940	191,610
NET INCOME	$ 468,659	$ 350,885	$ 655,091	$ 521,005	$ 304,958

See accompanying notes.

COLUMBIA COMMERCIAL BANCORP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity	Comprehensive Income
BALANCE, December 31, 2000 (Audited)	400,000	$ 2,000,000	$ 1,993,968	$ (315,483)	$ 9,306	$ 3,687,791	
Issuance of common stock	68,504	335,826	507,044	-	-	842,870	
Net income	-	-	-	304,958	-	304,958	$ 304,958
Other comprehensive income: Unrealized gains on investment securities available-for-sale of $12,963 (net of taxes or $6,667)	-	-	-	-	12,963	12,963	12,963
Reclassification adjustment for net gain on sales of investment securities available-for-sale included in net income of $10,979 (net of taxes of $5,655)	-	-	-	-	(10,979)	(10,979)	(10,979)
Total comprehensive income							$ 306,942
BALANCE, December 31, 2001 (Audited)	468,504	2,335,826	2,501,012	(10,525)	11,290	4,837,603	
Issuance of common stock	2,400	12,000	18,000	-	-	30,000	
Net income	-	-	-	521,005	-	521,005	$ 521,005
Other comprehensive income – unrealized gains on investment securities available-for-sale of $156,811 (net of taxes of $94,086)	-	-	-	-	156,811	156,811	156,811
Reclassification adjustment for net gain on sales of investment securities available-for-sale included in net income of $38,308 (net of taxes of $22,985)	-	-	-	-	(38,308)	(38,308)	(38,308)
Total comprehensive income							$ 639,508
BALANCE, December 31, 2002 (Audited)	470,904	2,347,826	2,519,012	510,480	129,793	5,507,111	

COLUMBIA COMMERCIAL BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND OTHER COMPREHENSIVE INCOME

	Common Stock		Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity	Comprehensive Income
	Shares	Amount					
Net income	-	$ -	$ -	$ 655,091	$ -	$ 655,091	$ 655,091
Other comprehensive income – unrealized losses on investment securities available-for-sale of $195,857 (net of taxes of $97,929)	-	-	-	-	(195,857)	(195,857)	(195,857)
Reclassification adjustment for net gain on sales of investment securities available-for-sale included in net income of $45,489 (net of taxes of $27,294)	-	-	-	-	45,489	45,489	45,489
Total comprehensive income							$ 504,723
BALANCE, December 31, 2003 (Audited)	470,904	2,347,826	2,519,012	1,165,571	(20,575)	6,011,834	
Net income				468,659		468,659	$ 468,659
Other comprehensive income – unrealized losses on investment securities available-for-sale of $28,699 (net of taxes of $14,350)	-	-	-	-	(28,699)	(28,699)	(28,699)
Total comprehensive income							$ 439,960
BALANCE, June 30, 2004 (Unaudited)	470,904	$ 2,347,826	$ 2,519,012	$ 1,634,230	$ (49,274)	$ 6,451,794	

See accompanying notes.

COLUMBIA COMMERCIAL BANCORP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended June 30,		Years Ended December 31,		
	2004	2003	2003	2002	2001
	(Unaudited)	(Unaudited)			
CASH FLOWS FROM OPERATING ACTIVITIES					
Net income	$ 468,659	$ 350,885	$ 655,091	$ 521,005	$ 304,958
Adjustments to reconcile net income to net cash from operating activities:					
Depreciation and amortization	70,760	49,892	110,407	86,799	50,551
Amortization of investment security premiums	62,478	105,405	299,439	24,679	10,635
Gain on sales of investment securities available-for-sale	802	(57,044)	(72,783)	(61,293)	(14,599)
Provision for loan losses	300,000	139,836	573,836	287,500	150,000
Deferred income tax expense	(181,360)	12,000	101,000	89,000	96,000
Federal Home Loan Bank stock dividends	(15,963)	(15,470)	(37,300)	(5,700)	(3,000)
Changes in assets and liabilities:					
Accrued interest receivable and other assets	88,359	(175,311)	(173,297)	(187,511)	(37,394)
Accrued interest payable and other liabilities	206,071	(106,461)	(71,485)	164,462	108,827
Net cash from operating activities	999,806	303,732	1,384,908	918,941	665,978
CASH FLOWS FROM INVESTING ACTIVITIES					
Proceeds from sales of investment securities available-for-sale	5,269,866	3,050,613	3,772,321	7,806,526	3,242,982
Proceeds from maturity and call of investment securities available-for-sale	1,764,861	1,625,507	5,928,690	1,845,594	1,747,168
Purchase of investment securities available-for-sale	(7,082,494)	(8,724,408)	(14,857,513)	(13,826,526)	(7,682,838)
Purchase of Federal Home Loan Bank stock	(140,100)	(117,300)	(368,700)	(199,400)	(88,200)
Net increase in loans	(7,809,779)	(17,400,078)	(33,584,473)	(15,566,051)	(18,476,762)
Purchase of furniture, equipment, and leasehold improvements	(90,392)	(56,927)	(116,533)	(367,461)	(73,280)
Net cash from investing activities	(8,088,038)	(21,622,593)	(39,226,208)	(20,307,318)	(21,330,930)
CASH FLOWS FROM FINANCING ACTIVITIES					
Net change in demand deposits, money market accounts, and savings deposits	8,806,101	9,070,770	10,786,233	8,772,554	7,468,286
Net change in time deposits	3,142,219	(1,530,905)	7,362,804	4,647,874	10,112,068
Net change in repurchase agreements	356,242	3,020,095	1,700,151	947,016	1,443,027
Net change in federal funds purchased	(2,715,000)	3,785,000	2,715,000	-	-
Proceeds from Federal Home Loan Bank borrowings	2,500,000	2,500,000	10,500,000	5,500,000	2,500,000
Proceeds from issuance of Trust Preferred Securities	-	3,000,000	3,000,000	-	-
Proceeds from issuance of Other Capital Debt	1,500,000	-	-	-	-
Proceeds from sale of common stock, net of issuance costs	-	-	-	30,000	842,870
Net cash from financing activities	13,589,562	19,844,960	36,064,188	19,897,444	22,366,251

COLUMBIA COMMERCIAL BANCORP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended June 30, 2004 (Unaudited)	Six Months Ended June 30, 2003 (Unaudited)	Years Ended December 31, 2003	Years Ended December 31, 2002	Years Ended December 31, 2001
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$ 6,501,330	$ (1,473,901)	$ (1,777,112)	$ 509,067	$ 1,701,299
CASH AND CASH EQUIVALENTS, beginning of year	2,185,435	3,962,547	3,962,547	3,453,480	1,752,181
CASH AND CASH EQUIVALENTS, end of year	$ 8,686,765	$ 2,488,646	$ 2,185,435	$ 3,962,547	$ 3,453,480
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION					
Cash paid during the year for interest	$ 1,026,964	$ 782,288	$ 1,696,925	$ 1,515,784	$ 1,237,622
Cash paid during the year for taxes	$ 258,291	$ 266,326	$ 459,213	$ 46,800	$ 75,000
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING ACTIVITIES					
Change in fair value of investment securities available-for-sale, net of taxes	$ (28,699)	$ (38,680)	$ (150,368)	$ 118,503	$ 1,984

See accompanying notes.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation – The accompanying consolidated financial statements include the accounts of Columbia Commercial Bancorp (the Company), a bank holding company established in February 2002, and its wholly-owned subsidiaries, Columbia Community Bank (the Bank) and Columbia Commercial Statutory Trust – I. Substantially all activity of the Company is conducted through the Bank and all significant intercompany accounts and transactions have been eliminated in the preparation of the consolidated financial statements.

The interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. The financial information included with the interim financial statements has been prepared by management without audit by independent public accounts. The Company's annual report contains audited financial statements. In the opinion of management, all adjustments, including normal recurring accruals necessary for fair presentation of results of operations for the interim periods included herein have been made. The results of operations for the six months ended June 30, 2004, are not necessarily indicative of results to be anticipated for the year ending December 31, 2004.

Organization – In April 1999, the Bank received regulatory approval to become a state-chartered institution authorized to provide banking services in the state of Oregon. The Bank, operating from its headquarters in Hillsboro, Oregon, provides banking services to businesses and individuals located primarily in the markets from which the Bank operates its three full-service branches in Hillsboro, Forest Grove, and Beaverton, Oregon. The Bank is subject to the regulations of certain federal and state agencies and will undergo periodic examinations by those regulatory authorities.

During 2002, Columbia Commercial Bancorp, an Oregon corporation, was formed for the purpose of becoming a holding company for the Bank. The Company is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended, and is subject to the supervision and examination by the Federal Reserve Board. With formation of the holding company, a tax-free structural reorganization was completed under an Agreement and Plan of Exchange, whereby each one of the issued and outstanding shares of the Bank's common stock was exchanged for one share of Columbia Commercial Bancorp common stock.

On March 12, 2003, the Company formed Columbia Commercial Statutory Trust – I (the Trust), a wholly-owned Connecticut statutory business trust, for the purpose of issuing guaranteed undivided beneficial interests in floating rate Junior Subordinated Deferrable Interest Debentures (Trust Preferred Securities). During March 2003, the Trust issued $3 million in Trust Preferred Securities. The Company used the proceeds from the Trust Preferred Securities offering to fund continued growth of the Bank.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Financial statement presentation and use of estimates – The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and reporting practices applicable to the banking industry. The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amounts of income and expenses during the reporting period. Actual results could differ significantly from those estimates.

Significant estimates are necessary in determining the recorded value of the allowance for loan losses and available-for-sale investment securities. Management believes the assumptions used in arriving at these estimates are appropriate.

Cash and cash equivalents – For purposes of reporting cash flows, cash and cash equivalents include cash, interest-bearing deposits with correspondent banks, and federal funds sold. Federal funds sold represent excess cash funds that are generally invested on a daily basis.

The Bank maintains balances in correspondent bank accounts which at times may exceed federally insured limits. Management believes that its risk of loss associated with such balances is minimal due to the financial strength of the correspondent banks. The Bank has not experienced any losses in such accounts.

Investment securities – The Bank is required to designate debt and equity securities as "available-for-sale," "held-to-maturity," or "trading" investments. Accordingly, the Bank has designated all of its investment securities as "available-for-sale" at December 31, 2003 and 2002.

Investment securities that will be held for indefinite periods of time, including securities that may be sold in response to changes in market interest or prepayment rates, needs for liquidity, and changes in the availability of and the yield of alternative investments are classified as available-for-sale. These assets are carried at fair value. Unrealized gains and losses, net of tax, are reported as other comprehensive income. Gains and losses on the sale of available-for-sale investment securities are determined using the specific-identification method.

Declines in the fair value of individual securities below their cost that are other than temporary are recognized by write-downs of the individual securities to their fair value. Such write-downs would be included in earnings as realized losses.

Federal Home Loan Bank stock – The Bank's investment in Federal Home Loan Bank (FHLB) stock is a restricted investment carried at par value, which approximates its fair value. As a member of the FHLB system, the Bank is required to maintain a minimum level of investment in FHLB stock based on specific percentages of its outstanding FHLB advances. The Bank may request redemption at par value of any stock in excess of the amount the Bank is required to hold. Stock redemptions are made at the discretion of the FHLB.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Loans, net of allowance for loan losses and unearned income – Loans are stated at the amount of unpaid principal, reduced by an allowance for loan losses and unearned income. Interest on loans is calculated by the simple-interest method on daily balances of the principal amount outstanding. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of principal is unlikely. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower's ability to pay. Various regulatory agencies, as a regular part of their examination process, periodically review the Bank's reserve for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgment of information available to them at the time of examinations.

Impaired loans are carried at the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's market price, or the fair value of the collateral if the loan is collateral dependent. Accrual of interest is discontinued on impaired loans when management believes, after considering economic and business conditions, collection efforts, and collateral position, that the borrower's financial condition is such that collection of interest is doubtful. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received or when the related loan is returned to accrual status.

Furniture, equipment, and leasehold improvements – Furniture, equipment, and leasehold improvements are recorded at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the expected useful lives of the assets, ranging from 3 to 15 years. Amortization of leasehold improvements is computed using the straight-line method over the lease term or expected life of the related asset, whichever is less. The costs of maintenance and repairs are expensed as they are incurred, while major expenditures for renewals and betterments are capitalized.

Income taxes – Deferred income tax assets and liabilities are determined based on the tax effects of the differences between the book and tax bases of the various balance sheet assets and liabilities. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – *(continued)*

Advertising costs – The Bank expenses advertising costs as they are incurred. Advertising costs were $34,263 and $38,451 for the years ended December 31, 2003 and 2002, respectively.

Stock-based compensation – The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock option plans. Accordingly, compensation costs are recognized as the difference between the exercise price of each option and the market price of the Company's stock at the date of each grant. No compensation costs were recognized in 2003 or 2002. Had compensation of the Company's stock option plan been determined based on the fair value at the grant dates for awards under these plans consistent with the method of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," net income for the periods ended December 31, 2003 and 2002, would approximate the pro forma amounts below.

	2003	2002
Net income:		
As reported	$ 655,091	$ 521,005
Pro forma	$ 650,841	$ 507,204

The fair value of each option granted in 2003 and 2002 is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: (1) dividend yield of 0.0%, (2) expected volatility of 12.5% for 2003 and 16.2% for 2002, (3) risk-free rate of 2.75% for 2003 and 3.00% for 2002, and (4) expected life of eight years.

The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts. Additional awards in future years are anticipated.

Off-balance-sheet financial instruments – The Bank holds no derivative financial instruments. However, in the ordinary course of business, the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit and commercial and standby letters of credit. These financial instruments are recorded in the consolidated financial statements when they are funded or related fees are incurred or received.

Fair value of financial instruments – The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents – For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Investment securities available-for-sale – Fair value for investment securities are based on quoted market prices or the market values for comparable securities.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Federal Home Loan Bank stock – The carrying amount approximates the estimated fair value.

Loans – For certain variable rate loans, fair value is estimated at carrying value, as these loans reprice to market frequently. The fair value of other types of loans is estimated by discounting future cash flows, using current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposit liabilities – The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated by discounting future cash flows, using the rates currently offered for deposits of similar remaining maturities.

Repurchase agreements and federal funds purchased – Due to their short-term nature, the carrying amounts of borrowings under repurchase agreements and federal funds purchased approximate their fair values.

Federal Home Loan Bank borrowings and Trust Preferred Securities – Rates currently available to the Bank for debt with similar terms and remaining maturities are used to estimate the fair value of these borrowings.

Commitments to extend credit, credit card commitments, and standby letters of credit – The fair values of these off-balance sheet commitments to extend credit, credit card commitments, and standby letters of credit are not considered practicable to estimate because of the lack of quoted market prices and the inability to estimate fair value without incurring excessive costs.

Reclassifications – Certain reclassifications have been made to the 2002 consolidated financial statements to conform with current year presentations.

NOTE 2 – INVESTMENT SECURITIES

The amortized cost and estimated fair value of investment securities available-for-sale are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2003:				
Obligations of U.S. government agencies	$ 2,000,000	$ 19,143	$ (4,687)	$ 2,014,456
Mortgage-backed securities	14,407,851	77,838	(112,528)	14,373,161
Equity securities	60,000	-	-	60,000
	$16,467,851	$ 96,981	$ (117,215)	$16,447,617
December 31, 2002:				
Obligations of U.S. government agencies	$ 3,054,704	$ 79,351	$ -	$ 3,134,055
Mortgage-backed securities	8,423,301	128,254	-	8,551,555
Equity securities	60,000	-	-	60,000
	$11,538,005	$ 207,605	$ -	$11,745,610

The following table presents the gross unrealized losses and fair value of the Bank's investment securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2003:

	Less Than 12 Months		12 Months or More		Totals	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Obligations of U.S. government agencies	$ 995,312	$ (4,687)	$ -	$ -	$ 995,312	$ (4,687)
Mortgage-backed securities	8,719,728	(112,528)	-	-	8,719,728	(112,528)
Total temporarily impaired securities	$ 9,715,040	$ (117,215)	$ -	$ -	$ 9,715,040	$ (117,215)

NOTE 2 – INVESTMENT SECURITIES – (continued)

The amortized cost and estimated fair value of investment securities available-for-sale at December 31, 2003, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers could have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
Due after one year through five years	$ 2,115,829	$ 2,133,368
Due after five years through ten years	3,319,919	3,309,713
Due after ten years	10,972,103	10,944,536
Equity securities	60,000	60,000
	$ 16,467,851	$ 16,447,617

For the purpose of the maturity table, mortgage-backed securities, which are not due at a single maturity date, have been allocated over maturity groupings based on the weighted-average contractual maturities of underlying collateral. Mortgage-backed securities may mature earlier than their weighted-average contractual maturities because of principal prepayments.

As of December 31, 2003, investment securities with an estimated fair value of $12,295,737 were pledged to secure repurchase agreements, Federal Home Loan Bank borrowings, and public deposit accounts as permitted or required by law.

NOTE 3 – LOANS

Loans consist of the following:

	2003	2002
First mortgage loans:		
Real estate construction	$ 27,572,086	$ 17,834,743
Commercial real estate	29,671,177	19,052,718
Residential mortgage (1 – 4 family)	2,470,117	1,481,827
Agricultural real estate	1,001,481	895,113
Other loans:		
Commercial	25,926,912	13,894,958
Consumer	976,428	971,145
	87,618,201	54,130,504
Allowance for loan losses	(987,512)	(725,000)
Unearned income	(559,225)	(344,677)
Loans, net of allowance for loan losses and unearned income	$ 86,071,464	$ 53,060,827

Changes in the allowance for loan losses were as follows:

	2003	2002
BALANCE, beginning of year	$ 725,000	$ 460,000
Provision for loan losses	573,836	287,500
Loans charged off	(312,487)	(22,500)
Recoveries	1,163	-
BALANCE, end of year	$ 987,512	$ 725,000

The Bank has recognized impaired loans with a recorded balance of $734,100 and $127,500 at December 31, 2003 and 2002, respectively. The Bank has specific allowances for loan losses related to these loans in the amount of $129,547 at December 31, 2003. There was no allowance for loan losses related to impaired loans at December 31, 2002. The average recorded investment in impaired loans was $260,280 and $25,000 for 2003 and 2002, respectively. Interest income recognized for cash payments received on these loans was $5,904 for 2003 and $4,880 for 2002. Had the impaired loans performed according to the original terms, additional interest income recognized would have been $11,390 for 2003 and $3,682 for 2002.

Loans pledged to secure Federal Home Loan Bank borrowings were $34,806,376 and $11,788,343 at December 31, 2003 and 2002, respectively.

NOTE 4 – FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

The composition of furniture, equipment, and leasehold improvements is summarized as follows:

	2003	2002
Furniture and equipment	$ 559,442	$ 472,364
Leasehold improvements	232,429	225,853
Total furniture, equipment, and leasehold improvements	791,871	698,217
Less accumulated depreciation and amortization	(283,932)	(196,404)
Furniture, equipment, and leasehold improvements, net of accumulated depreciation and amortization	$ 507,939	$ 501,813

Depreciation and amortization expense amounted to $110,407 and $86,799 for the years ended December 31, 2003 and 2002, respectively.

NOTE 5 – TIME DEPOSITS

Time certificates of deposit of $100,000 and over aggregated $12,370,715 at December 31, 2003, and $7,646,941 at December 31, 2002.

At December 31, 2003, the scheduled maturities for all time deposits are as follows:

Years ending December 31, 2004	$ 20,148,189
2005	6,482,490
2006	1,369,602
2007	942,720
2008	832,245
	$ 29,775,246

NOTE 6 – REPURCHASE AGREEMENTS AND FEDERAL FUNDS PURCHASED

As of December 31, 2003 and 2002, the Bank had outstanding securities sold under agreements to repurchase totaling $6,226,632 and $4,526,481, respectively. Repurchase agreements provide for interest at variable rates, which ranged from 0.40% to 1.50% and 0.75% to 2.65% at December 31, 2003 and 2002, respectively. The repurchase agreements are collateralized by obligations of U.S. government agency securities and mortgage-backed securities, earning interest at 4.50% to 6.50%.

The Bank also had unsecured overnight federal funds purchased of $2,715,000 at December 31, 2003, with interest rates from 1.0% to 1.99%. There were no federal funds purchased at December 31, 2002.

NOTE 7 – FEDERAL HOME LOAN BANK BORROWINGS

The Bank is a member of the Federal Home Loan Bank (FHLB) of Seattle and has entered into an "Advances, Security and Deposit Agreement" which provides a credit arrangement from the FHLB. Borrowings under the credit arrangement are collateralized by the Bank's FHLB stock as well as deposits or other instruments which may be pledged. As of December 31, 2003, the Bank had borrowings outstanding with the FHLB of $18,500,000. The promissory notes mature between 2004 and 2013 with rates ranging from 1.20% to 5.22%. The Bank had $8,000,000 in borrowings from the FHLB at December 31, 2002. As of December 31, 2003, the scheduled maturities of Federal Home Loan Bank borrowings are as follows:

Years ending December 31, 2004	$ 4,500,000
2005	2,300,000
2006	3,700,000
2007	3,500,000
2008	1,000,000
Thereafter	3,500,000
	$ 18,500,000

NOTE 8 – TRUST PREFERRED SECURITIES

In March 2003, the Company formed a wholly-owned Connecticut statutory business trust subsidiary, Columbia Commercial Statutory Trust – I (the Trust), which issued $3,000,000 of guaranteed undivided beneficial interests in the Company's floating rate Junior Subordinated Deferrable Interest Debentures (Trust Preferred Securities). These debentures qualify as Tier 1 capital under regulatory guidelines. All common securities of the Trust are owned by the Company. The proceeds from the issuance of the common securities and the Trust Preferred Securities were used by the Trust to purchase $3,093,000 of subordinated deferrable interest debentures of the Company. The debentures, which represent the sole asset of the Trust, possess the same terms as the Trust Preferred Securities and accrue interest quarterly at the applicable London Interbank Offered Rate (LIBOR) plus 3.15% per annum. Interest payments are deferrable at the discretion of the Company for the first five years. As of December 31, 2003, all interest payments to the Trust and all dividend payments by the Trust were current.

In conjunction with the issuance of the Trust Preferred Securities, the Company entered into contractual arrangements which, taken collectively, fully and unconditionally guarantee payment of (1) accrued and unpaid distributions required to be paid on the Trust Preferred Securities, (2) the redemption price with respect to any Trust Preferred Securities called for redemption by the Trust, and (3) payments due upon a voluntary or involuntary dissolution, winding up, or liquidation of the Trust. The Trust Preferred Securities are mandatorily redeemable upon maturity of the debentures on March 26, 2033, or upon earlier redemption as provided in the indenture. The Company has the right to redeem the debentures purchased by the Trust in whole or in part, on or after March 26, 2008. As specified in the indenture, if the debentures are redeemed prior to maturity, the redemption price will be the principal amount and any accrued but unpaid interest. For the year ended December 31, 2003, interest expense on the debentures and the corresponding dividends paid on the Trust Preferred Securities totaled $98,231.

NOTE 9 – INCOME TAXES

Components of the provision for income taxes include the following:

	2003	2002
Current		
Federal	$ 278,868	$ 189,240
State	57,958	47,700
	336,826	236,940
Deferred		
Federal	86,000	75,000
State	15,000	14,000
	101,000	89,000
Provision for income taxes	$ 437,826	$ 325,940

As of December 31, 2003, the Bank had available to offset future taxable income unamortized preopening expenses capitalized for tax purposes of $27,000. These preopening expenses are being amortized and deducted for tax purposes over a 60-month period.

Deferred income taxes represent the tax effect of differences in timing between financial income and taxable income. The nature and components of deferred tax assets and liabilities are as follows:

	2003	2002
Deferred tax assets:		
Allowance for loan losses	$ 209,000	$ 177,000
Unamortized preopening expenses	11,000	47,000
Total deferred tax assets	220,000	224,000
Deferred tax liabilities:		
Accrual to cash adjustment	(144,000)	(134,000)
Accumulated depreciation	(60,000)	(21,000)
Loan fees	(77,000)	(44,000)
Other	(19,000)	(4,000)
Total deferred tax liabilities	(300,000)	(203,000)
Net deferred tax (liabilities) assets	$ (80,000)	$ 21,000

NOTE 9 – INCOME TAXES – (continued)

Management believes, based upon the Company's historical performance, that the deferred tax assets will be realized in the normal course of operations and, accordingly, management has not reduced the deferred tax assets by a valuation allowance.

NOTE 10 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business to meet the financing needs of its customers, the Bank is a party to financial instruments with off-balance-sheet risk. These financial instruments include commitments to extend credit and the issuance of letters of credit. These instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amounts recognized in the balance sheets. The contract amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

The Bank's exposure to credit loss, in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and letters of credit written, is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to customers as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing properties.

Letters of credit written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds cash, marketable securities, or real estate as collateral supporting those commitments for which collateral is deemed necessary.

NOTE 10 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK – (continued)

A summary of the notional amounts of the Bank's financial instruments with off-balance-sheet risk at December 31, 2003, are as follows:

Commitments to extend credit	$ 22,595,791
Commercial and standby letters of credit	862,000
	$ 23,457,791

NOTE 11 – CONCENTRATIONS OF CREDIT RISK

Substantially all of the Bank's loans, commitments, and commercial and standby letters of credit have been granted to customers in the Bank's market area. The majority of such customers are also depositors of the Bank. Concentrations of credit by type of loan are set forth in Note 3. The Bank's loan policy does not allow the extension of credit to any single borrower or group of related borrowers in excess of $450,000 without approval from the Board of Directors' loan committee.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

Operating lease commitments – As of December 31, 2003, the Bank leased certain properties and office equipment under noncancellable operating leases.

Future minimum lease payments associated with the properties are as follows:

Years ending December 31, 2004	$	270,036
2005		250,200
2006		208,824
2007		169,816
2008		21,900
	$	920,776

Total rent expense, net of sublease income, was $200,069 and $136,580 for the years ended December 31, 2003 and 2002, respectively.

The Bank's office space in Hillsboro, Oregon, is under a lease agreement with a related party which expires on March 31, 2008. Rent paid to the related party for this lease was $109,200 and $107,400 for the years ended December 31, 2003 and 2002, respectively.

NOTE 12 – COMMITMENTS AND CONTINGENCIES – (continued)

The Bank subleased a portion of its office space to related parties under two separate agreements which terminated in 2003. Rental income for these leases was $42,000 for both of the years ended December 31, 2003 and 2002.

Legal contingencies – The Company may become a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, there are no matters presently known to the Company that are expected to have a material adverse effect on its consolidated financial condition.

NOTE 13 – TRANSACTIONS WITH RELATED PARTIES

Certain directors, executive officers, and principal stockholders are customers of and have had banking transactions with the Bank in the ordinary course of business, and the Bank expects to have such transactions in the future. Management believes all loans and commitments to loan included in such transactions are made in compliance with applicable laws on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons and, in the opinion of the management of the Bank, do not involve more than the normal risk of collection or present any other unfavorable features. The amount of loans outstanding to directors, executive officers, principal stockholders, and companies with which they are associated was as follows:

	2003	2002
BALANCE, beginning of year	$ 924,124	$ 846,520
Loans made	425,579	473,410
Loans repaid	(368,967)	(395,806)
BALANCE, end of year	$ 980,736	$ 924,124

NOTE 14 – EMPLOYEE BENEFIT PLAN

During 2000, the Bank adopted a 401(k) plan in which substantially all employees participate. Employees may contribute the maximum permissible under federal tax laws. The Bank made 50% matching contributions in 2003 and 2002, up to 8% of total employee contributions. All employees participating at the adoption of the plan are fully vested in employer matching contributions, while other employees vest in their employer match ratably over a six-year period based on their date of hire. For the years ended December 31, 2003 and 2002, the Bank's matching contributions were $55,796 and $32,392, respectively.

NOTE 15 – STOCK-BASED COMPENSATION

The Company has reserved 80,000 shares of its common stock for issuance under a stockholder-approved stock option plan. The exercise price for each option will be the fair market value of the underlying common stock at the time the option is granted. The options have varying vesting periods, ranging from immediate to up to three years, and expire no later than ten years after the effective date of grant. The following summarizes options available and outstanding under this plan:

	2003		2002	
	Common Shares	Weighted-Average Exercise Price	Common Shares	Weighted-Average Exercise Price
BALANCE, beginning of year	67,000	$ 10.04	60,250	$ 10.08
Granted	2,500	$ 10.63	6,750	$ 11.20
BALANCE, end of year	69,500	$ 10.17	67,000	$ 10.15
Options exercisable, end of year	66,500	$ 10.17	58,250	$ 10.04
Options available for grant, end of year	10,500		13,000	
Weighted-average fair value per share of options granted during the year	$ 2.75		$ 3.26	

As of December 31, 2003, exercise prices range from $10.00 to $11.48, and the weighted-average exercise price and contractual life for all options outstanding is $10.17 per share and 3.98 years, respectively.

NOTE 16 – FAIR VALUES OF FINANCIAL INSTRUMENTS

The following table estimates fair values and the related carrying values of the Bank's financial instruments at December 31, 2003:

	Carrying Amount	Estimated Fair Value
Financial assets:		
Cash and cash equivalents	$ 2,185,435	$ 2,185,435
Investment securities available-for-sale, at fair value	$ 16,447,617	$ 16,447,617
Federal Home Loan Bank stock	$ 737,400	$ 737,400
Loans, net of allowance for loan losses and unearned income	$ 86,071,464	$ 85,554,464
Financial liabilities:		
Demand deposits, money market accounts, and savings deposits	$ 40,018,536	$ 40,018,536
Time deposits	$ 29,775,246	$ 29,882,246
Repurchase agreements	$ 6,226,632	$ 6,226,632
Federal funds purchased	$ 2,715,000	$ 2,715,000
Federal Home Loan Bank borrowings	$ 18,500,000	$ 18,861,000
Trust Preferred Securities	$ 3,000,000	$ 3,000,000

While estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were the Bank to dispose of such items at December 31, 2003, the estimated fair values would necessarily be achieved at that date, since market values may differ depending on various circumstances. The estimated fair value at December 31, 2003, should not necessarily be relied upon at subsequent dates.

In addition, other assets and liabilities of the Bank that are not defined as financial instruments are not included in the above disclosures, such as property and equipment. Also nonfinancial instruments typically not recognized in the consolidated financial statements nevertheless may have value but are not included in the above disclosures. These include, among other items, the estimated earnings power of core deposit accounts, the earnings potential of loan servicing rights, the trained work force, customer goodwill, and similar items.

NOTE 17 – REGULATORY MATTERS

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory – and possibly additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on a bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, banks must meet

NOTE 17 – REGULATORY MATTERS – (continued)

specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to average assets (as defined). Management believes, as of December 31, 2003 and 2002, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of the most recent notifications from their regulatory agencies, the Bank was categorized as well-capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes may have changed the institutions' category.

The following tables present selected capital information for the Company and the Bank as of December 31, 2003 and 2002:

	Actual		For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2003:						
(dollars in thousands)						
Total capital to risk-weighted assets:						
Columbia Commercial Bancorp	$10,021	10.2%	$ 7,843	≥8%	N/A	N/A
Columbia Community Bank	$ 9,858	10.1%	$ 7,835	≥8%	$ 9,794	≥10%
Tier 1 capital to risk-weighted assets:						
Columbia Commercial Bancorp	$ 9,033	9.2%	$ 3,922	≥4%	N/A	N/A
Columbia Community Bank	$ 8,870	9.1%	$ 3,918	≥4%	$ 5,877	≥6%
Tier 1 capital to average assets:						
Columbia Commercial Bancorp	$ 9,033	8.7%	$ 4,155	≥4%	N/A	N/A
Columbia Community Bank	$ 8,870	8.5%	$ 4,151	≥4%	$ 5,189	≥5%

NOTE 17 – REGULATORY MATTERS – (continued)

	Actual		For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2002						
(dollars in thousands)						
Total capital to risk-weighted assets:						
Columbia Commercial Bancorp	$ 6,102	10.3%	$ 4,747	≥8%	N/A	N/A
Columbia Community Bank	$ 6,083	10.3%	$ 4,747	≥8%	$ 5,934	≥10%
Tier 1 capital to risk-weighted assets:						
Columbia Commercial Bancorp	$ 5,377	9.1%	$ 2,373	≥4%	N/A	N/A
Columbia Community Bank	$ 5,358	9.0%	$ 2,373	≥4%	$ 3,560	≥6%
Tier 1 capital to average assets:						
Columbia Commercial Bancorp	$ 5,377	7.7%	$ 2,797	≥4%	N/A	N/A
Columbia Community Bank	$ 5,358	7.7%	$ 2,797	≥4%	$ 3,496	≥5%

PART III EXHIBITS

Item 1. Index to Exhibits

*To be filed by amendment.

Exhibit 1.1

Shares of Common Stock

D.A. DAVIDSON & CO.

PLACEMENT AGENT AGREEMENT

Dated as of ________, 2004

Columbia Commercial Bancorp
314 East Main St., Suite A
Hillsboro, Oregon 97123

Ladies and Gentlemen:

Columbia Commercial Bancorp, a bank holding company incorporated in the State of Oregon (the "Company"), hereby engages D.A. Davidson & Co. as placement agent (the "Placement Agent") on a best efforts basis in connection with the offering by the Company (the "Offering") of up to 250,000 shares of the Company's Common Stock (the "Shares"), at a price per share of $20.00.

The Company has filed or will file with the Securities and Exchange Commission (the "Commission") an offering statement on Form 1-A (File No. ______) (the "Offering Statement"), which includes an Offering Circular (the "Offering Circular") for the offering of the Shares pursuant to an exemption under the Securities Act of 1933, as amended (the "1933 Act"). Copies of the Offering Statement, including all exhibits and schedules thereto, any amendments thereto and all Offering Circulars have or will be delivered to the Placement Agent.

In light of the background set forth above, the representations, warranties and covenants set forth below, and the transactions contemplated hereby, the parties agree as follows:

1. Representations and Warranties of the Company. The Company represents and warrants to the Placement Agent, to the best of its knowledge and belief, that:

(a) The Company is not required to file, and it has never filed, reports under Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act");

(b) Except for documents that have been filed with the Securities and Exchange Commission pursuant to Rule 254 under the 1933 Act, the Company has not distributed and will not, without the prior consent of the Placement Agent, distribute any offering material in connection with the Offering other than the Offering Circular.

(c) The Company has been duly organized and is validly existing under the laws of the State of Oregon, is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended, and is qualified to do business as a foreign corporation in each jurisdiction in which the ownership or leasing of properties or the conduct of its business requires such qualification, except where failure to be so qualified would not have a material adverse effect upon the business, condition (financial or otherwise), properties or results of operations of the Company and its subsidiary, Columbia Community Bank (the "Bank"), taken as a whole. The Bank has been duly incorporated and is in good standing under the laws of the State of Oregon and is qualified to do business as a foreign corporation in each jurisdiction in which the ownership or leasing of properties or the conduct of its business requires such qualification, except where failure to be so qualified would not have a material adverse effect upon the business, condition (financial or otherwise), properties or results of operations of the Company and the Bank, taken as a whole. Each of the Company and the Bank has all requisite power and authority (corporate and other) to own its respective properties and conduct its respective businesses as currently being carried on and as may be described in the Offering Circular. Except as described in the Offering Circular, the Company owns all of the outstanding capital stock of the Bank, free of any liens, claims, charges or encumbrances. The accounts of the Bank are insured by the Federal Deposit Insurance Corporation (the "FDIC") up to the maximum applicable amount in accordance with the rules and regulations of the FDIC, and no proceedings for the termination or revocation of such membership or insurance are pending or threatened. Except for the Bank and Columbia Commercial Statutory Trust I, the Company does not own or control, nor is it owned or controlled by, any corporation, association or other entity, whether directly or indirectly.

(d) At the time of sale and issuance of the Shares, the Shares will have been validly issued and will be fully paid and non-assessable. The Shares will be issued in compliance with, or pursuant to exemptions from, the registration requirements of federal and applicable state securities laws. No preemptive rights of shareholders exist with respect to any of the Shares or the issue and sale thereof. The Offering and the sale of the Shares as contemplated by this Agreement will not give rise to any rights, other than those that have been waived or satisfied, for or relating to the registration, qualification, or listing of any securities issued or issuable by the Company. There are no options, warrants or other rights to purchase, agreements or other obligations to issue, or other rights to convert any obligations into, shares of capital stock or ownership interests in the Company outstanding, except as described in the Offering Circular.

(e) Neither the Commission nor any other regulatory authority has ever issued an order against the Company or any of the Company's officers (as defined in Rule 16a-1(*f*) under the Exchange Act) or directors relating to such person's participation in any act or omission that was, or was alleged to be, in violation of the registration requirements or antifraud provisions of the 1933 Act or the Exchange Act, nor has any state securities commission or law enforcement agency entered any order or commenced or threatened any litigation (whether criminal, civil or administrative) against any such person relating to the offer and sale of securities, nor, in any such case, is the Company aware that a basis exists for any such action.

(f) Neither the Commission nor any state securities commission has ever issued an order preventing, delaying or suspending the use of any registration statement, prospectus or other selling literature relating to the proposed offering of securities by the Company, nor have any of them ever instituted proceedings for that purpose.

(g) Moss Adams LLP who certified the audited financial statements for fiscal years ended December 31, 2003 and 2002 included in the Offering Statement and the Offering Circular are independent public accountants with respect to the Company.

(h) The consolidated financial statements of the Company, together with the notes thereto included in the Offering Statement and Offering Circular comply in all material respects with the requirements of the 1993 Act and the rules and regulations promulgated thereunder and fairly present the financial position of the Company as of the dates indicated and the results of operations and changes in financial position for the periods therein specified; and said consolidated financial statements have been prepared in conformity with generally accepted accounting principles consistently applied throughout the periods involved. The financial information included in the Offering Circular under the caption "Business – Columbia Commercial Bancorp – Columbia Commercial Bancorp Selected Financial Information as of June 30, 2004" presents fairly on the basis stated in the Offering Circular the information purported to be shown therein at the dates and for the periods indicated.

(i) The conditions for use of Form 1-A, as set forth in the General Instructions thereto, have been satisfied.

(j) Since the respective dates as of which information is given in the Offering Statement and the Offering Circular, and except as otherwise disclosed therein, (i) there has been no material adverse change in the condition (financial or otherwise), financial results or business affairs of the Company and the Bank, taken as a whole, whether or not arising in the ordinary course of business, (ii) there have been no transactions entered into by the Company or the Bank which would materially affect the Company or the Bank, other than in the ordinary course of business, (iii) there has been no dividend or distribution of any kind declared, paid or made by the Company on any class of its capital stock or on any class of capital stock of a subsidiary, (iv) neither the Company nor the Bank has incurred, other than in the ordinary course of business, any material liabilities or obligations, direct or contingent, and (v) there has not been (A) any change in the capital stock of the Company or the Bank (except for options granted (or the exercise thereof) pursuant to or shares of Common Stock issued pursuant to the employee benefit plans of, or as compensation to the directors of, the Company), or any issuance of warrants, convertible securities or other rights to purchase capital stock of the Company or any subsidiary (except as noted above), or (B) any material increase in the short-term or long-term debt (including capitalized lease obligations) of the Company or the Bank, except indebtedness and deposit liabilities incurred by the Bank in the ordinary course of their banking business. Neither the Company nor the Bank has any contingent liabilities which are not disclosed in the Offering Circular or in the Offering Statement that are material to the Company and the Bank, taken as a whole.

(k) As of the time the Offering Statement is or was qualified by order of the Commission, and until the completion of the Offering, (A) the Offering Statement and Offering Circular conformed or will conform in all material respects to the requirements of the 1933 Act and the rules and regulations promulgated thereunder, (B) the Offering Statement did not or will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and (C) the Offering Circular did not or will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are or were made, not misleading; except that the foregoing shall not apply to statements in or omissions from any such document in reliance upon, and in conformity with, written information furnished to the Company by the Placement Agent specifically for use in the preparation thereof. If the Offering Statement has been qualified by order of the Commission, no stop order suspending the effectiveness of the Offering Statement has been issued, and no proceeding for that purpose has been initiated or, to the Company's knowledge, threatened by the Commission.

(l) There are no contracts or documents of the Company or the Bank that are required to be filed as exhibits to the Offering Statement by the 1933 Act or by the rules and regulations promulgated thereunder, which contracts or documents have not been so filed as required.

(m) There is no action, suit, claim or proceeding pending or, to the knowledge of the Company, threatened against the Company or the Bank before any court or administrative agency or otherwise that, if determined adversely to the Company or the Bank, might (a) result in any change in the earnings, business, management, properties, assets, rights, operations, condition (financial or other) or prospects of the Company that is materially adverse to the Company or the Bank, taken as a whole, or (b) prevent the consummation of the Offering. To the Company's knowledge, there are no material legal or governmental actions, suits or proceedings pending or threatened against any executive officer or director of the Company or the Bank, that could have a material adverse effect on the condition (financial or otherwise), properties, business, results of operations or prospects of the Company and the Bank, taken as a whole.

(n) Neither the Company nor the Bank is, or, with the giving of notice or lapse of time or both, will be, in violation of or in default under its Articles of Incorporation or Bylaws or under any agreement, lease, contract, indenture or other instrument or obligation to which it is a party or by which it, or any of its properties, is bound and which default is of material significance in respect of the business or financial condition of the Company and the Bank, taken as a whole. The execution and delivery of this Agreement and the consummation of the transactions herein contemplated and the fulfillment of the terms hereof will not conflict with or result in a breach of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust or other agreement or instrument to which the Company is a party, or of the Articles of Incorporation or Bylaws of the Company, or any order, rule or regulation applicable to the Company of any court or of any regulatory body or administrative agency or other governmental body having jurisdiction.

(o) The Company has full legal right, power and authority to enter into this Agreement and to take the actions and perform the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by the Company and constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting creditors' rights generally or by general equitable principles. Each approval, consent, order, authorization, designation, declaration or filing by or with any regulatory, administrative or other governmental body necessary in connection with the execution and delivery by the Company of this Agreement and the consummation of the Offering (except such additional steps as may be required by the Commission, or the NASD, or such additional steps as may be necessary to qualify the Shares for public offering under state securities or Blue Sky laws), has been obtained or made and is in full force and effect.

(p) The authorized capital stock of the Company as of June 30, 2004 is as set forth under the caption "Description of Capital Stock" in the Offering Circular and there have not been any subsequent issuances of capital stock of the Company, except for subsequent issuances, if any, pursuant to any employee, officer or director benefit or compensation plans. All of the outstanding shares of capital stock of the Company have been duly authorized, validly issued and are fully paid and nonassessable. Neither the filing of the Offering Statement nor the offering or sale of the Shares, as contemplated by the Offering Circular, gives rise to any rights, other than those which have been waived or satisfied, for or relating to the registration of any shares of capital stock or other securities of the Company. All of the issued and outstanding shares of capital stock of the Bank have been duly authorized, validly issued and are fully paid and nonassessable.

(q) The Company has filed all federal, state, local and foreign income and franchise tax returns required to be filed or has requested extensions thereof, except in any case in which the failure so to file would not, individually or in the aggregate, have a material adverse effect on the business, condition (financial or otherwise), properties or results or operations of the Company and the Bank, taken as a whole, and are not in default in the payment of any taxes which were payable pursuant to said returns or any assessments with respect thereto, other than any which the Company or the Bank is contesting in good faith or as would not, individually or in the aggregate, have a material adverse effect on the business, condition (financial or otherwise), properties or results or operations of the Company and the Bank, taken as a whole.

(r) Each of the Company and the Bank holds all material licenses, certificates and permits from governmental authorities that are necessary to the conduct of its business; and, to the knowledge of the Company, neither the Company nor the Bank has infringed any patents, patent rights, trade names, trademarks or copyrights, which infringement is material to the business of the Company and the Bank, taken as a whole. The Company knows of no infringement by others of material patents, patent rights, trade names, trademarks or copyrights owned by or licensed to the Company or the Bank.

(s) The Company is not an "investment company" within the meaning of Section 3(a) of the Investment Company Act of 1940, as amended (the "1940 Act"), and the rules and regulations thereunder.

(t) Other than as contemplated by this Agreement or described in the Offering Statement, the Company has not incurred any liability for any finder's or broker's fee or agent's commission in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

(u) No report or application filed (after giving effect to any amendments thereto) by the Company or the Bank with the Federal Reserve Board (the "FRB"), the Oregon Division of Finance and Corporate Securities, the FDIC or other regulatory authority having jurisdiction over it (each such report or application, together with all exhibits thereto, a "Regulatory Report"), as of the date it was filed (after giving effect to any amendments thereto), contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading when made or failed to comply in all material aspects with the applicable requirements of the FRB, the Oregon Division of Finance and Corporate Securities, the FDIC or such other regulatory authority (the "Banking Regulators"), as the case may be. The Company and the Bank have filed each Regulatory Report that they were required to file with any Banking Regulator, which is material to or could reasonably be expected to be material to the business, operations, financial condition or the Company and the Bank taken as a whole.

(v) Each of the Company and the Bank is insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the course of banking business generally. Neither the Company nor the Bank has been refused any insurance coverage it has sought or applied for.

(w) Any certificate signed by any officer of the Company and delivered to the Placement Agent shall be deemed a representation and warranty by the Company to the Placement Agent as to the matters covered thereby.

2. Representations and Warranties of the Placement Agent.

(a) The Placement Agent represents and warrants to the Company that none of the Placement Agent, or any of its partners, directors, officers, is subject to disqualification under Rule 262 under the Securities Act of 1933.

3. Sale and Delivery of the Offered Shares.

(a) On the basis of the representations, warranties and covenants herein contained, and subject to the terms and conditions herein set forth, the Placement Agent agrees to exercise its reasonable best efforts to locate purchasers for, and to assist the Company in effecting sales of a minimum of 125,000 shares ($2.5 million), at a price per share of $20.00. The Company and the Placement Agent shall agree on a timeline for notice to the Placement Agent of whether the Placement Agent will be permitted to place any additional shares.

(b) The closing of the Offering (the "Closing") will occur from time-to-time as mutually agreed upon by the Company and the Placement Agent (the "Closing Date").

(c) The Company shall credit purchased Shares to the accounts of the purchasers thereof immediately upon notification by the Company to the Placement Agent of acceptance of such purchaser's subscription. The certificates for the Shares will be delivered in such denominations and in such registrations as the Company reasonably deems appropriate unless a specific purchaser requests reasonable accommodation, in which case the Company shall comply therewith, provided that such accommodation does not, in the judgment of the Company, impose unreasonable burden or expense on the Company.

(d) Payment for the Shares purchased pursuant to selling efforts by the Placement Agent ("Davidson Offered Shares" as defined in the Offering Statement) shall be made by or on behalf of the purchasers to the Placement Agent for the account of the Company by wire transfer or other delivery of immediately available funds, or by such other means as may be acceptable to the Placement Agent in its sole discretion and transmitted to the Company no later than the next business day after the Placement Agent received a completed subscription agreement and funds from purchasers. Payment for all other Shares ("Company Offered Shares" as defined in the Offering Statement) shall be made by or on behalf of the purchasers to the Company by wire transfer of immediately available funds, or by such other means as may be acceptable to the Company in its sole discretion. The Placement Agent and the Company shall each deposit all funds from such subscriptions in an account established by the Company for purposes of receiving the Offering proceeds.

(e) The cash proceeds from accepted subscriptions for Davidson Offered Shares will be distributed as follows: (i) seven percent (7%) of the aggregate cash proceeds from Davidson Offered Shares, shall be distributed to the Placement Agent as compensation (the "Placement Agent Commission") for the Placement Agent's services in connection with the Offering; (ii) any amounts payable in respect of the Expense Allowance and Additional Expenses (each as defined below) incurred but not previously paid to the Placement Agent will be distributed to the Placement Agent; and (iii) the balance of such proceeds will be retained by the Company.

(f) In addition to the Placement Agent Commission the Company shall reimburse to the Placement Agent for up to a maximum of $10,000 (the "Expense Allowance") for all fees and expenses incurred by or on behalf of the Placement Agent; provided that such amount shall not include amounts for Additional Expenses (as defined below). For purposes of this Agreement "Additional Expenses" will include fees and expenses incurred by or on behalf of the Placement Agent for (i) Blue Sky and state securities filing fees and expenses, including fees and expenses of the Placement Agent's counsel if retained; (ii) NASD filing fees and expenses; and (iii) other expenses jointly determined by the parties to be outside the expected scope of the Expense Allowance. The Company shall pay all transfer taxes and like charges levied in connection with the sale and issuance of the Shares.

4. Covenants of the Company. The Company covenants and agrees with the Placement Agent that:

(a) When prepared and until completion of the Offering, the Offering Circular will contain all statements that are required to be stated therein, will not contain any untrue statement of a material fact, and will not omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made. Without limiting the generality of the foregoing, with respect to the Offering Circular:

(i) The Company will not, without the prior consent of the Placement Agent deliver or distribute any offering material in connection with the Offering other than the Offering Circular;

(ii) The Company's capital stock will comply in every material respect with the description thereof contained in the Offering Circular and the Offering Circular will describe in every material respect the Company's capital stock;

(iii) The Offering Circular will describe accurately any material legal or governmental actions, proceedings, or suits pending or known to be threatened against the Company or any of the Company's executive officers or directors in their capacity as such; and

(iv) The Offering Circular will describe accurately the Company's properties, the limitations thereon, the encumbrances and leases pertaining thereto, and the adequacy thereof.

(b) The Company will advise the Placement Agent promptly of any request from any of the Company's regulators for any additional information, and of the issuance or entry by any such agency of any stop order, cease and desist order, or similar action suspending the Offering, or of the institution of any proceedings for that purpose. The Company will use its reasonable best efforts to prevent the issuance of any such order or action and, if issued, to obtain as soon as possible the lifting thereof.

(c) Subject to the Company's discretion to limit offers and sales in certain jurisdictions as described in the Offering Circular, the Company will cooperate with the Placement Agent in endeavoring to qualify the Shares for sale under the securities laws of such jurisdictions as the Placement Agent may reasonably have designated in writing and will make such applications, file such documents, and furnish such information as may be reasonably required for that purpose, provided the Company shall not be required to qualify as a foreign corporation or to file a general consent to service of process in any jurisdiction where it is not now so qualified or required to file such a consent. The Company will, from time to time, prepare and file such statements, reports, and other documents, as are or may be required to continue such qualifications in effect for so long a period as the Placement Agent may reasonably request for purposes of completing distribution of the Shares in the Offering.

(d) The Company hereby authorizes the Placement Agent, when and if it is determined by the Placement Agent to be necessary to do so, to file with the OTC Bulletin Board a listing application (the "Listing Application") respecting the Common Stock, together with such schedules, exhibits and other supporting materials as may be reasonably necessary or appropriate to support the same. The Company will provide all reasonably necessary assistance to the Placement Agent to obtain approval of the Listing Application and, if approved, the Company will enter into a Listing Agreement with the OTC Bulletin Board in customary form. Notwithstanding the foregoing, the Company shall not be required to register any class of its capital stock under Section 12 of the Exchange Act in order to satisfy such listing or qualification requirements.

(e) The Company will deliver to the Placement Agent or to prospective purchasers at the Placement Agent's direction, from time to time, as many copies of the Offering Circular as the Placement Agent may reasonably request.

(f) The Company will comply with the 1933 Act and the Exchange Act, and the rules and regulations thereunder, so as to permit the completion of the distribution of the Shares as contemplated in this Agreement and the Offering Circular. If, during the pendency of the Offering, any event shall occur as a result of which, in the judgment of the Company or in the reasonable opinion of the Placement Agent, it becomes necessary to amend or supplement the Offering Circular in order to make the statements therein, in the light of the circumstances existing at the time the Offering Circular is delivered to a purchaser, not misleading, or if it is necessary at any time to amend or supplement the Offering Circular to comply with any law, the Company promptly will prepare such an amendment or supplement and, to the extent necessary so that the Offering Circular as so amended or supplemented will not, in the light of the circumstances when it is so delivered, contain any false statement of a material fact or omit to state a material fact necessary, in light of the circumstances as a whole, to render the same accurate in all material respects.

(g) Upon request from Davidson, the Company will provide any of the information required to be maintained in Davidson's records under Rule 15c2-11 of the Exchange Act for Davidson to submit quotations of the Company's stock for publication.

(h) No offering, sale, short sale or other disposition of any shares of Common Stock of the Company or other securities convertible into or exchangeable or exercisable for shares of Common Stock or derivative of Common Stock (or agreement for such) will be made for a period of 180 days after the date of this Agreement, directly or indirectly, by the Company otherwise than hereunder or with the prior written consent of the Placement Agent, except that the Company may, without such consent, (a) grant options to purchase shares of common stock or grant shares pursuant to the Company's stock option plan or stock incentive plan and (b) issue shares upon the exercise of options granted pursuant to the Company's stock option plan or stock incentive plan..

(i) Neither the Company nor any of its affiliates, nor any person acting on behalf of any of them will, directly or indirectly, (a) take any action designed to cause or to result in, or that has constituted or which might reasonably be expected to constitute, the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares; or (b) bid for, purchase, or pay anyone any compensation for soliciting purchases of, the Shares in the Offering, or pay or agree to pay to any person any compensation for soliciting another to purchase any other securities of the Company, otherwise than as provided in this Agreement.

(j) The Company will cooperate in all respects with the due diligence inquiries of the Placement Agent and its counsel and will make available all information reasonably requested in connection therewith. Without limiting the generality of the foregoing, the Company will timely provide copies of all documents, electronic media and other materials in such form as the Placement Agent or its counsel may reasonably request from time to time, and will deliver the same at the reasonable direction of the Placement Agent or its counsel.

(k) The Company will make available its management personnel to the Placement Agent, or to prospective purchasers of the Shares upon request of the Placement Agent, at reasonable times and on reasonable prior notice for the purposes of answering such questions and providing such information as may be necessary or appropriate in the Placement Agent's reasonable discretion; provided that, this Section 3(k) shall not be construed to require the Company to take any action or make any disclosure that would, in the reasonable opinion of counsel to the

Company, result in a disqualification of the Offering from exemption under the 1933 Act.

(l) The Company will apply the net proceeds from the Offering substantially as set forth under "Use of Proceeds" in the Offering Circular.

(m) If at any time during the Offering any rumor, publication or event relating to or affecting the Company shall occur as a result of which, in the Placement Agent's sole judgment, the market price of the Shares has been or is likely to be materially affected (regardless of whether such rumor, publication or event necessitates a supplement to or amendment of the Offering Circular), the Company will, after notice from the Placement Agent advising the Company to the effect set forth above, consult with the Placement Agent concerning the substance of, and consider disseminating a press release or other public statement reasonably satisfactory to the Placement Agent responding to or commenting on, such rumor, publication or event.

5. Covenants of the Placement Agent.

(a) The Placement Agent will deliver a copy of the Offering Circular and related subscription agreement to each prospective purchaser of Davidson Offered Shares in accordance with Regulation A under the 1933 Act, and shall otherwise conduct its participation in the Offering in accordance with Regulation A.

(b) The Placement Agent shall promptly notify the Company of any circumstance that is reasonably likely to result in the disqualification under Rule 262 of the Placement Agent or any of its directors or officers.

6. Conditions to Obligations of the Placement Agent. The obligations of the Placement Agent to exercise its best efforts to place for sale the Davidson Offered Shares are subject to the continuing accuracy during the Offering and until the Closing of the Company's representations and warranties herein, to the Company's performance of its covenants and obligations hereunder, and to the following additional conditions:

(a) No stop order relating to the Offering, or the Offering Circular, shall have been issued and no proceedings for that purpose shall have been taken or, to the knowledge of the Company, shall be contemplated by any of the Company's regulators, or any state securities commissioner, and no injunction, restraining order, or order of any nature by a federal or state court shall have been issued that would prevent the issuance of the Shares.

(b) The Placement Agent shall have received the opinion of Foster Pepper Tooze LLP, counsel for the Company, dated as of the Closing of the Offering and addressed to the Placement Agent (and stating that it may be relied upon by counsel to the Placement Agent), with respect to the matters set forth in Exhibit A hereto. The opinion will be based solely on the law of the State of Oregon. In addition to the matters set forth above, such opinion shall also include a statement to the effect that nothing has come to the attention of such counsel that leads it to believe that as of the date first delivered to prospective purchasers and continuing until the Closing Date the Offering Circular contains an untrue statement of a material fact or omits a material fact required to be stated therein or necessary to make the statements therein not misleading, (except that such counsel need express no view as to financial statements, schedules and statistical information therein). With respect to such statement, counsel for the Company may state that their belief is based upon the exercise of due diligence.

(c) The Placement Agent shall have received from counsel for the Company prior to the initiation of the Offering a memorandum or summary, in form and substance satisfactory to the Placement Agent, with respect to the qualification for offering and sale by the Placement Agent of the Shares under the state securities or Blue Sky laws of such jurisdictions as the Placement Agent may reasonably have designated to the Company.

(d) The NASD shall have reviewed and approved as to form and substance the fairness of this Agreement and the Placement Agent's Compensation.

(e) The Placement Agent shall have received as of the commencement of the Offering and as of the completion of the Offering, a certificate or certificates of the Chief Executive Officer and the Chief Financial Officer of the Company to the effect that as of such date each of them severally represents as follows:

(i) No stop order or cease and desist order relating to the Offering has been issued, and no proceedings for such purpose have been taken or are, to his or her knowledge, contemplated by the Commission or any state securities commissioner;

(ii) The Company's representations and warranties contained in Section 1 are true and correct in all material respects;

(iii) He or she has carefully examined the Offering Circular and, in his or her opinion, as of the commencement of the Offering and as of the completion of the Offering, the statements contained in the Offering Circular were true and correct, and the Offering Circular does not omit to state a material fact required or necessary in order to make the statements therein not misleading, and, in his or her opinion, since the commencement of the Offering, no event has occurred that should have been set forth in a supplement to or an amendment of the Offering Circular that has not been set forth in such a supplement or amendment; and

(iv) Since the date of the Offering Circular, there has not been any material adverse change or any development involving a prospective material adverse change in or affecting the Company's condition, financial or otherwise, or its earnings, business affairs, management, or business prospects, whether or not occurring in the ordinary course of business, and there has not been any material transaction entered into by the Company, other than the transactions in the ordinary course of business and changes and transactions contemplated by the Offering Circular.

(f) The Company shall have furnished to the Placement Agent such further certificates and documents confirming the representations and warranties, covenants and conditions contained herein and related matters as the Placement Agent may reasonably have requested.

The opinions and certificates mentioned in this Agreement shall be deemed to be in compliance with the provisions hereof if they comply in all material respects with the requirements for such opinions and certificates as set forth in this Agreement.

If any of the conditions hereinabove provided for in this Section 6 shall not have been fulfilled when and as required by this Agreement to be fulfilled, the obligations of the Placement Agent hereunder may be terminated by the Placement Agent by notifying the Company of such termination in writing at or prior to the Closing Date.

In such event, the Company and the Placement Agent shall not be under any obligation to each other (except to the extent provided in Section 6 hereof).

7. Conditions to the Obligations of the Company. The obligations of the Company to sell and deliver the Davidson Offered Shares in the Offering are subject to the condition that at the time of each respective sale of the Shares, no stop order, cease and desist order, or injunction relating to the Offering shall have been issued and in effect or proceedings therefor initiated or threatened. Notwithstanding the foregoing, nothing in this Agreement shall inhibit or preclude the Company's right to accept or reject any subscription for any reason whatsoever prior to acceptance of the subscription by the Company in accordance with the terms of the Offering set forth in the Offering Circular. Nothing in this Section 7 limits the Company's ability to terminate the Offering in its sole discretion as described in the Offering Circular.

8. Indemnification.

(a) The Company agrees to indemnify and hold harmless the Placement Agent and each person, if any, who controls the Placement Agent within the meaning of the 1933 Act, against any losses, claims, damages or liabilities to which the Placement Agent or any such controlling person may become subject under the 1933 Act, the Exchange Act, or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of any material fact contained in the Offering Statement, Offering Circular, or any amendment or supplement thereto, or (ii) the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; and will reimburse the Placement Agent and each such controlling person for any legal or other expenses reasonably incurred by the Placement Agent or such controlling person in connection with investigating or defending any such loss, claim, damage or liability, action or proceeding or in responding to a subpoena or governmental inquiry related to the offering of the Shares, whether or not the Placement Agent or controlling person is a party to any action or proceeding; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement, or omission or alleged omission made in the Offering Statement, Offering Circular, or any amendment or supplement to either of them, in reliance upon and in conformity with written information furnished to the Company by or through the Placement Agent specifically for use in the preparation thereof This indemnity agreement will be in addition to and not in limitation of any liability that the Company may otherwise have.

(b) The Placement Agent agrees to indemnify and hold harmless the Company, each of its directors, and each person, if any, who controls the Company within the meaning of the 1933 Act, against any losses, claims, damages or liabilities to which the Company or any such director, officer, or controlling person may become subject under the 1933 Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of any material fact contained in the Offering Statement, Offering Circular or any amendment or supplement thereto, (ii) the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made; and will reimburse the Company or any such person for any legal or other expenses reasonably incurred by the Company or any such director, officer, or controlling person in connection with investigating or defending any such loss, claim, damage, liability, action or proceeding or in responding to a subpoena or government inquiry relating to the offering of the Shares, whether or not the Company or any such director, officer, or controlling person is a party to any action or proceeding; provided, however, that the Placement Agent will be liable in each case only to the extent that such untrue statement or alleged untrue statement or omission or alleged omission has been made in the Offering Statement, Offering Circular or such amendment or supplement thereto, in reliance upon and in conformity with information furnished to the Company by or through the Placement Agent specifically for use in the preparation thereof. This indemnity agreement will be in addition to and not in limitation of any liability that such Placement Agent may have otherwise.

(c) In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to this Section 8, such person (the "indemnified party") shall promptly notify the person against whom such indemnity may be sought (the "indemnifying party") in writing. No indemnification provided for in Sections 8(a) and (b) shall be available to any party who shall fail to give notice as provided in this Section 8(c) if the party to whom notice was not given was unaware of the proceeding to which such notice would have related and was materially prejudiced by the failure to give such notice, but the failure to give such notice shall not relieve the indemnifying party or parties from any liability that it or they may have to the indemnified party for contribution or otherwise than on account of the provisions of Sections 8(a) and (b). In case any such proceeding shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate therein and, to the extent that it shall wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party and shall pay as incurred the fees and disbursements of such counsel related to such proceeding. In any such proceeding, any indemnified party shall have the right to retain its own counsel at its own expense. Notwithstanding the foregoing, the indemnifying party shall pay as incurred (or within 30 days of presentation) the fees and expenses of the counsel retained by the indemnified party in the event (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the indemnifying party shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees and expenses of more than one separate firm for all such indemnified parties, unless representation of multiple parties by the same counsel would be inappropriate due to actual or potential differing interests between them. Such firm shall be designated in writing by the Placement Agent in the case of parties indemnified pursuant to Section 8(a) and by the Company in the case of parties indemnified pursuant to Section 8(b). The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment.

(d) If the indemnification provided for in this Section 8 is unavailable to or insufficient to hold harmless an indemnified party under Sections 8(a) and (b) above in respect of any losses, claims, damages or liabilities (or actions or proceedings in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Placement Agent on the other from the offering of the Shares. If, however, the allocation provided by the immediately preceding sentence is not permitted by applicable law then each indemnifying party shall contribute to such amount paid or payable by such indemnified party in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company on the one hand and the Placement Agent on the other in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, (or actions or proceedings in respect thereof), as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Placement Agent on the other shall be deemed to be in the same proportion as the total proceeds from the sale of Davidson Offered Shares (before deducting expenses) received by the Company bear to the total compensation received by the Placement Agent (not including reimbursements for expenses, whether or not accountable). The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company on the one hand or the Placement Agent on the other and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The Company and the Placement Agent agree that it would not be just and equitable if contributions pursuant to this Section 8(d) were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to above in this Section 8(d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions or proceedings in respect thereof) referred to above in this Section 8(d) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 8(d)), (i) the Placement Agent shall not be required to contribute any amount in excess of the commissions applicable to the Davidson Offered Shares and (ii) no person guilty of fraudulent misrepresentation shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

(e) In any proceeding relating to the Offering Circular or any supplement or amendment thereto, each party against whom contribution may be sought under this Section 8 hereby consents to the jurisdiction of any court having jurisdiction over any other contributing party, agrees that process issuing from such court may be served upon him or it by any other contributing party and consents to the service of such process and agrees that any other contributing party may join him or it as an additional defendant in any such proceeding in which such other contributing party is a party.

(f) Any losses, claims, damages, liabilities or expenses for which an indemnified party is entitled to indemnification or contribution under this Section 8 shall be paid by the indemnifying party to the indemnified party as such losses, claims, damages, liabilities or expenses are incurred, except as provided in Section 8(c). A successor to the Placement Agent, or to the Company, its directors or officers, or any person controlling the Company, shall be entitled to the benefits of the indemnity, contribution and reimbursement agreements contained in this Section 8.

9. Notices. All communications hereunder shall be in writing and, except as otherwise provided herein, will be mailed, hand or courier delivered, telecopied or delivered by electronic mail (and in the case of telecopy or electronic mail, accompanied by electronic answerback or automatic delivery confirmation) as follows:

If to the Placement Agent:

D.A. Davidson & Co.
Two Centerpointe Drive
Suite 400
Lake Oswego, Oregon 97035
Attention: Daren J. Shaw
Facsimile: 503-603-3065
Electronic Mail: dshaw@dadco.com

With a copy to:

D.A. Davidson & Co.
8 Third Street North
Great Falls, MT 59401
Attention: Larry Martinez
Facsimile: 406-791-7380
Electronic Mail: lmartinez@dadco.com

If to the Company:

Columbia Commercial Bancorp
314 East Main Street, Suite A
Hillsboro, Oregon 97123
Attention: Rick Roby
Facsimile: 503-846-9528
Electronic Mail:
rick@columbiacommunitybank.com

With a copy to:

Foster Pepper Tooze LLP
601 SW 2nd Avenue, Suite 1800
Portland, Oregon 97204-3171
Attention: Gordon E. Crim
Facsimile: 800-600-1964
Electronic Mail: crimg@fosterpdx.com

Any such notice shall be effective, in the case of deliver, at the time of delivery, and in the case of mail or telecopier, at the time of dispatch with electronic confirmation of answerback.

10. Termination.

(a) This Agreement may be terminated by the Placement Agent by notice to the Company at any time prior to the completion of the Offering if any of the following has occurred:

(i) the Company shall have failed to perform all obligations and satisfy all conditions on its part to be satisfied or performed hereunder at or prior to the Closing Date;

(ii) the Company shall have, in the sole judgment of the Placement Agent, sustained any material loss or interference with its business or properties from fire, flood, hurricane, accident or other calamity, whether or not covered by insurance, or from any labor dispute or any legal or governmental proceeding, or there shall have been any materially adverse change (including, without limitation, a change in senior management or control), or constitute a development involving a prospective materially adverse change, in the Company's condition (financial or otherwise) or its earnings, business, management, properties, assets, rights, operations or prospects, except in each case as described in or contemplated by the Offering Circular (as may have been amended or supplemented as of such occurrence), and such event singly or together with any other event makes it, in the sole judgment of the Placement Agent, impracticable to market the Shares on the terms and in the manner contemplated in the Offering Circular;

(iii) any outbreak or escalation of hostilities or declaration of war or national emergency or other national or international calamity or crisis or material adverse change in economic or political conditions if the effect of such outbreak, escalation, declaration, emergency, calamity, crisis or material adverse change on the financial markets of the United States would, in the reasonable judgment of the Placement Agent, materially impair the ability to market the Shares or to enforce contracts for the sale of the Shares;

(iv) the enactment, publication, decree or other promulgation of any statute, regulation, rule or order of any court or other governmental authority that, in the opinion of the Placement Agent, materially and adversely affects or may materially and adversely affect the Company's business or operations;

(v) declaration of a banking moratorium by federal or Oregon authorities; or

(vi) the taking of any action by any governmental body or agency in respect of its monetary or fiscal affairs that, in the opinion of the Placement Agent, has a material adverse effect on the securities markets in the United States.

(b) This Agreement may be terminated by the Company by notice to the Placement Agent at any time prior to the Closing Date in the event the Company determines it is in the best interest of the Company.

(c) This Agreement shall terminate automatically without further action by either party if the Company determines in its sole discretion to terminate the Offering as described in the Offering Circular, or if for any other reason the Closing does not occur.

Termination of this Agreement pursuant to this Section 10 shall be without liability of any party to any other party except for the liability of the Company in relation to commissions for Davidson Offered Shares sold prior to such termination, the Expense Allowance and any unpaid Additional Expenses as provided in Section 3 hereof, or the indemnity provided in Section 8 hereof.

11. Future Engagements. The Company agrees to use the Placement Agent as its placement agent in any trust preferred securities offering by the Company within twelve months from the date of this agreement.

12. Successors. This Agreement shall inure to the benefit of and shall be binding upon the Placement Agent, the Company and their respective successors and legal representatives, and nothing expressed or mentioned in this Agreement is intended or shall be construed to give any other person any legal or equitable right, remedy or claim under or in respect of this Agreement, or any provisions herein contained, this Agreement and all conditions and provisions hereof being intended to be and being for the sole and exclusive benefit of such persons and for the benefit of no other person, except that (i) the indemnities of the Company contained in Section 6 hereof shall also be for the benefit of any person or persons who control the Placement Agent within the meaning of Section 15 of the 1933 Act or Section 20 of the Exchange Act; and (ii) the indemnities of the Placement Agent contained in Section 6 hereof shall also be for the benefit of

the directors of the Company, the officers of the Company and any person or persons who control the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the Exchange Act. No purchaser of Shares from the Placement Agent shall be deemed a successor because of such purchase.

13. Miscellaneous. Time shall be of the essence of this Agreement.

It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the law and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, in the event that any provision of this Agreement would be held in any jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

The reimbursement, indemnification and contribution agreements contained in this Agreement and the representations, warranties and covenants in this Agreement shall remain in full force and effect regardless of (a) any termination of this Agreement, (b) any investigation made by or on behalf of any Placement Agent or controlling person thereof, or by or on behalf of the Company or its directors or officers and (c) the conclusion of the Offering under this Agreement.

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

This Agreement shall be governed by, and construed in accordance with, the laws of the State of Oregon.

If the foregoing letter is in accordance with your understanding of our agreement, please sign and return to us the enclosed duplicates hereof, whereupon it will become a binding agreement among the Company and the Placement Agent in accordance with its terms.

Very truly yours,

D.A. DAVIDSON & CO.

Daren J. Shaw
Managing Director

The foregoing Placement Agent Agreement
is hereby confirmed and accepted as
of the date first above written.

COLUMBIA COMMERCIAL BANCORP

By:______________________________
Rick Roby
Chief Executive Officer

EXHIBIT A

Form of Legal Opinion of Foster, Pepper Tooze LLP

D.A. Davidson & Co., as Placement Agent
Two Centerpointe Drive
Suite 400
Lake Oswego, Oregon 97035

Re: Offering of up to 250,000 shares of Common Stock of Columbia Commercial Bancorp

Ladies and Gentlemen:

INTRODUCTION

This firm has acted as special counsel to Columbia Commercial Bancorp, an Oregon bank holding company (the "Company") in connection with the proposed offering (the "Offering") of up to 250,000 shares of common stock of the Company (the "Shares) pursuant to an Offering Circular, dated ________, 2004, in which Offering you have undertaken to assist the Company in offering and selling the Shares in accordance with a Placement Agent Agreement (the "Placement Agreement") dated ____________, 2004, between the Company and D.A. Davidson & Co. (the "Placement Agent").

Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Placement Agreement or in the Offering Circular. This opinion is given pursuant to Section ______ of the Placement Agreement.

SCOPE OF INVESTIGATION; DOCUMENTS REVIEWED

In the course of our representation, we have examined the Offering Circular and the Placement Agreement, and the exhibits and annexes appended thereto. We have received from officers of the Company, and have reviewed, copies of the Articles of Incorporation and bylaws of the Bank and minutes of certain meetings of the Company's Board of Directors. We have reviewed certificates and other information from public officials in those jurisdictions that we have deemed appropriate and have made such review of law as we consider necessary for the purposes of this opinion. As to certain matters of fact material to the following opinions, we have relied upon representations of representatives of the Company, including representations and warranties made by the Company in the Placement Agreement, without independently verifying the accuracy of those representations.

We have relied as to matters of fact upon the above documents and investigation. Where we render an opinion "to our knowledge" or "known to us," our opinion is based solely upon (a) the conscious awareness of facts or other information by the attorneys within the firm who have had active involvement in negotiation and preparation of the Placement Agreement and the

Offering Circular. Unless we have specifically advised otherwise in this letter, we have not undertaken or made any inquiry, search, investigation or legal or factual analysis or research to verify the accuracy of any opinion which is rendered with the phrases "to our knowledge" or "known to us." No limited inquiry which we may have undertaken shall be considered an independent investigation and the fact of our engagement to render this opinion letter shall not be construed to imply knowledge of any matter on our part.

ASSUMPTIONS

This opinion assumes:

1. The authenticity and completeness of all documents submitted to us as originals, and the conformity to authentic and complete original documents of all documents submitted to us as certified, conformed or photostatic copies;

2. The genuineness of all signatures on all documents submitted to us, and the legal competence of all natural persons who are signatories thereto;

3. That the Placement Agent has negotiated the Placement Agreement, and will exercise its rights and remedies thereunder and under applicable law, in good faith, with fair dealing, diligently, and in a commercially reasonable manner;

4. That the Placement Agent is duly formed and validly existing under the laws of its jurisdiction of organization, has met all legal requirements applicable to it, and has all requisite power and authority to enter into, and have taken all necessary action to execute and deliver, the Placement Agreement and to effect the transactions contemplated thereby;

5. That the Placement Agreement has been duly authorized, executed and delivered by the Placement Agent and constitutes the legal, valid and binding obligations of the Placement Agent, enforceable against it in accordance with the terms thereof;

6. That the representations of the parties to the Placement Agreement are accurate and complete; and

7. That there has been no mutual mistake of fact or understanding, fraud, duress or undue influence.

OPINIONS

Based on the foregoing, and subject to the assumptions, qualifications and limitations set forth herein and incorporated herein by reference, we are of the opinion that:

(1) Each of the Company and the Bank has been duly organized and is validly existing as a bank holding company under the laws of the State of Oregon and bank under the laws of the State of Oregon, respectively, with corporate power and authority to own or lease its properties and to conduct its business as

described in the Offering Circular; each of the Company and the Bank is duly qualified to transact business in all jurisdictions in which the failure to qualify would have a materially adverse effect upon the business of the Company and the Bank, taken as whole; and, to our knowledge, the Company does not own or control, directly or indirectly, any corporation, association or other entity other than its two subsidiaries, Columbia Community Bank and Columbia Capital Trust I. The Company is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended.

(2) All of the issued and outstanding capital stock of the bank and the common securities of Columbia Capital Trust I are owned by the Company.

(3) The Company has authorized capital stock as set forth in the Offering Circular; there are currently _____ shares of capital stock issued and outstanding. The Shares conform to the description thereof contained in the Offering Circular; the form of certificates for the Shares complies as to form with the requirements of Oregon law; the Shares have been duly authorized, fully paid and non-assessable, and no preemptive rights of stockholders exist with respect to any of the Shares or the issue or sale thereof.

(4) Except as described in or contemplated by the Offering Circular, to our knowledge, are no outstanding or authorized options, warrants or rights of any character obligating the Company to issue any shares of its capital stock or any securities convertible or exchangeable into or evidencing the right to purchase or subscribe for any shares of such stock; and except as described in the Offering Circular, to our knowledge, no holder of any securities of the Company or any other person has a right, contractual or other, that has not been satisfied or effectively waived, to cause the Company to sell or otherwise issue to them, or to permit them to underwrite the sale of, any of the Shares or the right to have any Common Stock or other securities of the Company included in the Offering Circular or the right to require registration under the Securities Act of any shares of Common Stock or other securities of the Company.

(5) The statements under the captions "Description of Capital Stock," "Supervision and Regulation" and "Legal Proceedings" in the Offering Circular, insofar as such statements constitute a summary of documents referred to therein or matters of law, fairly summarize in all material respects the information called for with respect to such documents and matters.

(6) The execution and delivery of this Agreement and the consummation of the transactions herein contemplated do not and will not conflict with or result in a breach of any of the terms or provisions of, or constitute a default under, the Articles of Incorporation or Bylaws of the Company or any agreement or instrument known to us to which the Company is a party or by which the Company may be bound.

(7) The Company has full corporate power and authority to enter into this Agreement, to sell and deliver the Shares; this Agreement has been duly and

validly authorized by all necessary corporate action by the Company, has been duly and validly executed and delivered by and on behalf of the Company, and is a valid and binding agreement of the Company enforceable in accordance with its terms, except as enforceability may be limited by general equitable principles, and by bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other laws affecting creditors' rights generally, and except as to those provisions relating to indemnity or contribution for liabilities arising under federal and state securities laws (as to which we state no opinion); and no approval, authorization, order, consent, registration, filing, qualification, license or permit of or with any court, regulatory, administrative or other governmental body is required for the execution and delivery of this Agreement by the Company or the consummation of the transactions contemplated by this Agreement, except (i) such as have been obtained and are in full force and effect under the Securities Act, (ii) such as may be required under applicable Blue Sky laws in connection with the purchase and distribution of the Shares by the Placement Agent; and (iii) the clearance by the National Association of Securities Dealers, Inc. of the underwriting arrangements contemplated hereby.

(8) The Company is not, and will not become, as a result of the consummation of the Offering and application of the net proceeds therefrom as described in the Offering Circular, required to register as an investment company under the 1940 Act.

(9) Upon delivery of the Shares and payment therefor as contemplated by the Offering Circular, the purchasers thereof will acquire good and marketable title to the same on the Closing Date, free and clear of all liens, encumbrances, and claims.

(10) To our knowledge, there are no legal or governmental actions, suits or proceedings pending or threatened to which the Company or any of its officers or directors is or is threatened to be made a party or of which property owned or leased by the Company is or is threatened to be made the subject, the outcome of which could be expected to have a material adverse effect on the condition (financial or otherwise), properties, business, results of operations or prospects of the Company.

(11) The conditions for use of Form 1-A, as set forth in the General Instructions thereto, have been satisfied and the Offering Circular and any amendment thereof or supplement thereto complies in all material respects with the requirements of the 1933 Act and the rules and regulations thereunder.

OTHER MATTERS

In the course of the preparation of the Offering Circular, we have not independently verified the accuracy, completeness or fairness of the statements contained in the Offering Circular and we make no representation to you as to the accuracy, completeness or fairness of the statements contained in the Offering Circular. However, nothing has come to our attention that causes us to believe that the Offering Circular, as of its date, contained or contains any untrue statement of material fact, or omitted or omits to state a material fact required to be stated therein or necessary to make the statements made, in light of the circumstances under which they are made, not misleading (it being understood that we are not expressing any statement with respect to any financial information contained therein).

OTHER QUALIFICATIONS

In addition to the qualifications, assumptions, and other limitations set forth in this opinion of counsel, and without limiting the effect of such qualifications, assumptions and other limitations, our opinion is further qualified as follows:

1. We express no opinion as to:

(a) provisions relating to the waiver of rights, remedies, and defenses;

(b) provisions for payment or reimbursement of costs and expenses or indemnification for claims, losses, or liabilities (including, without limitation, attorney fees) in excess of statutory limits or an amount determined to be reasonable by any court or other tribunal, and any provision for attorney fees other than to the prevailing party;

(c) provisions pertaining to jurisdiction and venue;

(d) limitations on the liability of parties to the Placement Agreement or provisions for the indemnification of such parties for their own negligence or misconduct;

2. Except as provided herein, we express no opinion as to any matter whatsoever relating to:

(a) the accuracy or completeness of any financial, accounting, or statistical information furnished by the Company;

(b) the accuracy or completeness of any representations made by the Company; or

(c) the financial status of the Company.

3. We express no opinion as to any matter whatsoever relating to: (a) compliance with zoning, land use, building, health and safety, or environmental rules, regulations, laws, ordinances, or directives; (b) federal and state occupational safety and health laws and regulations; (c) federal and state antitrust and unfair competition laws and regulations; (d) federal and state securities laws and regulations except as expressly stated herein; (e) federal and state tax laws and regulations, except as expressly stated herein; (f) federal patent, copyright, and trademark laws, state trademark laws, similar laws, and regulations thereunder; or (g) federal and state pension, employee benefit and labor laws and regulations.

DISCLAIMER

The opinions herein expressed are specifically subject to and qualified by the following:

1. Regardless of the states in which members of this firm are licensed to practice, our opinions are limited to the laws of the State of Oregon and to applicable federal laws.

2. This opinion letter is provided to you as a legal opinion only and not as a guaranty or warranty of the matters discussed herein. Our opinions are limited to the matters expressly stated herein, and no other opinions may be implied or inferred.

MISCELLANEOUS

This opinion letter is rendered as of the date set forth above, and we disclaim any obligation to advise you of any changes in the circumstances, laws, or events that may occur after this date or to otherwise update this opinion letter.

This opinion letter is rendered solely for your benefit in connection with the Offering. No other person or entity shall be entitled to rely on any matter set forth herein without our express written consent.

Very truly yours,

FOSTER PEPPER TOOZE LLP

065411-97

Exhibit 2.1

FILED
FEB 15 2002
OREGON
SECRETARY OF STATE

ARTICLES OF INCORPORATION

OF

COLUMBIA COMMERCIAL BANCORP

Acting as the incorporator under the Oregon Business Corporation Act, the undersigned hereby adopts the following Articles of Incorporation.

ARTICLE I

NAME

The name of the corporation is Columbia Commercial Bancorp (the "Corporation").

ARTICLE II

PURPOSES AND POWERS

The Corporation is organized to engage in any lawful activity for which a corporation may be organized under the Oregon Business Corporation Act, including, but not limited to, owning and holding the capital stocks of state or federally chartered banks. The Corporation will have the same powers as an individual to do all things necessary or convenient to carry out its business and affairs, including but not limited to, the powers specified in the Oregon Business Corporation Act or which may be hereafter granted by such law.

ARTICLE III

AUTHORIZED CAPITAL STOCK

A. Authorized Classes of Shares. The Corporation may issue 11,000,000, shares of stock divided into two classes as follows:

1,000,000 shares of preferred stock ("Preferred Stock"). The Preferred Stock may be further divided into one or more series of Preferred Stock. Each series of Preferred Stock will have the preferences, limitations and relative rights as may be set forth for such series either in these Articles or in an amendment to these Articles ("Preferred Stock Designation"). A Preferred Stock Designation may be adopted either by action of the Board of Directors of the Corporation pursuant to Section G of this Article III or by action of the shareholders of the Corporation; and

10,000,000 shares of common stock ("Common Stock").

Except as may otherwise be provided in a Preferred Stock Designation, all shares of a class will have preferences, limitations and relative rights identical to those of all other shares of the same class. All shares of a series of Preferred Stock will have preferences, limitations and relative rights identical to those of all other shares of that series of Preferred Stock.

B. Voting Rights. The Corporation's Capital Stock will have voting rights as follows:

1. Common Stock Voting Rights. Subject to the voting rights, if any, of any shares of Preferred Stock that may be outstanding, the outstanding shares of Common Stock will (a) each have one vote, (b) vote together as a single voting group and (c) together have unlimited voting rights.

2. Preferred Stock Voting Rights. Except as otherwise provided by the Oregon Business Corporation Act or in a Preferred Stock Designation, each share of Preferred Stock will on each matter which that series of Preferred Stock is entitled to vote (a) either have (i) one vote if that series of Preferred Stock is not by its terms convertible into Common Stock or, if that series of Preferred Stock is convertible into Common Stock, or (ii) one vote for each share of Common Stock which that series of Preferred Stock may be converted into as of the record date for the meeting at which the vote is to be taken and (b) vote together with shares of the Common Stock as a single voting group.

3. Nonvoting Preferred Stock. Shares of any series of Preferred Stock which are designated as being "nonvoting" will nonetheless have such voting rights as are required by the Oregon Business Corporation Act.

4. Noncumulative Voting for Directors. The holders of shares of Common Stock and the holders of shares of any series of Preferred Stock which is entitled to vote with respect to the election of directors will not have the right to cumulate votes in the election of directors.

C. Dividends. Subject to any priority or participating rights of any Preferred Stock that may be outstanding, the holders of Common Stock will be entitled to receive, out of any legally available assets of the Corporation, any dividends, if any, declared by the Board of Directors of the Corporation. Except as may otherwise be provided in a Preferred Stock Designation, the Board of Directors of the Corporation will have the sole authority and discretion to determine the time, amount and terms of payment for any dividend which may be declared. Nothing in these Articles will be construed as obligating the Board of Directors of the Corporation to declare a dividend at any time, even though the Corporation may have assets legally available to pay a dividend.

D. Redemption. Subject to any provision to the contrary contained in any Preferred Stock Designation, the Corporation may repurchase all or any of its outstanding shares of Common Stock or Preferred Stock even though the distribution made to effect that repurchase would cause the difference between the Corporation's total assets and its total liabilities to be less than the amount that would be needed to satisfy the preferential liquidation rights of all outstanding shares of classes or series of a class with liquidation rights that are prior to those of the shares being repurchased if the Corporation were to be liquidated at the time of such repurchase.

E. Liquidation. In liquidating, dissolving or winding up the Corporation, the Board of Directors must first discharge or make adequate provision for discharging all liabilities of the Corporation. The remaining net assets of the Corporation shall be distributed to the holders of the Common Stock according to their respective share holdings, subject to the priority and participating rights of any Preferred Stock that may be outstanding.

F. Preemptive Rights. No holder of any shares of Common Stock or Preferred Stock will be entitled to any preemptive right to purchase or subscribe for any unissued or treasury shares of the Corporation.

G. Preferences, Limitations and Relative Rights of Preferred Stock. The Board of Directors of the Corporation is expressly authorized to, from time to time by resolution duly adopted, designate the preferences, limitations and relative rights of one or more series of Preferred Stock. A Preferred Stock Designation by the Board of Directors may set forth, with respect to the shares of the series of Preferred Stock so designated, the following preferences, limitations and relative rights:

1. Voting. The voting rights of the shares of that series of Preferred Stock, including whether the shares have special, conditional or limited voting rights. Alternatively, the Preferred Stock Designation may include a statement to the effect that the shares of that series of Preferred Stock are "nonvoting" except to the extent voting rights are required by the Oregon Business Corporation Act.

2. Dividends. The dividend rate and preference, if any, of the shares of that series of Preferred Stock. The Preferred Stock Designation will also state (a) whether the dividend rights of shares of that series of Preferred Stock are cumulative, noncumulative or partially cumulative and (b) whether or not the shares of that series of Preferred Stock will participate in any dividends that may be declared with respect to the Common Stock.

3. Liquidations. The amount of the liquidation preference, if any, of the shares of that series of Preferred Stock. The Preferred Stock Designation will also state whether or not and, if so, when the shares of that series of Preferred Stock will participate with the Common Stock in any liquidating distributions.

4. Redemption. Whether the shares of that series of Preferred Stock are redeemable at the option of the Corporation, at the option of the holder of the shares or another person or upon the occurrence of a designated event and whether the redemption price for the shares of that series of Preferred Stock will be a designated amount or determined by a designated formula or by reference to an extrinsic event or extrinsic data, whether the redemption price for the shares of such series of Preferred Stock will be paid in cash, indebtedness or other property. The Preferred Stock Designation will also state (a) the terms and conditions, if any, of any redemption, (b) the procedures for effecting any redemption and (c) whether or not and, if so, where and in what manner a sinking fund must be created by the Corporation for the purpose of funding any redemption.

5. Conversion. Whether the shares of that series of Preferred Stock are convertible at the option of the Corporation, at the option of the holder of the shares or another person or upon the occurrence of a designated event into other securities of the Corporation in a designated amount or in an amount determined by a designated formula or by reference to an extrinsic event or extrinsic data. The Preferred Stock Designation will also state the terms and conditions of the conversion, if any, and the procedures for effecting such a conversion.

6. Other Terms. Such other preferences, limitations and relative rights as the Board of Directors of the Corporation may determine.

Every Preferred Stock Designation must identify that series of Preferred Stock in a manner that will distinguish that series from all other series of Preferred Stock and from the undesignated Preferred Stock. The Preferred Stock Designation must also set forth the number of shares to be included in that series. All shares of that series that are thereafter redeemed, converted, or, if so provided in the Preferred Stock Designation, remain unissued on a designated date or on the occurrence of an event will cease to be of that series and will automatically become undesignated Preferred Stock.

Any Preferred Stock Designation adopted by the Board of Directors of the Corporation pursuant to this Section G of Article III will constitute articles of amendment to these Articles of Incorporation and will become effective, without shareholder action, upon filing as prescribed by the Oregon Business Corporation Act. No shares of Preferred Stock or of a series of Preferred Stock may be issued by the Corporation prior to the filing of articles of amendment determining the preferences, limitations and relative rights of such shares.

ARTICLE IV

REGISTERED AGENT AND OFFICE AND ADDRESS FOR NOTICES

The initial registered agent of the Corporation is FP&S Registry Services, Inc., and the street address of the initial registered office and mailing address of the initial registered agent are 101 SW Main Street, 15th Floor, Portland, Oregon 97204. The address where the Secretary of State may mail notices is FP&S Registry Services, Inc., 101 SW Main Street, 15th Floor, Portland, Oregon 97204.

ARTICLE V

BOARD OF DIRECTORS

A. Number of Directors. The number of directors of the Corporation will be as provided in the Corporation' s bylaws. As used in these Articles of Incorporation, the term "whole board of directors" means the total number of directors that the Corporation would have if there were no vacancies on the board of directors. The names of directors constituting the initial Board of Directors of the Corporation will be as appointed by the incorporator of the Corporation at the organizational meeting of the Corporation.

ARTICLE VI

LIMITATIONS ON LIABILITY OF DIRECTORS

No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for conduct as a director, except that this provision shall not eliminate or limit the liability of a director for any act or omission occurring prior to the date of adoption of this Article and that this provision shall not eliminate or limit the liability of a director for (a) any breach of the director's duty of loyalty to the corporation or its stockholders; (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (c) any distribution to shareholders which is unlawful under the Oregon Business Corporation Act or successor statute; or (d) any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article shall apply to or have any effect on the liability or alleged liability of any director of the corporation for or with respect to any acts or omissions prior to such amendment or repeal.

This Article is intended to limit the liability of any director of the Corporation to the greatest extent authorized under the Oregon Business Corporation Act. Any further limitation on the liability of directors authorized under any amendment to the Oregon Business Corporation Act is incorporated into this Article on the effective date of that amendment.

ARTICLE VII

INDEMNIFICATION

A. Non-Derivative Actions. Subject to the provisions of Sections C, E and F below, the Corporation shall indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative, (including all appeals) (other than an action by or in the right of the Corporation) by reason of or arising from the fact that the person is or was a director or officer of the Corporation or one of its subsidiaries, or is or was serving at the request of the Corporation as a director, officer, partner, or trustee of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against reasonable expenses (including attorney's fees), judgments, fines, penalties, excise taxes assessed with respect to any employee benefit plan and amounts paid in settlement actually and reasonably incurred by the person to be indemnified in connection with such action, suit or proceeding if the person acted in good faith, did not engage in intentional misconduct, and, with respect to any criminal action or proceeding, did not know the conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith or, with respect to any criminal action or proceeding, that the person knew that the conduct was unlawful.

B. Derivative Actions. Subject to the provisions of Sections C, E and F below, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit (including all appeals) by or in the right of the Corporation to procure a judgment in its favor by reason of or arising from the fact that the person is or was a director or officer of the Corporation or one of its subsidiaries, or is or was serving at the request of the Corporation as a director, officer, partner, or trustee of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against reasonable expenses (including attorneys' fees) actually incurred by the person to be indemnified in connection with the defense or settlement of such action or suit if the person acted in good faith, provided, however, that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for deliberate misconduct in the performance of that person's duty to the Corporation, for any transaction in which the person received an improper personal benefit, for any breach of the duty of loyalty to the Corporation, or for any distribution to shareholders which is unlawful under the Oregon Business Corporation Act, or successor statute, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

C. Determination of Right to Indemnification in Certain Cases. Subject to the provisions of Sections E and F below, indemnification under Sections A and B of this Article shall not be made by the

Corporation unless it is expressly determined that indemnification of the person who is or was an officer or director, or is or was serving at the request of the Corporation as a director, officer, partner, or trustee of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, is proper in the circumstances because the person has met the applicable standard of conduct set forth in Sections A or B. That determination may be made by any of the following:

(a) By the Board of Directors by majority vote of a quorum consisting of directors who are not or were not parties to the action, suit or proceeding;

(b) If a quorum cannot be obtained under paragraph (a) of this subsection, by majority vote of a committee duly designated by the Board of Directors consisting solely of two or more directors not at the time parties to the action, suit or proceeding (directors who are parties to the action, suit or proceeding may participate in designation of the committee);

(c) By special legal counsel selected by the Board of Directors or its committee in the manner prescribed in (a) or (b) or, if a quorum of the Board of Directors cannot be obtained under (a) and a committee cannot be designated under (b) the special legal counsel shall be selected by majority vote of the full Board of Directors, including directors who are parties to the action, suit or proceeding;

(d) If referred to them by Board of Directors of the Corporation by majority vote of a quorum (whether or not such quorum consists in whole or in part of directors who are parties to the action, suit or proceeding), by the shareholders; or

(e) By a court of competent jurisdiction.

D. Indemnification of Persons Other than Officers or Directors. Subject to the provisions of Section F, in the event any person not entitled to indemnification under Sections A and B of this Article was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding of a type referred to in Sections A or B of this Article by reason of or arising from the fact that such person is or was an employee or agent (including an attorney) of the Corporation or one of its subsidiaries, or is or was serving at the request of the Corporation as an employee or agent (including an attorney) of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, the Board of Directors of the Corporation by a majority vote of a quorum (whether or not such quorum consists in whole or in part of directors who were parties to such action, suit or proceeding) or the stockholders of the Corporation by a majority vote of the outstanding shares upon referral to them by the Board of Directors of the Corporation by a majority vote of a quorum (whether or not such quorum consists in whole or in part of directors who were parties to such action, suit or proceeding) may, but shall not be required to, grant to such person a right of indemnification to the extent described in Sections A or B of this Article as if the person were acting in a capacity referred to therein, provided that such person meets the applicable standard of conduct set forth in such Sections. Furthermore, the Board of Directors may designate by resolution in advance of any action, suit or proceeding, those employees or agents (including attorneys) who shall have all rights of indemnification granted under Sections A and B of this Article.

E. Successful Defense. Notwithstanding any other provision of Sections A, B, C or D of this Article, but subject to the provisions of Section F, to the extent a director, officer, or employee is successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections A, B or D of this Article, or in defense of any claim, issue or matter therein, that person shall be indemnified against expenses (including attorneys fees) actually and reasonably incurred by him in connection therewith.

F. Condition Precedent to Indemnification Under Sections A, B, D or E. Any person who desires to receive the benefits otherwise conferred by Sections A, B, D or E of this Article shall promptly notify the Corporation that the person has been named a defendant to an action, suit or proceeding of a type referred to in Sections A, B, D, or E and intends to rely upon the right of indemnification described in Sections A, B, D or E of this Article. The notice shall be in writing and mailed, via registered or certified mail, return receipt requested, to the President of the Corporation at the executive offices of the Corporation or, in the event the notice is from the President, to the registered agent of the Corporation. Failure to give the notice required hereby shall entitle the Board of Directors of the Corporation by a majority vote of a quorum (consisting of directors who, insofar as indemnity of officers or directors is concerned, were not parties to such action, suit or proceeding, but who, insofar as indemnity of employees or agents is concerned, may or may not have been parties) or, if referred to them by the Board of Directors of the Corporation by a majority vote of a quorum (consisting of directors who, insofar as indemnity of officers or directors is concerned, were not parties to such action, suit or proceeding, but who, insofar as indemnity of employees or agents is concerned, may or may not have been parties), the stockholders of the Corporation by a majority of the votes entitled to be cast by holders of shares of the Corporation's stock which have unlimited voting rights to make a determination that such a failure was prejudicial to the Corporation in the circumstances and that, therefore, the right to indemnification referred to in Sections A, B or D of this Article shall be denied in its entirety or reduced in amount.

G. Advances for Expenses. Expenses incurred by a person indemnified hereunder in defending a civil, criminal, administrative or investigative action, suit or proceeding (including all appeals) or threat thereof, may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such person to repay such expenses if it shall ultimately be determined that the person is not entitled to be indemnified by the Corporation and a written affirmation of the person's good faith belief that he or she has met the applicable standard of conduct. The undertaking must be a general personal obligation of the party receiving the advances but need not be secured and may be accepted without reference to financial ability to make repayment.

H. Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation or one of its subsidiaries or is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against and incurred by that person in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify that person against such liability under the provisions of this Article or under the Oregon Business Corporation Act.

I. Purpose and Exclusivity. The indemnification referred to in the various Sections of this Article shall be deemed to be in addition to and not in lieu of any other rights to which those indemnified may be entitled under any statute, rule of law or equity, agreement, vote of the stockholders or Board of Directors or otherwise. The Corporation is authorized to enter into agreements of indemnification. The purpose of this Article is to augment the provisions of the Oregon Business Corporation Act dealing with indemnification.

J. Severability. If any of the provisions of this Article are found, in any action, suit or proceeding, to be invalid or ineffective, the validity and the effect of the remaining provisions shall not be affected.

ARTICLE VIII

INCORPORATOR

The name and address of the incorporator of the Corporation is as follows:

Scott L. Gilfillan
One Main Place, 15th Floor
101 S.W. Main Street
Portland, Oregon 97204-3223
(503) 221-0607

Scott L. Gilfillan, Incorporator

Person to contact about this filing: Scott L. Gilfillan, daytime phone number (503) 221-7799.

Exhibit 2.2

BYLAWS

OF

COLUMBIA COMMERCIAL BANCORP

TABLE OF CONTENTS

BYLAWS

OF

COLUMBIA COMMERCIAL BANCORP

ARTICLE 1.

SHAREHOLDER MEETINGS

Section 1.1 Annual Meeting. The annual meeting of the shareholders of Columbia Commercial Bancorp (the "Corporation") will be held on the third Wednesday in April of every year at the principal office of the Corporation or at such other time, date or place as may be determined by the Board of Directors. At such meeting the shareholders entitled to vote will elect a Board of Directors and transact such other business as may come before the meeting.

Section 1.2. Special Meetings. Special meetings of shareholders will be held at any time on call of the President, the Chief Executive Officer or the Board of Directors, or on demand in writing by not fewer than three shareholders of record holding in aggregate not less than one-third of all outstanding shares entitled to be cast on any matter proposed to be considered at the special meeting.

Section 1.3. Notice. Written notice stating the place, date and time of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called, will be delivered not less than ten nor more than sixty days before the date of the meeting, either personally or by mail, by or at the direction of the President or the Secretary, to each shareholder of record entitled to vote at such meeting. If mailed, the notice will be deemed to be delivered when deposited in the United States mail addressed to the shareholder at the shareholder's address as it appears on the current shareholder records of the Corporation, with postage prepaid.

Section 1.4. Waiver of Notice. A shareholder may, at any time, waive any notice required by these Bylaws, the Articles of Incorporation or the Oregon Business Corporation Act. Except as otherwise provided by this Section 1.4, the waiver must be in writing, must be signed by the shareholder and must be delivered to the Corporation for inclusion in the minutes and filing in the corporate records. A shareholder's attendance at a meeting waives any objection to (a) lack of notice or defective notice, unless the shareholder objects at the beginning of the meeting to holding the meeting or transacting business at the meeting and (b) consideration of any matter at the meeting that is not within the purpose or purposes described in the notice of a special meeting, unless the shareholder objects to considering the matter when it is first presented.

Section 1.5. Voting. Except as otherwise provided in the Articles of Incorporation, each shareholder will be entitled to one vote, in person or by proxy, on each matter voted on at a shareholder's meeting for each share of stock outstanding in such shareholder's name on the records of the Corporation which is entitled to vote on such matter. Unless held as trustee or in another fiduciary capacity, shares may not be voted if held by another corporation in which the Corporation holds a majority of the shares entitled to vote for directors of such other corporation.

Section 1.6. Quorum; Vote Required. A majority of the shares entitled to vote on a matter, represented in person or by proxies, will constitute a quorum with respect to that matter at any meeting of the shareholders. If a quorum is present, action on a matter, other than the election of directors, is approved if the votes cast in favor of the action exceed the votes cast in opposition, unless the vote of a greater number is required by the Oregon Business Corporation Act or the Articles of Incorporation. Election of directors is governed by Section 2.1 of these Bylaws. Unless otherwise provided in the Articles of Incorporation, a majority of votes represented at a meeting of shareholders, whether or not a quorum, may adjourn the meeting to a different time, date, or place.

Section 1.7. Action Without Meeting. Any action required or permitted to be taken at a meeting of shareholders may be taken without a meeting if a written consent, or consents, describing the action taken is signed by all of the shareholders entitled to vote on the action and is delivered to the Corporation for inclusion in the minutes and filing with the corporate records. The action is effective when the last shareholder signs the consent, unless the consent specifies an earlier effective date. A consent signed under this section has the effect of a meeting vote and may be described as such in any document. Unless a record date for determining the shareholders entitled to take action without a meeting is otherwise established, the record date for that purpose is the date the first shareholder signs the consent. If the Oregon Business Corporation Act requires that notice of a proposed action be given to non-voting shareholders and that the action is to be taken by unanimous consent of the shareholders, at least 10 days written notice of the proposed action will be given to non-voting shareholders before the action is taken.

ARTICLE 2.

BOARD OF DIRECTORS

Section 2.1. Number and Election of Directors. The Board of Directors will consist of not less than five (5) members and not more than (15) fifteen members. The number of directors will be established within this range from time to time by the Board of Directors. A decrease in the number of directors will not have the effect of shortening the term of any incumbent director. At each annual meeting, the shareholders shall elect directors by a plurality of the votes cast by the shares entitled to vote in the election. Each director will be elected to hold office until the next annual meeting of shareholders and until the election and qualification of a successor, subject to prior death, resignation or removal. Any shareholder who desires to nominate any person or persons to stand for election as a director shall notify the Secretary of the Corporation, not less than sixty (60) days prior to the meeting at which directors are to be elected, of the name, age, business and residence addresses, profession or occupation of, and number of shares of the Corporation's capital stock held by, such person or persons.

Section 2.2. Vacancies. Unless otherwise provided in the Articles of Incorporation, any vacancy occurring in the Board of Directors, including a vacancy resulting from an increase in the number of directors, may be filled by the Board of Directors or if the remaining directors do not constitute a quorum, by the affirmative vote of a majority of the remaining directors. A director elected to fill a vacancy will serve for the unexpired term of the director's predecessor in office, subject to prior death, resignation or removal.

Section 2.3. Annual Meeting. An annual meeting of the Board of Directors will be held without notice immediately after the adjournment of the annual meeting of the shareholders or at another time designated by the Board of Directors upon notice in the same manner as provided in Section 2.5. The annual meeting will be held at the principal office of the Corporation or at such other place as the Board of Directors may designate.

Section 2.4. Regular Meetings. The Board of Directors shall hold regular meetings on the third Tuesday of each month immediately prior to the regular meeting of the Board of Directors of Columbia Community Bank at the principal office of the Corporation, or at such other time and place as the Board of Directors may designate. Regular meetings may be held without notice of the date, time, place or purpose of the meeting.

Section 2.5. Special Meetings. Special meetings of the Board of Directors may be called by the President, the Chief Executive Officer or any member of the Board of Directors. Notice of each special meeting will be given to each director, either by oral or in written notification actually received not less than

24 hours prior to the meeting or by written notice mailed by deposit in the United States mail, first class postage prepaid, addressed to the director at the director's address appearing on the records of the Corporation not less than 72 hours prior to the meeting. Special meetings of the directors may also be held at any time when all members of the Board of Directors are present and consent to a special meeting. Special meetings of the directors will be held at the principal office of the Corporation or at any other place designated by a majority of the Board of Directors.

Section 2.6. Telephonic Meetings. The Board of Directors may permit directors to participate in a meeting by any means of communication by which all of the persons participating in the meeting can hear each other at the same time. Participation in such a meeting will constitute presence in person at the meeting.

Section 2.7. Waiver of Notice. A director may, at any time, waive any notice required by these Bylaws, the Articles of Incorporation or the Oregon Business Corporation Act. Except as otherwise provided in this Section 2.7, the waiver must be in writing, must be signed by the director, must specify the meeting for which notice is waived, and must be delivered to the Corporation for inclusion in the minutes and filing in the corporate records. A director's attendance at a meeting waives any required notice, unless the director at the beginning of the meeting or promptly upon the director's arrival objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to any action taken at the meeting.

Section 2.8. Quorum. A majority of the number of directors that has been established by the Board of Directors pursuant to Section 2.1 of these Bylaws will constitute a quorum for the transaction of business.

Section 2.9. Voting. The act of the majority of the directors present at a meeting at which a quorum is present will for all purposes constitute the act of the Board of Directors, unless otherwise provided by the Articles of Incorporation or these Bylaws.

Section 2.10. Action Without Meeting. Unless otherwise provided by the Articles of Incorporation, any action required or permitted to be taken at a Board of Directors meeting may be taken without a meeting if a written consent, or consents, describing the action taken is signed by each director and included in the minutes and filed with the corporate records. The action is effective when the last director signs the consent, unless the consent specifies an earlier effective date. A consent signed under this section has the effect of an act of the Board of Directors at a meeting and may be described as such in any document.

Section 2.11. Removal of Directors. Unless otherwise provided by the Articles of Incorporation, the shareholders, at any meeting of the shareholders called expressly for that purpose, may remove any director from office, with or without cause.

Section 2.12. Powers of Directors. The Board of Directors will have the sole responsibility for the management of the business of the Corporation. In the management and control of the property, business and affairs of the Corporation, the Board of Directors is vested with all of the powers possessed by the Corporation itself, so far as this delegation of power is not inconsistent with the Oregon Business Corporation Act, the Articles of Incorporation, or these Bylaws. The Board of Directors will have the power to determine what amount constitutes net earnings of the Corporation, what amount will be reserved for working capital and for any other purpose, and what amount, if any, will be declared as dividends. Such determinations by the Board of Directors will be final and conclusive except as otherwise expressly provided by the Oregon Business Corporation Act or the Articles of Incorporation. The Board of Directors may designate one or more officers of the Corporation who will have the power to sign all deeds, leases, contracts, mortgages, deeds of trust and other instruments and documents executed by and binding upon the Corporation. In the absence of a designation of any other officer or officers, the Chief Executive Officer is so designated.

Section 2.13. Committees. Unless the Articles of Incorporation provide otherwise, a majority of the Board of Directors may designate from among its members an Executive Committee and any number of other committees. Each committee must consist of two or more directors and will have such powers and will perform such duties as may be delegated and assigned to the committee by the Board of Directors. No committee will have the authority of the Board of Directors with respect to (a) approving dividends or other distributions to shareholders, (b) amending the Articles of Incorporation, (c) adopting a plan of merger or consolidation, (d) recommending to the shareholders the sale, lease, exchange, or other disposition of all or substantially all the property and assets of the Corporation other than in the usual and regular course of its business, (e) recommending to the shareholders a voluntary dissolution of the Corporation or a revocation thereof, (f) approving or proposing to shareholders other actions required to be approved by the shareholders, (g) authorizing or approving any reacquisition of shares of the Corporation, (h) authorizing or approving the issuance, sale or contract for sale of shares of the Corporation's stock except either pursuant to a stock option or other stock compensation plan or where the Board of Directors has determined the maximum number of shares and has expressly delegated this authority to the committee, (i) determining the designation and relative rights, preferences and limitations of a class or series of shares, unless the Board of Directors has determined a maximum number of shares and expressly delegated this authority to the committee, (j) adopting, amending or repealing Bylaws for the Corporation, or (k) filling vacancies on the Board of Directors or on any of its committees or (l) taking any other action which the Oregon Business Corporation Act prohibits a committee of a board of directors to take. The provisions of Sections 2.4, 2.5, 2.6, 2.7, 2.8, 2.9, and 2.10 of the Bylaws will also apply to all committees of the Board of Directors. Each committee will keep written records of its activities and proceedings. All actions by committees will be reported to the Board of Directors at the next meeting following the action and the Board of Directors may ratify, revise or alter such action, provided that no rights or acts of third parties will be affected by any such revision or alteration.

Section 2.14. Chairman of the Board. The Board of Directors may elect one of its members to be Chairman of the Board of Directors. The Chairman will advise and consult with the Board of Directors and the officers of the Corporation as to the determination of policies of the Corporation, will preside at all meetings of the Board of Directors and of the shareholders, and will perform such other functions and responsibilities as the Board of Directors may designate from time to time. At the request of the Chairman of the Board of Directors or in the Chairman's absence, the Vice-Chairman, the Chief Executive Officer, or the President (if the President is a director), will preside at meetings of the Board of Directors and at meetings of the shareholders.

Section 2.15. Vice-Chairman. The Board of Directors may elect one of its members to be Vice-Chairman of the Board of Directors. The Vice-Chairman will advise and consult with the Board of Directors and the officers of the Corporation as to the determination of policies of the Corporation, will preside at all meetings of the Board of Directors and of the shareholders at which the Chairman is absent, and will perform such other functions and responsibilities as the Board of Directors may designate from time to time.

Section 2.16. Directors Emeritus. The Board of Directors may appoint one or more individuals who have previously served on the Board of Directors to serve as Director Emeritus until the next annual meeting of shareholders, provided that not more than three Directors Emeritus shall serve at any one time. Directors Emeritus shall not vote on any matter coming before the Board of Directors, and their number shall not be considered in determining a quorum.

ARTICLE 3.

OFFICERS

Section 3.1. Composition. The officers of the Corporation will consist of at least a Chief Executive Officer, who shall also be a director, a President, who may also be the Chief Executive Officer, at least one Vice President, and a Treasurer or Secretary, each of whom will be elected by the Board of Directors at the annual meeting of the Board of Directors or at any regular meeting of the Board of Directors or at any special meeting called for that purpose. Other officers and assistant officers and agents may be elected or appointed by or in the manner directed by the Board of Directors as the Board of Directors may deem necessary or appropriate. Any vacancies occurring in any office of the Corporation may be filled by election or appointment by the Board of Directors at any regular meeting or any special meeting called for that purpose. Each officer will hold his or her office until the next annual meeting of the Board of Directors and until the election and qualification of a successor in such office, subject to prior death, resignation or removal.

Section 3.2. Chief Executive Officer. The Board of Directors shall designate one of the directors of the Corporation to serve as its Chief Executive Officer. The Chief Executive Officer will be responsible for implementing the policies and goals of the Corporation as stated by the Board of Directors and will have general supervisory responsibility and authority over the property, business and affairs of the Corporation. Unless otherwise provided by the Board of Directors, the Chief Executive Officer will have the authority to hire and dismiss employees and agents of the Corporation and to take such other actions as the Chief Executive Officer deems to be necessary or appropriate to implement the policies, goals and directions of the Board of Directors. The Chief Executive Officer may sign any documents and instruments of the Corporation which require the signature of the President under the Oregon Business Corporation Act, the Articles of Incorporation or these Bylaws.

Section 3.3. President. The President will have all the responsibilities and authority as may be delegated to the President by the Chief Executive Officer or prescribed by the Board of Directors. The President may sign any documents and instruments of the Corporation which require the signature of the President under the Oregon Business Corporation Act, the Articles of Incorporation or these Bylaws. Upon the death, resignation or removal of the President, the Board of Directors may appoint a Vice President or another person to serve as an "acting" or "interim" President to serve as such until the position is filled by action of the Board of Directors. Unless otherwise provided by the Board of Directors, an "acting" or "interim" President will have all responsibilities and authority of the President.

Section 3.4. Vice President. A Vice President will have such responsibilities and authority as may be prescribed by the Board of Directors or as may be delegated by the Chief Executive Officer or the President to such Vice President. If at any time there is more than one Vice President, the Board of Directors may designate the order of seniority or the areas of responsibility of such Vice Presidents. A Vice President (or if more than one, the Vice Presidents in order of seniority by designation or order of appointment) will have all of the powers and perform all of the duties of the President during the absence or disability of the President.

Section 3.5. Secretary. The Secretary, or such other officer as may be designated by the Board of Directors, will keep the minutes and records of all the meetings of the shareholders and directors and of all other official business of the Corporation. The Secretary will give notice of meetings to the shareholders and directors and will perform such other duties as may be prescribed by the Board of Directors.

Section 3.6. Treasurer. The Treasurer will receive all moneys and funds of the Corporation and deposit such moneys and funds in the name of and for the account of the Corporation with one or more banks designated by the Board of Directors or in such other short-term investment vehicles as may from time to time be designated or approved by the Board of Directors. The Treasurer will keep accurate books of account and will make reports of financial transactions of the Corporation to the Board of Directors, and will perform such other duties as may be prescribed by the Board of Directors. The duties of the office of Treasurer may rest in the Chief Executive Officer or the President. If the Board of Directors elects a Vice President of Finance or a Chief Financial Officer, the duties of the office of Treasurer may rest in that officer.

Section 3.7. Removal. The directors, at any regular meeting or any special meeting called for that purpose, may remove any officer from office with or without cause; provided, however, that no removal will impair the contract rights, if any, of the officer removed or of the Corporation or of any other person or entity.

ARTICLE 4.

STOCK AND OTHER SECURITIES

Section 4.1. Certificates. All stock and other securities of the Corporation will be represented by certificates which will be signed by the President or a Vice President and the Secretary or an Assistant Secretary of the Corporation, and which may be sealed with the seal of the Corporation or a facsimile thereof.

Section 4.2. Transfer Agent and Registrar. The Board of Directors may from time to time appoint one or more Transfer Agents and one or more Registrars for the stock and other securities of the Corporation.

The signatures of the President or a Vice President and the Secretary or an Assistant Secretary upon a certificate may be facsimiles if the certificate is manually signed by a Transfer Agent, or registered by a Registrar.

Section 4.3. Transfer. Title to a certificate and to the interest in the Corporation represented by that certificate can be transferred only (a) by delivery of the certificate endorsed by the person designated by the certificate to be the owner of the interest represented thereby either in blank or to a specified person or (b) by delivery of the certificate and a separate document containing a written assignment of the certificate or a power of attorney to sell, assign or transfer the same, signed by the person designated by the certificate to be the owner of the interest represented thereby either in blank or to a specified person.

Section 4.4. Limitation on Number of Shareholders. the Corporation shall at all times limit the number of shareholders of record to fewer than 500, and shall not recognize or register on its stock transfer ledger any purported transfer that would cause the Corporation to have 500 or more shareholders of record. Each stock certificate issued by the Corporation shall bear a legend to that effect in substantially the following form:

> "Transfer of the shares represented by this certificate is subject to a limitation on the total number of shareholders of record as set forth in the bylaws of the issuer. Any transfer of shares that would violate such limitation without the prior written approval of the Board of Directors is void and will not be registered in the stock transfer records of the issuer. A copy of the relevant provisions of the bylaws is available at the principal office of the issuer."

Section 4.5. Necessity for Registration. Prior to presentment for registration upon the transfer books of the Corporation of a transfer of stock or other securities of the Corporation, the Corporation or its agent for purposes of registering transfers of its securities may treat the registered owner of the security as the person exclusively entitled to vote the securities; to receive any notices to shareholders; to receive payment of any interest on a security, or of any ordinary, extraordinary, partial liquidating, final liquidating, or other dividend, or of any other distribution, whether paid in cash or in securities or in any other form; and otherwise to exercise or enjoy any or all of the rights and powers of an owner.

Section 4.6. Fixing Record Date. The Board of Directors may fix in advance a date as record date for the purpose of determining the registered owners of stock or other securities (a) entitled to notice of or to vote at any meeting of the shareholders or any adjournment thereof; (b) entitled to receive payment of any interest on a security, or of any ordinary, extraordinary, partial liquidating, final liquidating, or other dividend, or of any other distribution; whether paid in cash or in securities or in any other form; or (c) entitled to otherwise exercise or enjoy any or all of the rights and powers of an owner, or in order to make a determination of registered owners for any other proper purpose. The record date will be not more than 60 days and, in the case of a meeting of shareholders, not less than 10 days before the date on which the particular action which requires such determination of registered owners is to be taken.

Section 4.7. Record Date for Adjourned Meeting. A determination of shareholders entitled to notice of or to vote at a meeting of the shareholders is effective for any adjournment of the meeting unless the Board of Directors fixes a new record date.

Section 4.8. Lost Certificates. In case of the loss or destruction of a certificate of stock or other security of the Corporation, a duplicate certificate may be issued in its place upon such conditions as the Board of Directors may prescribe.

Section 4.9 Fractional Shares. In the event of any distribution of shares of capital stock of the Corporation, no fractional shares shall be issued, and cash shall be paid in lieu thereof.

ARTICLE 5.

CORPORATE SEAL

If the Corporation has a corporate seal, its size and style is shown by the impression below:

ARTICLE 6.

AMENDMENTS

Unless otherwise provided in the Articles of Incorporation, the Bylaws of the Corporation may be amended or repealed by the Board of Directors, subject to amendment or repeal by action of the shareholders, at any regular meeting or at any special meeting called for that purpose, provided notice of the proposed change is given in the notice of the special meeting or notice thereof is waived in writing.

ARTICLE 7.

SEVERABILITY

If any provision of these Bylaws is found, in any action, suit or proceeding, to be invalid or ineffective, the validity and the effect of the remaining provisions will not be affected.

Adopted by action of the Board of Directors of Columbia Commercial Bancorp as of ________________, 2002.

____

________________________________, Secretary

CERTIFICATE

No.

For 500 Shares

Issued to

SAMPLE NAME

SAMPLE ADDRESS

SAMPLE CITY, STATE

Dated AUG. 10, 2004

FROM WHOM TRANSFERRED

Dated

No. Original Certificate	No. Original Shares	No. of Shares Transferred

Received Certificate No.

For Shares

this day of

INCORPORATED UNDER THE LAWS OF

OREGON

NUMBER

SHARES

COLUMBIA COMMERCIAL BANCORP

COMMON STOCK - NO PAR VALUE

This Certifies that SAMPLE NAME is the registered holder of FIVE HUNDRED Shares

COLUMBIA COMMERCIAL BANCORP

transferable only on the books of the Corporation by the holder hereof in person or by Attorney upon surrender of this Certificate properly endorsed.

In Witness Whereof the said Corporation has caused this Certificate to be signed by its duly authorized officers and its Corporate Seal to be hereunto affixed this 10TH day of AUGUST A.D. 2004

Rick A. Roby, President

Randy Blake, Secretary

© GOES 73.

Exhibit 3.1

Transfer of the shares represented by this certificate is subject to a limitation on the total number of shareholders of record as set forth in the bylaws of the issuer. Any transfer of shares that would violate such limitation without the prior written approval of the Board of Directors is void and will not be registered in the stock transfer records of the issuer. A copy of the relevant provisions of the bylaws is available at the principal office of the issuer.



CERTIFICATE
FOR
OF
ISSUED TO
DATED

For Value Received, _____ *hereby sell, assign and transfer unto* ______________________________

______________________________ *Shares represented by the within Certificate, and do hereby irrevocably constitute and appoint*

______________________________ *Attorney to transfer the said Shares on the books of the within named Corporation with full power of substitution in the premises.*

Dated ________________

In presence of

____________________ ____________________

NOTICE. THE SIGNATURE OF THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE, IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATEVER.

APPLICATION FOR SUBSCRIPTION OF COMMON STOCK
COLUMBIA COMMERCIAL BANCORP

(Page 1 of 1)

APPLICATIONS FOR SUBSCRIPTIONS MUST BE RECEIVED NOT LATER THAN 5:00 P.M. LOCAL TIME ON __________, 2004.*

I, the undersigning subscribe, hereby subscribe for and agree to purchase the number of shares of common stock of COLUMBIA COMMERCIAL BANCORP (herein referred to as the "Company") for the aggregate purchase price set forth on page two hereof. The Company is a corporation organized under Oregon law for the purpose of serving as a holding company for Columbia Community Bank, an Oregon state chartered bank (the "Bank"). I understand that the purchase price of each share of common stock is $20.00. I understand that unless I am an existing shareholder or employee of the Company or the Bank that I must subscribe for a minimum of 1,000 shares and that the maximum number of shares I may beneficially own is 23,639, which is 5% of the shares outstanding prior to this offering (unless an exception to the minimum or maximum is otherwise authorized by the Company's Board of Directors).

I understand that there is no minimum for this offering and the Company will have access to any funds that they have accepted at any time.

I attest and acknowledge that I have received an Offering Circular and have read and understand the disclosures set out in the Offering Circular and that I am not relying upon any information other than as set forth in the Offering Circular. I further attest and acknowledge that I have the requisite authority and capacity to execute this Agreement. I further understand and acknowledge that this subscription is for an equity investment in the Company; that this investment is not protected by any deposit insurance; and that this investment involves risk, including the possible loss of principal.

I understand and agree that this Subscription Agreement will be irrevocable for a period of one (1) year. I understand and agree that the Board of Directors shall have the power to release, settle, or compromise (on such terms and conditions as the Board may prescribe) any subscription or claim, dispute, or action arising out of a subscription for shares.

I understand and acknowledge that the Board of Directors reserves the right to reject any subscription, in its sole discretion, in whole or in part, for any reason whatsoever.

* The Board of Directors may extend terminate the offering early or may extend it for up to two additional periods of 30 days each.

PLEASE COMPLETE REVERSE SIDE OF THIS AGREEMENT
and return with full payment of subscription amount to:

Columbia Commercial Bancorp
314 East Main Street
Hillsboro, OR 97123
(503) 693-7500

SUBSCRIPTION AGREEMENT
COLUMBIA COMMERCIAL BANCORP

Number of Shares ________ @ $20.00 per share = ___________________

The capital stock, when issued, will be registered as follows (***see instructions below***):

____

Address: ______________________________ ______________________________

Telephone: ______________________

State of Residence: ________________

Taxpayer I.D. (SSN)# ______________

____
Subscriber's Signature

____
Joint Subscriber's Signature

____
Printed Name

____
Printed Name

If Subscriber is an entity, indicate capacity of person signing:

____

Date: __________________________

We will hold payment for your subscription in a segregated account until we have accepted or rejected the subscription, in whole or in part. If your subscription is accepted, you will receive by return mail a copy of this Agreement signed by a Columbia Commercial Bancorp representative. As soon as administratively possible after the closing of the offering, you will receive a stock certificate for the shares purchased in this offering. Please note that we have the discretion to accept your subscription in full, to accept only a portion of your subscription, or to reject your subscription entire/y. If only a portion of your subscription is accepted you will receive a stock certificate number of shares issued and a refund for the balance of your purchase price.

COMPANY USE ONLY

The foregoing Application for Subscription of Common Stock is accepted for Columbia Commercial Bancorp.

Total Accepted Subscription Amount $___________________ (______________ shares)

Subscription # __________________________ By: __________________________________

Date: ________________________________ Its ___________________________________

INSTRUCTIONS FOR DELIVERY OF SUBSCRIPTION AND PAYMENT
COLUMBIA COMMERCIAL BANCORP

COMPLETING THE SUBSCRIPTION AGREEMENT:

1. The Offering calls for a minimum purchase of ONE THOUSAND (1,000) shares ($20,000), unless you are an existing shareholder or employee of the Company or the Bank.

2. When indicating how the stock should be registered, please, BY PRINTING CLEARLY, enter full name(s) and, if the name(s) are not those of individual(s), indicate the full legal name and type of organization involved (e.g., corporation, partnership, or trust). For qualified retirement plans, provide exact wording for ownership registration. For joint ownership, or transfers to minors, or for self-directed retirement plans, use the abbreviations and instructions set forth below:

   A. COM PRO -- Community Property (Note: Stock held as community property can be registered as "John Doe as COM PRO" and requires only one signature.)

   B. TEN COM -- Tenants in Common

   C. JT TEN -- Joint Tenants with Right of Survivorship

   D. Trustee Ownership should be registered as "John Doe, as Trustee of (Name of Trustor)".

   E. Custodian under Uniform Gifts to Minors Act should be registered as "(Custodian's Name) for (Minor's Name) under UGMA of (State)".

   F. SELF-DIRECTED RETIREMENT PLAN—Submit this Subscription Agreement to the plan trustee or custodian for execution. For further assistance please feel free to contact the Company. As always, consult your individual tax or legal advisor as to the specifics of your situation.

A stock certificate will be issued in the exact manner in which the Subscription Agreement is completed.

3. Payment of the subscription amount may be made by check, draft or money order payable to Columbia Commercial Bancorp.

4. Mail your Subscription Agreement and payment to Columbia Commercial Bancorp, 314 E. Main St., P.O. Box 725, Hillsboro, Oregon 97123-0725. If you prefer, you may deliver your Subscription Agreement and payment, during business hours (8:30 a.m. to 5:00 p.m.), to Columbia Commercial Bancorp, at the address noted above.

Exhibit 4.2

APPLICATION FOR SUBSCRIPTION OF COMMON STOCK

COLUMBIA COMMERCIAL BANCORP
314 East Main Street
Hillsboro, OR 97123

APPLICATIONS FOR SUBSCRIPTIONS MUST BE RECEIVED NOT LATER THAN 5:00 P.M. LOCAL TIME ON _________, 2004.*

I, the undersigning subscriber, hereby subscribe for and agree to purchase the number of shares of common stock of COLUMBIA COMMERCIAL BANCORP (herein referred to as the "Company") for the aggregate purchase price set forth on page two hereof. The Company is a corporation organized under Oregon law for the purpose of serving as a holding company for Columbia Community Bank, an Oregon state chartered bank (the "Bank"). I understand that the purchase price of each share of common stock is $20.00. I understand that unless I am an existing shareholder or employee of the Company or the Bank that I must subscribe for a minimum of 1,000 shares and that the maximum number of shares I may beneficially own is 23,639, which is 5% of the shares outstanding prior to this offering (unless an exception to the minimum or maximum is otherwise authorized by the Company's Board of Directors).

I understand that there is no minimum for this offering and the Company will have access to any funds that they have accepted at any time.

I attest and acknowledge that I have received an Offering Circular and have read and understand the disclosures set out in the Offering Circular and that I am not relying upon any information other than as set forth in the Offering Circular. I further attest and acknowledge that I have the requisite authority and capacity to execute this Agreement. I further understand and acknowledge that this subscription is for an equity investment in the Company; that this investment is not protected by any deposit insurance; and that this investment involves risk, including the possible loss of principal.

I understand and agree that this Subscription Agreement will be irrevocable for a period of one (1) year. I understand and agree that the Board of Directors shall have the power to release, settle, or compromise (on such terms and conditions as the Board may prescribe) any subscription or claim, dispute, or action arising out of a subscription for shares.

I understand and acknowledge that the Board of Directors reserves the right to reject any subscription, in its sole discretion, in whole or in part, for any reason whatsoever.

* The Board of Directors may extend terminate the offering early or may extend it for up to two additional periods of 30 days each.

PLEASE COMPLETE REVERSE SIDE OF THIS AGREEMENT
Retain the last copy for your records
and return the top three (3) copies to:
Marge Sitzmann
D.A. Davidson & Co.
8 Third Street North
Great Falls, MT 59401
406-791-7319 office, 406-791-7357 fax

INSTRUCTIONS FOR DELIVERY OF SUBSCRIPTION AND PAYMENT

Number of Shares ______________________ @ $20.00 per share = $______________________

Date: ______________________

____
Print Account Title / Name

State of Residence/Domicile: ______________________

____
Print Account Title / Joint Name

Taxpayer ID #: ______________________

Address: ______________________

X______________________
Authorized Signature

____
(title if applicable)

X______________________
Authorized Joint Signature

____
(title if applicable)

PLEASE CHECK ONE OF THE FOLLOWING:

( ) I have an account with D.A. Davidson & Co. (Act #:____________)(AE name & #:________________(______)

Unless you instruct your broker otherwise, your subscription amount will be deducted from the D.A. Davidson & Co. account indicated above. If you wish to have funds transferred from another source, please include with this Subscription Agreement those instructions.

( ) I do not have an existing account with D.A. Davidson & Co. and do not wish to open an account:

Please make your check payable to *Columbia Commercial Bancorp* and send your check, together with a signed Subscription Agreement to:

Marge Sitzmann
D.A. Davidson & Co.
8 Third Street North
Great Falls, MT 59401

Name as it should appear on stock certificate (printed):

____

____

The proceeds of your subscription will he delivered to Columbia Commercial Bancorp to he held until it is accepted or rejected. If your subscription is accepted, you will receive by return mail a copy of this Agreement signed by a Columbia Commercial Bancorp representative. As soon as administratively possible after the closing of the offering, each shareholder will receive confirmation from Columbia Commercial Bancorp of the number of shares beneficially owned. Shares sold through D.A. Davidson & Co. will be held of record in its name. Please note that Columbia Commercial Bancorp has the discretion to accept your subscription in full, to accept only a portion of your subscription, or to reject your subscription entire/y. If only a portion of your subscription is accepted you will receive an acknowledgement for the number of shares issued and a refund for the balance of your purchase price.

The foregoing Application for Subscription of Common Stock is accepted for Columbia Commercial Bancorp.

Total Accepted Subscription Amount $______________ **(**__________ **shares)**

Subscription # ______________ **By** ______________________

Date:______________ **Its** ______________________

Exhibit 6.1

COLUMBIA COMMUNITY BANK

1999 COMBINED INCENTIVE and NON-QUALIFIED STOCK OPTION PLAN

ARTICLE 1 - PURPOSE

The purpose of this 1999 Combined Incentive and Non-Qualified Stock Option Plan is to advance the interests of Columbia Community Bank and its shareholders by enabling the Bank to attract and retain the services of people with training, experience and ability and to provide additional incentive to key employees and directors by giving them an opportunity to participate in the ownership of the Bank.

ARTICLE 2 - DEFINITIONS

As used herein, the following definitions will apply:

2.1 "Bank" means Columbia Community Bank, an Oregon banking corporation.

2.2 "Board of Directors" means the Board of Directors of the Bank.

2.3 "Code" means the Internal Revenue Code of 1986, as amended.

2.4 "Committee" means the Committee appointed as specified in Article 5 of this Plan, or the Board of Directors if no such Committee has been appointed.

2.5 "Common Stock" means the Common Stock of the Bank, $5.00 par value per share.

2.6 "Employee" means any person employed by the Bank or a subsidiary.

2.7 "Incentive Stock Option" means an Option which is an incentive stock option within the meaning of Section 422 of the Code.

2.8 "Non-Qualified Stock Option" means an Option which is not an Incentive Stock Option.

2.9 "Option" means an option to purchase Shares of Common Stock of the Bank granted under this Plan pursuant to a written option agreement.

2.10 "Optionee" means any individual who is granted an Option under this Plan.

2.11 "Parent" means any corporation in an unbroken chain of corporations ending with the Bank if, at the time of the granting of an Option, each of the corporations other than the Bank owns stock possessing 50 percent or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

2.12 "Plan" means this 1999 Combined Incentive and Non-Qualified Stock Option Plan of Columbia Community Bank.

2.13 "Share" means a share of the Common Stock.

2.14 "Subsidiary" means any corporation in an unbroken chain of corporations beginning with the Bank if, at the time of the granting of an Option, each of the corporations other than the last corporation in the unbroken chain owns stock possessing 50 percent or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

ARTICLE 3 - STOCK SUBJECT TO THE PLAN

3.1 Except as provided in Article 9, the total number of Shares of Common Stock covered by all Options granted under this Plan will not exceed 60 000 Shares, which Shares may be in whole or in part, as the Board may from time to time determine, authorized but unissued Shares or issued Shares which have been reacquired by the Bank. The Bank will at all times reserve for issuance the number of Shares which may be issued upon the exercise of Options granted or which may be granted under this Plan.

3.2 If an Option expires or terminates for any reason without having been exercised in full, unless this Plan itself has terminated, the unpurchased Shares covered thereby will be added to the Shares otherwise available for Options which may be granted in accordance with the terms of this Plan. If an Option is exercised in part or in full, the number of Shares covered by this Plan and reserved for issuance under this Plan will automatically be reduced by the number of Shares purchased pursuant to the exercise of such Option.

ARTICLE 4 - DURATION OF THE PLAN

This Plan will be effective as of the date on which it is adopted by the Board of Directors, subject to approval by the shareholders of the Bank as provided in Article 8 of this Plan. This Plan will continue in effect until Options have been exercised with respect to all of the Shares reserved for this Plan (subject to any adjustments under Article 9), unless sooner terminated by action of the Board of Directors. No Incentive Stock Option may be granted hereunder after ten years from the effective date of this Plan. The Board of Directors will have the right to suspend or terminate this Plan at any time, except that, with respect to any Options then outstanding under this Plan, the termination of the Plan will not affect the exercisability of any Options granted prior to such termination.

ARTICLE 5 - ADMINISTRATION

5.1 The Plan will be administered by the Committee appointed by the Board of Directors and consisting of not less than two non-Employee directors. The Board of Directors may at any time assume the responsibilities of and act as the Committee if the Board of Directors so elects, provided that, with respect to options granted to Employees, including directors who are Employees, no employee director shall participate in the administration of the Plan. The Board of Directors may from time to time appoint members of the Committee in substitution for, or in addition to members previously appointed, and may fill vacancies, however caused, in the Committee. The Committee may select one of its members as its chairman and will hold its meetings at such times and places as it may deem advisable. A majority of the members of the Committee will constitute a quorum. All actions of the Committee will be taken by a majority of its members. Any action may be taken by a written instrument signed by all Committee members, and all actions so taken will be fully as effective as if it has been taken by a vote of a majority of the members at a meeting duly called and held.

5.2 Subject to the provisions of this Plan and any additional terms or conditions imposed by the Board, the Committee will administer the Plan and the Options granted thereunder and will have the authority, in its discretion, to determine and designate from time to time the persons to whom Options will be granted, the number of Shares to be covered by each Option, the Option exercise price, the duration of each such Option, and other terms and conditions of each Option which need not be identical.

5.3 Subject to the provisions contained in this Plan, the Committee may from time to time adopt rules and regulations relating to the administration of the Plan. The interpretation and construction by the Committee of the provisions of the Plan or any option agreement will be final and conclusive, subject to review by the full Board of Directors. The Committee may correct any defect, supply any omission or reconcile any inconsistency in this Plan or in any option agreement in the manner and to the extent it deems appropriate.

ARTICLE 6 - ELIGIBILITY

Options may be granted to Employees (including Employees who are directors) and directors of the Bank or its Subsidiaries who, in the judgment of the Committee, have performed or will perform services of special importance to the Bank in the management, operation and development of its business or the business of one or more of its Subsidiaries. Options may also be granted under this Plan to any other person who provides services or other value to the Bank.

ARTICLE 7 - OPTION TERMS AND CONDITIONS

Options granted under this Plan will be evidenced by written option agreements in a form approved by the Committee. The option agreements must be consistent with this Plan and will include in substance the following terms and conditions as appropriate:

7.1 Each Option will specify as to whether the Option is intended to qualify as an incentive stock option within the meaning of Section 422 of the Code ("Incentive Stock Options"); provided that Incentive Stock Options will only be granted to Employees. All Options not specifically designated as Incentive Stock Options will be presumed to have been intended to not qualify as such ("Non-Qualified Stock Options").

7.2 Each Option will specify the number of Shares to which it pertains.

7.3 Each Option will specify the purchase price of the Shares covered by the Option as determined by the Committee in its sole discretion ("Exercise Price"); provided that no Option will have an Exercise Price less than 100 percent of the fair market value of a Share at the time the Option is granted and provided further that no Incentive Stock Option will have an Exercise Price less than 110 percent of the fair market value of a Share at the time the Option is granted if such Incentive Stock Option is granted to a person who owns stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Bank or any Parent or Subsidiary.

7.4 Each Option will specify the term or duration of the Option which will not exceed ten years from the date of the grant of such Option, provided that no Incentive Stock Option granted to a person who owns stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Bank or any Parent or Subsidiary may have a duration greater than five years from the date of the grant of such Incentive Stock Option. Partial exercise will be permitted from time to time. TEN

7.5 No Option may be transferred by the Optionee other than by will or the laws of descent and distribution. Options may be exercised only by the Optionee except as provided in Section 7.8.

7.6 In the event that an Optionee who is an Employee ceases to be an Employee for any reason other than the death or disability of the Optionee, any Option or unexercised portion thereof which was otherwise exercisable on the date of termination of employment will terminate unless exercised within a period of three months from the date on which the Optionee ceased to be an Employee, provided that this will not extend the time within which the Option may be exercised beyond the limits described in Section 7.4 of this Plan.

7.7 In the event that an Optionee who is an Employee ceases to be an Employee by reason of the Optionee becoming disabled, any Option or unexercised portion thereof which was otherwise exercisable on the date of termination of employment will terminate unless exercised within a period of one year from the date on which the Optionee ceased to be an Employee, provided that this will not extend the time within which the Option may be exercised beyond the limits described in Section 7.1.4 of this Plan. Disability will be determined in accordance with Section 105(d)(4) of the Code.

7.8 In the event an Optionee dies while an Employee, the Option may be exercised, to the extent not previously exercised and subject to any vesting provisions, at any time within one year after the Optionee's death by the estate of the Optionee or by any person or persons who acquire the Option directly from the Optionee by bequest or inheritance, provided that this will not extend the time within which the Option may be exercised beyond the limits described in Section 7.1.4 of the Plan.

7.9 To the extent that the aggregate fair market values (determined at the time of grant) of Shares with respect to which an Option designated as an Incentive Stock Option is exercisable for the first time by the Optionee during any calendar year under this Plan and under all other incentive stock option plans (within the meaning of Section 422 of the Code) of the Bank or any Parent or Subsidiary exceeds $100,000 plus any unused limit carryover available in such year, such Options will be treated as Non-Qualified Stock Options notwithstanding any designation to the contrary.

7.10 No Option may be exercised prior to the later of six months from the date that this Plan is approved by the shareholders of the Bank or six months from the date such Option is granted, and thereafter may be exercised from time to time over the period stated therein in such amounts and at such times as may be prescribed by the Committee in its discretion, but in all such cases if the Optionee does not exercise in any year the full number of Shares to which the Optionee is entitled, the Optionee's rights will be cumulative and the Optionee may acquire those Shares in any subsequent year during the term of the Option.

7.11 Each Optionee, by accepting the Option, agrees that whenever the Bank undertakes a firmly underwritten public offering of its securities and if requested by the managing underwriter in such offering, the Optionee will enter into an agreement not to sell or dispose of any securities of the Bank owned or controlled by the Optionee provided that such restriction will not extend beyond 12 months from the effective date of the registration statement filed in connection with such offering.

7.12 The option agreements may also include such other terms and conditions not inconsistent with the terms of this Plan as the Board deems advisable, including vesting requirements, buy-back restrictions or forfeiture provisions.

ARTICLE 8 - EXERCISE OF OPTIONS TO PURCHASE SHARES

The following provisions shall apply to the exercise of any option granted pursuant to this plan:

8.1 Notice of Intent to Exercise. Shares may be purchased or acquired pursuant to an Option granted under this Plan only upon receipt by the Bank of written notice signed and delivered by the Optionee (or, in the case of exercise after death of the Optionee, by the personal representative, executor, administrator, heir or legatee of the Optionee, as the case may be) directed to the President of the Bank at the principal business office of the Bank.

The notice must state the number of Shares being purchased, specify the method of payment of the exercise price for the Shares being purchased and the date by which such payment will be made to complete the purchase, and, unless in the opinion of counsel for the Bank such a representation is not required in order to comply with the Securities Act of 1933, as amended, contain a representation that it is the Optionee's then present intention to acquire the Shares issuable upon exercise of the Option for investment and not with a view to, or in connection with, any distribution thereof.

8.2 Payment of Exercise Price. On or before the date specified in the notice of exercise for completion of the purchase and issuance of Shares pursuant to the exercise of an Option, the full Exercise Price shall be paid, either by check or, if allowed by either the terms of the Option or by actions of the Committee at the time of such exercise, by surrender of other previously acquired securities of the Bank. If the Exercise Price is paid in whole or in part by the delivery of Common Stock or other securities of the Bank, the certificates representing such securities must be delivered, duly endorsed for transfer. At the election of the Optionee, the exercise of an Option may be made by sequential delivery of an increasingly greater number of shares of Common Stock acquired through the exercise of the option and, in such event, the actual sequential issuance and delivery of the shares shall not be required but may be effected by book entries in the Bank's stock records.

Any Common Stock or other securities of the Bank, delivered in payment of the Exercise Price, will be valued at the publicly reported price for the last sale, or the average of the publicly reported closing bid and asked prices, as applicable, on the last business day preceding the day the Bank receives such notice, or, if there are no publicly reported prices of such Common Stock or other securities of the Bank, at the fair market value of such Common Stock or other securities of the Bank, as determined in good faith by the Board of Directors.

✓ 8.3 Rights as a Shareholder. No Optionee will have the rights of a shareholder of the Bank as to dividends, voting or otherwise, as to any Shares until a certificate representing the Shares is issued to the Optionee. Each Optionee who has exercised an Option must, upon notification of the amount due and prior to or concurrently with delivery of the certificate representing the Shares, pay to the Bank amounts necessary to satisfy applicable federal, state and local withholding tax requirements and, if the Optionee fails to do so, the Bank may withhold such amounts from other amounts owed by the Bank to the Optionee.

8.4 Compliance with Applicable Laws. No Shares will be issued with respect to the exercise of any Option unless the exercise and the issuance of the Shares will comply with all relevant provisions of law, including, without limitation, any applicable state securities laws, the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, the Internal Revenue Code of 1986, as amended, the respective rules and regulations promulgated thereunder, and the requirements of any stock exchange upon which the Shares may then be listed, and will be further subject to the approval of counsel for the Bank with respect to such compliance.

8.5 The Bank will not be liable to any Optionee or any other person for failure to issue Shares upon the exercise of an Option where such failure is due to the inability of the Bank to obtain all permits, exemptions or approvals from regulatory authorities which are deemed by the Bank's counsel to be necessary. The Board may require any action or agreement by an Optionee as may from time to time be necessary to comply with the federal and state securities laws. The Bank will not be obliged to register Options granted or Shares purchased under the Plan under any federal or state securities laws.

ARTICLE 9 - CHANGES IN CAPITAL STRUCTURE

9.1 Except as provided in this Article 9, if the outstanding Shares are hereafter increased, decreased, changed into or exchanged for a different number or kind of Shares or for other securities of the Bank or of another corporation, by reason of any reorganization, merger, consolidation, reclassification, stock split-up, combination of Shares, or dividend payable in Shares, the Committee will make such adjustment in the number and kind of Shares or other securities covered by Options which may be granted under this Plan as it deems appropriate. The Committee will at such time make such adjustment in the number and kind of Shares or other securities covered by outstanding Options as well as an adjustment in the exercise price under each such Option as the Committee deems appropriate. Any determination by the Committee as to what adjustments may be made, and the extent thereof, will be final, binding on all parties and conclusive.

9.2 In the event of any dissolution or liquidation of the Bank, or any merger or consolidation with one or more corporations in which the Bank is not the surviving entity, in lieu of any continuing rights under an Option, the Committee may, in its sole discretion, provide a 30-day period immediately prior to such event during which the Optionee will have the right to exercise an Option in whole or in part without any limitations on exercisability.

ARTICLE 10 - AMENDMENT OF PLAN

10.1 The Board of Directors may, at any time and from time to time, modify or amend this Plan as it deems advisable to qualify Incentive Stock Options granted under this Plan as "incentive stock options" as defined in Section 422 of the Code, or to conform with any other changes in the law while this Plan is in effect or for any other reason, provided, however, that except as provided in Article 9 hereof, no change in an Option already granted to an Optionee will be made without the written consent of such Optionee.

10.2 Unless also approved by the shareholders of the Bank, either by unanimous written consent, or by the affirmative vote of holders of not less than a majority of all shares entitled to vote and represented at an annual meeting or a special meeting called for the purpose of such approval, no amendment or change will be effective to (a) increase the total number of Shares which may be purchased under this Plan; (b) change the minimum purchase price herein before specified for Options; (c) increase the maximum Option period; (d) materially increase the benefits to participants under this Plan; or (e) materially modifying the requirements for eligibility for participation in this Plan.

ARTICLE 11 - EMPLOYMENT RIGHTS

Nothing in this Plan nor in any Option or right granted pursuant hereto will confer upon any Optionee any right to be continued in the employment of the Bank or any Subsidiary of the Bank, or to limit or affect in any way the right of the Bank, in its sole discretion, (a) to terminate such Optionee's employment at any time, with or without cause, (b) to change the duties of any Optionee, or (c) to increase or decrease any Optionee's compensation from the rate in existence at the time an Option is granted.

ARTICLE 12 - ISSUE AND TRANSFER TAXES

The Board of Directors may from time to time require the Bank to pay issuance or transfer taxes on Shares issued pursuant to the exercise of an Option under this Plan.

ARTICLE 13 - CONDITIONS TO EFFECTIVENESS OF PLAN

This Plan has been approved and adopted by the Board of Directors of the Bank. However, the effectiveness of any Options granted under this Plan will be contingent upon approval of this Plan by the holders of two-thirds of the Bank's outstanding shares entitled to vote and represented at an annual meeting or at a special meeting called for the purpose of approving this Plan.

Dated and approved by the Board of Directors of the Bank on ____________, 1999.

Approved by the shareholders of the Bank on ________________.

Appendix

COLUMBIA COMMUNITY BANK

Amendment to the 1999-COMBINED INCENTIVE AND NON-QUALIFIED STOCK OPTION PLAN

Section 3.1 of the 1999 Combined Incentive and Non-Qualified Stock Option Plan is hereby amended to read in its entirety as follows:

"3.1. Except as provided in Article 9, the total number of Shares of Common Stock covered by all Options granted under this Plan will not exceed 80,000 Shares, which Shares may be in whole or in part, as the Board may from time to time determine, authorized but un-issued Shares or issued Shares which have been reacquired by the Bank. The Bank will at all times reserve for issuance the number of Shares which may be issued upon the exercise of Options granted or which may be granted under this Plan."

SAMPLE

Exhibit 6.2

NON-QUALIFIED STOCK OPTION

This Non-Qualified Stock Option is granted under the terms of the 1999 Combined Incentive and Non-Qualified Stock Option Plan, dated October 19th, 1999 (the "Plan") of Columbia Community Bank, an Oregon banking corporation (the "Bank"). Unless otherwise defined herein, terms in this option shall have the same meanings as defined in the Plan.

The "Optionee"

Number of Shares of the
Bank's Common S

"Exercise Price" per share
(Must be at least equal to 85% of the current fair market value of the stock.)

"Date of Grant"

"Expiration Date"
(May be not more than 10 years after the Date of Grant.

1. **Terms of the Option.**

1.1 Grant of Option The Bank hereby grants to the Optionee the right, privilege, and option to purchase up to the number of shares indicated above, subject to adjustment as hereinafter set forth in Section 1.2 below, of the Bank's Common Stock (the "Option Shares") at the Exercise Price per share as indicated above (the "Option"). The Option may only be exercised as to a whole number of shares of Common Stock.

1.2 Adjustments Upon Changes in Capitalization. In the event of changes in the outstanding securities of the Bank by reason of stock dividends, stock splits, combinations, reclassification of securities, exchange of shares, or reorganizations, the number and class of securities of the Bank deliverable upon the exercise of this Option, the Exercise Price and the vesting schedule under this Option will be subject to adjustment. Adjustments under this Section 1.2 will be made by either the Committee or by the Bank's Board of Directors and their determination as to what adjustments will be made, and the extent thereof, will be final, binding, and conclusive.

1.3 Status of this Option as a Non-Qualified Stock Option. It is intended by the Bank that this Option will not qualify as an incentive stock option within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended.

1.4 Nontransferability of Option. This Option and the rights of the Optionee under this Option may not be transferred in any manner except by will or by the laws of descent and distribution upon the death of the Optionee.

1.5 Reservation of Shares. The Bank agrees that at all times there will be reserved for issuance upon exercise of this Option such number of shares of its Common Stock as is required for such issuance.

2. Time of Exercise of Option.

2.1 When the Option Becomes Exercisable. This Option may only be exercised on or after 7/26/2003 in accordance with the following vesting schedule and only to the extent not previously exercised:

On or After	Maximum Number of shares
______________, ______	______________
______________, ______	______________
______________, ______	______________
______________, ______	______________

The number of Shares indicated in the foregoing vesting schedule may be adjusted in accordance with Section 1.2. The foregoing vesting schedule may be accelerated under certain circumstances as set forth in Section 4 of this Option.

2.2 Effect of Unpaid Leaves of Absence. If at any time during the term of this Option, the Optionee is on unpaid leave from the Bank or any Subsidiary, the Option may not be exercised during such unpaid leave and the dates contained in the foregoing vesting schedule shall be extended by the length of such unpaid leave.

2.3 Expiration and Termination of Option. This Option will expire upon the close of business on the Expiration Date and may terminate earlier upon certain events as set forth in Section 4 of this Option. To the extent that this Option has not been exercised prior to the Expiration Date or any earlier termination, all further rights to purchase shares pursuant to this Option will cease and terminate at such time.

3. Option Exercise Procedures.

3.1 Who may Exercise the Option. Only the Optionee (or, in the case of exercise after death of the Optionee, by the executor, administrator, heir, or legatee of the Optionee, as the case may be) may exercise this Option.

3.2 Notice of Exercise. A "Notice of Exercise" must be signed and delivered to the Bank's corporate Secretary or such other person as the Bank may designate at the Bank's principal business office of the Bank. A copy of the Bank's current form of Notice of Exercise in attached hereto. The Bank, however, reserves the right to revise its form of Notice of Exercise from time-to-time as it determines to be appropriate. If, at the time of the exercise of this Option, the Bank does not have an effective registration statement on file with the Securities and Exchange Commission that covers the issuance of shares upon the exercise of this Option, the Notice of Exercise will also contain certain representations from the Optionee as required under applicable state and federal securities laws. A copy of the then-current form of Notice of Exercise may be obtained at any time from the Bank. A notice will only be effective if submitted on the form in effect at the time of such exercise.

3.3 Payment of Exercise Price. The Notice of Exercise must indicate the manner of payment of the Exercise Price for the number of shares so purchased. Payment may be made by check. The Bank, in its sole discretion, may permit the Exercise Price to be paid, in whole or in part, by the surrender to the Bank for cancellation of other securities of the Bank that have been owned by the Optionee for at least six-months with a fair market value equal to the Option Price for the number of shares so purchased. Securities of the Bank that are surrendered for cancellation will be valued at the publicly reported price for the last sale on the last business day preceding the day the Bank receives the Notice of Exercise, or, if there are no publicly reported prices for such securities, at the fair market value of such securities as determined in good faith by the Bank's Board of Directors of the Committee. If the Exercise Price is being paid in whole or in part by the delivery of other securities of the Bank, the Notice of Exercise must be accompanied by delivery of the certificates or instruments representing such other securities duly endorsed for cancellation.

3.4 Delivery of Shares Following Exercise. The Bank will make delivery of the Option Shares purchased within a reasonable time after it receives the Notice of Exercise and payment in full of the Exercise Price of the Option Shares being purchased. However, if any law or regulation requires the Bank to take any action with respect to the issuance of the Option shares, including, without limitation, actions that may be required for compliance with federal and state securities laws or the listing requirements of any stock exchange upon which the Bank's Common Stock is then listed, then the date of delivery of such shares may be extended for the period necessary to take such action. The Optionee shall only become the holder of such shares upon the actual issuance of the stock certificate representing such shares.

4. **Termination and/or Acceleration of the Option Upon Certain Events**

4.1 Effect of the Death of the Optionee. If the Optionee dies while an employee or director of the Bank or any Subsidiary, this Option will terminate one year after the date of such death or, if sooner, upon the Expiration Date. In such event, this Option may be exercised only to the extent the Optionee was entitled to exercise this Option on the date of the Optionee's death and only by the person or persons to whom the Optionee's rights under this Option may pass by the Optionee's will or by the laws of descent and distribution of the state or country of the Optionee's domicile at the time of death.

4.2 Effect of the Disability of the Optionee. If the Optionee becomes totally and permanently disabled (as defined in Section 22 (e) (3) of the Internal Revenue Code of 1986, as amended) while an employee of the Bank or any Subsidiary, this Option will terminate one year after the date of such termination of employment, director service, or if sooner, upon the Expiration Date. In such event, this Option may be exercised only to the extent the Optionee was entitled to exercise this Option on the date of such termination.

4.3 Effect of Termination of the Employment of the Optionee. If the Optionee's employment or service to the Bank or any Subsidiary terminates as a result of the Optionee's retirement or for any reason other than the reasons set forth in Sections 4.1 or 4.2 of this Option, this Option will terminate three (3) months after the date of such termination of employment or, if sooner, upon the Expiration Date. In such event, this Option may be exercised only to the extent the Optionee was entitled to exercise this Option on the date of such termination. For purposes of this Option, the Optionee's employment with the Bank or any Subsidiary shall be considered to have terminated if the Optionee for any reason becomes a "part-time" employee as such term is defined in the Bank's then existing employment rules or guidelines.

4.4 Effect of a Change of Control of the Bank. In the event of (a) a merger, consolidation, plan of exchange or voluntary share exchange agreement with one or more corporations in which the shareholders of the Bank immediately prior to such transaction do not, following such transaction, continue to hold securities with voting rights equal to at least 50% of all votes entitled to be cast in the election of directors of the surviving entity, (b) a sale of all or substantially all of the assets of the Bank or (c) the dissolution and liquidation of the Bank (collectively a "Change of control Transaction"), (i) this Option may be assumed by the successor in interest in such Change of Control Transaction, (ii) the Optionee may receive from the successor in interest in such Change of Control Transaction a replacement option with rights which are economically equivalent to the rights under this Option at the time of such Change of Control Transaction or, (iii) if neither of the foregoing occurs, this Option shall terminate upon the closing of the Change of Control Transaction. If, in a Change of Control Transaction, this Option is neither assumed nor replaced by the successor in interest, the Optionee shall be provided with notice at least thirty (30) days prior to the closing of such Change of Control Transaction and shall be entitled to exercise this Option as to all of the Option Shares without regard to the vesting schedule set forth in Section 2.1.

5. Representations, Warranties and Covenants of the Optionee.

5.1 No Effect on Employment. The Optionee understands and agrees that nothing contained in this Option will be construed to limit or restrict the rights of the Bank to terminate the employment or service as a director of the Optionee at any time, with or without cause, to change the duties of the Optionee or to increase or decrease the Optionee's compensation. Without limiting the foregoing, the Optionee understands and agrees that the vesting of shares under this Option is subject to and is conditioned upon the continued employment of the Optionee by the Bank or a Subsidiary and that such employment or director service can be terminated at any time by the Bank or its Subsidiary.

5.2 Rights Prior to Exercise of This Option. The Optionee understands and agrees that the Optionee will have no rights as a shareholder in the Option Shares, including without limitation the right to vote or receive dividends, until the issuance of the shares is reflected in the Bank's stock transfer records.

5.3 Tax Implications. The Optionee understands that, under federal income tax laws as they currently exist, the exercise of this Option will result in ordinary income in the amount by which the fair market value of the shares acquired upon exercise exceeds the Exercise Price.

5.4 Underwriter's Lock-up. The Optionee by accepting this Option agrees that whenever the Bank undertakes a firm underwritten public offering of its securities and if requested by the managing underwriter in such offering, the Optionee will enter into an agreement not to sell or dispose of any securities of the Bank owned or controlled by the Optionee provided that such restriction will not extend beyond twelve (12) months from the effective date of the registration statement filed in connection with such offering.

5.4 Disclosures. The Optionee acknowledges receipt of a copy of the Plan and certain related information and represents that Optionee has fully reviewed the terms and conditions of the Plan and this Option and has had opportunity to obtain the advice of counsel prior to executing this Option. The Optionee represents and warrants that the Optionee is not relying upon any representations, agreements or understandings of or with the Bank except for those set forth in this Option.

6. Miscellaneous Provisions.

6.1 Binding Effect. This Option will be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, and assigns.

6.2 Notices. All notices to the Optionee or other persons then entitled to exercise this Option will be delivered at the address contained in the records of the Bank or such other address as maybe specified in writing by the Optionee or such other person. All notices to the Bank will be delivered at its principal offices.

6.3 Governing Law and Interpretation. This Option will be governed by laws of the State of Oregon as to all matters, including but not limited to matters of validity, construction, effect, and performance, without giving effect to rules of choice of law. This Option hereby incorporates by reference all of the provisions of the Plan and will in all respects be interpreted and construed in such manner as to effectuate the intent of the Plan. In the event of a conflict between the terms of this Option and the Plan, the terms of the plan will prevail, All matters of interpretation of the Plan and this Option, including the applicable terms and conditions and the definitions of the words, will be determined in the sole and final discretion of the Committee or the Bank's Board of Directors.

6.4 Attorney Fees. If any suit or action is instituted in connection with any controversy arising out of this Option or the enforcement of any right hereunder, the prevailing party will be entitled to recover, in addition to costs, such sums as the court may adjudge reasonable as attorney fees, including fees on any appeal.

COLUMBIA COMMUNITY BANK

BY:

Attest:

OPTIONEE:

NOTICE OF EXERCISE

TO: COLUMBIA COMMUNITY BANK

This notice of Exercise serves as an irrevocable notice from the undersigned of the undersigned's intent to exercise the following Stock Option to purchase shares of the Bank's Common Stock (all of which are vested under the Option) under and in accordance with the terms and conditions set forth in the Option and Plan.

Date of Grant of the Option ______________________, ________

Number of Shares being Purchased through the exercise of the Option ______________________

Exercise Price Per Share $______________________

Aggregate Exercise Price $______________________
(must equal number of shares multiplied by exercise price per share)

Method of Payment (indicate selected method)

_______ Cash Payment. My check is stapled to this notice.

_______ Delivery of other securities of the Bank which I have held for at least six months. The certificates or instruments that represent those securities are enclosed, duly endorsed for cancellation.

_______ Cashless Exercise and Same-Day Sale through Broker. I have instructed the following broker to issue a check payable to the Bank from my account in an amount equal to the aggregate exercise price.
Name of Broker: ______________________
Mailing Address: ______________________
____
Telephone Number: ______________________

OPTIONEE:

______________________ ______________________
(signature of the Optionee) *(name of the Optionee, printed)*

______________________ ______________________
______________________ *(date of signing of notice of exercise)*
____

____
(Optionee's social security number)

SAMPLE

INCENTIVE STOCK OPTION

This Incentive Stock Option is granted under the terms of the Combined Incentive and Non-Qualified Stock Option Plan, dated October 19th,1999 (the "Plan") of Columbia Community Bank, an Oregon banking corporation (the "Bank"). Unless otherwise defined herein, terms in this Option shall have the same meanings as defined in the Plan.

The "Optionee"

Number of Shares of the Bank's Common Stock

"Exercise Price" per Share
[Must be at least equal to 100% of the current fair market value of the stock or, if the optionee is a ten percent (10%) or greater shareholder of the Bank, at least equal to 110% of the current fair market value of the stock.]

"Date of Grant"

"Expiration Date"
[May be not more that 10 years after the Date of Grant or, if the optionee is a ten percent (10%) or greater shareholder of the Bank, not more than 5 years after the Date of Grant.]

1. **Terms of the Option.**

1.1 Grant of Option The Bank hereby grants to the Optionee the right, privilege, and option to purchase up to the number of shares indicated above, subject to adjustment as hereinafter set forth in Section 1.2 below, of the Bank's Common Stock (the "Option Shares") at the Exercise Price per share as indicated above (the "Option"). The Option may only be exercised as to a whole number of shares of Common Stock.

1.2. Adjustments Upon Changes in Capitalization. In the event of changes in the outstanding securities of the Bank by reason of stock dividends, stock splits, combinations, reclassification of securities, exchanges of shares, or reorganizations, the number and class of securities of the Bank deliverable upon the exercise of this Option, the Exercise Price and the vesting schedule under this Option will be subject to adjustment. Adjustments under this Section 1.2 will be made by either the Committee or by the Bank's Board of Directors and their determination as to what adjustments will be made, and the extent thereof, will be final, binding, and conclusive.

1.3 Status of this Option as an Incentive Stock Option. It is intended by the Bank that this Option will qualify as an incentive stock option within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended. However, if this Option fails in whole or in part to qualified as an incentive stock option for any reason, this Option shall continue to be valid, shall be an incentive stock option to the fullest extent permitted and otherwise shall be treated as a non-qualified stock option. The Bank shall not have any liability to the Optionee for any failure of this Option to qualify, in whole or in part, as an incentive stock option.

1.4 Nontransferability of Option. This Option and the rights of the Optionee under this Option may not be transferred in any manner except by will or by the laws of descent and distribution upon the death of the Optionee.

1.5 Reservation of Shares. The Bank agrees that at all times there will be reserved for issuance upon exercise of this Option such number of shares of its Common Stock as is required for such issuance.

2. **Time of Exercise of Option.**

2.1 When the Option Becomes Exercisable. This Option may only be exercised on or after **October 19th, 2000** in accordance with the following vesting schedule and only to the extent not previously exercised:

On or After	Maximum Number of Shares
________________, ______	______________________
________________, ______	______________________

The number of Shares indicated in the foregoing vesting schedule may be adjusted in accordance with Section 1.2. The foregoing vesting schedule may be accelerated under certain circumstances as set forth in Section 4 of this Option. ***[Incentive stock options may not become exercisable in any calendar year as to shares with more than an aggregate Exercise Price of $100,000. This includes shares vesting under previously granted incentive stock options.]***

2.2 Effect of Unpaid Leaves of Absence. If at any time during the term of this Option, the Optionee is on unpaid leave from the Bank or any Subsidiary, the Option may not be exercised during such unpaid leave and the dates contained in the foregoing vesting schedule shall be extended by the length of such unpaid leave.

2.3 Expiration and Termination of Option. This Option will expire upon the close of business on the Expiration Date and may terminate earlier upon certain events as set forth in Section 4 of this Option. To the extent that this Option has not been exercised prior to the Expiration Date or any earlier termination, all further rights to purchase shares pursuant to this Option will cease and terminate at such time.

3. **Option Exercise Procedures.**

3.1 Who May Exercise the Option. Only the Optionee (or, in the case of exercise after death of the Optionee, by the executor, administrator, heir, or legatee of the Optionee, as the case may be) may exercise this Option.

3.2 Notice of Exercise. A "Notice of Exercise" must be signed and delivered to the Bank's corporate Secretary or such other person as the Bank may designate at the Bank's principal business office of the Bank. A copy of the Bank's current form of Notice of Exercise is attached hereto. The Bank, however, reserves the right to revise its form of Notice of Exercise from time-to-time as it determines to be appropriate. If, at the time of the exercise of this Option, the Bank does not have an effective registration statement on file with the Securities and Exchange Commission that covers the issuance of shares upon the exercise of this Option, the Notice of Exercise will also contain certain representations from the Optionee as required under applicable state and federal securities laws. A copy of the then-current form of Notice of Exercise may be obtained at any time from the Bank. A notice will only be effective if submitted on the form in effect at the time of such exercise.

3.3 Payment of Exercise Price. The Notice of Exercise must indicate the manner of payment of the Exercise Price for the number of shares so purchased. Payment may be made by check. The Bank, in its sole discretion, may permit the Exercise Price to be paid, in whole or in part, by the surrender to the Bank for cancellation of other securities of the Bank that have been owned by the Optionee for at least six-months with a fair market value equal to the Option Price for the number of shares so purchased. Securities of the Bank that are surrendered for cancellation will be valued at the publicly reported price for the last sale on the last business day preceding the day the Bank receives the Notice of Exercise, or, if there are no publicly reported prices for such securities, at the fair market value of such securities as determined in good faith by the Bank's Board of Directors or the Committee. If the Exercise Price is being paid in whole or in part by the delivery of other securities of the Bank, the Notice of Exercise must be accompanied by delivery of the certificates or instruments representing such other securities duly endorsed for cancellation.

3.4 Delivery of Shares Following Exercise. The Bank will make delivery of the Option Shares purchased within a reasonable time after it receives the Notice of Exercise and payment in full of the Exercise Price of the Option Shares being purchased. However, if any law or regulation requires the Bank to take any action with respect to the issuance of the Option Shares, including, without limitation, actions that may be required for compliance with federal and state securities laws or the listing requirements of any stock exchange upon which the Bank's Common Stock is then listed, then the date of delivery of such shares may be extended for the period necessary to take such action. The Optionee shall only become the holder of such shares upon the actual issuance of the stock certificate representing such shares.

4. **Termination and/or Acceleration of the Option Upon Certain Events**

4.1 Effect of the Death of the Optionee. If the Optionee dies while an employee of the Bank or any Subsidiary, this Option will terminate one year after the date of such death or, if sooner, upon the Expiration Date. In such event, this Option may be exercised only to the extent the Optionee was entitled to exercise this Option on the date of the Optionee's death and only by the person or persons to whom the Optionee's rights under this Option may pass by the Optionee's will or by the laws of descent and distribution of the state or country of the Optionee's domicile at the time of death.

4.2 Effect of the Disability of the Optionee. If the Optionee becomes totally and permanently disabled (as defined in Section 22 (e)(3) of the Internal Revenue Code of 1986, as amended) while an employee of the Bank or any Subsidiary, this Option will terminate one year after the date of such termination of employment or, if sooner, upon the Expiration Date. In such event, this Option may be exercised only to the extent the Optionee was entitled to exercise this Option on the date of such termination.

4.3 Effect of Termination of the Employment of the Optionee. If the Optionee's employment with the Bank or any Subsidiary terminates as a result of the Optionee's retirement or for any reason other than the reasons set forth in Sections 4.1 or 4.2 of this Option, this Option will terminate three (3) months after the date of such termination of employment or, if sooner, upon the Expiration Date. In such event, this Option may be exercised only to the extent the Optionee was entitled to exercise this Option on the date of such termination. For purposes of this Option, the Optionee's employment with the Bank or any Subsidiary shall be considered to have terminated if the Optionee for any reason becomes a "part-time" employee as such term is defined in the Bank's then existing employment rules or guidelines.

4.4 Effect of a Change of Control of the Bank. In the event of (a) a merger, consolidation, plan of exchange or voluntary share exchange agreement with one or more corporations in which the shareholders of the Bank immediately prior to such transaction do not, following such transaction, continue to hold securities with voting rights equal to at least 50% of all votes entitled to be cast in the election of directors of the surviving entity, (b) a sale of all or substantially all of the assets of the Bank or (c) the dissolution and liquidation of the Bank (collectively a "Change of Control Transaction"), (i) this Option may be assumed by the successor in interest in such Change of Control Transaction, (ii) the Optionee may receive from the successor in interest in such Change of Control Transaction a replacement option with rights which are economically equivalent to the rights under this Option at the time of such Change of Control Transaction or, (iii) if neither of the foregoing occurs, this Option shall terminate upon the closing of the Change of Control Transaction. If, in a Change of Control Transaction, this Option is neither assumed nor replaced by the successor in interest, the Optionee shall be provided with notice at least thirty (30) days prior to the closing of such Change of Control Transaction and shall be entitled to exercise this Option as to all of the Option Shares without regard to the vesting schedule set forth in Section 2.1. ***[Note that acceleration may cause options to longer qualify as incentive stock options but the Change of Control Transaction may amount to a disqualifying disposition anyway.]***

5. **Representations, Warranties and Covenants of the Optionee.**

5.1. No Effect on Employment. The Optionee understands and agrees that nothing contained in this Option will be construed to limit or restrict the rights of the Bank to terminate the employment of the Optionee at any time, with or without cause, to change the duties of the Optionee or to increase or decrease the Optionee's compensation. Without limiting the foregoing, the Optionee understands and agrees that the vesting of shares under this Option is subject to and is conditioned upon the continued employment of the Optionee by the Bank or a Subsidiary and that such employment can be terminated at any time by the Bank or its Subsidiary.

5.2. Rights Prior to Exercise of This Option. The Optionee understands and agrees that the Optionee will have no rights as a shareholder in the Option Shares, including without limitation the right to vote or receive dividends, until the issuance of the shares is reflected in the Bank's stock transfer records.

5.3. Tax Implications. The Optionee understands that, under federal income tax laws as they currently exist, the exercise of this Option may result in alternative minimum taxes and that the sale of shares acquired by exercise of this Option either within two (2) years of the Grant Date or within one (1) year of the date on which this Option is exercised (a "Disqualifying Disposition") will result in ordinary income to the Optionee in an amount equal to the difference between the Exercise Price and the lesser of the fair market value of the shares acquired on the date of such exercise or the amount realized in the Disqualifying Disposition. If the Optionee makes a Disqualifying Disposition, the Optionee will immediately notify the Bank that such has occurred and will pay to the Bank the amount of any federal, state, or local income taxes that the Bank may be required to withhold under applicable law.

5.4 Underwriter's Lock-up. The Optionee by accepting this Option agrees that whenever the Bank undertakes a firm underwritten public offering of its securities and if requested by the managing underwriter in such offering, the Optionee will enter into an agreement not to sell or dispose of any securities of the Bank owned or controlled by the Optionee provided that such restriction will not extend beyond twelve (12) months from the effective date of the registration statement filed in connection with such offering.

5.5 Disclosures. The Optionee acknowledges receipt of a copy of the Plan and certain related information and represents that Optionee has fully reviewed the terms and conditions of the Plan and this Option and has had opportunity to obtain the advice of counsel prior to executing this Option. The Optionee represents and warrants that the Optionee is not relying upon any representations, agreements or understandings of or with the Bank except for those set forth in this Option.

6. Miscellaneous Provisions

6.1. Binding Effect. This Option will be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, and assigns.

6.2. Notices. All notices to the Optionee or other persons then entitled to exercise this Option will be delivered at the address contained in the records of the Bank or such other address as may be specified in writing by the Optionee or such other person. All notices to the Bank will be delivered at its principal offices.

6.3. Governing Law and Interpretation. This Option will be governed by the laws of the State of Oregon as to all matters, including but not limited to matters of validity, construction, effect, and performance, without giving effect to rules of choice of law. This Option hereby incorporates by reference all of the provisions of the Plan and will in all respects be interpreted and construed in such manner as to effectuate the intent of the Plan. In the event of a conflict between the terms of this Option and the Plan, the terms of the Plan will prevail. All matters of interpretation of the Plan and this Option, including the applicable terms and conditions and the definitions of the words, will be determined in the sole and final discretion of the Committee or the Bank's Board of Directors.

6.4. Attorney Fees. If any suit or action is instituted in connection with any controversy arising out of this Option or the enforcement of any right hereunder, the prevailing party will be entitled to recover, in addition to costs, such sums as the court may adjudge reasonable as attorney fees, including fees on any appeal.

COLUMBIA COMMUNITY BANK

By:

Attest:

By:

OPTIONEE:

NOTICE OF EXERCISE

TO: COLUMBIA COMMUNITY BANK

This Notice of Exercise serves as an irrevocable notice from the undersigned of the undersigned's intent to exercise the following Stock Option to purchase shares of the Bank's Common Stock (all of which are vested under the Option) under and in accordance with the terms and conditions set forth in the Option and Plan.

Date of Grant of the Option ______________________, ______

Number of Shares being Purchased through the exercise of the Option ______________________

Exercise Price per Share $______________________

Aggregate Exercise Price $______________________
(must equal number of shares multiplied by exercise price per share)

Method of Payment ***(indicated selected method)***

_______ Cash Payment. My check is stapled to this notice.

_______ Delivery of other securities of the Bank which I have held for at least six months. The certificates or instruments that represent those securities are enclosed, duly endorsed for cancellation.

_______ Cashless Exercise and Same-Day Sale through Broker. I have instructed the following broker to issue a check payable to the Bank from my account in an amount equal to the aggregate exercise price.
Name of Broker: ______________________
Mailing Address: ______________________
____
Telephone Number: ______________________

OPTIONEE:

______________________ *(signature of the Optionee)*

______________________ *(name of the Optionee, printed)*

____
____
______________________ *(mailing address for shareholder records)*

______________________ *(date of signing of notice of exercise)*

______________________ *(Optionee's social security number)*

30016712.01

Exhibit 6.4

COLUMBIA COMMERCIAL BANCORP

2004 STOCK INCENTIVE PLAN

1. Purpose of the Plan

The purpose of this Stock Incentive Plan (the "Plan") is to advance the interests of Columbia Commercial Bancorp, an Oregon corporation (the "Company") and its shareholders by enabling the Company to attract and retain the services of people with training, experience and ability and to provide additional incentive to Employees and non-employee directors of the Company and others who provide services to the Company by giving them an additional opportunity to participate in the ownership of the Company.

2. Definitions

As used herein, the following definitions will apply:

(a) "Acquired Company" means any corporation or other entity that becomes a majority owned Subsidiary, after the Effective Date, by merger, consolidation, acquisition of all or substantially all of its assets or otherwise.

(b) "Authorized Shares" means the number of shares of Common Stock authorized for issuance under all Awards, as set forth in Section 3.1 of this Plan.

(c) "Available Shares" means the number of shares of Common Stock available under this Plan for future awards at any given time.

(d) "Award" means any grant of an Incentive Stock Option, any grant of a Non-Qualified Stock Option or the making of any Restricted Stock Grant.

(e) "Board of Directors" means the Company's Board of Directors.

(f) "Change of Control Transaction" means (i) the adoption of a plan of dissolution or liquidation with respect to the Company, (ii) the consummation of any plan of exchange, merger or consolidation with one or more Companies in which the Company is not the surviving entity, or in which the security holders of the Company prior to such transaction do not receive in the transaction securities with voting rights with respect to the election of directors equal to 50% or more of the votes of all classes of securities of the surviving corporation or (iii) the consummation of a sale of all of substantially all of the Company's assets following a shareholder vote on such sale.

(g) "Company" means Columbia Commercial Bancorp and its Subsidiaries and, unless the context requires otherwise, and any successor or assignee of the Company by merger, consolidation, acquisition of all or substantially all of the Company's assets or otherwise.

(h) "Committee" means any committee appointed by the Board of Directors in accordance with Article 5 of this Plan, or, the Board of Directors, if no such committee is then in existence.

(i) "Common Stock" means the Company's common stock.

(j) "Disabled" means having a mental or physical impairment that has lasted or is expected to last for a continuous period of twelve (12) months or more and, in the Committee's sole discretion, renders an Optionee unable to perform the duties that were assigned to the Optionee during the twelve (12) month period prior to such determination. The Committee's determination of the existence of an individual's disability will be effective when communicated in writing to the Optionee and will be conclusive on all of the parties.

(k) "Effective Date" means the date on which this Plan is approved by the Board of Directors.

(l) "Employee" means any person employed by the Company or a Subsidiary.

(m) "Exercise Price" means the price per share at which shares of Common Stock may be purchased upon exercise of an Incentive Stock Option or a Non-Qualified Stock Option.

(n) "Fair Market Value" with respect to shares of Common Stock for any date means:

1) If the Common Stock is traded on a national securities exchange or on either the NASDAQ National Market or NASDAQ Small-Cap Market, the "Fair Market Value" of a share of Common Stock will be the average between the lowest and highest reported sales price of the Common Stock for such date, or if no transactions occurred on such date, on the last date on which trades occurred;

2) If the Common Stock is not traded on a national securities exchange or on NASDAQ but bid and asked prices are regularly quoted on the OTC Bulletin Board Service, by the National Quotation Bureau or any other comparable service, the "Fair Market Value" of a share of Common Stock will be the average between the highest bid and lowest asked prices of the Common Stock as reported by such service at the close of trading for such date or, if such date was not a business day, on the preceding business day; or

3) If there is no public trading of the Common Stock within the terms of subparagraphs 1 or 2 of this subsection, the "Fair Market Value" of a share of Common Stock will be as determined by the Committee in its sole discretion.

(o) "Grantee" means any individual who receives a Restricted Stock Grant.

(p) "Incentive Stock Option" means an option to purchase shares of Common Stock that the Committee indicates is intended to qualify as an incentive stock option within the meaning of Section 422 of the Internal Revenue Code and is granted under Article 6 of this Plan.

(q) "Incentive Option Agreement" means the agreement between the Company and the Optionee evidencing the grant of an Incentive Stock Option.

(o) "Internal Revenue Code" means the Internal Revenue Code of 1986, as amended.

(r) "Non-Qualified Stock Option" means an option to purchase shares of Common Stock that the Committee either indicates is intended to be a Non-Qualified stock option, indicates is <u>not</u> intended to qualify as an incentive stock option within the meaning of Section 422 of the Internal Revenue Code and is granted under Article 7 of this Plan, or although indicated by the Committee as an Incentive Stock Option does not qualify within the meaning of Section 422 of the Internal Revenue Code.

(s) "Non-Qualified Option Agreement" means the agreement between the Company and the Optionee evidencing the grant of a Non-Qualified Stock Option.

(t) "Optionee" means any individual who is granted an Incentive Stock Option or a Non-Qualified Stock Option.

(u) "Option Agreement" refers to an Incentive Option Agreement or Non-Qualified Option Agreement, as the case may be.

(v) "Outstanding Stock Options" means all Stock Options that, at such time, have not yet been exercise, expired, terminated or cancelled.

(w) "Restricted Stock Grant" means a grant of shares of Common Stock pursuant to this Plan, regardless of whether the Grantee receives the shares covered by such grant solely for services or for a combination of services and cash payment to the Company.

(x) "Restricted Stock Agreement" means the written agreement between the Company and a Grantee that evidences a Restricted Stock Grant.

(y) "Securities Act" means the Securities Act of 1933, as amended.

(z) "Significant Shareholder" means any person who owns stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any parent or Subsidiary of the Company. For purposes of this definition a person shall be considered the owner of all stock owned directly or indirectly by or for such person's siblings, spouse, ancestors and lineal descendants. In addition, stock owned, directly or indirectly, by or for a corporation, partnership, estate or trust shall be considered as being owned proportionately by or for its shareholders, partners or beneficiaries to the extent required by Section 422 of the Internal Revenue Code.

(aa) "Subsidiary" of the Company means any corporation or other entity owned or controlled by the Company in an unbroken chain of corporations or other entities in which each of the corporations or other entities other than last corporation or other entity owns fifty percent (50%) or more of the total combined voting power of all classes of equity ownership interests in the other corporations or other entities in such chain.

(bb) "Stock Option" refers to Incentive Stock Option and Non-Qualified Stock Options.

(cc) "Tax Withholding" means all amounts determined by the Company to be required to satisfy applicable federal, state and local tax withholding requirements upon the exercise of a Stock Option, the disqualifying disposition of shares of Common Stock acquired by exercise of a Stock Option, the vesting of shares under a Restricted Stock Grant, a Grantee making an election under Section 83(b) of the Internal Revenue Code with respect to a Restricted Stock Grant or as otherwise may be required under applicable tax laws.

3. Stock Subject to the Plan

3.1 **Aggregate Number of Authorized Shares.** Subject to adjustment in accordance with Section 10.1, the total number of Authorized Shares is initially established at 94,000 shares. Beginning January 30, 2004 ending fiscal year 2014, the number of Authorized Shares shall be increased as of the last day of each fiscal year by an amount sufficient to increase the number of Authorized Shares to be equal to Twenty Percent (20%) of the outstanding Common Stock as of the last day of such fiscal year rounded to the nearest 1,000 shares. Notwithstanding any other provision of this Plan, the maximum number of shares of Common Stock authorized for issuance under Incentive Stock Options is 30,000 shares.

3.2 **Number of Available Shares.** At any point in time, the number of Available Shares shall be the number of Authorized Shares minus:

(a) the number of shares of Common Stock issued upon the exercise of Stock Options; and

(b) the number of shares of Common Stock covered by Outstanding Stock Options; and

(c) the number of shares of Common Stock covered by Restricted Stock Grants except to the extent that unvested shares are forfeited and repurchased by the Company pursuant to the terms of a Restricted Stock Agreement.

If a Stock Option expires, terminates or is cancelled for any reason without having been exercised in full, the shares of Common Stock covered by such Stock Option that were not purchased through the exercise of such Stock Option will again become Available Shares. If shares of Common Stock covered by a Restricted Stock Grant are repurchased by the Company pursuant to the terms of a Restricted Stock Agreement, those shares will again become Available Shares. Shares of Common Stock used by an Optionee to satisfy any income tax withholding obligations upon the exercise of a Non-Qualified Stock Option shall nonetheless, for purposes of this Plan, be considered as having been issued upon the exercise of such option.

3.3 **Reservation of Shares**. Available Shares shall consist of authorized but unissued shares of the Company's Common Stock. At all times, the Company will reserve for issuance shares of Common Stock equal to the sum of (i) the number of shares covered by Outstanding Stock Options and (ii) the number of Available Shares.

3.4 **Annual Limit on Number of Shares to Any One Person.** No person will be eligible to receive Awards which, in aggregate, exceed 1000 shares in any calendar year except in connection with the hiring or commencement of services from such person in which case the limit shall be 2000 shares during such calendar year. However, the foregoing limitation shall not apply to Awards of Stock Options in substitution for outstanding stock options of an Acquired Company that are cancelled in connection with the acquisition of an Acquired Company.

4. Commencement and Duration of the Plan

4.1 **Effective Date of the Plan.** This Plan will be effective as of January 30, 2004, subject to the provisions of Section 4.2.

4.2 **Shareholder Approval of the Plan.** This Plan will be submitted to the shareholders of the Company for their approval within twelve (12) months of the Effective Date. This Plan will be deemed approved by the shareholders if approved by a majority of the votes cast at a duly held meeting of the Company's shareholders at which a quorum is present in person or by proxy. Awards may be made prior to such shareholder approval provided that such Awards are conditioned upon such approval and state by their terms that they will be null and void if shareholder approval is not obtained.

4.3 **Termination of the Plan.** This Plan will terminate ten (10) years from the Effective Date. In addition, the Board of Directors will have the right to suspend or terminate this Plan at any time. Termination of the Plan will not terminate or otherwise affect any Outstanding Stock Option, Option Agreement, Restricted Stock Grant or Restricted Stock Agreement.

5. Administration

Subject to the provisions of this Plan and any additional terms or conditions which, from time to time, may be imposed by the Board of Directors, the Committee will administer this Plan and will have the authority, in its sole discretion, to grant Incentive Stock Options and Non-Qualified Stock Options and to make Restricted Stock Grants in accordance with Articles 6, 7 and 9, respectively. Notwithstanding the foregoing, in connection with the acquisition of a corporation or entity that will become an Acquired Company, the Board of Directors shall retain (but may delegate to the Committee) the right to agree to grant Stock Options or make Restricted Stock Grants in substitution for stock options granted by the Acquired Company prior to the date of such acquisition that remain outstanding and not exercised as of such date. From time to time, the Committee may adopt rules and regulations relating to the administration of this Plan and may seek the advice of legal, tax, accounting and compensation advisors. Decisions of the Committee with respect to the administration of this Plan, the interpretation or construction of this Plan or the interpretation or construction of any written agreement evidencing an Award will be final and conclusive, subject only to review by the full Board of Directors. The Committee may correct any defect, supply any omission or reconcile any inconsistency in this Plan or in any agreement evidencing an Award in the manner and to the extent it deems appropriate. The Committee may accelerate the vesting of Stock Options and Restricted Stock Grants in connection with the occurrence of a Change of Control Transaction and may do so, in whole or in part, on any basis that it determines to be appropriate.

The Board of Directors shall appoint the Committee, which shall consist of at least two members of the Board of Directors. For purposes of this paragraph, directors who are (i) not "outside directors" as such term is defined in Treasury Regulation §1.162-27(e)(3), (ii) directors who are not "non-employee directors" as such term is defined in Rule 16b-3 issued by the Securities and Exchange Commission under Section 16 of the Securities Exchange Act of 1934, as amended, ("Rule 16b-3") and (iii) directors that fail to meet the requirements for service on a compensation committee as set forth in the listing standards of the exchange or market on which the Common Stock primarily trades are referred to as "Abstaining Directors." The appointment to the Committee of one or more Abstaining Directors shall not invalidate any of the Committee's actions. An Abstaining Director shall be deemed to have abstained from any action of the Committee for which an "Abstaining Director," under the respective rule giving rise to such designation, is prohibited from participating (notwithstanding any statement to the contrary which may be contained in minutes of a meeting of the Committee). If the Committee proposes to take an action by unanimous consent in lieu of a meeting, an Abstaining Director shall be deemed to not be a member of the Committee for the purpose of such consent with respect to any actions for which such member is deemed to be an Abstaining Director.

If no Committee is appointed, the Board of Directors will have all the powers, duties and responsibilities of the Committee as set forth in this Plan. In addition, the Board of Directors may abolish a Committee and assume the duties and responsibilities of the Committee at any time by resolution duly adopted by the Board of Directors.

6. Incentive Stock Option Terms and Conditions

Incentive Stock Options will be subject to the following terms and conditions.

6.1 **Requirement for a Written Agreement**. Each Incentive Stock Option will be evidenced by a written Incentive Option Agreement. The Committee, from time to time, will determine the form of Incentive Option Agreement. Except as provided in Section 6.13, the terms of every Incentive Option Agreement must be consistent with this Plan. Any inconsistencies between any Incentive Option Agreement and this Plan will be resolved in accordance with the terms and conditions specified in this Plan. Except as expressly required by this Article 6, the terms and conditions of each Incentive Stock Option do not need to be identical.

6.2 **Who May be Granted an Incentive Stock Option.** An Incentive Stock Option may be granted to any Employee who, in the judgment of the Committee, has performed or will perform services important to the management, operation and development of the business of the Company or of one or more of its Subsidiaries. The Committee, in its sole discretion, shall determine when and to which Employees Incentive Stock Options are granted.

6.3 **Number of Shares Covered by an Incentive Stock Option.** Each Incentive Option Agreement shall specify the number of shares of Common Stock that may be purchased upon exercise of the Incentive Stock Option, as determined by the Committee in its sole discretion.

6.4 **Vesting Schedule under an Incentive Stock Option.** Each Incentive Option Agreement shall specify when and to what extent the Incentive Stock Option is exercisable, and may provide that the Incentive Stock Option is immediately exercisable as to all of the shares of Common Stock covered by such option or is only exercisable in accordance with a vesting schedule.

Notwithstanding any term to the contrary set forth in any Incentive Option Agreement, an Incentive Stock Option granted to a person who, at the time of the grant, was an executive officer of the Company will not become exercisable until after six (6) months from the date of such grant unless the Award was approved either by (i) a committee of non-employee directors within the requirements of Rule 16b-3 or (ii) the full Board of Directors. To the extent that an Incentive Stock Option (together with other incentive stock options within the meaning of Section 422 of the Internal Revenue Code held by such Optionee with an equal or lower exercise price per share) purports to become exercisable for the first time during any calendar year as to shares of Common Stock with a Fair Market Value (determined at the time of grant) in excess of $100,000, such excess shares shall be considered to be covered by a Non-Qualified stock option and not an incentive stock option within the meaning of Section 422 of the Internal Revenue Code.

6.5 **Exercise Price of an Incentive Stock Option.** Each Incentive Option Agreement shall specify the Exercise Price of the Incentive Stock Option. The Exercise Price will be 100% of Fair Market Value as of the date on which the Incentive Stock Option was granted. However, if the Optionee is a Significant Shareholder, the Exercise Price will be 110% of Fair Market Value as of the date on which the Incentive Stock Option was granted.

6.6 Duration of an Incentive Stock Option--Generally. Each Incentive Option Agreement shall set forth the term of the Incentive Stock Option provided that such term will not exceed 10 years from the date on which such option was granted. Notwithstanding the foregoing, if the Optionee is a Significant Shareholder, the term will not exceed 5 years from the date on which the Incentive Stock Option was granted. The Optionee shall have no further right to exercise an Incentive Stock Option following the expiration of such term.

6.7 The Effect of Termination of the Optionee's Employment on the Term of an Incentive Stock Option. If an Optionee ceases to be an Employee for any reason other than as a result of the Optionee dying or becoming Disabled (as provided for in Section 6.9 and Section 6.10, respectively), all Incentive Stock Options granted to such Optionee shall terminate, to the extent that they are not exercised within 3 months following the date the Optionee ceases to be an Employee. The foregoing provision will not extend the time within which an Incentive Stock Option may be exercised beyond the expiration of the term of such option. No additional vesting shall occur after the date the Optionee ceases to be an Employee. The Incentive Option Agreement may, in the discretion of the Committee, provide that if the Optionee's employment is terminated by the Company for cause (as defined by an employment or severance agreement between the Company and the Employee, or if not so defined, as determined by the Company's President or Board of Directors in their reasonable discretion) the Incentive Stock Option will terminate immediately upon the Company's notice to the Optionee of such termination.

6.8 The Effect of a Leave of Absence on an Incentive Stock Option. An Optionee shall not cease to be an Employee, for purposes of Section 6.7, if the Optionee is on sick leave, family leave, military leave or any other leave of absence that is approved by the Committee. The Committee, in its sole discretion, may determine whether or not an Incentive Stock Option shall continue to vest during any sick leave, family leave, military leave or other approved leave of absence. If an Optionee's sick leave, family leave, military leave or other approved leave of absence continues for more than ninety (90) days and reemployment of the Optionee is not guaranteed by contract or statute, the Optionee's Incentive Stock Option may cease to qualify as an incentive stock option within the meaning of Section 422 of the Internal Revenue Code. In such event, the Stock Option will nonetheless continue as a Non-Qualified Stock Option under this Plan.

6.9 The Effect of the Death of an Optionee on the Term of an Incentive Stock Option. If an Optionee ceases to be an Employee as a result of the death of the Optionee, all Incentive Stock Options granted to such Optionee shall terminate to the extent that they are not exercised within twelve (12) months following the date of the Optionee's death. The foregoing provision will not extend the time within which an Incentive Stock Option may be exercised beyond the expiration of the term of such option and no additional vesting shall occur after the date of the Optionee's death.

6.10 The Effect of the Disability of an Optionee on the Term of an Incentive Stock Option. If an Optionee ceases to be an Employee as a result of the Optionee was becoming disabled, all Incentive Stock Options granted to such Optionee shall terminate to the extent that they are not exercised within twelve (12) months following the date the Optionee became disabled. The foregoing provision will not extend the time within which an Incentive Stock

Option may be exercised beyond the expiration of the term of such option and no additional vesting shall occur after the date the Optionee became disabled.

6.11 Transferability. Incentive Stock Options are not transferable except by will or the laws of descent and distribution upon the death of the Optionee.

6.12 Tax Treatment and Savings Clause. Nothing contained in this Plan, any Incentive Option Agreement, any document provided by the Company to an Optionee or any statement made by or on behalf of the Company shall constitute a representation or warranty of the tax treatment of any Incentive Stock Option or that such option will qualify as an incentive stock option under Section 422 of the Internal Revenue Code. Any option that is designated as an Incentive Stock Option but, either in whole or in part, fails for any reason to qualify as an incentive stock option within the meaning of Section 422 of the Internal Revenue Code or fails to satisfy requirements of this Plan that apply only to Incentive Stock Options shall be treated as an incentive stock option to the fullest extent permitted under Section 422 of the Internal Revenue Code and this Plan and, notwithstanding such designation, shall otherwise be treated as a Non-Qualified Stock Option under this Plan.

6.13 Non-Conforming Terms of Substitute Incentive Stock Options. Incentive Stock Options granted in substitution for outstanding incentive stock options of an Acquired Company may deviate from the terms otherwise required by this Article 6 to the extent that the Committee, in its sole discretion upon the advise of its advisors, determines that such non-conforming terms are required or appropriate under applicable tax law, accounting principles or contractual requirements or are otherwise appropriate.

7. Non-Qualified Stock Option Terms and Conditions

Non-Qualified Stock Options may be granted in accordance with the following terms and conditions.

7.1 Requirement for a Written Agreement. Each Non-Qualified Stock Option will be evidenced by a written option agreement ("Non-Qualified Option Agreement). The Committee will determine from time to time the form of Non-Qualified Option Agreement. The terms of the Non-Qualified Option Agreement must be consistent with this Plan and any inconsistencies will be resolved in accordance with the terms and conditions specified in this Plan. Except as otherwise required by this Article 7, the terms and conditions of Non-Qualified Stock Options do not need to be identical.

7.2 Who may be granted a Non-Qualified Stock Option? A Non-Qualified Stock Option may be granted to any Employee, any director of the Company and any other individual who, in the judgment of the Committee, has performed or will perform services important to the management, operation and development of the business of the Company or of one or more of its Subsidiaries. The Committee, in its sole discretion, shall determine when and to whom Non-Qualified Stock Options are granted.

7.3 Number of Shares Covered by a Non-Qualified Stock Option. Each Non-Qualified Option Agreement shall specify the number of shares of Common Stock that may be purchased upon exercise of the Non-Qualified Stock Option, as determined by the Committee in its sole discretion.

7.4 **Vesting Schedule under a Non-Qualified Stock Option.** Each Non-Qualified Stock Option Agreement shall specify when and to what extent the Incentive Stock Option is exercisable, and may provide that the Incentive Stock Option is immediately exercisable as to all of the shares of Common Stock covered by such option or is only exercisable in accordance with a vesting schedule. Any Non-Qualified Stock Option that was not either approved by (i) a committee of non-employee directors within the requirements of Rule 16b-3 or (ii) the full board of directors of the Bank, shall, notwithstanding Section 9.2 hereof or the terms set forth in the Non-Qualified Option Agreement not be exercisable until at least six months after the date of such grant.

7.5 **Exercise Price of a Non-Qualified Stock Option.** The Exercise Price for each Non-Qualified Stock Option will be at least 100% of the Fair Market Value as of the date on which the Non-Qualified Stock Option is granted. However, if it is subsequently determined that the Exercise Price as stated in the Non-Qualified Option Agreement is less than 100% of the Fair Market Value, such fact will not invalidate the Non-Qualified Stock Option.

7.6 **Duration of a Non-Qualified Stock Option--Generally.** Each Non-Qualified Option Agreement shall set forth the term of the Non-Qualified Stock Option provided that such term will not exceed 10 years from the date on which such option was granted. The Optionee shall have no further right to exercise a Non-Qualified Stock Option following the expiration of such term.

7.7 **The Effect of Termination of the Optionee's Employment or Service as a Director on the Term of a Non-Qualified Stock Option.** If an Optionee, ceases to be an Employee of the Company (or, in the case of an Optionee who is not an Employee but is a director of the Company, ceases to be a director of the Company) for any reason other than as a result of the Optionee dying or becoming Disabled (as provided for in Section 7.9 and Section 7.10, respectively), all Non-Qualified Stock Options granted to such Optionee shall terminate to the extent that they are not exercised within three months following the date the Optionee ceased to be an Employee (or a director, as the case may be) of the Company. The foregoing provision will not extend the time within which a Non-Qualified Stock Option may be exercised beyond the expiration of the term of such option and no additional vesting shall occur after the date the Optionee ceases to be an Employee (or a director, as the case may be). In the discretion of the Committee, the Non-Qualified Option Agreement may provide that if the Optionee's employment is terminated by the Company for cause (as defined by an employment or severance agreement between the Company and the Employee, or if not so defined, as determined by the Company's President or Board of Directors in their reasonable discretion) the Non-Qualified Stock Option will terminate immediately upon the Company's notice to the Optionee of such termination.

7.8 **The Effect of a Leave of Absence on a Non-Qualified Stock Option.** An Optionee shall not cease to be an Employee, for purposes of Section 7.7, if the Optionee is on sick leave, family leave, military leave or any other leave of absence that is approved by the

Committee. The Committee, in its sole discretion, may determine whether a Non-Qualified Stock Option shall continue to vest during any sick leave, family leave, military leave or other approved leave of absence.

7.9 **The Effect of the Death of an Optionee on the Term of a Non-Qualified Stock Option.** If an Optionee ceases to be an Employee, ceases to serve as a director of the Company or ceases to provide services to the Company as a result of the Optionee's death, all Non-Qualified Stock Options granted to such Optionee will terminate to the extent that they are not previously exercised within twelve (12) months following the date of the Optionee's death. The foregoing provision will not extend the time within which a Non-Qualified Stock Option may be exercised beyond the expiration of the term of such option and no additional vesting shall occur after the date the Optionee's death.

7.10 **The Effect of the Disability of an Optionee on the Term of a Non-Qualified Stock Option.** If an Optionee ceases to be an Employee, ceases to serve as a director of the Company or ceases to provide services to the Company as a result of the Optionee becoming Disabled, all Non-Qualified Stock Options granted to such Optionee shall terminate to the extent that they are not exercised within twelve (12) months following the date of the Optionee becoming Disabled. The foregoing provision will not extend the time within which a Non-Qualified Stock Option may be exercised beyond the expiration of the term of such option and no additional vesting shall occur after the date the Optionee became disabled.

7.11 **Transferability.** Non-Qualified Stock Options may be transferred by gift to the Optionee's spouse, children or a trust for the exclusive benefit of any combination of the Optionee, the Optionee's spouse and the Optionee's children but only to the extent permitted by the Committee as expressly stated in the Non-Qualified Option Agreement. Any transfer of a Non-Qualified Stock Option shall be conditioned upon the Optionee and the transferee of such Non-Qualified Stock Option executing and delivering to the Company a form of Transfer/Assumption of Non-Qualified Stock Option as the Company may request. Notwithstanding any transfer of a Non-Qualified Stock Option, the Optionee shall remain liable to the Company for any income tax withholding amounts that the Company is required to withhold at the time the transferred Non-Qualified Stock Option is exercised. If the Non-Qualified Option Agreement does not expressly provide that such option is transferable, such option may not be transferred by the Optionee, except by will or the laws of descent and distribution upon the Optionee's death or with the prior written consent of the Committee, which consent may be withheld in the Committee's sole discretion.

7.12 **Non-Conforming Terms of Substitute Non-Qualified Stock Options.** Non-Qualified Stock Options granted in substitution for outstanding Non-Qualified stock options of an Acquired Company may deviate from the terms otherwise required by this Article 7 to the extent that the Committee, in its sole discretion upon the advise of its advisors, determines that such non-conforming terms are required or appropriate under applicable tax law, accounting principles or contractual requirements or are otherwise appropriate.

8. Exercise of Stock Options

8.1 Notice of Exercise. A Stock Option may be exercised only by delivery to the Company of written notice signed by the Optionee or by the permitted transferee of a Non-Qualified Stock Option under Section 7.11 (or, in the case of exercise after death of the Optionee, by the executor, administrator, heir or legatee of the Optionee, as the case may be) directed to the President of the Company (or such other person as the Company may designate) at the Company's principal business office. The notice will specify (i) the number of shares of Common Stock being purchased, (ii) the method of payment of the Exercise Price, (iii) the method of payment of the Tax Withholding, if required, and (iv), unless a registration under the Securities Act is in effect with respect to the Plan at the time of such exercise, the notice of exercise shall contain such representations as the Company determines to be necessary or appropriate in order for the sale of shares of Common Stock being purchased pursuant to such exercise to qualify for exemptions from registration under the Securities Act and other applicable state securities laws.

8.2 Payment of Exercise Price. No shares of Common Stock will be issued upon the exercise of any Stock Option unless and until payment or adequate provision for payment of the Exercise Price of such shares has been made in accordance with this subsection. The Committee, in its sole discretion, may provide in any Option Agreement that the Exercise Price may be paid in cash (including by check), by delivery of a full-recourse promissory note, by the surrender of shares of Common Stock or other securities issued by the Company (provided that such other securities have been held by the Optionee for at least six months prior to the date on which the Option is being exercised) in accordance with Section 8.4, or by any combination of the foregoing. In the absence of such terms in the Option Agreement, the Exercise Price shall be paid in cash (including by check). The Committee, in its sole discretion, may permit an Optionee to elect to pay the Exercise Price by authorizing a duly registered and licensed broker-dealer to sell the shares of Common Stock to be issued upon such exercise (or, at least, a sufficient portion thereof) and instructing such broker-dealer to immediately remit to the Company a sufficient portion of the proceeds from such sale to pay the entire Exercise Price.

8.3 Payment of Tax Withholding Amounts. Upon the exercise of any Stock Option (including a Non-Qualified Stock Option transferred by the Optionee pursuant to Section 7.11), either with the delivery of the notice of exercise or upon notification of the amount due, each Optionee must pay to the Company or make adequate provision for the payment of all Tax Withholding, if any. The Option Agreement may provide for, or the Committee, in its sole discretion, may allow the Optionee to pay the Tax Withholding (i) in cash (including by check), (ii) by the Company withholding such amount from other amounts payable by the Company to the Optionee, including salary, (iii) by surrender of shares of Common Stock or other securities of the Company in accordance with Section 8.4, (iv) by the application of shares that could be received upon exercise of the Stock Option in accordance with Section 8.4, or (v) any combination of the foregoing.

By receiving and upon exercise of a Stock Option, the Optionee shall be deemed to have consented to the Company withholding the amount of any Tax Withholding from any amounts payable by the Company to the Optionee. The Committee, in its sole discretion, may permit an Optionee to elect to pay the Tax Withholding by authorizing a duly registered and licensed broker-dealer to sell the shares to be issued upon such exercise (or, at least, a sufficient portion thereof) and instructing such broker-dealer to immediately remit to the Company a sufficient portion of the proceeds from such sale to pay the Tax Withholding. No shares will be issued upon an exercise of a Stock Option unless and until payment or adequate provision for payment of the Tax Withholding has been made. If, either as a result of the exercise of a Stock Option or the subsequent disqualifying disposition of shares acquired through such exercise, the Company determines that additional Tax Withholding was or has become required beyond any amount paid or provided for by the Optionee, the Optionee will pay such additional amount to the Company immediately upon demand by the Company. If the Optionee fails to pay the amount demanded, the Company may withhold that amount from other amounts payable by the Company to the Optionee, including salary.

8.4 Payment of Exercise Price or Withholding with Other Securities. To the extent permitted in Section 8.2 and Section 8.3 above, the Exercise Price and Tax Withholding may be paid by the surrender of shares of Common Stock or other securities of the Company, which should be indicated on the notice of exercise. Payment shall be made by either (i) delivering to the Company the certificates or instruments representing such shares of Common Stock or other securities, duly endorsed for transfer, or (ii) delivering to the Company an attestation in such form as the Company may deem appropriate with respect to the Optionee's ownership of the shares of Common Stock or other securities of the Company. For purposes of this Article 8, shares of Common Stock shall be valued at their Fair Market Value as of the last business day preceding the day the Company receives the Optionee's notice of exercise. For purposes of this Article 8, other securities of the Company shall be valued at the publicly reported price, if any, for the last sale on the last business day preceding the day the Company receives the Optionee's notice of exercise, or, if there are no publicly reported prices of such other securities of the Company, at the fair market value of such other securities as determined in good faith by the Board of Directors. To the extent permitted in Section 8.3, Tax Withholding may (if the Optionee notifies the Company at the time of the notice of exercise) be paid by the application of shares which could be received upon exercise of any other stock option issued by the Company. This application of shares shall be accomplished by crediting toward the Optionee's Tax Withholding obligation the difference between the Fair Market Value and the Exercise Price of the Stock Option specified in the Optionee's notice. Any such application shall be considered an exercise of the other Stock Option to the extent that shares are so applied.

8.5 Compliance with Legal Requirements. No shares of Common Stock will be issued with respect to the exercise of any Stock Option unless the exercise and issuance of the shares of Common Stock will comply with (i) all relevant provisions of law, including, without limitation, the Securities Act, the Securities Exchange Act of 1934, all applicable state securities laws and the Internal Revenue Code, each as amended and including the respective rules and regulations promulgated under each of the foregoing, (ii) any registration under the Securities Act in effect with respect to the Plan, and (iii) the requirements of any stock exchange upon which the Common Stock may then be listed. Compliance with such provisions shall be subject to the approval of legal counsel for the Company. The Company will not be liable to any Optionee or any other person for failure to issue shares of Common Stock upon the exercise of a Stock Option where such failure is due to the inability of the Company to obtain all permits, exemptions or approvals from regulatory authorities which are deemed necessary by the Company's legal counsel. The Board may require any action or agreement by an Optionee as may be necessary, from time to time, to comply with the federal and state securities laws. The

Company will not be obliged to prepare, file or maintain a registration under the Securities Act with respect to the Plan or to take any actions with respect to any state securities laws.

8.6 **Issuance of Shares**. Notwithstanding the good faith compliance by the Optionee with all of the terms and conditions of an Option Agreement and with this Article 8, the Optionee will not become a shareholder and will have no rights as a shareholder with respect to the shares covered by such Stock Option until the issuance of shares pursuant to the exercise of such Stock Option is recorded on the Company's stock transfer record. Notwithstanding the foregoing, the Company shall not unreasonably delay the issuance of a stock certificate and shall exercise reasonable efforts to cause such stock certificate to be issued to the Optionee as soon as is practicable after the compliance by the Optionee with all of the terms and conditions of the Option Agreement and with this Article 8.

8.7 **Notice of any Disqualifying Disposition and Provision for Tax Withholding.** Any Optionee that exercises an Incentive Stock Option and then makes a "disqualifying disposition" (as such term is defined under Section 422 of the Internal Revenue Code) of the shares so purchased, shall immediately notify the Company in writing of such disqualifying disposition and, in accordance with Section 8.3, shall pay or make adequate provision for all Tax Withholding that may be required as a result of such disqualifying disposition.

8.8 **Non-Conforming Terms of Substitute Incentive Stock Options and Substitute Non-Qualified Stock Options.** Stock Options granted under Article 6 or Article 7 of this Plan in substitution for outstanding incentive stock options or Non-Qualified stock options of an Acquired Company may deviate from the terms otherwise required by this Article 8 to the extent that the Committee, in its sole discretion upon the advise of its advisors, determines that such non-conforming terms are required under applicable tax law, accounting principles or contractual requirements or are otherwise appropriate.

9. Restricted Stock Grants

Restricted Stock Grants may be made in accordance with the following terms and conditions.

9.1 **Requirement for a Written Restricted Stock Agreement.** Each Restricted Stock Grant will be evidenced by a Restricted Stock Agreement. The Committee will determine from time to time the form of Restricted Stock Agreement. Except as provided in Section 9.10, the terms of each Restricted Stock Agreement must be consistent with this Plan. Any inconsistencies between any Restricted Stock Agreement and this Plan will be in accordance with the terms and conditions specified in this Plan. Except as otherwise required by this Article 9, the terms and conditions of each Restricted Stock Grant do not need to be identical.

9.2 **Who May Receive a Restricted Stock Grant.** A Restricted Stock Grant may be made to any Employee, any director of the Company or any other individual who provides services to the Company where, in the judgment of the Committee, the services performed or to be performed by such Grantee are important to the management, operation and development of the business or businesses of the Company or one or more of its Subsidiaries. The Committee, in its sole discretion, shall determine when and to whom Restricted Stock Grants are made.

9.3 Number of Shares Covered by a Restricted Stock Grant. Each Restricted Stock Agreement shall specify the number of shares of Common Stock covered by the Restricted Stock Grant, as determined by the Committee in its sole discretion.

9.4 What the Grantee Must Deliver to Receive a Restricted Stock Grant. The Committee, in its sole discretion, will determine the consideration payable by a Grantee for the shares covered by a Restricted Stock Grant. Consideration may consist of services rendered by the Grantee to the Company, payment in cash, delivery of a promissory note, or delivery of other securities of the Company. To the extent that the sum of any cash payment, any promissory note and any other securities received by the Company from the Grantee in connection with a Restricted Stock Grant is less than the Fair Market Value of the shares of Common Stock covered by such Restricted Stock Grant determined as of the date of such grant, the shares of Common Stock covered by the Restricted Stock Grant shall be deemed to have been issued by the Company for services rendered by the Grantee.

9.5 Vesting Schedule under a Restricted Stock Grant. The Committee, in its sole discretion, shall determine the terms and conditions upon which shares covered by any Restricted Stock Grant shall vest, which terms shall be set forth in the Restricted Stock Agreement. Unvested shares covered by a Restricted Stock Grant may not be transferred by the Grantee under any condition without the prior written consent of the Committee, which consent may be withheld in its sole discretion.

9.6 Right to Repurchase Unvested Shares upon Certain Conditions. The Restricted Stock Agreement shall specify the events upon the occurrence of which the Company shall have the right to repurchase from the Grantee any or all of the Grantee's unvested shares and the period during which the Company must exercise this right following the occurrence of the event. The Restricted Stock Agreement shall also specify the "Repurchase Price per Share" that the Company shall pay to the Grantee upon exercise of its right to repurchase unvested shares and the terms of such payment. If not otherwise specified in the Restricted Stock Agreement, the right to repurchase must be exercised within forty-five (45) days after the Company receives from the Grantee written notice of the occurrence of the event, the repurchase price shall be $0.001 per share and the repurchase price shall be payable to the Grantee in cash (including by check) within ten (10) days after the date on which the right to repurchase the shares is exercised. Any right of the Company to repurchase unvested shares may be assigned by the Company in its sole discretion without notice to, or the prior consent of, the Grantee.

9.7 Payment of Tax Withholding Amounts. Upon the vesting of shares under a Restricted Stock Grant or upon the Grantee making a valid election under Section 83(b) of the Internal Revenue Code, each Grantee must pay to the Company or make adequate provision for the payment of all Tax Withholding, unless the Committee, in its sole discretion, determines otherwise. The Restricted Stock Agreement may provide for, or the Committee, in its sole discretion, may allow the Grantee to pay the Tax Withholding (i) in cash (including by check), (ii) by the Company withholding such amount from other amounts payable by the Company to the Grantee, including salary, (iii) by surrender of shares of Common Stock or other securities of the Company in the manner specified in Section 8.4, (iv) by the application of vested shares that could be received under the Restricted Stock Agreement in accordance with Section 8.4, or (v) any combination of the foregoing.

By accepting a Restricted Stock Grant, the Grantee shall be deemed to have consented to the Company withholding the amount of any Tax Withholding from any amounts payable by the Company to the Grantee. The Committee, in its sole discretion, may permit a Grantee to elect to pay the Tax Withholding by authorizing a duly registered and licensed broker-dealer to sell shares of Common Stock that are vested or vesting under the Restricted Stock Agreement (or, at least a sufficient portion thereof) and instructing such broker-dealer to immediately remit to the Company a sufficient portion of the proceeds from such sale to pay the Tax Withholding. No shares of Common Stock will be released from the restrictions on their transfer under Section 9.5 unless and until payment or adequate provision for payment of the Tax Withholding has been made. If the Company later determines that additional Tax Withholding was or has become required beyond any amount paid or provided for by the Grantee, the Grantee will pay such additional amount to the Company immediately upon demand by the Company. If the Grantee fails to pay the amount demanded, the Company may withhold that amount from other amounts payable by the Company to the Grantee, including salary.

9.8 **Compliance with Legal Requirements**. No shares of Common Stock will be issued with respect to any Restricted Stock Grant unless the issuance of the shares of Common Stock will comply with (i) all relevant provisions of law, including, without limitation, the Securities Act, the Securities Exchange Act of 1934, all applicable state securities laws and the Internal Revenue Code, each as amended and including the respective rules and regulations promulgated under each of the foregoing, (ii) any registration under the Securities Act in effect with respect to the Plan, and (iii) the requirements of any stock exchange upon which the Common Stock may then be listed. Compliance with such provisions shall be subject to the approval of legal counsel for the Company. The Company will not be liable to any Grantee or any other person for failure to issue shares of Common Stock in connection with a Restricted Stock Grant where such failure is due to the inability of the Company to obtain all permits, exemptions or approvals from regulatory authorities which are deemed necessary by the Company's legal counsel. The Board may require any action or agreement by a Grantee as may be necessary, from time to time, to comply with the federal and state securities laws. The Company will not be obliged to prepare, file or maintain a registration under the Securities Act with respect to the Plan or to take any actions with respect to any state securities laws.

9.9 **Issuance of Shares**. Notwithstanding the good faith compliance by the Grantee with all of the terms and conditions of a Restricted Stock Agreement and with this Article 9, the Grantee will not become a shareholder and will have no rights as a shareholder with respect to the shares covered by such Restricted Stock Grant until the issuance of shares is recorded on the stock transfer record of the Company. Notwithstanding the foregoing, the Company shall not unreasonably delay the issuance of a stock certificate and shall exercise reasonable efforts to cause such stock certificate to be issued to the Grantee as soon as is practicable after the compliance by the Grantee with all of the terms and conditions of the Restricted Stock Agreement and with this Article 9.

9.10 Non-Conforming Terms of Substitute Restricted Stock Grants. Restricted Stock Grants made under this Article 9 in substitution for outstanding stock options or unvested restricted stock grants of an Acquired Company may deviate from the terms otherwise required by this Article 9 to the extent that the Committee, in its sole discretion upon the advise of its advisors, determines that such non-conforming terms are required under applicable tax law, accounting principles or contractual requirements or are otherwise appropriate.

10. Change in Capital Structure or Control

10.1 Change in Capital Structure; Effect on Number of Shares and Exercise Price. If the outstanding shares of Common Stock are hereafter increased, decreased, changed into or exchanged for a different number or kind of shares of Common Stock or for other securities of the Company or of another corporation, by reason of any reorganization, merger, consolidation, reclassification, stock split-up, combination of shares of Common Stock, or dividend payable in shares of Common Stock or other securities of the Company, the Committee will make such adjustment as it deems appropriate in the number and kind of Authorized Shares. In addition, the Committee will make such adjustment in the number and kind of shares of Common Stock or other securities covered by Outstanding Stock Options, as well as make an adjustment in the Exercise Price of each Outstanding Stock Option as the Committee deems appropriate. Any determination by the Committee as to what adjustments may be made, and the extent thereof, will be final, binding on all parties and conclusive.

10.2 Effect of the Occurrence of a Change of Control Transaction on Continuing Rights. In the event of the occurrence of any Change of Control Transaction, all Outstanding Stock Options shall terminate effective as of the effective date of such transaction, unless and only to the extent that the terms and conditions of the transaction expressly provide for the assumption of this Plan and the continuation of such Outstanding Stock Options. Each Optionee shall be provided written notice of the expected occurrence of any such transaction at least fifteen (15) days prior to the effective date and shall be permitted to tender a notice of exercise of any Outstanding Stock Option that is conditioned upon the transaction actually occurring and, notwithstanding any provision of Article 8 or term of any Option Agreement, shall not be required to tender payment of the exercise price or amounts that the Company may be required to withhold for tax purposes until after the occurrence of the transaction. The terms and conditions of the transaction may provide for the assumption of this Plan with respect only to outstanding Restricted Stock Grants that have not fully vested and the assignment to and assumption by the surviving corporation of the rights and obligation of the Company under each outstanding Restricted Stock Agreement.

11. Underwriter's Lock-Up

Each written agreement evidencing an Award will specify that the Optionee or Grantee, by accepting the Award agrees that, whenever the Company undertakes a firmly underwritten public offering of its securities, the Optionee or Grantee will, if requested to do so by the managing underwriter in such offering, enter into an agreement not to sell or dispose of any securities of the Company owned or controlled by the Optionee or Grantee provided that such restriction will not extend beyond twelve (12) months from the effective date of the registration statement filed in connection with such offering.

12. Employment Rights

Nothing in this Plan nor in any written agreement evidencing an Award will confer upon any Optionee or Grantee any right to continued employment with the Company or to limit or affect in any way the right of the Company, in its sole discretion, to (a) terminate the employment of such Optionee or Grantee at any time, with or without cause, (b) change the duties of such Optionee or Grantee, or (c) increase or decrease the compensation of the Optionee or Grantee at any time. Unless the written agreement evidencing an Award expressly provides otherwise, vesting under such agreement shall be conditioned upon:

1) for Employees of the Company, the continued employment of the Optionee or Grantee;

2) for independent contractors, the Optionee or Grantee continuing to provide services to the Company on substantially the same terms and conditions as such services were provided at the time of the Award; or

3) For directors who are not Employees, the Optionee or Grantee continuing to serve as a director of the Company.

Nothing in this Plan shall be construed as creating a contractual or implied right or covenant by the Company to continue such employment, service as an independent contractor or service as a director.

13. Amendment of Plan

The Board of Directors, at any time and from time to time, may modify or amend this Plan as it deems advisable except that any amendment (i) increasing the number of shares of Common Stock issuable pursuant to this Plan, (ii) expanding the group of persons eligible to receive Awards or (iii) otherwise required to be approved by the shareholders of the Company under any applicable law, accounting principle or listing requirement, shall only become effective if and when such amendment is approved by the shareholders of the Company. Except as provided in Article 10, no amendment shall be made to the terms or conditions of an outstanding Stock Option or Restricted Stock Grant without the written consent of the Optionee or Grantee.

DATED as of, and approved and adopted by the Board of Directors of the Company at a meeting held on, January 30. 2004.

Approved by the shareholders of the Company on April 16, 2004.

INSERTS TO FORM OF STOCK INCENTIVE PLAN

COMPANY Full corporate name of plan sponsor

STATE State of incorporation of the Company

SHARES Number of shares initially authorized under the plan

EVERGREEN FISCAL YEAR Fiscal Year in which Evergreen provisions
commence

EVERGREEN PERCENTAGE Percentage of the outstanding shares by which
authorized shares

increases under the "evergreen" provisions, if applicable

EVERGREEN SHARES Minimum number of shares by which authorized shares
increases

under the "evergreen" provisions, if applicable

ISO SHARES Maximum number of shares authorized for Incentive Stock Options (a fixed number of shares for ISOs is required if "evergreen" provisions are included)

HIRING LIMIT Maximum number of shares covered by an award
upon hiring

ANNUAL LIMIT Annual maximum number of shares covered by awards
except

upon hiring

BOARD DATE Date on which plan was approved by Board of
Directors

SHAREHOLDER DATE Date on which plan was approved by shareholders

SAMPLE

Exhibit 6.5

COLUMBIA COMMERCIAL BANCORP
RESTRICTED STOCK AGREEMENT

This Restricted Stock Agreement is made and entered into pursuant to the terms of the 2004 Stock Incentive Plan (the "Plan") adopted by the Board of Directors and Shareholders of Columbia Commercial Bancorp, an Oregon corporation (the "Company"). Unless otherwise defined herein, capitalized terms defined in this Restricted Stock Agreement shall have the meanings as defined in the Plan.

"Grantee"

Number of Shares of the Company's Common Stock Awarded (the "Grant Shares")

"Date of Award"

Price Paid by Grantee per Share, if any

Fair Market Value per Share of Date of Award

Repurchase Price per Share

"Vesting Schedule" **As set forth on Schedule A**

1. AWARD OF RESTRICTED STOCK GRANT

The Company hereby awards to the Grantee and the Grantee accepts the award of a Restricted Stock Grant of the number of shares of Common Stock of the Company specified above as the Grant Shares. This Restricted Stock Grant is being made as part of the Grantee's compensation package without the payment of any consideration other than the Grantee's services to the Company and payment of the Price Paid by the Grantee per Share specified above, if any. The Award is being made pursuant to the Plan and is subject to and conditioned upon the terms and conditions of the Plan and the terms and conditions set forth in this Agreement. Any inconsistency between this Agreement and the terms and conditions of the Plan will be resolved in accordance with the Plan.

2. REPRESENTATIONS OF THE GRANTEE

2.1 **No Representations by or on Behalf of the Company.** The Grantee is not relying on any representation, warranty or statement made by the Company or any agent, employee or officer, director, shareholder or other controlling person of the Company regarding the Grant Shares or this Restricted Stock Grant.

2.2. **Tax Election**. The Company has advised the Grantee to seek and the Grantee has obtained his or her own tax and financial advice with regard to the federal and state tax considerations resulting from the Grantee's receipt of the Grant Shares pursuant to the Award. Based upon that advice (and not upon any advice or statements of anyone acting on behalf of the Company), the Grantee is making his or her own determination as to the advisability of making a Section 83(b) election with respect to the Grant Shares covered by the Award and this Restricted Stock Agreement. The Grantee understands that the Company will report to appropriate taxing authorities the payment to the Grantee of compensation income either (i) upon the vesting of Shares or (ii) if the Grantee makes a timely Section 83(b) election, as of the Date of the Award.

The Grantee understands that he or she is solely responsible for the payment of all federal and state taxes resulting from this Restricted Stock Grant. With respect to Tax Withholding Amounts, the Company has all of the rights specified in Section 5 of this Restricted Stock Agreement and has no obligations to the Grantee except as expressly stated in Section 5 of this Restricted Stock Agreement.

2.3 Agreement to Enter into Lock-Up Agreement with an Underwriter. The Grantee, by accepting the Award represented by this Restricted Stock Agreement, understands and agrees that whenever the Company undertakes a firmly underwritten public offering of its securities, the Grantee will, if requested to do so by the managing underwriter in such offering, enter into an agreement not to sell or dispose of any securities of the Company owned or controlled by the Grantee provided that such restriction will not extend beyond 12 months from the effective date of the registration statement filed in connection with such offering.

3. GENERAL RESTRICTIONS OF TRANSFERS OF UNVESTED SHARES

3.1 No Transfers of Unvested Shares. The Grantee agrees for himself or herself, his or her executors, administrators and other successors in interest that none of the Unvested Shares, nor any interest therein, may be voluntarily or involuntarily sold, transferred, assigned, donated, pledged, hypothecated or otherwise disposed of, gratuitously or for consideration prior to their vesting in accordance with the Vesting Schedule set forth in Schedule A.

3.2 Stock Distributions. If the Company makes any distribution of stock with respect to the Grant Shares by way of a stock dividend or stock split, or pursuant to any recapitalization, reorganization, consolidation, merger or otherwise, and the Grantee receives any additional shares of stock in the Company (or other shares of stock in another corporation) as a result thereof, such additional (or other) shares shall be deemed Grant Shares hereunder and shall be subject to the same restrictions and obligations imposed by this Agreement.

3.3 Invalid Transfers. Any disposition of the Grant Shares other than in strict compliance with the provisions of this Agreement shall be void. The Company shall not be required (i) to transfer on its books any Grant Shares which have been sold or transferred in violation of the provisions of this Section 2 or (ii) to treat as the owner of the Grant Shares, or otherwise to accord voting, dividend or any other rights to, any person or entity to whom Grantee transferred or attempted to transfer the Grant Shares in contravention of this Agreement.

3.4 Status of Repurchased Grant Shares. Any of the Grant Shares repurchased by the Company pursuant to this Agreement shall return to the status of authorized, but unissued, shares of the Company.

4. RIGHT TO REPURCHASE UNVESTED GRANT SHARES

4.1 Repurchase Right. For a period of ninety days (90) after the occurrence of any of the following events (each a "Repurchase Event"), the Company shall have the right, at its option, to repurchase the Grant Shares from the Grantee to the extent that they were Unvested on the date of the Repurchase Event:

(i) upon the death of the Grantee; and

(ii) upon the Grantee becoming Disabled, as such term is defined in the Plan; and

(iii) upon the Grantee ceasing, for any reason, to be an Employee, as such term is defined in the Plan, except that a leave of absence in accordance with the Company's sick leave, family leave or military leave policies or that is otherwise approved by the Committee that administers the Plan shall not constitute cessation of Employment provided unless the Grantee fails to return to employment with the Company at the end of such leave in accordance with such policies or approval; and

Notwithstanding the foregoing, if the Company was not aware of the occurrence of the Repurchase Event, the ninety-day period shall not begin to run until such time as the Company actually becomes aware of such occurrence. If the Company fails to exercise its repurchase right upon the occurrence of one Repurchase Event, this shall not bar or waive the Company's right to exercise its repurchase right in connection with any subsequent Repurchase Event.

4.2 Purchase Price and Payment. The Repurchase Price per Share of the Grant Shares under this Section 4 is as specified on the first page of this Restricted Stock Agreement and shall be paid by the Company at the closing by check.

4.3 Closing of the Repurchase. Any shares repurchased pursuant to this Section 4 shall be transferred at a closing to be held at the principal office of the Company no later than ten (10) days after the expiration of the ninety (90) day period specified in Section 4.1.

4.4 Safekeeping of Stock Certificate Until the Expiration of the Repurchase Right. Until Grant Shares are vested in accordance with the vesting schedule set forth in Schedule A, the stock certificate representing the Grant Shares may be retained by the Company or its transfer agent. Upon the closing of any repurchase pursuant to this Section 4, Grantee does hereby authorized and does hereby irrevocably appoint the Secretary of the Company (with full power of substitution) his attorney-in-fact to transfer the Grant Shares on the books of the Company and to cancel or reissue a new certificate representing the Grant Shares in accordance with this Section 4. Upon the written request of the Grantee, the Company will deliver or cause to be delivered to the Grantee a stock certificate representing the Grant Shares that have vested in accordance with the vesting schedule set forth in Schedule A to the extent that stock certificates for such vested shares have not previously been delivered to the Grantee. The power of attorney contained in this Section 4.4 shall become null and void as to Grant Shares that have vested in accordance with the vesting schedule set forth in Schedule A.

4.5 Assignment of Rights by the Company. The Company may, in its sole discretion, assign its rights to repurchase Unvested Grant Shares to any one or more persons without notice to, or the prior consent of, the Grantee.

5. PROVISION FOR PAYMENT OF TAX WITHHOLDING AMOUNTS

5.1 Payment of Tax Withholding Amounts. Upon the vesting of the Grant Shares or upon the Grantee making a valid election under Section 83(b) of the Internal Revenue Code, the Grantee must pay to the Company or make adequate provision for the payment of all Tax Withholding as such term is defined in the Plan. By accepting the Award represented by this Restricted Stock Agreement, the Grantee shall be deemed to have consented to the Company withholding the amount of any Tax Withholding from any amounts payable by the Company to the Grantee. No shares of Common Stock will be released from the restrictions on their transfer under Section 3 of this Restricted Stock Agreement unless and until payment or adequate provision for payment of the Tax Withholding has been made. If the Company later determines that additional Tax Withholding was or has become required beyond any amount paid or provided for by the Grantee, the Grantee will pay such additional amount to the Company immediately upon demand by the Company. If the Grantee fails to pay the amount demanded, the Company may withhold that amount from other amounts payable by the Company to the Grantee, including salary.

5.2 Alternative Provisions for the Payment of Tax Withholding Amounts. The alternative means by which the Grantee may pay or make provisions for the payment of Tax Withholding Amounts are set forth on Schedule B attached to this Restricted Stock Agreement.

6. MISCELLANEOUS PROVISIONS

6.1 Specific Performance. The parties hereby acknowledge and agree that it is impossible to measure in money the damages which will be suffered by a party hereto by reason of any breach by another party of any term of this Agreement, that the Company and its common stock are unique and that a non-breaching party will suffer irreparable injury if this Agreement is not specifically performed. Accordingly, the parties hereto acknowledge that a non-breaching party shall, in addition to all other remedies available hereunder or at law, be entitled to equitable relief (including without limitation preliminary and permanent injunctive relief) to enforce the terms of this Agreement.

6.2 No Rights to Continued Employment. Nothing contained herein shall confer upon Grantee any right to continue in the employ of the Company, and the Company reserves all rights to discharge Grantee for any reason whatsoever, with or without cause, as an at-will employee, subject to the terms of any other written agreement that may exist between the Company and Grantee.

6.3 Amendment and Modification. This Agreement may be amended, modified and supplemented only by written agreement of all of the parties hereto.

6.4 Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by the Grantee without the prior written consent of the Company.

6.5 Governing Law. This Agreement and the rights and obligations of the parties hereunder shall be governed by and construed in accordance with the internal laws of the State of Oregon applicable to the construction and enforcement of contracts wholly executed in Oregon by residents of Oregon and wholly performed in Oregon. Any action or proceeding brought by any party hereto shall be brought only in a state or federal court of competent jurisdiction located in the County of Washington in the State of Oregon and all parties hereto hereby submit to the in personam jurisdiction of such court for purposes of any such action or procedure.

6.6 Attorneys' Fees. If any party to this Agreement brings an action against another party to enforce his or its rights under this Agreement, the prevailing party shall be entitled to recover his or its, costs and expenses, including without limitation attorneys fees and costs, incurred in connection with such action, including any appeal of such action. In the event that a party brings such an action against more, than one of the other parties to this Agreement, any attorneys fees awarded against such other parties shall be equitably apportioned among such other parties in light of all of the facts and circumstances surrounding their involvement in such action.

6.7 Headings. The headings of the sections and subsections of this Agreement are inserted for convenience only and shall not constitute a part hereof.

6.8 Entire Agreement. This Agreement and the Plan embody the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein and supersedes all prior written or oral communications or agreements all of which are merged herein. There are no restrictions, promises, warranties, covenants, or undertakings, other than those expressly set forth or referred to herein.

6.9 **No Waiver.** No waiver of any provision of this Agreement or any rights or obligations of any party hereunder shall be effective, except pursuant to a written instrument signed by the party or parties waiving compliance, and any such waiver shall be effective only in the specific instance and for the specific purpose stated in such writing.

6.10 **Severability of Provisions.** In the event that any provision hereof is found invalid or unenforceable pursuant to judicial decree or decision, the remainder of this Agreement shall remain valid and enforceable according to its terms.

6.11 **Notices.** All notices or other communications pursuant to this Agreement shall be in writing and shall be deemed duly given if personally delivered or if mailed by certified mail, return receipt requested, prepaid and addressed to the address of the party as set forth in this Agreement or such other address as such party shall have furnished to the other party in writing.

IN WITNESS WHEREOF, the Grantee and the Company have executed this Agreement on the day and year first indicated above.

GRANTEE

____

Social Security Number: _________

Address: ________________

COMPANY

COLUMBIA COMMERCIAL BANCORP

By: ____

___________________, ____________________

RESTRICTED STOCK AGREEMENT
SCHEDULE A – VESTING SCHEDULE

Grant Shares awarded under the Restricted Stock Agreement to which this Schedule A is attached shall vest as set forth below. Grant Shares that have not yet vested in accordance with the vesting schedule are referred to in the Restricted Stock Agreement as "Unvested Shares."

Upon the following vesting dates:

Vesting Date	**Number of Grant Shares Vesting on that Date**
December 31, 2004	ALL SHARES UNDER THIS AGREEMENT
______________, 200__	
______________, 200__	
______________, 200__	
______________, 200__	

Notwithstanding the foregoing:

(i) no Unvested Shares will vest after the occurrence of any Repurchase Event;

(ii) no Unvested Shares will vest while the Grantee is on leave;

(iii) any vesting dates referred to above shall automatically be extended by the duration of any leave of absence that is without pay; and

(iv) the number of Grant Shares vesting above shall automatically be adjusted as appropriate to reflect any stock dividend, stock-split, combination of shares or other similar event as referred to in Section 10.1 of the Plan.

RESTRICTED STOCK AGREEMENT
SCHEDULE B – ALTERNATIVE PROVISIONS FOR PAYMENT OF TAX WITHHOLDING AMOUNTS

The Grantee may pay or make provision for the payment of Tax Withholding Amounts due under Section 5 of the Restricted Stock Agreement in the following manner:

The Grantee may elect to pay the Tax Withholding (i) in cash (including by check), (ii) by the Company withholding such amount from other amounts payable by the Company to the Grantee, including salary, (iii) by surrender of shares of Common Stock (including vested Grant Shares) valued at their Fair Market Value as such term is defined in the Plan, (iv) by authorizing a duly registered and licensed broker-dealer to sell shares of Common Stock that are vested or vesting under the Restricted Stock Agreement (or, at least a sufficient portion thereof) and instructing such broker-dealer to immediately remit to the Company a sufficient portion of the proceeds from such sale to pay the Tax Withholding (v) by the surrender of other securities of the Company in the manner specified in Section 8.4 of the Plan, or (vi) any combination of the foregoing.

EXHIBIT 1

EXECUTIVE EMPLOYMENT AGREEMENT

This Executive Employment Agreement (this "Agreement") is made and entered into effective July 1, 2001 by and between Columbia Community Bank, INC., an Oregon corporation ("Corporation"), and Rick A. Roby ("Employee").

RECITALS:

Corporation wishes to employ Employee and Employee wishes to accept employment with Corporation on the terms and conditions set forth in this Agreement.

AGREEMENT:

1. Employment. Corporation agrees to employ employee as President-CEO-Cashier for a period from 7-1-2001 to 12-31-2005. Employee will report to the Board of Directors (the "Board") of Corporation. Corporation and Employee acknowledge that the corporation may terminate Employee's employment with Corporation at any time with Cause (as defined in Section 8.2) and by employee with 30 day written notice for any cause.

2. Term. This Agreement will commence on the effective date of this Agreement set forth above (the "Effective Date") and will continue for a period of 4.5 years, unless extended in writing by the written agreement of Corporation and Employee, or unless earlier terminated as provided below in Section 8.

3. Duties. Employee agrees to the best of Employee's ability and experience that Employee will at all times loyally and conscientiously perform all such duties and obligations pursuant to the express and implicit terms of this Agreement, and to the reasonable satisfaction of Corporation. During the term of Employee's employment relationship with Corporation, Employee agrees that Employee will (i) devote all of Employee's business time and attention to the business of Corporation, (ii) Corporation will be entitled to all of the benefits and profits arising from or incident to all such services and advice provided by Employee, (iii) Employee will not render commercial or professional services of any nature to any other person or organization, whether or not for compensation, without the prior written consent of the Board, and (iv) Employee will not directly or indirectly engage or participate in any business that is competitive in any manner with the business of Corporation. Nothing in this Agreement will prevent Employee from accepting speaking or presentation engagements in exchange for honoraria or from serving on boards of charitable organizations, or from owning no more than two percent of the outstanding equity securities of a corporation whose stock is listed on a national stock exchange or the NASDAQ National Market. Employee will comply with and be

bound by Corporation's operating policies, procedures and practices from time to time in effect during the term of Employee's employment.

4. Compensation. For the duties and services to be performed by Employee under this Agreement, Corporation will pay Employee, and Employee agrees to accept, the salary, stock options, bonuses and other benefits described below and in the future at a rate commensurate with other senior officers of the bank:

4.1 Salary. Employee will receive a base salary of $112,000 per year on an annualized basis. Employee's base salary will be payable the 15th and end of each month pursuant to Corporation's normal payroll practices and no less than the average salary for banks of similar asset size and operating results. Employee's base salary will be reviewed at the end of each fiscal year and may be adjusted upward at the discretion of the Board of Directors.

4.2 Stock Options. In consideration of Employee agreeing to execute and perform this Agreement, the Corporation shall grant an Option, to purchase 7,500 shares at 85% of the current market price of the Corporation's common stock, which Option shall be Non- Qualified stock options. Future stock options will be based on operating results of the Bank determined by the Board of Directors as stated in section 4.3.

4.3 Bonuses. Employee's entitlement to incentive bonuses and stock options from Corporation is discretionary and will be determined by the Board or its Compensation Committee in good faith based upon the extent to which Employee's individual performance objectives and Corporation's profitability objectives and other financial and nonfinancial objectives are achieved during the applicable bonus period. A schedule of applicable objectives will be presented to the employee by December 15th of each year of this contract in the form attached hereto as Schedule A to the Agreement

4.4 Changes in Control. If the Corporation undergoes a change of control, as defined in Section 9, while the Employee is still employed at the date of the change of control occurs, then the Employee will be entitled to a cash bonus equal to 1.25 times the Employee's annual salary in 2001, 1.35 in 2002, 1.45 in 2003, 1.55in 2004, and 1.65 in 2005.

4.5 Deferred Compensation. If Employee desires to defer certain income that might be earned in the future (i.e. salary and/or bonus), the Corporation will make available a non-qualified deferred compensation plan to ensure the Employee future financial stability. Compensation contributed to this plan would accrue interest at a rate set earned by the plan but would not be less than 7.25%. This plan would be available for compensation earned in other sections of this Agreement. This deferred compensation agreement would not require the corporation to make contribution or to set aside funds for this obligation.

4.6 Reimbursement of Expenses. Employee will be authorized to incur on behalf of and for the benefit of, and will be reimbursed by, Corporation for all reasonable and necessary business expenses, provided that such expenses are substantiated or previously approved (as appropriate) in accordance with Corporation's policies adopted from time to time.

4.7 A full sized equipped automobile as well as fuel, insurance, and maintenance or the employer will provide an allowance equal to these costs.

4.8 Additional Benefits. Employee will be eligible to participate in the Corporation's employee benefit plans of general application, including without limitation, those plans covering medical and dental insurance and disability and life insurance in accordance with the rules established for individual participation in any such plan under applicable law. Employee will be eligible for vacation and sick leave in accordance with the policies in effect during the term of this Agreement and will receive such other benefits as Corporation generally provides to its other employees of comparable position and experience. Initially these benefits will be as follows:

(a) 100% of the premiums for medical, dental, and eyeglass insurance for Employee and Employee's family; and Life Insurance of two times annual salary, and a 70%long-term disability plan. Salary will be continued until the long-term disability program becomes effective and permanent disability is determined.

(b) Four weeks of paid vacation per calendar year will be allotted to the end of this contract, prorated for any partial calendar years.

5. Working Facilities. Corporation will provide Employee with such facilities and supplies as are necessary and appropriate for the performance of Employee's duties and obligations under this Agreement.

6. Restrictive Covenants.

6.1 Covenant Not to Compete.

(a) Employee hereby acknowledges and agrees that: the market in which the Corporation operates will be Washington County, Oregon and therefore the covenant set forth in this Section 6 is reasonable in scope and essential to the preservation of the Corporation's business; (ii) it would be impossible for Employee to work for a direct competitor with the Corporation's core business (as defined at the time of termination) without inevitably using the Corporation's proprietary information.

(b) For a period of two years after termination with cause or employee initiated resignation of Employee's employment (the "Non-Competition Period"), Employee agrees that, at the Corporation's option, Employee will not compete with the Corporation's business as it is conducted on the date of such termination of employment or it is then planned to be conducted pursuant to an actual plan of action approved by the Board of Directors. For purposes of the preceding sentence, Employee shall be deemed to be competing with the Corporation's business if they perform for, provide to or assist any other individual, person, firm or other entity in performing or providing the same or similar services as Employee provided to the Corporation to or for any Client or Prospective Client of the Corporation.

(1) "Client" means any individual, person, firm or other entity that is presently or at any time within 12 months prior to Employee's separation from the Corporation in a business relationship with the Corporation for the provision of the Corporation's services.

(2) "Prospective Client" means any individual, person, firm or other entity that is not a Client but with respect to whom the Corporation conducted, prepared or submitted any proposal, client development or marketing efforts at any time within 12 months prior to Employee's separation from the Corporation.

6.2 Covenant Not to Solicit or Hire. Employee covenants and agrees that for so long as Employee is employed by the Corporation and for one year thereafter, Employee shall not, directly or indirectly, hire, employ, retain, solicit or cause to be solicited for employment by Employee or by any third party who is, as of the date of such solicitation or who was within the twelve (12) month period prior to the date of such solicitation, an employee of the Corporation or any subsidiary or affiliate of the Corporation.

7. Injunctive Relief and Survival. Employee acknowledges and agrees that any breach or threatened breach of any of the provisions of Section 6 will cause irreparable injury and harm to the Corporation. In the event of such a breach, or threatened breach, the Corporation will be entitled to seek injunctive relief, including a temporary restraining order and preliminary injunction, together with any damages suffered by it as a result of any such breach. The provisions of Section 6 and this Section 7 will survive termination of this Agreement excepting a change of control as outlined in section #9, which will completely void section #6 and this section #7.

8. Termination.

8.1 Events of Termination. Employee's employment may be terminated at any time upon the occurrence of any one of the following events:

(a) Upon Employee giving Corporation 30 days' prior written notice, for any reason;

(b) Immediately upon Corporation giving Employee written notice with Cause;

(c) Upon the death of Employee; or

(d) Upon the Disability of Employee.

8.2 Definition of Cause. For purposes of this Agreement, the occurrence of any one of the following events will be "Cause" for termination: (i) Employee willfully and continuously fails and refuses to comply with the policies, standards and regulations of Corporation established by the Board; (ii) Employee engages in fraud, dishonesty, or any other act or misconduct in the performance of Employee's duties and obligations on behalf of Corporation; or (iii) Employee fails to perform any material provision of this Agreement to be performed by Employee.

8.3 Death or Disability. In the event that Employee's employment with Corporation terminates as a result of Employee's death or Disability (as defined in Section 8.4), Employee or Employee's estate or representative will receive any benefits payable under Corporation's then existing benefit plans and policies in effect on the date of death or Disability and in accordance with applicable law.

8.4 Definition of Disability. For purposes of this Agreement, Disability will mean that Employee has been unable to perform the essential functions of Employee's duties and obligations under this Agreement, with or without reasonable accommodation, as the result of Employee's incapacity due to physical or mental impairment that substantially limits one or more of Employee's major life activities, and such inability, which continues for at least 120 consecutive calendar days or 150 calendar days during any consecutive 12-month period, if shorter, after its commencement, is determined to be total and permanent by a physician selected by Corporation and its insurers and acceptable to Employee or to Employee's legal representative (with such agreement on acceptability not to be unreasonably withheld).

9. Changes in Control. Change in Control shall mean any of the following events.

A. Any person (including any individual or entity) or persons acting in concert (but excluding in all events the Employee) shall become the beneficial owner of voting shares representing 50% or more of the voting power of the Company.

B. A majority of the board of directors of the Company, as constituted as of July 1st, 2001, together with any directors subsequently nominated, shall cease, for any reason other than death or voluntary resignation, to constitute a majority thereof.

C. Any agreement is executed whereby a majority of the voting shares of the Company are or are to be exchanged for shares or other property of another entity.

D. A Change in Control shall have occurred or must be reported pursuant to the Securities Exchange Act of 1934, the Change in Bank Control Act or the Bank Holding Company Act as presently constituted or as hereinafter amended.

E. Notwithstanding any provision to the contrary in this Section 9, a change of control shall be deemed not to have occurred unless following any transaction occurrence in which a change of control otherwise exists, the shareholders of the Company fail to hold more than 50% of the surviving entity.

10. Miscellaneous Provisions.

10.1 Waiver. The waiver by Corporation of a breach of any provision of this Agreement by Employee will not operate or be construed as a waiver of any subsequent or other breach by Employee.

10.2 Assignment. Employee acknowledges that the services to be rendered by Employee are unique and personal. Accordingly, Employee agrees that Employee may not assign any of Employee's rights or delegate any of his duties or obligations under this Agreement without the prior written consent of Corporation.

10.3 Conflicts. Employee represents that Employee's performance of all the terms of this Agreement will not breach any other agreement to which Employee is a party. Employee has not, and will not during the term of this Agreement, enter into any oral or written agreement in conflict with any of the provisions of this Agreement. Employee further represents that Employee is entering into or has entered into an employment relationship with Corporation of Employee's own free will and that Employee has not been illegally solicited as an employee in any way by the Corporation or any Corporation employee.

10.4 Successors. Any successor to Corporation (whether direct or indirect and whether by purchase, lease, merger, consolidation, liquidation or otherwise) to all or substantially all of Corporation's business and/or assets will assume the obligations under this Agreement and agrees expressly to perform the obligations under this Agreement in the same manner and to the same extent as Corporation would be required to perform such obligations in the absence of a succession. The terms of this Agreement and all of Employee's rights under this Agreement will inure to the benefit of, and be enforceable by, Employee's personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.

10.5 Entire Agreement. This Agreement contains the entire agreement of the parties, and supersedes and replaces all previous written or oral agreements or understandings between the parties. No amendment or variation of the terms and conditions of this Agreement will be valid unless it is in writing and signed by all parties.

10.6 Enforceability. If any tribunal declares any provision of this Agreement, as written, to be invalid or unreasonable in scope, the remainder of this Agreement, including any portion of the challenged provision that the tribunal finds to be reasonable, will be fully enforceable.

10.7 Notices. Any notice required or permitted by this Agreement will be in writing and will be deemed sufficient upon receipt, when delivered personally or by a nationally-recognized delivery service (such as Federal Express or UPS), or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, if such notice is addressed to the party to be notified at such party's address as set forth in the records of Corporation.

10.8 Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (i) such provision will be excluded from this Agreement, (ii) the balance of the Agreement will be interpreted as if such provision were so excluded and (iii) the balance of the Agreement will be enforceable in accordance with its terms.

10.9 Law and Jurisdiction. This Agreement will be governed by and construed in accordance with the laws of the state of Oregon. In the event a dispute or claim should arise regarding this Agreement, jurisdiction and venue of any such action will be in Multnomah County, Oregon. Each of the parties expressly consents to the jurisdiction and venue set forth in this Section.

10.10 Advice of Counsel. EACH PARTY TO THIS AGREEEMNT ACKNOWLEDGES THAT, IN EXECUTING THIS AGREEMENT, SUCH PARTY HAS HAD THE OPPORTUNITY TO SEEK THE ADVICE OF INDEPENDENT LEGAL COUNSEL, AND HAS READ AND UNDERSTOOD ALL OF THE TERMS AND PROVISIONS OF THIS AGREEMENT. THIS AGREEMENT WILL NOT BE CONSTRUED AGAINST ANY PARTY BY REASON OF THE DRAFTING OR PREPARATION HEREOF.

CORPORATION:

Columbia Community Bank, INC.
an Oregon corporation

By: [signature]
Chairman of the Board of Directors

EMPLOYEE:

[signature]

Exhibit 6.7

Deferred Compensation Arrangement

Dated: December 28, 2000

Between: Columbia Community Bank, hereinafter referred to as "Bank"

And: Rick A. Roby, hereinafter referred to as "Employee"

Recitals:

Bank is the present employer of Employee. Bank and Employee desire to establish a deferred compensation plan for Employee's benefit to ensure his financial stability in subsequent years.

The parties, therefore, agree as follows:

Agreement:

1. Deferred Compensation Arrangements.

1.1 Deferral of Compensation. Bank agrees to defer payment to Employee in accordance with the terms of this Agreement. Bank agrees to defer payment to Employee in accordance with the terms of the Agreement of (1) any portion of Employee's monthly salary for any calendar year, and (2) any Bonus determined by Bank's board of directors as otherwise payable to Employee attributable to his services during a calendar year subsequent to 2000 if, prior to the start of such calendar year, Employee notifies Bank in writing of his election to defer such portion of monthly salary and/or Bonus.

For purposes of this Agreement the term "Bonus" means any cash compensation payable to Employee in addition to his then monthly salary.

1.2 Deferred Compensation Account. Any Bonus the payment of which is deferred in accordance with the terms of this Agreement, net of employment taxes required to be withheld from such Bonus, shall be accounted for as a general liability identified as deferred compensation. The amount of deferred compensation owed Employee will accrue interest at a rate of 7.25% per annum and will compound on an annual basis. The interest rate applied to this deferred compensation account will be set annually by the Board. Or, at Employee's option, he may direct Bank to invest his account or any portion thereof in fixed income securities or mutual funds, with the actual income, gains and losses from such securities or funds to be credited to the Employee's account quarterly. The Deferred Compensation Account shall not be debited for any federal, state or local income taxes attributable to net investment income.

1.3 Payment to Employee. The balance of the Deferred Compensation Account shall be paid to Employee or Employee's designated beneficiary in the event of Employee's death, over a five-year annual payment plan or other mutually agreed upon term following the earliest of the following events:

(1) Termination of Employee's employment with Bank (including termination resulting from Employee's retirement, disability to death);

(2) A Change in Control (as defined in Employee's Executive Employment Agreement).

Bank shall withhold and pay on Employee's behalf all federal, state and local taxes required under applicable law to be withheld and paid on Employee's behalf from payment of the Deferred Compensation Account to Employee.

1.4 Beneficiary Designation. Employee shall designate a beneficiary by notifying Bank in writing. If Employee has not designated a beneficiary or if the designated beneficiary dies prior to full payment, hereunder, any remaining payments shall be made to Employee's spouse or if none to his then living children in equal shares, per stirpes.

2. Employee's Responsibilities. In consideration of the deferred compensation hereunder, Employee agrees that he will devote all of his skill, diligence and attention to his employment at Bank while he is employed by Bank and will not actively engage, either directly or indirectly, in any business or other activity which is or may not be deemed to be in any way competitive with or adverse to the best interests of Bank.

The parties acknowledge and agree that the deferred compensation hereunder is to be paid to Employee without any substantial risk of forfeiture as that term is used at 3121(v)(2)(A) of the Internal Revenue Code of 1986, as amended.

3. Relationship Between the Parties.

3.1 Nothing contained in this Agreement and no action taken pursuant to the provisions of this Agreement shall create or be construed to create a trust of any kind, or a fiduciary relationship between the Bank and Employee, his beneficiaries or any other person. Any funds, which are held in the Deferred Compensation General Ledger Liability Account, shall continue for all purposes to be the general funds of Bank. No person other than Bank shall have any interest in such funds by virtue of this Agreement.

3.2 The rights of Employee to benefits under this Agreement shall be solely those of any unsecured creditor of Bank. Any assets acquired or held by Bank in connection with the liabilities assumed by it pursuant to the Agreement, specifically including all amounts held in the Deferred Compensation Account shall not be deemed to be held under trust for the benefit of Employee or any beneficiary of his estate or to be security for the performance of the obligations of Bank but shall be general, unpledged and unrestricted.

3.3 Any compensation deferred under this Agreement shall not be deemed salary or other compensation of Employee for the purpose of computing benefits to which he may be entitled under any pension plan or other arrangement of Bank for the benefit of any of its employees. Any deferred compensation which is payable under this Agreement while Employee is employed by Bank shall be deemed compensation of Employee for purposes of computing benefits to which he may be entitled under any employee benefit plan of Bank in which Employee is an eligible participant.

3.4 The benefits payable under this Agreement shall be independent of, and in addition to, any other agreement relating to Employee's employment that may exist from time to time, or any other compensation payable by Bank to Employee, whether salary, bonus or otherwise.

3.5 This Agreement shall not be deemed to constitute a contract of employment between the parties, nor shall any provision hereof restrict the right of Bank to discharge Employee or restrict the right of Employee to terminate his employment.

3.6 The deferred compensation provided herein shall not be subject to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance or charge. Any attempt so to anticipate, alienate, transfer, assign, pledge, encumber or charge the same shall be void.

4. <u>Claims Procedure</u>

<u>4.1 Claims</u> If Employee, his designated beneficiary or his estate ("Claimant") is denied all or a portion of a claimed benefit hereunder for any reason, Bank shall notify the Claimant within 60 days or allowance or denial of the claim. The notice shall be in writing, sent by mail to the Claimant's last known address and must contain the following information:

a. The specific reasons for the denial;
b. Specific reference to pertinent provisions of this Agreement on which the denial is based; and
c. If applicable, a description of any additional information or material necessary to perfect the claim, an explanation of why such information or material is necessary and an explanation of the claims review procedure.

<u>4.2 Review Procedure.</u> A Claimant is entitled to request a review of any denial of his claim by Bank. The request for review must be submitted in writing within 60 days of the Claimant's receipt of the notice of the denial. Absent a request for review within the 60-day period, the claim will be deemed to be conclusively denied. The Claimant of his representative shall be entitled to review all pertinent documents, and to submit issues and comments in writing.

4.3 Final Decision. Within 60 days of receipt of the Claimant's request for review, Bank shall allow or deny the claim. The decision shall be made in writing to the Claimant. The decision shall recite the facts and reasons for denial, with specific reference to the pertinent provisions of the Agreement.

5. Controlled Subsidiaries. Bank agrees to take such action as may be necessary or appropriate to effect compliance with this Agreement by each of its subsidiary corporations as though each such subsidiary corporation were a signatory of this Agreement.

6. Miscellaneous

6.1 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and together shall constitute one and the same agreement.

6.2 Section Headings. The section headings contained in this Agreement are for convenience only and shall in no manner be construed as part of this Agreement.

6.3 Right to Contract. Employee represents and warrants to Bank that he is not now under any obligation, contractual or of an other nature, to any other person, firm or corporation which is inconsistent or in conflict with this Agreement, or which would prevent, limit or impair in any way the performance of his obligations hereunder.

6.4 Waiver. The waiver by either party of a breach or any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach hereof.

6.5 Benefit. Except as otherwise provided herein, the rights and obligations of this contract shall inure to and be binding upon the parties and their respective heirs, successors and assigns.

6.6 Conflict of Laws. This contract is executed and delivered in the State of Oregon and shall be construed and enforced in accordance with the laws and decisions of the State of Oregon. Venue shall be in Washington County Oregon.

6.7 Amendment. This Agreement contains the entire understanding between the parties hereto and may only be amended, modified or supplemented in writing as agreed by the parties.

6.8 Attorneys' Fees. With respect to any dispute relating to this Agreement, or in the event that a suit, action, or other proceeding or any nature whatsoever, including, without limitation, any proceeding under the U.S. Bankruptcy Code and involving issues peculiar to federal bankruptcy law, or any action seeking a declaration of rights or an action for rescission, is instituted to interpret or enforce this Agreement or any provision of this Agreement, the prevailing party shall be entitled to recover from the losing party its reasonable attorneys', paralegals', accountants', and other experts' and professional fees and all other fees, costs, and expenses actually incurred and reasonably necessary in connection therewith, as determined by the judge at trial or other proceeding, or on any appeal or review, in addition to all other amounts provided by law.

In witness whereof, the parties have entered into this Agreement as of the date first above written.

Rick A. Roby (Employee)

Columbia Community Bank
By its Chairman,
Donald B. Kane

EXHIBIT 1

EXECUTIVE EMPLOYMENT AGREEMENT

This Executive Employment Agreement (this "Agreement") is made and entered into effective November 20, 2002 by and between Columbia Community Bank, INC., an Oregon corporation ("Corporation"), and Frederick S. Johnson ("Employee").

RECITALS:

Corporation wishes to employ Employee and Employee wishes to accept employment with Corporation on the terms and conditions set forth in this Agreement.

AGREEMENT:

1. Employment. Corporation agrees to employ employee as Senior Vice-President Loan Administration for a period from 12-01-2001 to 12-31-2005. Employee will report to President of the Corporation. Corporation and Employee acknowledge that the corporation may terminate Employee's employment with Corporation at any time with or without Cause (as defined in Section 8.2) and by employee with 30 day written notice for any cause.

2. Term. This Agreement will commence on the effective date of this Agreement set forth above (the "Effective Date") and will continue for a period of 4 years and one month, unless extended in writing by the written agreement of Corporation and Employee, or unless earlier terminated as provided below in Section 8.

3. Duties. Employee agrees to the best of Employee's ability and experience that Employee will at all times loyally and conscientiously perform all such duties and obligations pursuant to the express and implicit terms of this Agreement, and to the reasonable satisfaction of Corporation. During the term of Employee's employment relationship with Corporation, Employee agrees that Employee will (i) devote all of Employee's business time and attention to the business of Corporation, (ii) Corporation will be entitled to all of the benefits and profits arising from or incident to all such services and advice provided by Employee, (iii) Employee will not render commercial or professional services of any nature to any other person or organization, whether or not for compensation, without the prior written consent of the Board, and (iv) Employee will not directly or indirectly engage or participate in any business that is competitive in any manner with the business of Corporation. Nothing in this Agreement will prevent Employee from accepting speaking or presentation engagements in exchange for honoraria or from serving on boards of charitable organizations, or from owning no more than two percent of the outstanding equity securities of a corporation whose stock is listed on a national stock exchange or the NASDAQ National Market. Employee will comply with and be bound by Corporation's operating policies, procedures and practices from time to time in effect during the term of Employee's employment.

4. Compensation. For the duties and services to be performed by Employee under this Agreement, Corporation will pay Employee, and Employee agrees to accept, the salary, stock options, bonuses and other benefits described below and in the future at a rate commensurate with other senior officers of the bank:

4.1 Salary. Employee will receive a base salary of $86,500 on an annualized basis. Employee's base salary will be payable the 15th and end of each month pursuant to Corporation's normal payroll practices and no less than the average salary for banks of similar asset size and operating results. Employee's base salary will be reviewed at the end of each fiscal year and may be adjusted upward at the discretion of the Board of Directors.

4.2 Stock Options. In consideration of Employee agreeing to execute and perform this Agreement, the Corporation shall grant an Option, to purchase 1000 shares at 85% of the current market price ($10.63) of the Corporation's common stock, which Option shall be Non-Qualified stock options. Future stock options will be based on operating results of the Bank determined by the Board of Directors as stated in section 4.3.

4.3 Bonuses. Employee's entitlement to incentive bonuses and stock options from Corporation is discretionary and will be determined by the Board or its Compensation Committee in good faith based upon the extent to which Employee's individual performance objectives and Corporation's profitability objectives and other financial and nonfinancial objectives are achieved during the applicable bonus period.

4.4 Changes in Control. If the Corporation undergoes a change of control, as defined in Section 9, while the Employee is still employed at the date of the change of control occurs, then the Employee will be entitled to a cash bonus equal to .50 times the Employee's annual salary in 2001, .75 in 2002, 1.00 in 2003, 1.00in 2004, and 1.00 in 2005.

4.5 Deferred Compensation. If Employee desires to defer certain income that might be earned in the future (i.e. salary and/or bonus), the Corporation will make available a non-qualified deferred compensation plan to ensure the Employee future financial stability. Compensation contributed to this plan would accrue interest at a rate set earned by the plan but would not be less than 5%. This plan would be available for compensation earned in other sections of this Agreement. This deferred compensation agreement would not require the corporation to make contribution or to set aside funds for this obligation.

4.6 Reimbursement of Expenses. Employee will be authorized to incur on behalf of and for the benefit of, and will be reimbursed by, Corporation for all reasonable and necessary business expenses, provided that such expenses are substantiated or previously approved (as appropriate) in accordance with Corporation's policies adopted from time to time.

4.8 Additional Benefits. Employee will be eligible to participate in the Corporation's employee benefit plans of general application, including without limitation, those plans covering medical and dental insurance and disability and life insurance in accordance with the rules established for individual participation in any such plan under applicable law.

Employee will be eligible for vacation and sick leave in accordance with the policies in effect during the term of this Agreement and will receive such other benefits as Corporation generally provides to its other employees of comparable position and experience. Initially these benefits will be as follows:

(a) 100% of the premiums for medical, dental, and eyeglass insurance for Employee and Employee's family or the cash equivalent of 100% of employee cost of medical, dental, and eyeglass insurance. Employee chooses to waive present health, dental, and eyeglass insurance coverage due to coverage in place through spouse's employer. Life Insurance equaling two times annual salary (key-man life insurance plan), and a 66 2/3%long-term disability plan. Salary will be continued until the long-term disability program becomes fully effective and permanent disability is determined.

(b) Four weeks of paid personal time per calendar year will be allotted to the end of this contract, prorated for any partial calendar years. One-week carryover will be allowed but only from year to year and no accumulation over 5 weeks in any one-year will be allowed. Personal time that exceeds 5 weeks per year will be lost if not taken.

4.9 The employee will receive a cash payment equal to six months salary if the employee is terminated for any reason other than cause or disability as described in section 8.

5. Working Facilities. Corporation will provide Employee with such facilities and supplies as are necessary and appropriate for the performance of Employee's duties and obligations under this Agreement.

6. Restrictive Covenants.

6.1 Covenant Not to Compete.

(a) Employee hereby acknowledges and agrees that: the market in which the Corporation operates will be Washington County, Oregon and therefore the covenant set forth in this Section 6 is reasonable in scope and essential to the preservation of the Corporation's business; (ii) it would be impossible for Employee to work for a direct competitor with the Corporation's core business (as defined at the time of termination) without inevitably using the Corporation's proprietary information.

(b) For a period of two years after termination with cause or employee initiated resignation of Employee's employment (the "Non-Competition Period"), Employee agrees that, at the Corporation's option, Employee will not compete with the Corporation's business as it is conducted on the date of such termination of employment or it is then planned to be conducted pursuant to an actual plan of action approved by the Board of Directors. For purposes of the preceding sentence, Employee shall be deemed to be competing with the Corporation's business if they perform for, provide to or assist any other individual, person, firm or other entity in performing or providing the same or similar services as Employee provided to the Corporation to or for any Client or Prospective Client of the Corporation.

(1) "Client" means any individual, person, firm or other entity that is presently or at any time within 12 months prior to Employee's separation from

the Corporation in a business relationship with the Corporation for the provision of the Corporation's services.

(2) "Prospective Client" means any individual, person, firm or other entity that is not a Client but with respect to whom the Corporation conducted, prepared or submitted any proposal, client development or marketing efforts at any time within 12 months prior to Employee's separation from the Corporation.

6.2 Covenant Not to Solicit or Hire: Employee covenants and agrees that for so long as Employee is employed by the Corporation and for one year thereafter, Employee shall not, directly or indirectly, hire, employ, retain, solicit or cause to be solicited for employment by Employee or by any third party who is, as of the date of such solicitation or who was within the twelve (12) month period prior to the date of such solicitation, an employee of the Corporation or any subsidiary or affiliate of the Corporation.

7. Injunctive Relief and Survival. Employee acknowledges and agrees that any breach or threatened breach of any of the provisions of Section 6 will cause irreparable injury and harm to the Corporation. In the event of such a breach, or threatened breach, the Corporation will be entitled to seek injunctive relief, including a temporary restraining order and preliminary injunction, together with any damages suffered by it as a result of any such breach. The provisions of Section 6 and this Section 7 will survive termination of this Agreement excepting a change of control as outlined in section #9, which will completely void section #6 and this section #7.

8. Termination.

8.1 Events of Termination. Employee's employment may be terminated at any time upon the occurrence of any one of the following events:

(1) Upon Employee giving Corporation 30 days' prior written notice, for any reason;

(b) Immediately upon Corporation giving Employee written notice with or without Cause;

(c) Upon the death of Employee; or

(d) Upon the Disability of Employee as described in 8.4.

8.2 Definition of Cause. For purposes of this Agreement, the occurrence of any one of the following events will be "Cause" for termination: (i) Employee willfully and continuously fails and refuses to comply with the policies, standards and regulations of Corporation established by the Board; (ii) Employee engages in fraud, dishonesty, or any other act or misconduct in the performance of Employee's duties and obligations on behalf of

Corporation; or (iii) Employee fails to perform any material provision of this Agreement to be performed by Employee. Without cause will be for any other reason and at the discretion of the Board of Directors.

8.3 Death or Disability. In the event that Employee's employment with Corporation terminates as a result of Employee's death or Disability (as defined in Section 8.4), Employee or Employee's estate or representative will receive any benefits payable under Corporation's then existing benefit plans and policies in effect on the date of death or Disability and in accordance with applicable law.

8.4 Definition of Disability. For purposes of this Agreement, Disability will mean that Employee has been unable to perform the essential functions of Employee's duties and obligations under this Agreement, with or without reasonable accommodation, as the result of Employee's incapacity due to physical or mental impairment that substantially limits one or more of Employee's major life activities, and such inability, which continues for at least 120 consecutive calendar days or 150 calendar days during any consecutive 12-month period, if shorter, after its commencement, is determined to be total and permanent by a physician selected by Corporation and its insurers and acceptable to Employee or to Employee's legal representative (with such agreement on acceptability not to be unreasonably withheld). Employee must also be eligible for the company long term disability program.

9. Changes in Control. Change in Control shall mean any of the following events.

A. Any person (including any individual or entity) or persons acting in concert (but excluding in all events the Employee) shall become the beneficial owner of voting shares representing 50% or more of the voting power of the Company.

B. A majority of the board of directors of the Company, as constituted as of December 1, 2001, together with any directors subsequently nominated, shall cease, for any reason other than death or voluntary resignation, to constitute a majority thereof.

C. Any agreement is executed whereby a majority of the voting shares of the Company are or are to be exchanged for shares or other property of another entity.

D. A Change in Control shall have occurred or must be reported pursuant to the Securities Exchange Act of 1934, the Change in Bank Control Act or the Bank Holding Company Act as presently constituted or as hereinafter amended.

E. Notwithstanding any provision to the contrary in this Section 9, a change of control shall be deemed not to have occurred unless following any transaction occurrence in which a change of control otherwise exists, the shareholders of the Company fail to hold more than 50% of the surviving entity.

10. Miscellaneous Provisions.

10.1 Waiver. The waiver by Corporation of a breach of any provision of this Agreement by Employee will not operate or be construed as a waiver of any subsequent or other breach by Employee.

10.2 Assignment. Employee acknowledges that the services to be rendered by Employee are unique and personal. Accordingly, Employee agrees that Employee may not assign any of Employee's rights or delegate any of his duties or obligations under this Agreement without the prior written consent of Corporation.

10.3 Conflicts. Employee represents that Employee's performance of all the terms of this Agreement will not breach any other agreement to which Employee is a party. Employee has not, and will not during the term of this Agreement, enter into any oral or written agreement in conflict with any of the provisions of this Agreement. Employee further represents that Employee is entering into or has entered into an employment relationship with Corporation of Employee's own free will and that Employee has not been illegally solicited as an employee in any way by the Corporation or any Corporation employee.

10.4 Successors. Any successor to Corporation (whether direct or indirect and whether by purchase, lease, merger, consolidation, liquidation or otherwise) to all or substantially all of Corporation's business and/or assets will assume the obligations under this Agreement and agrees expressly to perform the obligations under this Agreement in the same manner and to the same extent as Corporation would be required to perform such obligations in the absence of a succession. The terms of this Agreement and all of Employee's rights under this Agreement will inure to the benefit of, and be enforceable by, Employee's personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.

10.5 Entire Agreement. This Agreement contains the entire agreement of the parties, and supersedes and replaces all previous written or oral agreements or understandings between the parties. No amendment or variation of the terms and conditions of this Agreement will be valid unless it is in writing and signed by all parties.

10.6 Enforceability. If any tribunal declares any provision of this Agreement, as written, to be invalid or unreasonable in scope, the remainder of this Agreement, including any portion of the challenged provision that the tribunal finds to be reasonable, will be fully enforceable.

10.7 Notices. Any notice required or permitted by this Agreement will be in writing and will be deemed sufficient upon receipt, when delivered personally or by a nationally-recognized delivery service (such as Federal Express or UPS), or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, if such notice is addressed to the party to be notified at such party's address as set forth in the records of Corporation.

10.8 Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (i) such provision will be excluded from this Agreement, (ii) the balance of the Agreement will be interpreted as if such provision were so excluded and (iii) the balance of the Agreement will be enforceable in accordance with its terms.

10.9 Law and Jurisdiction. This Agreement will be governed by and construed in accordance with the laws of the state of Oregon. In the event a dispute or claim should arise regarding this Agreement, jurisdiction and venue of any such action will be in Multnomah County, Oregon. Each of the parties expressly consents to the jurisdiction and venue set forth in this Section.

10.10 Advice of Counsel. EACH PARTY TO THIS AGREEEMNT ACKNOWLEDGES THAT, IN EXECUTING THIS AGREEMENT, SUCH PARTY HAS HAD THE OPPORTUNITY TO SEEK THE ADVICE OF INDEPENDENT LEGAL COUNSEL, AND HAS READ AND UNDERSTOOD ALL OF THE TERMS AND PROVISIONS OF THIS AGREEMENT. THIS AGREEMENT WILL NOT BE CONSTRUED AGAINST ANY PARTY BY REASON OF THE DRAFTING OR PREPARATION HEREOF.

CORPORATION:

Columbia Community Bank, INC.
an Oregon ~~corporation~~

By: [signature]

_______________,
Chairman of the Board of Directors

Don Kahn

EMPLOYEE:

[signature]

EXECUTIVE EMPLOYMENT AGREEMENT

This Executive Employment Agreement (this "Agreement") is made and entered into effective January 15, 2003 by and between Columbia Community Bank, an Oregon corporation ("Corporation"), and Randy Blake ("Employee").

RECITALS:

Corporation wishes to employ Employee and Employee wishes to accept employment with Corporation on the terms and conditions set forth in this Agreement.

AGREEMENT:

1. Employment. Employee will be employed by Corporation as Vice President-Financial-Technical Operations. Employee will report to the President of the Corporation. Corporation and Employee acknowledge that Employee's employment is and will continue to be at-will, as defined under Oregon law, and that Employee's employment with Corporation may be terminated by either party at any time with or without Cause (as defined in Section 8.3).

2. Term. This Agreement will commence on the effective date of this Agreement set forth above (the "Effective Date") and will continue for a period of three years, unless extended in writing by the written agreement of Corporation and Employee, or unless earlier terminated as provided below in Section 8.

3. Duties. Employee agrees to the best of Employee's ability and experience that Employee will at all times loyally and conscientiously perform all such duties and obligations pursuant to the express and implicit terms of this Agreement, and to the reasonable satisfaction of Corporation. During the term of Employee's employment relationship with Corporation, Employee agrees that Employee will (i) devote all of Employee's business time and attention to the business of Corporation, (ii) Corporation will be entitled to all of the benefits and profits arising from or incident to all such services and advice provided by Employee, (iii) Employee will not render commercial or professional services of any nature to any other person or organization, whether or not for compensation, without the prior written consent of the Board, and (iv) Employee will not directly or indirectly engage or participate in any business that is competitive in any manner with the business of Corporation. Nothing in this Agreement will prevent Employee from accepting speaking or presentation engagements in exchange for honoraria or from serving on boards of charitable organizations, or from owning no more than two percent of the outstanding equity securities of a corporation whose stock is listed on a national stock exchange or the NASDAQ National Market. Employee will comply with and be bound by Corporation's operating policies, procedures and practices from time to time in effect during the term of Employee's employment.

4. Compensation. For the duties and services to be performed by Employee under this Agreement, Corporation will pay Employee, and Employee agrees to accept, the salary, stock options, bonuses and other benefits described below:

4.1 Salary. Employee will receive a base salary of $67,500.00 per year on an annualized basis. Employee's base salary will be payable semi-monthly pursuant to Corporation's normal payroll practices. Employee's base salary will be reviewed at the end of each fiscal year.

4.2 Bonuses. Employee's entitlement to incentive bonuses from Corporation is discretionary and will be determined by the Board or its Compensation Committee in good faith based upon the extent to which Employee's individual performance objectives and Corporation's profitability objectives and other financial and nonfinancial objectives are achieved during the applicable bonus period.

4.4 Change in Control. If the Corporation undergoes a Change of Control, as defined in Section 9, while the Employee is still employed at the date of the change of control occurs, then the Employee will be entitled to a cash bonus equal to 0.50 times the Employee's annual salary should the Employee or Corporation choose to terminate employment for any reason within one (1) year of the Change in Control.

4.5 Deferred Compensation. If Employee desires to defer certain income that might be earned in the future (i.e. salary and/or bonus), the Corporation will make available a non-qualified deferred compensation plan to ensure the Employee future financial stability. Compensation contributed to this plan would accrue interest at a rate set annually but would not be less than 7.25%. This plan would be available for compensation earned in other sections of this Agreement. This deferred compensation agreement would not require the corporation to make contribution or to set aside funds for this obligation.

4.6 Reimbursement of Expenses. Employee will be authorized to incur on behalf of and for the benefit of, and will be reimbursed by, Corporation for all reasonable and necessary business expenses, provided that such expenses are substantiated or previously approved (as appropriate) in accordance with Corporation's policies adopted from time to time.

4.7 Additional Benefits. Employee will be eligible to participate in the Corporation's employee benefit plans of general application, including without limitation, those plans covering medical and dental insurance and disability and life insurance in accordance with the rules established for individual participation in any such plan under applicable law. Employee will be eligible for vacation and sick leave in accordance with the policies in effect during the term of this Agreement and will receive such other benefits as Corporation generally provides to its other employees of comparable position and experience. Initially these benefits will include, but not necessarily be limited to including, the following:

(a) 100% towards the premiums for medical and dental insurance for Employee. Employee's family may be covered at employee's expense; and

(b) Four (4) weeks of paid vacation per calendar year, prorated for any partial calendar years.

(c) Life Insurance in the amount of one and one-half (1.5) times Employee's annual salary.

5. Working Facilities. Corporation will provide Employee with such facilities and supplies as are necessary and appropriate for the performance of Employee's duties and obligations under this Agreement.

6. Restrictive Covenants-Confidentiality Agreement.

(a) Non-Disclosure. Employee acknowledges that certain proprietary information, whether of a technical or non-technical nature and whether of a tangible or intangible form, including but not limited to business plans, marketing plans, client lists, customer account information, techniques, plans, methods, data, tables, calculations, letters or other paperwork, documents, technology and processes of the Bank collectively referred to as "Trade Secrets", were and will be prepared and developed by the Bank at great expense and over lengthy periods of time, are secret and confidential, are unique and constitute the exclusive property and secrets of the Bank, and that any use or disclosure of such Trade Secrets, except in accordance with and under the provisions of this or any other written agreement between the parties, would be wrongful and would cause irreparable injury to the Bank. Additionally, it is understood that by virtue of Employee's employment by the Bank, Employee may have access to information that is confidential and proprietary to the Bank's customers, suppliers, and other third persons, and that such information should be subject to the same restrictions against disclosure by Employees as the Bank's Trade Secrets. Employee therefore agrees that he:

(1) Will not, at any time, without the express written consent of the Bank, publish, disclose, or divulge to any person, firm or corporation any Trade Secrets except in accordance with, and under the provisions of this Agreement or other written agreements between the parties;

(2) Will not use, directly or indirectly, for Employee's own benefit or the benefit of any other person, firm, or corporation any Trade Secrets except in accordance with and under the provisions of this Agreement or other written agreements between the parties;

(3) Will treat confidentially all documents involving Trade Secrets that are delivered or made available to Employee as a necessary part of Employee's responsibilities as an employee of the Bank, whether or not they are identified or marked by the Bank as proprietary or confidential documents, and will not reproduce or use such documents without appropriate authority;

(4) Will not advise others of Trade Secrets known or used by the Bank or others associated with the Bank;

(5) Will not, after leaving the employ of the Bank, accept employment where the duties under such employment would require or would pose a reasonable likelihood of requiring Employee to use or disclose Trade Secrets; and

(6) Will abide by the same restrictions set forth above in subsections (1) through (3), inclusive, as to any information that is proprietary and

confidential to third persons and that was divulged to Employee by virtue of his employment with the Bank.

(b) Non-Solicitation. Employee agrees that during the period of Employee's employment and for a further period of one (1) year after leaving the employ of the Bank, Employee will not, without the prior written consent of the Bank, directly or indirectly solicit, influence, or assist anyone in the solicitation or influencing of (1) any customer or depositor of the Bank for the purpose of causing, encouraging, or attempting to cause or encourage such customer to divert its current, ongoing, or future business from the Bank to another financial institution or (2) any other employee of the Bank for the purpose of causing, encouraging, or attempting to cause or encourage such other employees to leave for the employment of the Bank. Bank and Employee mutually agree that the customers specifically mentioned on the Attached Exhibit A are exempt from section 6.(b)(1) and each has initialed the exhibit to indicate that agreement.

(c) Enforcement. In the event of any breach of this Agreement by Employee or any threatened or attempted breach by Employee of the non-competition, non-solicitation, and non-disclosure, obligations set forth above in sections 6.(a) and 6.(b) of this Agreement, the Bank will be entitled to injunctive relief against Employee and the parties hereby agree that the amount of any bond for damages to be posted by the Bank in seeking such injunction will be Five Hundred Dollars ($500), provided, however, that this provision will in no way limit or be evidence of the amount of damages to the enjoined party. Nothing herein will be construed as precluding or limiting any other remedies available hereunder or at law or in equity for any breach or threatened or attempted breach of this Agreement, including the recovery of damages.

7. Injunctive Relief and Survival. Employee acknowledges and agrees that any breach or threatened breach of any of the provisions of Section 6 will cause irreparable injury and harm to the Corporation. In the event of such a breach, or threatened breach, the Corporation will be entitled to seek injunctive relief, including a temporary restraining order and preliminary injunction, together with any damages suffered by it as a result of any such breach. The provisions of Section 6 and this Section 7 will survive termination of this Agreement.

8. Termination.

8.1 Events of Termination. Employee's employment may be terminated at any time upon the occurrence of any one of the following events:

(a) Upon Employee giving Corporation 30 days' prior written notice, for any reason;

(b) Upon Corporation giving Employee 30 days' prior written notice, without Cause;

(c) Immediately upon Corporation giving Employee written notice with Cause;

(d) Upon the death of Employee; or

(e) Upon the Disability of Employee.

8.2 Definition of Cause. For purposes of this Agreement, the occurrence of any one of the following events will be "Cause" for termination: (i) Employee willfully and continuously fails and refuses to comply with the policies, standards and regulations of Corporation established by the Board; (ii) Employee engages in fraud, dishonesty, or any other act or misconduct in the performance of Employee's duties and obligations on behalf of Corporation; or (iii) Employee fails to perform any material provision of this Agreement to be performed by Employee.

8.3 Death or Disability. In the event that Employee's employment with Corporation terminates as a result of Employee's death or Disability (as defined in Section 8.4), Employee or Employee's estate or representative will receive any benefits payable under Corporation's then existing benefit plans and policies in effect on the date of death or Disability and in accordance with applicable law.

8.4 Definition of Disability. For purposes of this Agreement, Disability will mean that Employee has been unable to perform the essential functions of Employee's duties and obligations under this Agreement, with or without reasonable accommodation, as the result of Employee's incapacity due to physical or mental impairment that substantially limits one or more of Employee's major life activities, and such inability, which continues for at least 120 consecutive calendar days or 150 calendar days during any consecutive 12-month period, if shorter, after its commencement, is determined to be total and permanent by a physician selected by Corporation and its insurers and acceptable to Employee or to Employee's legal representative (with such agreement on acceptability not to be unreasonably withheld).

9. Change in Control. Change in Control shall mean any of the following events.

A. Any person (including any individual or entity) or persons acting in concert (but excluding in all events the Employee) shall become the beneficial owner of voting shares representing 50% or more of the voting power of the Company.

B. A majority of the board of directors of the Company, as constituted as of March 31, 2001, together with any directors subsequently nominated, shall cease, for any reason other than death or voluntary resignation, to constitute a majority thereof.

C. Any agreement is executed whereby a majority of the voting shares of the Company are or are to be exchanged for shares or other property of another entity.

D. A Change in Control shall have occurred or must be reported pursuant to the Securities Exchange Act of 1934, the Change in Bank Control Act or the Bank Holding Company Act as presently constituted or as hereinafter amended.

10. Miscellaneous Provisions.

10.1 Waiver. The waiver by Corporation of a breach of any provision of this Agreement by Employee will not operate or be construed as a waiver of any subsequent or other breach by Employee.

10.2 Assignment. Employee acknowledges that the services to be rendered by Employee are unique and personal. Accordingly, Employee agrees that Employee may not assign any of Employee's rights or delegate any of his duties or obligations under this Agreement without the prior written consent of Corporation.

10.3 Conflicts. Employee represents that Employee's performance of all the terms of this Agreement will not breach any other agreement to which Employee is a party. Employee has not, and will not during the term of this Agreement, enter into any oral or written agreement in conflict with any of the provisions of this Agreement. Employee further represents that Employee is entering into or has entered into an employment relationship with Corporation of Employee's own free will and that Employee has not been illegally solicited as an employee in any way by the Corporation or any Corporation employee.

10.4 Successors. Any successor to Corporation (whether direct or indirect and whether by purchase, lease, merger, consolidation, liquidation or otherwise) to all or substantially all of Corporation's business and/or assets will assume the obligations under this Agreement and agrees expressly to perform the obligations under this Agreement in the same manner and to the same extent as Corporation would be required to perform such obligations in the absence of a succession. The terms of this Agreement and all of Employee's rights under this Agreement will inure to the benefit of, and be enforceable by, Employee's personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.

10.5 Entire Agreement. This Agreement contains the entire agreement of the parties, and supersedes and replaces all previous written or oral agreements or understandings between the parties. No amendment or variation of the terms and conditions of this Agreement will be valid unless it is in writing and signed by all parties.

10.6 Enforceability. If any tribunal declares any provision of this Agreement, as written, to be invalid or unreasonable in scope, the remainder of this Agreement, including any portion of the challenged provision that the tribunal finds to be reasonable, will be fully enforceable.

10.7 Notices. Any notice required or permitted by this Agreement will be in writing and will be deemed sufficient upon receipt, when delivered personally or by a nationally-recognized delivery service (such as Federal Express or UPS), or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, if such notice is addressed to the party to be notified at such party's address as set forth in the records of Corporation.

10.8 Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (i) such provision will be excluded from this Agreement, (ii) the balance of the Agreement will be interpreted as if such provision were so excluded and (iii) the balance of the Agreement will be enforceable in accordance with its terms.

10.9 Law and Jurisdiction. This Agreement will be governed by and construed in accordance with the laws of the state of Oregon. In the event a dispute or claim should arise regarding this Agreement, jurisdiction and venue of any such action will be in Multnomah

County, Oregon. Each of the parties expressly consents to the jurisdiction and venue set forth in this Section.

10.10 Advice of Counsel. EACH PARTY TO THIS AGREEEMENT ACKNOWLEDGES THAT, IN EXECUTING THIS AGREEMENT, SUCH PARTY HAS HAD THE OPPORTUNITY TO SEEK THE ADVICE OF INDEPENDENT LEGAL COUNSEL, AND HAS READ AND UNDERSTOOD ALL OF THE TERMS AND PROVISIONS OF THIS AGREEMENT. THIS AGREEMENT WILL NOT BE CONSTRUED AGAINST ANY PARTY BY REASON OF THE DRAFTING OR PREPARATION HEREOF.

CORPORATION:

COLUMBIA COMMUNITY BANK, INC.
an Oregon corporation

By:____________________________
President

EMPLOYEE:

____
Randy Blake

LEASE

THIS LEASE is entered into this 22 day of March, between WARZ Investments L.L.C., an Oregon limited liability company, hereinafter referred to as "Lessor" and Columbia Community Bank, hereinafter referred to as "Lessee".

Lessor is the owner of a building and other improvements on that certain real property situated in the City of Hillsboro, County of Washington, and State of Oregon, described in Exhibit "A". Lessor hereby Leases to Lessee and Lessee hereby rents from Lessor upon the terms, conditions and covenants contained herein the "Premises" of approximately 2950 square feet, described in Exhibit "B", which is a part of said improvements. The location of the Premises is outlined in red on Exhibit "C". Any alterations or improvements to the Premises required of the Lessor are set forth in Exhibit "D". The street address of the Premises is 314 E. Main Hillsboro, Oregon 97123

1. TERM: The term of this Lease shall be for a period of 4 years and 2 months. The Lease term shall commence on the 1st day of March, 2004 (the "Commencement Date") and shall expire at midnight on the 30th day of April, 2008. Lessee shall have an option to renew the Lease for an additional term of 5 years as provided in Exhibit "E". Lessee shall be entitled to possession of the Premises as of the Commencement Date.

2. RENT: Beginning upon the Commencement Date and continuing during the entire Lease term, Lessee shall pay to Lessor monthly rent, as follows:

(a) Base rent during the term of this Lease as set forth in exhibit "F".

(b) Additional rent for Lessee's proportionate share for common area maintenance charges, insurance and taxes as provided in sections 4, 5 and 6.

The base rent and the additional rent shall be due and payable in advance on the first day of the month. Rent for the month of March, 2004 shall be paid upon the execution of this Lease. The next rent payment shall be due on April 1, 2004. Lessee shall pay the rent to Lessor in United States currency without any right to deduction or setoff and without any notice or demand.

Lessee shall pay the base rent, additional rent and other amounts required to be paid by Lessee under this Lease to Lessor at PO BOX 88 Hillsboro, Oregon 97123 or at such other place as Lessor may from time to time designate in writing.

3. SECURITY DEPOSIT: Upon execution of this Lease, Lessee shall pay to Lessor the sum of $__-0-________as a security deposit, and not as prepaid rent, which sum shall be retained by Lessor as security for the full and faithful performance by Lessee of all of the covenants and terms of this Lease required to be performed by Lessee. Such security deposit shall be returned to Lessee after the expiration of this Lease provided Lessee has fully and faithfully carried out all of Lessees obligations hereunder, including the payment of all amounts due to Lessor hereunder and the surrender of the Premises to Lessor in the condition required herein. The security deposit may be commingled with other funds of Lessor and shall not bear interest. The retention or use of all or any portion of the security deposit by Lessor shall in no way be a

bar or a defense to any action to renter and to retake possession of the Premises or for any action which Lessor may at any time institute for the breach of any term, covenant or condition of this Lease. Lessor shall have the right to offset against the security deposit any sums owing from Lessee to Lessor and not paid when due and any damages caused by Lessee's default. Any offset against the security deposit shall not be Lessor's exclusive remedy, and such offset maybe invoked by Lessor in addition to any other remedy provided by law or in this Lease for Lessee's default. Should Lessor utilize any portion of the security deposit pursuant to this paragraph, Lessee shall restore the security deposit to the original amount within ten days after demand therefor. In the event of a sale of the property described in Exhibit "A", Lessor shall have the right to transfer the security deposit to the purchaser, and Lessor shall thereupon be released from all liability for the return of the security deposit, and Lessee agrees to look solely to the new Lessor for the return of the security deposit.

4. TAXES: Lessee shall be responsible for and pay before delinquent all taxes assessed during the term of this Lease against any trade fixtures, leasehold improvements, or personal property of any kind owned by or placed upon or about the Premises by Lessee. In addition to the rental provided in this Lease, Lessee shall pay 23% of all real property taxes and assessments levied, assessed or imposed during the Lease term upon the real property and improvements described in Exhibit "A". All real property taxes and assessments payable for a period, part of which shall be within the Lease term and part of which shall be either before or after the Lease term, shall be prorated between Lessor and Lessee. Lessee shall pay to Lessor an amount each month that is equal to one-twelfth of Lessee's share of the estimated real property taxes and assessments. Lessor shall notify Lessee of the estimated monthly amount to be paid and of any changes in the estimated amount, and Lessee shall pay Lessor such estimated amount at such time as and together with Lessee's monthly rent payment. Lessor shall furnish to Lessee an annual statement showing the real property taxes and assessments against the real property and improvements, and shall charge or credit to Lessee for any difference between the actual amount and the estimated amounts previously paid by Lessee. Lessee shall pay Lessor any deficiency within 30 days after Lessor gives Lessee notice thereof. Lessor shall credit any overpayment against Lessee's next monthly rent. No interest or earnings shall be payable by Lessor to Lessee on any amount accumulated hereunder. Lessor may commingle said tax payments with other funds of Lessor. Lessor shall pay all such taxes and assessments when the same become due or payable. If during the Lease term, either the voters of the state of Oregon or the State Legislature enact a real property tax limitation or reduction, then any substitute tax or taxes, in any name or form, which may be adopted to replace or supplement real property taxes shall be considered the equivalent of real property taxes for the purposes of this paragraph. Should there be in effect during the Lease term any law, statute, or ordinance which levies, assesses or imposes any tax (other than any income tax) upon rents, Lessee shall pay such tax as may be attributable to the rents under this Lease or shall reimburse Lessor for any such tax paid by Lessor within ten days after Lessor bills Lessee for the same.

5. INSURANCE:

(a) During the Lease term, Lessor shall maintain in full force a policy or policies of fire insurance with standard extended coverage endorsements to the extent of at least 90% of the replacement cost of the building or buildings and other improvements, fixtures, furnishings and equipment (exclusive of Lessee's trade fixtures, leasehold improvements and other property) situated on or pertinent to the real property described in Exhibit "A". During the Lease term, Lessor shall also maintain in full force a comprehensive liability insurance policy of not less than $2,000,000.00 insuring Lessor against liability for bodily injury and property damage occurring in, or about the real property described in Exhibit "A". Lessor may also secure and maintain such other insurance as Lessor deems reasonably necessary in connection with the real property described in Exhibit "A", and the buildings, improvements, fixtures, furnishings and equipment thereon or pertinent thereto, including, without limitation, rent interruption insurance. Lessor shall secure said insurance at competitive rates. In addition to the base rent provided in this Lease, Lessee shall pay 23% of the premiums for said insurance. Insurance premiums attributable to a period, a part of which shall be within the Lease term and a part of which shall be either before or after the Lease term, shall be prorated between Lessor and Lessee. Lessor will establish a reserve for insurance premiums, in the same manner as the reserve for real property taxes and assessments, pursuant to paragraph 4 above, and in such event Lessee shall pay an amount, each month, together with its monthly base rent, equal to one-twelfth of Lessee's share of the estimated annual insurance premiums, and the terms and conditions of paragraph 4 above with respect to property taxes and assessments shall apply in a like manner to fire and liability insurance premiums.

(b) This Lease is entered into on the basis that Lessee's occupancy will not increase the classification of the Premises or the real property and improvements for insurance rating purposes. If Lessee's intended use of the Premises is a different classification for insurance rating purposes, resulting in higher insurance premiums for any buildings situated on the real property described in Exhibit "A", Lessee shall pay for the increased costs of the premiums for insuring any such building or buildings against loss by fire with standard extended coverage endorsements during the term of this Lease. If the insurance premiums on any buildings are increased during the Lease term as a result of the installation of equipment on the Premises by Lessee, by reason of the Lessee's maintaining certain goods or materials on the Premises or as a result of other use or occupancy of the Premises by Lessee, Lessee shall pay the additional cost of the insurance for any such buildings (whether or not Lessor has consented to the activity resulting in the increased insurance premiums). Lessee shall refrain from any activity in Lessee's use of the Premises which would make it impracticable to insure the Premises or the buildings situated on the real property described in Exhibit "A" against casualty or which would increase the insurance rate on any such buildings or prevent Lessor from taking advantage of the ruling of the Insurance Rating Bureau of the state in which the Premises are situated or its successors allowing Lessor to obtain reduced premium rates for long term fire insurance policies, unless Lessee pays the additional cost of the insurance. If Lessee installs any electrical equipment that overloads the lines in the Premises or any such buildings, Lessee shall at Lessee's own expense make whatever changes are necessary to comply with the requirements of the insurance underwriters and the governmental authorities having jurisdiction. Any insurance premiums to be paid by Lessee by reason of Lessee's initial intended use of the Premises or any increases in fire insurance premiums attributable to Lessee's use or occupancy of the Premises during the term of the Lease shall be paid by Lessee to Lessor within 30 days after Lessor bills Lessee for the same.

6. COMMON AREA, OPERATING AND MAINTENANCE CHARGES:

(a) The term "common area" (or "common areas") means all the areas on the real property described in Exhibit "A" used or intended to be used from time to time in common by lessees of said property or by customers or invitees of such lessees, including, but not limited to, to the extent applicable, parking lots, roads, walkways, curbs, landscaped areas, planters, common malls, interior atriums, exterior stairways, interior stairs and balconies, elevators, corridors, loading docks, delivery areas, telephone areas, restrooms, and all fixtures, furnishings, improvements and equipment pertinent thereto or constituting a part thereof, and such other like areas and facilities as Lessor may designate from time to time. Common area shall also include abutting property used for landscaping and entrances contiguous to the real property described in Exhibit "A". For purposes of determining "common area, operating and maintenance charges", common area shall be deemed to include all building or buildings and other improvements situated on the real property described in Exhibit "A", and all fixtures, furnishings and equipment pertinent thereto or constituting a part thereof, including the common area as defined above.

(b) Lessee shall pay to Lessor 23% of the "common area operating and maintenance charges" which are defined as Lessors direct, out-of-pocket costs incurred for maintenance and operation of the common area to the extent necessary to keep the same in good condition and repair, including, but not limited to: lighting, sweeping, cleaning, snow removal of parking area, line painting and other painting, and janitorial services; maintenance repair and operation of fire protection systems, sprinkler systems, storm drainage systems and other utility systems; expenses for security and security systems; insurance, exclusive of insurance coverage charged to Lessee pursuant to paragraph 5; personal property taxes, but not any property taxes included in paragraph 4; electricity, repair and maintenance of directory and other signs; maintenance and repair of paving, curbs, sidewalks, driveways, planting and landscaping, lighting and sign facilities, and resurfacing; repair and maintenance of exterior walls (including repainting, restaining, sealing or similar treatment), roofs, gutters and downspouts of any building or buildings, including replacement when necessary; all maintenance and repair and operating costs of common malls, interior atriums and other interior areas included herein in any buildings situated on the real property described in Exhibit "A"; costs of any public address, loudspeaker or music system; all costs and expenses of personnel to implement the foregoing services; rental paid for machinery and equipment to carry out the foregoing services; reasonable reserves for anticipated expenditures, in Lessor's discretion commensurate with good business practices, such as replacement of roofs, replacement of parking areas, replacement of common area heating and air conditioning equipment, replacement of other fixtures, furnishings and equipment within the definition of "common area" and the replacement of machinery and equipment utilized to carry out the foregoing services; plus 20% of the forgoing direct costs to cover Lessor's indirect costs. There shall be excluded the cost of the initial construction of common area facilities. The fact that an above stated cost or expense is treated as a capital expense for accounting purposes shall not relieve Lessee of its obligation to pay its share of the cost or expense.

(c) Lessor shall notify Lessee of the estimated monthly amount to be paid by Lessee for its share of the common area, operating and maintenance charges, and Lessee shall pay Lessor such estimated amount at the same time as and together with Lessee's monthly base rent. Lessor shall, within 90 days following the end of each calendar year during the term of this Lease, determine and furnish to Lessee a statement showing in reasonable detail the actual costs and expenses of such maintenance and operations during the preceding calendar year (or partial year for the first year in which construction is completed) together with a computation of the charge or credit to Lessee for any difference between the actual costs and the estimated costs paid by Lessee for such period; and any such difference shall be paid or reimbursed within 30 days after Lessor gives Lessee notice thereof. Lessee's obligation for its share of the common area, operating and maintenance charges for any calendar year shall be prorated as of the commencement date of and the expiration date of the term of this Lease. The determination of the certified public accountant then serving Lessor shall be conclusive each year of the actual costs and expenses of such maintenance and operations.

7. USE OF COMMON AREA: Subject to the provisions of this Lease, Lessee, its employees, agents, customers and invitees shall have the nonexclusive revocable license to use the common area along with others. However, the common area shall at all times be subject to the exclusive control, custody and management of Lessor and parts thereof may be closed at such time or times as may be determined advisable by Lessor. Lessor reserves the right to make changes in the common area of the real property described in Exhibit "A" from time to time, including but not limited to changes, additions or deletions with respect to the parking areas and layout, roads, drives and walkways, landscaped areas, the directory sign and other equipment and improvements situated in the common area. Lessor also reserves the right to erect promotional and other displays within the common area, as Lessor may from time to time deem desirable.

8. ACCEPTANCE OF PREMISES AND COMPLETION OF BUILDING:

(a) Lessee accepts the Premises on the specified Commencement Date in the condition existing as of the execution of this Lease, subject only to completion of any work to be performed by Lessor as set forth in Exhibit "D." Any work to be performed by Lessor as set forth in Exhibit "D" shall be considered as substantially completed notwithstanding the noncompletion of items which are dependent upon Lessee's fixturing and other work..

(b) Within 30 days following the substantial completion of the work to be performed by Lessor as set forth in Exhibit "D," Lessee shall deliver to Lessor a written statement signed by Lessee, setting forth in detail any work to be performed by Lessor as set forth in Exhibit "D" or elsewhere in this Lease which has not been properly completed. The failure of Lessee to execute and deliver such a statement within the time limited shall constitute an acknowledgement by Lessee that all of Lessor's work hereunder has been satisfactorily completed and performed as of that date. Notwithstanding the delivery of such written statement, Lessee's obligation for rental and other charges hereunder shall not abate during the period the Lessor is completing any such work.

9. USE OF PREMISES:

(a) The Premises shall be used and occupied only for the conduct of a community bank and other related services under the trade name Columbia Community Bank and for no other purpose or purposes and under no other trade name without Lessor's prior written consent, which consent shall not be unreasonably withheld. Lessor shall not consent to any use involving adult entertainment.

(b) Lessee shall not use or permit any part of the Premises to be used for any purpose in violation of any municipal, county, state or federal law, ordinance or regulation. Lessee shall conform to all applicable laws and regulations of any public authority affecting the Premises and the use thereof. Lessee shall correct at Lessee's own expense any failure of compliance created through Lessee's fault or by reason of Lessee's use.

(c) Lessee shall refrain from any activity which would be reasonably offensive to Lessor, to other lessees in any building situated on the real property described in Exhibit "A", or to owners or users of adjoining Premises, or which would tend to create a nuisance or damage the reputation of the Premises or of any such buildings. Without limiting the generality of the foregoing, Lessee shall not permit any objectionable noise or odor to escape or be emitted from the Premises, Lessee shall not place any boxes, cartons, rubbish, merchandise or other personal property in the walkways or other common areas, and Lessee shall not place nor permit any loudspeaker or sound amplifier or any phonograph or other devices similar to any of the foregoing at any place in or out of the Premises where the same may be heard outside of the Premises.

(d) Lessee shall not load the floors beyond the point considered safe by a competent engineer or architect selected by Lessor.

(e) Lessee may post the signs described in Exhibit "G", provided the signs comply with any applicable sign ordinances. Lessee shall not place, maintain or attach any other sign, display, insignia, decoration, lettering, awning, canopy, advertising or promotion matter or material, antenna, aerial or other device to the exterior or interior walls, windows, doors or roof of the Premises without the prior written consent of Lessor. Lessor need not consent to any sign or other attachment which fails to conform to the general design concept of the building situated on the real property described in Exhibit "A" as established by Lessor. Notwithstanding Lessor's consent to any signs or other attachments, Lessee shall remove all such signs or other attachments upon termination of the Lease and repair any damage to the Premises caused thereby at Lessee's own cost and expense.

(f) Lessee shall keep the Premises open for business and cause Lessee's business to be conducted therein continuously during the term of this Lease during those days and hours as is customary for businesses of like character, except to the extent that the use of the Premises is interrupted or prevented by causes beyond Lessee's reasonable control and for reasonable vacation periods.

(g) Lessee shall not conduct or permit to be conducted any sale by auction on any part of the Premises, whether said auction be voluntary, involuntary, pursuant to any

assignment for the payment of creditors or pursuant to any bankruptcy or other insolvency proceedings unless Lessee has permission from Lessor. Lessee shall not permit the use of any part of the Premises for a secondhand store, distress or fire sale, or bankruptcy or going-out-of-business sale or the like. Lessee shall not permit any coin operated vending, novelty or game machines or equipment on the Premises.

(h) Lessee shall not commit or suffer any strip or waste of the Premises or the improvements thereon or any part thereof. Lessee shall keep the Premises in a neat, clean, sanitary and orderly condition.

(i) Lessee shall comply, and cause Lessee's employees, agents, invitees and customers, to comply with reasonable rules respecting the use of the Premises and the common area promulgated by Lessor from time to time and communicated to Lessee in writing. Such rules shall include the regulation of parking, and Lessee and its employees shall park their cars and trucks only in areas designated by Lessor from time to time for that purpose. Without limiting the generality of the foregoing, such rules may establish hours during which the common areas shall be open for use, may regulate the receiving and delivery of goods and merchandise to the Premises and may regulate the removal of garbage and refuse from the Premises.

(j) Lessee shall not cause or permit any Hazardous Substance to be spilled, leaked, disposed of, or otherwise released on or under the Premises. Lessee may use or otherwise handle on the Premises only those Hazardous Substances typically used or sold in the prudent and safe operation of the business specified in Section 9(a). Lessee may store such Hazardous Substances on the Premises only in quantities necessary to satisfy Lessee's reasonably anticipated needs. Lessee shall comply with all Environmental Laws and exercise the highest degree of care in the use, handling, and storage of Hazardous Substances and shall take all practicable measures to minimize the quantity and toxicity of Hazardous Substances used, handled, or stored on the Premises. On the expiration or termination of this Lease, Lessee shall remove all Hazardous Substances from the Premises. The term *Environmental Law* shall mean any federal, state, or local statute, regulation, or ordinance or any judicial or other governmental order pertaining to the protection of health, safety, or the environment. The term *Hazardous Substance* shall mean any hazardous, toxic, infectious, or radioactive substance, waste, and material as defined or listed by any Environmental Law and shall include, without limitation, petroleum oil and its fractions.

(k) Lessee shall be solely responsible for securing the Premises. Lessee shall provided Lessor with a key to be used in the event of a need for emergency repairs.

10. LESSEE IMPROVEMENTS AND ALTERATIONS: Exhibit "D" sets forth the Lessor Work to be completed by Lessor at its expense. Lessee shall pay for any additional Lessee improvements that it desires and that are approved by Lessor. Lessee shall make no improvements or alterations on the Premises of any kind, without the prior written consent of Lessor. Prior to the commencement of any work by Lessee, Lessee shall first submit the following to Lessor and obtain Lessor's written consent to all of the following: Lessee's plans and specifications, including, without limitation, a comprehensive interior design plan, and detailed plans specifying carpeting, colors and fixtures; Lessee's estimated costs; and the names of all of subcontractors. All work performed by the Lessee shall be done in strict compliance with all applicable building, fire, sanitary and safety codes, and other applicable laws, statutes, regulations and ordinances, and Lessee shall secure all necessary permits for the same. Lessee shall keep the Premises free from all liens in connection with any such work. All work performed

by the Lessee shall be carried forward expeditiously, shall not interfere with Lessor's work or the work to be performed by or for other lessees, and shall be completed within a reasonable time. Lessor or Lessor's agents shall have the right at all reasonable times to inspect the quality and progress of such work. Lessee shall promptly obtain and deliver to Lessor full and unconditional lien releases and lien waivers from all contractors, subcontractors, material men, suppliers and others providing work, labor, materials and/or services to the Premises in the installation, construction or the providing of improvements or alterations for Lessee. All improvements, alterations and other work performed on the Premises by either Lessor or Lessee shall be the property of Lessor when installed, except for Lessee's trade fixtures, and may not be removed at the expiration of this Lease unless the applicable Lessor's consent specifically provides otherwise, Notwithstanding Lessor's consent to improvements or alterations by Lessee, all such improvements, alterations and other work to be performed by Lessee shall be at the sole cost and expense of Lessee.

11. REPAIRS AND MAINTENANCE:

(a) Subject to the terms of paragraph 6 above with respect to payment for Lessor's maintenance and repairs, the following shall be the responsibility of the Lessor, and Lessor shall maintain all of the following in good condition and repair:

(i) Structural repairs and maintenance and repairs necessitated by structural disrepair or defects.

(ii) Repair and maintenance of the exterior walls, roof, gutters, downspouts and foundation of the building in which the Premises are located. This shall not include maintenance of the operating condition of doors and windows or replacement of glass nor maintenance of the storefront.

(iii) Repair of interior walls, ceilings, doors, windows, floors and floor coverings when such repairs are made necessary by the failure of Lessor to keep the structure in repair as above provided in this subparagraph (a).

(b) Notwithstanding the above, any repairs or maintenance necessitated by the negligent or intentional acts of Lessee, its employees or invitees or by the Lessee's breach of this Lease shall be at Lessee's expenses.

(c) The following shall be the responsibility of Lessee, and Lessee shall maintain all of the following in good condition and repair:

(i) Any interior redecorating.

(ii) Any repairs to the Premises and the building in which the Premises are situated necessitated by the negligence or intentional acts of Lessee, its agents, employees and invitees or by the Lessee's breach of this Lease.

(iii) Maintenance and repair of the interior walls and floor coverings (both hard surfaces and carpeting).

(iv) Any repairs or alterations required under Lessee's obligation to comply with the laws and regulations as set forth in paragraph 9(b) above.

(v) Maintenance and repair and replacement if necessary of the heating and air conditioning systems and sprinkler systems, if any. In the event any HVAC or sprinkler system is shared with other tenants, then lessee shall pay or reimburse Lessor for Lessee's share of such maintenance, repair or replacement costs in proportion to Lessee's rentable square footage to the total rentable square footage serviced by the system.

(vi) All other repairs and maintenance to the Premises which Lessor is not specifically required to make under subparagraph (a) above which includes, without limiting the generality of the foregoing, the replacement of all glass which may be broken, cracked or damaged during the term hereof with glass of as good or better quality than that used at the commencement of the term hereof, the store front, the interior wiring and plumbing and the drain pipes to sewers.

(d) Lessee shall have the benefit of any construction and equipment guaranties and warranties in favor of Lessor with respect to the Premises.

(e) Lessor shall have the right to inspect the Premises at any reasonable time or times to determine the necessity of repair. Whether or not such inspection is made, the duty of Lessor to make such repairs as outlined above in any area in Lessee's possession and control shall not mature until a reasonable time (30 days unless a different time is agreed to jointly) after Lessor has received from Lessee written notice of the necessity of repairs, except in the event emergency repairs may be required and in such event Lessee shall attempt to give Lessor appropriate notice considering the circumstances.

(f) All repairs, replacements, alterations or other work performed on or about the Premises by Lessor shall be done in such a way as to interfere as little as reasonably possible with the use of the Premises by Lessee. Lessee shall have no right to an abatement of rent, except as provided in Section 19, nor any claim against Lessor for any inconvenience disturbance or damages resulting from Lessor's performance of repairs and maintenance pursuant to this paragraph.

(g) Lessor shall have the right to contract with a service company for the regular maintenance and repair of any HVAC or sprinkler system, but shall not be obligated to do so. If Lessor enters into a service contract for the maintenance and repair of the HVAC or sprinkler system, Lessee hall reimburse Lessor for its proportionate share of the costs of such service on a monthly or other periodic basis. Lessor may require Lessee to directly contract and pay for a service contract on the HVAC or sprinkler system with a service provider acceptable to Lessor.

12. LIENS: Lessee shall keep the Premises free from all liens, including construction and mechanics liens, arising from any act or omission of Lessee or those claiming under Lessee. Lessor shall have the right to post and maintain on the, Premises or, the building in which the Premises are situated Such notices of nonresponsibility as are provided for under the lien laws of Oregon.

13. UTILITIES: Lessee shall promptly pay for all water and sewer services, gas and electrical services, including heat and light, garbage collection, telephone, and all other utility services used by Lessee during the term of this Lease. If the heating and air conditioning systems or any other utility services are not on separate meters, Lessee shall pay its proportionate share of such charges based upon the actual use of the heating and air conditioning or such other utility services by Lessee and by the other lessees utilizing the same. Lessor makes no warranties or representations as to the quantity, quality, availability, amount or duration of any of the utility services referred to in this paragraph or servicing the Premises. Lessor shall not be liable for any interruption in utility service. Lessee shall arrange for regular and prompt pick up of trash and garbage. Lessor reserves the right to arrange for garbage collection on a cooperative basis for Lessee and other tenants, and if Lessor elects to do so, Lessee's proportionate share of the garbage collection charges shall be paid by Lessee to Lessor as a common area maintenance charge.

14. ICE, SNOW AND DEBRIS: Lessee shall keep the walks adjacent to the Premises free and clear of ice, snow, rubbish, debris and obstructions. Lessee shall indemnify, defend and hold Lessor harmless from any injury whether to Lessor or Lessee's property or to any other person or property caused by Lessee's failure to perform Lessee's obligations under this paragraph. Lessee's obligations under this paragraph shall be performed at Lessee's cost and expense.

15. LIGHT AND AIR: This Lease does not grant any rights of access to light or air over any part of the real property described in Exhibit "A".

16. INDEMNITY OF LESSOR-INSURANCE:

(a) Lessor shall not be liable for any injury to any person or for the loss of or damage to any property, including damage to the property of Lessee, occurring in or about the Premises from any cause whatsoever, other than the sole negligence or intentional misconduct of Lessor. Lessee shall indemnify, defend and save harmless Lessor from any and all liability, damage, expense, attorney's fees, causes of action, suits, claims or judgments, arising from injury to person or damage to property arising out of or connected directly with Lessee's use, occupancy, management, or control of the Premises. Lessee shall at its own expense, defend any and all suits which may be brought against Lessor either alone or in connection with others upon any such above-mentioned cause or claim, and shall satisfy, pay and discharge any and all judgments that may be recovered against Lessor in any such action or actions in which Lessor may be a party defendant. Notwithstanding the aforementioned, Lessee shall have no duty to indemnify Lessor for damages or costs caused by Lessor's sole negligence or willful misconduct.

(b) Lessee shall at its own expense during the term of this Lease carry in full force and effect a comprehensive general or commercial liability insurance policy, with an insurance carrier satisfactory to Lessor, naming Lessor as an additional insured, with limits not less than $2,000,000.00 per person, $2,000,000.00 per occurrence, and $2,000,000.00 per property damage, insuring against any and all liability of Lessee with respect to the Premises including the common area or arising out of the, maintenance, use or occupancy thereof. Such policies shall provide that the insurance shall not be cancelable or reduced without at least ten days' prior written notice to Lessor, and shall be deemed primary and noncontributing with any insurance available to Lessor. Lessee shall furnish Lessor with a certificate or other acceptable evidence that such insurance is in effect.

(c) Lessee shall also maintain insurance to comply with Workmen's Compensation and Employer's Liability Laws.

(d) Lessee shall also maintain at its own expense insurance covering its furniture, fixtures, equipment and inventory and all improvements that it makes to the Premises in an amount not less than 100% of their full insurable value against fire and other perils as are covered by a standard fire insurance policy with an extended coverage endorsement, including sprinkler leakage insurance, if any.

17. WAIVER OF SUBROGATION: Neither party shall be liable to the other or to any insurance company by way or subrogation or otherwise for any loss or damage caused by fire or any of the risks enumerated in a standard fire insurance policy with an extended coverage endorsement, including sprinkler leakage insurance, if any. All claims or rights of recovery for any or all such loss or damage, however caused, are hereby waived. Without limiting the generality of the foregoing, said absence of liability shall exist whether or not such loss or damage is caused by the negligence of either Lessor or Lessee or by any of their respective agents, servants or employees. Lessor and Lessee shall cause their respective insurance policies to contain a waiver of subrogation clause.

18. INJURY TO LESSEE'S PROPERTY: Lessor shall not be liable for any injury to the goods, stock, merchandise or other property of Lessee or to any person in or about the Premises resulting from fire or collapse of the building in which the Premises are located or any portion thereof or any other cause, including, but not limited to, damage by water, gas or steam, or by reason of any electrical apparatus in or about the Premises.

19. DAMAGE OR DESTRUCTION:

(a) If the Premises shall be partially damaged by fire or other cause, and subparagraph (a) below does not apply, the damage to the Premises shall be repaired by Lessor, and the monthly rent until such repair shall be made shall be reduced according to the part of the Premises which is usable by Lessee, except that if such damage occurs because of the fault of Lessee, its employees, agents or invitees there shall be no reduction or abatement of rent. The repairs shall be accomplished within a reasonable period of time. Lessor shall bear the cost of such repairs unless the damage occurred from a risk which would not be covered by a standard fire insurance policy with an endorsement for extended coverage, including sprinkler leakage, and the damage was the fault of Lessee, its employees, agents or invitees, in which event Lessee shall bear the expense of the repairs. Notwithstanding the above, if the damage to the Premises occurred from a risk which would not be covered by a standard fire insurance policy with an endorsement for extended coverage, including sprinkler leakage, and the damage was not the fault of Lessee, Lessor may elect to terminate the Lease rather than repair the Premises.

(b) If the Premises is 65% or more destroyed during the term of this Lease by any cause, Lessor may elect to terminate this Lease as of the date of damage or destruction by notice given to the Lessee, in writing not more than 45 days following the date of damage. In the absence of an election to terminate, Lessor shall proceed to restore the Premises (if damaged) to substantially the same form as prior to the damage or destruction, so as to provide Lessee usable space equivalent in quantity and character to that before the damage or destruction. Work shall be commenced as soon as reasonably possible, and thereafter proceed without interruption, except for work stoppages on account of matters beyond the reasonable control of Lessor. From the date of damage until the Premises are restored or repaired, the monthly rent shall be abated or reduced according to the part of the Premises usable by Lessee, unless the damage occurred because of the fault of Lessee, its employees, agents or invitees. Lessor shall bear the cost of such repairs, unless the damage occurred from a risk that would not be covered by a standard fire insurance policy with an endorsement for extended coverage, including sprinkler leakage, and the damage was the fault of Lessee, its employees, agents or invitees, in which event Lessee shall bear the expense of the repairs.

(c) If the Premises is repaired, Lessee shall be solely responsible for the repair or replacement of its trade fixtures, leasehold improvements, personal property, furniture, equipment and inventory.

20. EMINENT DOMAIN:

(a) If a portion of the Premises is condemned and neither subparagraph (b) nor subparagraph (c) apply, the Lease shall continue in effect. Lessor shall be entitled to all the proceeds of condemnation, and Lessee shall have no claim against Lessor as a result of condemnation. Lessor shall proceed as soon as reasonably possible to make such repairs and alterations to the Premises as are necessary to restore the remaining Premises to a condition as comparative as reasonably practical to that existing at the time of condemnation. The monthly rent shall be abated to the extent that the Premises are untenantable during a period of alteration and repair. After the date on which title vests in the condemning authority, the monthly rent shall be reduced commensurately with the reduction in value of the Leased Premises as an economic unit on account of the partial taking.

(b) If a condemning authority takes a portion of the Premises and the remainder of the Premises is unusable to Lessee in the Lessor's commercially reasonable judgment, the Lease shall, at the option of Lessor or Lessee, terminate as of the date title vests in the condemning authority. Lessor shall be entitled to all of the proceeds of condemnation, and Lessee shall have no claim against Lessor as a result of the condemnation.

(c) If a condemning authority takes all of the Premises, the Lease shall terminate as of the date title vests in the condemning authority. Lessor shall be entitled to all of the proceeds of condemnation, and Lessee shall have no claim against Lessor as a result of the condemnation.

(d) Sale of all or any part of the Premises to a purchaser with the power of eminent domain in the face of a threat of probability of the exercise of the powers shall be treated for the purposes of this Lease as a taking by condemnation.

(e) Lessee reserves all rights it may have against the condemnor in any condemnation action, including, but not limited to, damages for Leasehold improvements or any damage to its business.

21. BANKRUPTCY: Subject to paragraph 25, this Lease shall not be assigned or transferred voluntarily or involuntarily by operation of law. This Lease may, at the option of Lessor, be terminated if Lessee is adjudged bankrupt or insolvent, or makes an assignment for the benefit of creditors, or files or is a party to the filing of a petition in bankruptcy, or a receiver or a trustee is appointed to take charge of any of the assets of Lessee and such receiver or trustee is not removed within 30 days after the date of his appointment. To the extent permitted by law, this Lease or any sublease hereunder shall not be considered as an asset of a debtor-in-possession, or an asset in bankruptcy, insolvency, receivership, or other judicial proceedings.

22. DEFAULT: The following shall be an event of default:

(a) Failure of Lessee to pay any rent, additional rent or any other charge or amount required hereunder within ten days after it is due.

(b) Failure of Lessee to comply with any term or condition or fulfill any obligation of this Lease, other than the payment of rent, additional rent or other charges, within twenty days after written notice by Lessor specifying the nature of the default with reasonable particularity. If the default is of such a nature that it cannot be completely remedied within the 20-day period, this subparagraph shall be complied with if Lessee begins correcting the default within the 20-day period and thereafter proceeds with reasonable diligence and in good faith to effect the remedy as soon as practicable. Lessor shall only be required to give Lessee one notice during any calendar year for failure to comply with a particular term or condition of this Lease.

(c) The abandonment of the Premises by Lessee or the failure of Lessee for 30 days or more to occupy the Premises for one or more of the designated purposes of this Lease unless such failure is excused under other provisions of this Lease.

(d) The bankruptcy or insolvency of Lessee or the occurrence of other acts specified in paragraph 21 of this Lease which give Lessor the option to terminate.

(e) Failure of Lessor to comply with any material term or condition or to fulfill any material obligation of this Lease within 30 days after written notice by Lessee specifying the nature of the default with reasonable particularity. If the default is of such a nature that it cannot be completely remedied within the 30-day period, this subparagraph shall be complied with if Lessor begins to cure the default within the 30-day period and thereafter proceeds with reasonable diligence and in good faith to effect the remedy as soon as practicable.

23. REMEDIES ON DEFAULT:

(a) In the event of a default by Lessee, Lessor may, at Lessor's option, exercise any one or more of the rights and remedies available to a landlord in the State of Oregon to redress such default, consecutively or concurrently, including the following:

(i) Lessor may elect to terminate the Lessee's right to possession of the Premises or any portion thereof by written notice to Lessee. The Lessee's liability to Lessor for damages shall survive the termination of possession under the Lease. Following such notice,

Lessor may reenter, take possession of the Premises and remove any persons or property by legal action or self-help with the use of reasonable force and without liability for damages. To the extent permitted by law, Lessor shall have the right to take possession of the personal property belonging to Lessee which is on the Premises at the time of re-entry, or the right to such other security interest therein as the law may permit, to secure all sums due or which become due to Lessor under this Lease. Perfection of such security interest shall occur by taking possession of such personal property or as otherwise provided by law.

(ii) Following re-entry by Lessor, Lessor may re-let the Premises for a term longer or shorter than the term of this Lease and, upon any reasonable terms including the granting of rent concessions to the new lessee, Lessor may alter, refurbish or otherwise change the character or use of the Premises in connection with such re-letting. Lessor shall not be required to re-let for any use or purpose which Lessor may reasonably consider injurious to its property or to its best use or to re-let to any lessee which Lessor may reasonably consider objectionable. No such re-letting by Lessor following a default by Lessee shall be construed as an acceptance of the surrender of the Premises or release the Lessee from damages. If rent received upon such re-letting exceeds the rent reserved or due under this Lease, Lessee shall have no claim to the excess.

(iii) Following re-entry, Lessor shall have the right to recover from Lessee the following damages:

(A) All unpaid rent or other charges for the period prior to re-entry plus interest thereon at eight per cent (8%) per annum.

(B) An amount equal to the rent and additional rent lost during which the Premises are not re-let. Lessor shall use reasonable efforts to re-let the Premises. If Lessor lists the Premises with a real estate broker experienced in leasing commercial property in the metropolitan area in which the Premises are located, such listing shall constitute the taking of reasonable efforts to re-let the Premises.

(C) All costs incurred in re-letting or attempting to re-let the Premises, including, without limitation, the cost of clean up, repair and alterations in preparation for a new lessee, the cost of correcting any defaults or restoring any unauthorized alterations, the amount of any real estate commissions applicable to the unexpired term of the Lease and advertising expenses.

(D) The difference between the rent and additions to rent reserved under this Lease and the amount actually received by Lessor from re-letting, as such amounts accrue.

(iv) Lessor shall be entitled to its reasonable attorney's fees incurred in connection with the default, whether or not any litigation is commenced.

(v) Lessor may sue periodically to recover damages as they accrue throughout the term of this Lease and no action for accrued damages shall be a bar to a later action for damages subsequently accruing. To avoid a multiplicity of actions, Lessor may obtain a decree of specific performance requiring Lessee to pay the damages stated in subparagraph (iii) above as they accrue, Alternatively, Lessor may bring an action to recover accrued damages plus damages attributable to the remaining term of this Lease equal to the difference between the rent and additional rent due under this Lease and the reasonable rental value of the Premises for the remainder of the term, discounted to the time of the judgment at a rate equal to the prime rate charged by the US Bank or its successor, but not to exceed 6% per annum.

(vi) In the event that Lessee remains in possession following default and Lessor does not elect to re-enter, Lessor may recover all back rent or other charges, together with interest thereon at eight percent (8%) per annum from the date due, and shall have the right to cure any nonmonetary default and recover the cost of such cure from Lessee, plus interest from the date of the expenditure at eight percent (8%) per annum. In addition, Lessor shall be entitled to recover attorney's fees reasonably incurred in connection with the default, whether or not litigation is commenced. Lessor may sue to recover such amounts as they accrue, and no one action for accrued damages shall bar a later action for damages subsequently accruing.

(vii) In addition to all other remedies provided herein, if any rent or other charge required hereunder is not received by Lessor within ten (10) days after it is due, Lessor may impose a late charge equal to five percent (5%) of the amount of the delinquent rent or other charge. The late charge may be assessed only once for each delinquent month's rent. Lessee shall pay any such late charge immediately upon being billed the charge by Lessor. The imposition by Lessor and/or the payment by Lessee of any such late charge shall not waive or cure Lessee's default hereunder.

(viii) If Lessee shall fail to perform any of the covenants or obligations to be performed by Lessee, Lessor, in addition to all other remedies provided herein, shall have the option to cure such default after 20 days' written notice to Lessee, unless Lessee's nonperformance possess an immediate danger to persons or property in which event Lessor is only required to give 24 hours notice. Without limiting the generality of the foregoing, it is understood that Lessor's right to cure defaults includes any failure by Lessee to perform repairs and maintenance required of it under this Lease, to clean windows and other portions of the storefront, and in general to keep the Premises and adjacent walks in a neat, clean and orderly condition. Lessee shall reimburse all of Lessor's expenditures incurred to correct the default upon demand with interest at eight percent (8%) per annum from the date of expenditure by Lessor. Lessor's right to cure defaults is for the full protection of Lessor and the existence or exercise of this right shall not release Lessee from the obligation to perform all of the covenants herein to be performed by Lessee, or deprive Lessor of any other right, which Lessor may have by reason of such default by Lessee.

(ix) The foregoing remedies shall not be exclusive but shall be in addition to all other remedies and rights provided under applicable law, and no election to pursue one right shall preclude resort to another consistent remedy.

(b) Any sums owing from Lessee to Lessor, including but not limited to delinquent rent, shall bear interest at the rate of eight per cent (8%) per annum from the date due until paid.

(c) In the event of a default by Lessor, Lessee's sole remedy shall be a separate claim for monetary damages. Lessee shall have no right of setoff, recoupment or rent abatement.

24. SURRENDER AT EXPIRATION:

(a) Condition Of Premises. Upon expiration of the Lease term or earlier termination on account of default, Lessee shall deliver all keys to Lessor and surrender the Premises broom clean and in the same conditioned as first leased, less ordinary wear and tear. Improvements and alterations constructed by Lessee shall not be removed or restored to the original condition unless the terms of Lessor's consent provide otherwise or unless Lessor requests Lessee to remove such improvements or alterations, in which event Lessee shall remove the same and restore the Premises. Depreciation and wear from ordinary use for the purpose for which the Premises were let need not be restored, but all repair for which Lessee is responsible shall be completed to the latest practical date prior to such surrender.

(b) Fixtures:

(i) All fixtures placed on the Premises by Lessee, excluding Lessee's trade fixtures, shall, at Lessor's option, be the property of Lessor. Movable furniture, movable decorations, curtains, drapes, blinds, furnishings and trade fixtures shall remain the property of Lessee if placed on the Premises by Lessee.

(ii) If Lessor so elects, Lessee shall remove any or all fixtures which otherwise would remain the property of Lessor, and shall repair any physical damage resulting from the removal. If Lessee fails to remove such fixtures, Lessor may do so and charge the cost to Lessee with interest from the date of expenditure at eight percent (8%) per annum. Lessee shall remove all furnishings, furniture and trade fixtures which remain the property of Lessee. If Lessee fails to do so, this shall be an abandonment of the property, and Lessor may retain the property and all rights of Lessee with respect to it shall cease, or by notice in writing given to Lessee within 20 days after removal was required, Lessor may elect to hold Lessee to its obligation of removal. If Lessor elects to require Lessee to remove, Lessor may effect a removal and place the property in public or private storage for Lessee's account. Lessee shall be liable to Lessor for the cost of removal, transportation to storage, and storage, with interest on all such expenses from the date of expenditure by Lessor at the rate of eight percent (8%) per annum.

(iii) The time for removal of any property or fixtures which Lessee is required to remove from the Premises upon termination shall be on or before the date the Lease terminates because of expiration of the term or on the date Lessee's right to possession terminates because of a default.

(c) Holdover:

(i) If Lessee does not vacate the Premises at the time required, Lessor shall have the option to treat Lessee as a holdover tenant on a month-to-month tenancy, subject to all the provisions of this Lease, except that the provision for the term of this Lease shall not apply and the base rent shall be one hundred fifty percent (150%) of the base rent in effect during the last month of the Lease term. Failure of Lessee to remove fixtures, furniture, furnishings or trade fixtures which Lessee is required to remove under this Lease shall constitute a failure to vacate, and Lessee shall be deemed a holdover tenant subject to this subsection.

(ii) If a month-to-month tenancy results from a holdover by Lessee under this subparagraph (c), the tenancy shall be terminable at the end of any monthly rental period on written notice from Lessor given not less than 30 days prior to the termination date which shall be specified in the notice. Lessee waives any notice which would other wise be provided by law with respect to a month-to-month tenancy.

25. ASSIGNMENT AND SUBLETTING: Lessee shall not assign this Lease or sublet all or any part of the Premises without the written consent of Lessor. In the event that Lessor shall consent to an assignment or sublease hereunder, Lessee shall pay Lessor's reasonable fees and costs, not to exceed $1,000 incurred in connection with the processing of documents necessary to the giving of such consent. If Lessee is a corporation or a partnership, the transfer, assignment or change in the ownership of any stock or partnership interest in the aggregate in excess of 33% shall be deemed an assignment within the meaning of this paragraph. Lessee shall remain primarily liable after any assignment or sublease for the payment of the rent and the performance of all of Lessee's obligations under this Lease, notwithstanding such assignment or subletting by Lessee. If Lessee at any time desires to assign or sublet the Premises or any part thereof, Lessee shall first notify Lessor in writing of its desire to do so and Lessee shall offer Lessor the right to recapture, at the square foot rental for the space then applicable pursuant to this Lease or the rental which Lessee proposed to obtain, whichever is lower, all or such part of the Premises that Lessee desires to assign or sublet. Lessor shall have the option, to be exercised within 15 days from the date of the giving of such notice, to require Lessee to execute an assignment to Lessor of this Lease or a sublease to Lessor of the Premises or such portion thereof as Lessee desires to sublet, with the right of Lessor to sublet to others, or to anyone designated by Lessor. If Lessor exercises such option and such assignment or sublease is at the rental specified in this Lease, Lessee shall be released of all further liability hereunder, from and after the effective date of such assignment or sublease, with respect to the Premises included therein. If Lessor does not exercise such option within such time, Lessee may thereafter assign this Lease or sublet the Premises designated in such notice, provided Lessor consents thereto, but at a rental not less than that offered to Lessor in such notice and not later than 90 days after the giving of such notice (unless a further notice is given).

26. SUBORDINATION: Lessee's interest hereunder shall be subordinate to any mortgage or trust deed placed on the Premises by Lessor, except that no assignment or transfer of Lessor's rights hereunder to a lending institution as collateral security in connection with such a mortgage or trust deed and no foreclosure sale resulting from the default of Lessor in the performance of Lessors obligations assumed in connection with such a mortgage or trust deed shall affect Lessee's right to possession, use and occupancy of the Premises so long as Lessee shall not be in default under any of the terms and conditions of this Lease. If required by any lender to which Lessor applies for financing, Lessee agrees to execute and acknowledge an instrument in recordable form that expressly subordinates Lessee's interest hereunder to the interests of the lender.

27. ESTOPPEL CERTIFICATE; Lessee shall from time to time, upon not less than 5 days' prior notice, submit to Lessor, or to any person designated by Lessor, a statement in writing certifying that this Lease is unmodified and in full force and effect (or if there have been modifications, identifying the same by the date thereof and specifying the nature thereof), that to the knowledge of Lessee no uncured default exists hereunder (or if such uncured default does exist, specifying the same), the dates to which the rental and other sums and charges payable hereunder have been paid, and that Lessee has no claims against Lessor and no defenses or offsets to rental except for the continuing obligations under this Lease (or if Lessee has any such claims, defenses or offsets, specifying the same). The estoppel certificate shall be in such form as Lessor may request or such form as any lender, financial institution or prospective purchaser may require of Lessor.

28. PERFORMANCE BY LESSOR: Lessor shall not be deemed in default for the nonperformance or for any interruption or delay in performance of any of the terms, covenants and conditions of this Lease if the same shall be due to any labor dispute, strike, lock-out, civil commotion or like operation, invasion, rebellion, hostilities, military or usurped power, sabotage, governmental regulations or controls, inability to obtain labor, services or materials, or through act of God or causes beyond the reasonable control of Lessor.

29. INSPECTION: Lessor, Lessor's agents and representatives, shall have the right to enter upon the Premises at reasonable times for the purpose of inspecting the same, for the purpose of making repairs or improvements to the Premises or the building in which the Premises are located or for any lawful purpose with at least one week notice for major repairs or improvements that may affect Lessees clientele or business.

30. FOR SALE AND FOR RENT SIGNS: During the period of 120 days prior to the date. for the termination of this Lease, Lessor may post on the Premises or the windows thereof signs of moderate size notifying the public that the Premises are "for sale" or "for rent" or "for lease".

31. NON-WAIVER: The acceptance by Lessor of any rental or other benefits under this Lease shall not constitute a waiver of any default. Any waiver by Lessor of the strict performance of any of the provisions of this Lease shall not be deemed to be a waiver of subsequent breaches of the same character or of a different character, occurring either before or subsequent to such waiver, and shall not prejudice Lessors right to require strict performance of the same provisions in the future or of any other provision of this Lease.

32. ATTORNEY'S FEES: If suit, arbitration or action is instituted in connection with any controversy arising out of this Lease, the prevailing party shall be entitled to recover in addition to costs such sums as the trial court may adjudge reasonable as attorney's fees, and in the event any appeal is taken from a judgment or decree in such suit or action, the losing party shall pay the prevailing party in the appeal its reasonable attorney's fees and costs arising from such litigation and appeal.

33. NOTICES: Any notice required or permitted under this Lease shall be in writing and shall be given when actually delivered or three days after being deposited in United States mail as follows:

To Lessor: WARZ Investments L.L.C. PO BOX 88 Hillsboro, Oregon 97123

To Lessee: Columbia Community Bank 314 E. Main Hillsboro, Oregon 97123

or to such other addresses as may be specified from time to time by either of the parties in the manner above provided for the giving of notice

34. RECORDING: This Lease shall not be recorded.

35. MISCELLANEOUS:

(a) Interpretation. In interpreting or construing this Lease, it is understood that Lessee may be more than one person, that if the context so requires, the singular pronoun shall be taken to mean and include the plural, and that generally all grammatical changes shall be made, assumed and implied to make the provisions hereof apply equally to corporations, partnerships and individuals.

(b) Headings. The marginal headings or titles to the paragraphs of this Lease are for convenience and shall have no effect upon the construction or interpretation of any part of this Lease.

(c) Modifications. It is understood that there are no oral agreements between the parties hereto affecting this Lease and that this Lease supersedes and cancels any and all previous negotiations, arrangements, brochures, advertising, agreements and understandings, if any, between the parties hereto or their agents or by or through any broker with respect to this Lease and the subject matter thereof. This instrument contains all of the agreements made between the parties to this Lease and may not be modified or amended orally or in any other manner than by an agreement in writing signed by all of the parties to the Lease or their respective successors in interest.

(d) Time of the Essence. Time is of the essence of each provision of this Lease.

(e) Succession. Subject to the restrictions on assignment or transfer of Lessee's interest as set forth in this Lease, this Lease shall be binding upon and inure to the benefit of the parties, and their respective heirs, personal representatives, successors and assigns.

(f) Representations. Lessor makes no representations or warranties with respect to the Premises except as may be expressly set forth in this Lease.

(g) Severability. If any portion of this Lease or the application thereof to any party or person or circumstance shall be invalid or unenforceable to any extent, the remainder of this Lease and the application of such provisions to either party or to other persons or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by law.

36. EXHIBITS AND ADDITIONAL PROVISIONS: Exhibits "A", "B", "C", "D", "E", "F" and "G" which are referred to in this Lease are attached hereto and by this reference incorporated herein.

IN WITNESS WHEREOF, Lessor and Lessee have executed this Lease in duplicate the day and year first herein written, any corporate signature being by the authority of the Board of Directors.

LESSOR:	LESSEE:
WARZ Investments L.L.C.	Columbia County Bank
By: Ted Rose	By: Randy U. Blake
Name: Ted Rose	Name: Randy U. Blake
Its:	Its: CFO

Order No. 794352

EXHIBIT "A"

PARCEL I:

The North 99.9 feet of Lots 1, 2, 3 and 4, REIDT'S SUBDIVISION OF LOTS 1 AND 2, and Part of Lots 7 and 8, Block 19, HILLSBORO, in the City of Hillsboro, County of Washington and State of Oregon.

PARCEL II:

That portion of Lots 1, 2, 3 and 4, REIDT'S SUBDIVISION OF LOTS 1 AND 2, and part of Lots 7 and 8, Block 19, HILLSBORO, in the City of Hillsboro, County of Washington and State of Oregon, described as follows:

Beginning at a point 99.9 feet South of the Northwest corner of Lot 1; thence East parallel to the South line of Main Street 198 feet to a point on the East line of Lot 4; thence South 49.1 feet to the Northeast corner of that certain tract of land conveyed to Carl O. Peterson by Deed recorded October 29, 1929 in Book 142, page 518; thence West along the North line of said Peterson Tract, 198 feet to the Easterly line of 3rd Avenue; thence North to the place of beginning.

TOGETHER WITH a perpetual easement over, across and upon the following described tract;

Beginning at a point on the South line of Main Street in the City of Hillsboro, Oregon, at the Northeast corner of Lot 4, in REIDT'S ADDITION TO THE CITY OF HILLSBORO, as shown by the duly recorded map and plat thereof; which point is further described as being 198 feet East of the Northwest corner of Block 19, and running thence South to the Northeast corner of the above described property; thence West 10 feet; thence North to the South line of Main Street; thence East 10 feet to the place of beginning.

EXHIBIT "A"

EXHIBIT "C"



EXHIBIT "C"

EXHIBIT D

LESSOR'S WORK

Lessee responsible for any tenant improvements.

EXHIBIT E

OPTION TO RENEW: Lessee shall have the option to renew this Lease for one additional 5 year term if the Lease is not then in default as follows:

1. The renewal term shall commence March 1, 2008.

2. The option may be exercised by written notice to Lessor given not less than 180 days prior to the last day of the term of the Lease. The giving of such notice shall be sufficient to make the Lease binding for the renewal term without further act of the parties, who shall then be bound to take the steps required in connection with the determination of rent as specified below.

3. The terms and conditions of the Lease for the renewal term shall be identical with the previous term except for the Lease term and the base rent. The Lease term shall be the renewal term specified above. The base rent shall be determined as follows:

The base rent for the first year of the renewal term shall be the greater of (a) the monthly base rent for the final month of the original Lease term plus three per cent (3%) or (b) the fair rental value of the Premises at the time of the commencement of the renewal term. If the parties do not agree upon the amount of the base rent within 60 days after notice of election to renew, the fair rental value of the Premises shall be determined by a commercial real estate broker or agent, experienced in leasing similar properties in the Portland area, and mutually agreed upon by the parties (the "Arbitrator"). The parties shall equally share the costs of the Arbitrator. The decision of the Arbitrator as to fair rental value shall be binding upon the parties. Lessor shall notify Lessee, within 15 days of receipt of the Arbitrator's decision whether the base rent for the first year of the option period will be the monthly base rent for the final month of the original Lease term plus 3% or the fair rental value determined by the Arbitrator. The base rent shall increase 3% annually during the renewal term. The rent adjustment of 3% will be made each anniversary of the commencement of the renewal term.

EXHIBIT F

RENT SCHEDULE

MONTHLY RENT DURING THE TERM OF THIS LEASE SHALL BE:

MARCH 1, 2004 thru APRIL 30, 2005

$3,000.00 + CAM charges, taxes (or certificate of exemption), water /sewer and insurance

APRIL 1, 2005 thru MARCH 31, 2006

$3,090.00 + CAM charges, taxes (or certificate of exemption), water/sewer and insurance

APRIL 1, 2006 thru MARCH 31, 2007

$3,183.00 + CAM charges, taxes (or certificate of exemption), water/sewer and insurance

APRIL 1, 2007 thru MARCH 31, 2008

$3,278.00 + CAM charges, taxes (or certificate of exemption), water/sewer and insurance

Current CAM charges $224.25 per month

Current insurance charges $57.50 per month

Current water/sewer charges $479.17 per month

Current taxes $297.08 per month

TOTAL CURRENT CHARGES $1,058.00 PER MONTH

EXHIBIT A

Lease

Between

Paul W. and Linda L. Moody

As Landlord,

And

Columbia Community Bank

As Tenant,

Dated as of *August 5, 2002.*

TABLE OF CONTENTS

LEASE

LEASE, made as of the 5th day of August, 2002 by Paul W. Moody & Linda L. Moody, (Landlord) and Columbia Community Bank, (Tenant).

WITNESSETH:

In consideration of the representations, covenants and agreements herein contained, the parties covenant and agree as follows:

1. PREMISES

1.01 Landlord's Authority.

Landlord represents and warrants that it is the sole owner of the land described on Exhibit A attached hereto, together with all buildings, improvements, facilities and fixtures located on the land, and any easements, rights of access and other property rights allowing Tenant unobstructed use and occupancy of the foregoing (the "Premises"). Landlord represents and warrants that it has full right and authority to lease the Premises to Tenant and to otherwise enter into this Lease on the terms and conditions set forth herein, and that the provisions of this Lease do not conflict with or violate the provisions of existing agreements between the Landlord and third parties.

1.02 Lease of Premises.

Landlord does hereby lease the Premises to Tenant, and Tenant does hereby lease the Premises from Landlord. The Premises are leased to Tenant together with all singular appurtenances, rights and privileges in or otherwise pertaining thereto.

1.03 Landlord's Access.

After reasonable notice to Tenant, Landlord and Landlord's agents shall have the right to enter the Premises at reasonable times for the purpose of inspecting the same, showing the Premises to prospective purchasers, lenders, or lessees, and making such alterations, repairs, improvements or additions to the Premises as Landlord may deem necessary or desirable. In the event of any emergency that is a threat of damage or injury to life or property, Landlord may enter the Premises without notice.

2. TERM

2.01 Lease Commencement.

The "Commencement Date" shall be August 5th, 2002.

2.02 Initial Term.

The initial tem of this Lease (the "Initial Term") shall be five years, commencing on the Commencement Date. ("Term" shall refer to the Initial Term and any extension thereof.)

2.03 Extension Term.

Tenant may, by written notice to Landlord not less than 60 days' prior to the end of the Initial Term, or first extension term if previously extended, extend the Term of this Lease for up to two additional five year extension terms.

3. RENT

3.01 Rent.

Base Rent ("Base Rent") under this Lease shall be $10,351.75 per month, due and payable on the 5th day of each month. (Refer to Addendum A)

3.02 Late Rent.

Base Rent payments are due on the 5th day of each month and shall be considered late if received after the 20th day of the month. In the event that Tenant fails to make any rent payments on or before the 20th of the month, Tenant shall pay a late charge in the amount of 5% of the rent amount due. Except as may otherwise be provided in this Lease, Base Rent payments are due without notice of demand and without setoff or deduction.

3.03 Lease Renewal Rate.

The renewal option for the 5 year terms (ie beginning the 6th and 11th year of the original lease) will be based upon the original Base Rent plus any increase in the Portland, C.P.I. index, beyond the rate of the 1st day of the preceding lease term.

4. TAXES AND ASSESSMENTS

4.01 Payment of Taxes by Tenant.

All real estate, property taxes or taxes related to property ownership, to be paid by Tenant. Tenant shall pay all personal property taxes, transaction, privilege, excise or sales taxes, special improvement and other assessments (ordinary and extraordinary), and all other taxes, duties, charges, fees and payments imposed by any governmental or public authority which shall be imposed, assessed or levied upon, or arising in connection with the ownership, use, occupancy, possession or rental (excluding general income taxes) of the Premises or any part thereof during the Term (all of which are herein called "Taxes"). Tenant shall deliver to Landlord evidence of timely payment of Taxes. Taxes for the tax year in which the term shall commence or expire shall be apportioned according to the numbers of days during which each part shall be in possession during such tax year. All taxes and fees pertaining to Tenant's operation at the Premises to be paid by tenant.

5. SERVICES AND UTILITIES

5.01 Contractual Arrangements.

Tenant shall be responsible for making arrangements for delivery to the Premises of any gas, electrical power, water, sewer, telephone and other utility services and any cleaning, trash and snow removal and maintenance services as Tenant deems necessary or desirable for its operation during the Term. Landlord represents that the foregoing services and utilities are installed and readily available at the Premises without any material installation costs to Tenant.

5.02 Payment of Charges.

Tenant shall promptly pay all charges for utility and other services contracted by Tenant to be delivered to or used upon the Premises during the Term and shall provide such security deposits, bonds or assurances as may be necessary to procure such services.

5.03 Transition.

Landlord and Tenant shall each reasonably assist the other in transition of payments for and control of services and utilities at the commencement and termination of this Lease.

6. MAINTENANCE AND REPAIR

6.01 Present Condition.

Tenant accepts the Premises as is in their present condition. Notwithstanding the foregoing, Landlord will, prior to the commencement of the term, put the building systems, including, without limitation, plumbing and electrical lines and equipment, heating, ventilation and air conditioning systems, boilers and elevators, if any, in good repair and condition, and Landlord covenants and agrees that at the Commencement Date these systems will be in good mechanical and operating condition. Landlord represents and warrants that it has no knowledge of any conditions which have existed or presently exist which could materially adversely affect Tenant's business or contemplated use of Premises.

6.02 Maintenance Obligations.

Tenant, at its own cost and expense, shall keep and maintain the Premises in their present condition, subject to reasonable wear and tear. Tenant shall promptly make or cause to be made all non-structural repairs needed to meet such obligation. Landlord shall be obligated to make all structural and non-routine mechanical repairs and replacements to the Premises, which shall include keeping the roof and Premises free of leaks, repairs to the plumbing and drainage systems, electrical systems, and the exterior and interior structural elements of the building (including, without limitation, the roof, exterior and bearing walls of the building, support
beams, foundations, columns and lateral supports, normal wear and tear of the parking lot, not to include parking lot signage or striping).

7. USE: COMPLIANCE WITH LAWS

7.01 Permitted Uses.

Tenant may use and occupy the Premises for general office and financial services.

8. ALTERATIONS

8.01 General.

Tenant may make non-structural alterations, improvements and additions ("Alterations") on the Premises of up to $10,000.00 per project without obtaining Landlord's prior consent or approval. Tenant shall have the right to make other Alterations to the Premises, provided, however, Tenant shall obtain Landlord's prior consent or approval, which consent or approval shall not be unreasonably withheld, conditioned or denied, before making any other Alterations. All Alterations made by Tenant shall be made at Tenant's sole cost and expense (including all expenses for obtaining any required governmental permits and approvals).

8.02 Cooperation.

Landlord will cooperate with Tenant's efforts to obtain any governmental permits or approvals required therefor. Tenant may perform all Alterations with contractors and subcontractors of Tenant's own choosing. Landlord shall not be entitled to impose upon Tenant any charges or fees of any kind in connection with any Alterations.

9. SIGNAGE

Tenant, at its expense and subject to its obtaining any required governmental permits and approvals, may place, maintain, repair and replace signage on Premises. Landlord shall cooperate with Tenant's efforts to obtain any permit or approval required or desirable in connection with the installation of any sign.

10. TENANT'S PROPERTY

For purposes of this Lease, the Term "Tenant's Property" shall mean all office furniture and equipment, movable partitions, communications equipment and other articles of movable personal property owned or leased by Tenant and located in the Premises. All Tenant's Property
shall be and remain the property of the Tenant throughout the Term of this Lease and may be removed by Tenant at any time during the Term. Upon the expiration of this Lease (or within 30 days after the sooner termination hereof), Tenant shall remove all Tenant's Property from the Premises without leaving any noticeable damage to the Premises. In the event that Tenant shall leave noticeable damage as a result of Tenant's removal of Tenant's Property, Landlord shall give Tenant 15 days written notice to remove or repair such damage, after which time, Landlord may repair such damage and Landlord shall be reimbursed for all costs and expenses of repairing such damage at Landlord's reasonable and actual cost.

11. QUIET ENJOYMENT

Landlord covenants and agrees that Tenant shall and may, at all times during the Term, peaceably and quietly have, hold, occupy and enjoy the Premises.

12. LIENS

12.01 Tenant's Liens.

Tenant covenants and agrees that Tenant shall not allow any materialman's or mechanic's liens or any other liens, deeds of trust, mortgages, or other encumbrances to be placed on the whole or any portion of the Premises during the term of this Lease by any action or failure to act of Tenant.

13. INSURANCE

13.01 Building Insurance.

(a) Tenant, throughout the Term at Tenant's expense, shall keep the buildings and improvements included in the Premises insured for the "full replacement value" thereof against loss or damage by perils customarily included under standard "all-risk" policies. Landlord's name shall appear on all such policies as an "additional insured" and "loss payee". On written request by Landlord, Tenant shall deliver to Landlord certificates of insurance, showing that the insurance required to be maintained pursuant to the foregoing provisions of this Section 13.01 (a) is in force and will not be modified or cancelled without thirty days' prior notice being furnished to Landlord. Thereafter, certificates showing renewal of, or substitution for, policies which expire or are terminated shall be furnished no less than thirty days' prior to the expiration or termination of each such policy. Each policy of insurance maintained by Tenant pursuant to the foregoing provisions of this Section 13.01 (a) shall provide that the same will not be cancelled without at least thirty days' prior written notice to Landlord.

(b) Notwithstanding anything to the contrary contained in the foregoing provision of this Section 13.01, Tenant shall have the right to cause the insurance to be maintained by Tenant pursuant to this Section 13.01 to be effected either by blanket or umbrella policies, with deductibles not to exceed $250,000.00

13.02 Tenant's Liability Insurance.

(a) Tenant, throughout the Term, shall maintain commercial general liability insurance, including a contractual liability endorsement, and personal injury liability coverage, in respect of the Premises and conduct or operation of business therein, with Landlord as an additional insured, with limits of not less than $1,000,000.00 combined single limit for bodily injury and property damage liability in any one occurrence. Tenant shall not be entitled to self-insure any portion of such liability coverage other than a deductible not to exceed $250,000.00.

(b) Each policy of insurance maintained by Tenant pursuant to the foregoing provisions of this Section 13.02 shall provide that the same will not be cancelled without at least 30 days' prior written notice to Landlord (as an additional insured thereunder). On written request by Landlord, Tenant shall deliver to Landlord certificates of insurance, showing that the insurance required to be maintained pursuant to the foregoing provisions of this Section 13.02 is in force and will not be modified or cancelled without 30 days' prior notice being furnished to Landlord. Thereafter, certificates showing renewal of, or substitution for, policies which expire or are terminated shall be furnished not less than 30 days' prior to the expiration or termination of each such policy.

(c) Notwithstanding anything to the contrary contained in the foregoing provisions of this Section 13.02, Tenant shall have the right to cause the insurance required by this Section 13.02 to be maintained through blanket or umbrella policies.

13.03 Waiver of Subrogation.

Neither Landlord or Tenant, nor their respective officers, directors, employees, agents or invitees, nor Tenant's permitted subtenants, shall be liable to the other party or to any insurance company (by way of subrogation or otherwise) insuring the other party for any loss or damage to any building, structure or other tangible property, when such loss is caused by any of the perils which are or could be insured against under a standard policy of full replacement cost insurance for fire, theft and all risk coverage, or loss under workers' compensation laws and benefits, even though such loss or damage might have been occasioned by the negligence of such party, its agents or employees (this clause shall not apply, however, to any damage caused by intentionally wrongful actions or omissions).

If by reason of foregoing waiver, however, either party shall be unable to obtain any such insurance, such waiver shall be deemed not to have been made by such party and, provided, further, that if either party shall be unable to obtain any such insurance without the payment of an additional premium therefore, then, unless the party claiming the benefit of such a waiver shall agree to pay such party for the cost of such additional premium within thirty (30) days after notice setting forth such requirement and the amount of the additional premium, such waiver

shall be of no force and effect between such party and such claiming party. Each party shall use reasonable efforts to obtain such insurance from a company that does not charge an additional premium or, if that is not possible, one that charges the lowest additional premium. Each party shall give the other party notice at any time when it is unable to obtain insurance with such a waiver of subrogation without the payment of an additional premium and the foregoing waiver shall be effective until thirty (30) days after notice is given. Each party represents that its current insurance policies allow such waiver.

Neither Landlord nor Tenant shall obtain or accept any insurance policy which would be invalidated by or which would conflict with this paragraph.

14. INDEMNIFICATION

Except as may otherwise be provide in this Lease, Tenant shall indemnify and hold harmless Landlord, its partners, directors, officers, agents and employees from and against any and all third-party claims arising from or in connection with: (i) the conduct or management of the Premises or of any business therein, or any work or thing whatsoever done, or any condition created in or about the Premises during the Term of this Lease; (ii) any act, omission or negligence of Tenant or any of its subtenants or licensees or its or their partners, directors, officers, agents, employees, invitees or contractors; (iii) any accident, injury or damage whatever occurring in, at or upon the Premises.

In connection with this indemnification, Tenant shall have the right to assume the defense with counsel, reasonably acceptable to Landlord, chosen by the Tenant or by Tenant's insurance company. Tenant shall not be responsible for the fees of any separate counsel employed by the Landlord.

15. CONDEMNATION

15.01 Notice.

Landlord and Tenant shall each notify the other if it becomes aware that there will or might occur a taking (each, a "Taking") of any portion of the Premises by condemnation proceedings or by exercise of any right of eminent domain.

15.02 Termination of Lease.

In the event of the Taking of the entire Premises, this Lease shall terminate as of the date of such Taking. If there occurs a Taking of a portion of the Premises such that the remainder of the Premises shall not, in Tenant's reasonable opinion, be adequate and suitable fore the conduct of Tenant's business, then Tenant may, at its option, terminate this Lease.

15.03 Continuation of Lease.

In any case that there occurs a Taking of a portion of the Building or Premises and this Lease is not terminated pursuant to Section 15.02 hereof, then this Lease shall remain in full force and effect, except that appropriate adjustments shall be made to, and in respect of, the Premises and Rent, and Landlord shall proceed with due diligence to perform any work necessary to restore the remaining portions of the Premises to the condition that they were in immediately prior to the Taking, or as near thereto as possible.

15.04 Condemnation Award.

Any award resulting from any Taking of the Premises for Tenant's personal property, fixtures, relocation costs or loss of goodwill shall be the property of the Tenant. All of any award resulting from any such Taking not specifically reserved to Tenant shall be the property of the Landlord.

16. UNTENANTABILITY

Notwithstanding any other provision of this Lease, if the Premises (or any portion thereof) shall be rendered untenantable as a result of any breach of, or default under, this Lease by Landlord, then:

(i) in any case that such untenantability resulting from a cause described above in this Article 16 shall continue for a period of five consecutive days after Tenant notifies Landlord in writing thereof, all Rent shall abate for the period that the Premises remain untenantable (or, in the event that only a portion of the Premises are rendered untenantable, Rent shall abate for such period with respect to the portion of the Premises that is rendered untenantable or unfit); and

(ii) in any case that any such untenantability resulting from a cause described above in this Article 16 shall continue for a period of 30 consecutive days after Tenant notifies Landlord in writing thereof, Tenant shall have the right to terminate this Lease at any time after the expiration of such 30 day period by serving written notice to Landlord thereof, of Tenant, at its election, shall have the right to cure same and deduct the cost from the Base Rent.

17. NOTICES

All notices required hereunder shall be in writing and shall be effective when delivered to the address set forth below (or to such other addresses as either party may subsequently designate).

17.01 Tenant.

Columbia Community Bank
P.O. Box 725
Hillsboro, OR 97123

17.02 Landlord.

Paul W. Moody
9811 NE 114th Circle
Vancouver, WA 98662
Phone: (360) 855-1490
Fax: (360) 855-7629
Email: pwmbridge@attbi.com

18. DEFAULT BY TENANT

18.01 Events of Default.

It shall constitute an Event of Default if Tenant shall fail to perform or comply with any term of this Lease and such failure shall continue for a period of 30 days (15 days for a failure to pay rent) after Tenant's receipt of written notice thereof from

Landlord specifying such failure and requiring it to be remedied; provided however, that if any such failure other than the failure to pay Rent, cannot with due diligence be remedied by Tenant within a period of 30 days, if Tenant commences to remedy such failure within such 30 days and thereafter prosecutes the remedying of such failure with reasonable diligence, the period of time after the receipt of such notice by Tenant within which such failure may be remedied shall be extended as long as Tenant prosecutes the remedying of such failure with reasonable diligence.

18.02 Termination Remedies.

Following the occurrence of any Event of Default, Landlord may terminate this Lease and have immediate possession of the Premises, in addition to any other remedies allowed by law.

19. SURRENDER; HOLDOVER

At the end of the Term or upon termination, Tenant agrees to quit and surrender possession of the Premises to Landlord vacant and broom clean. If Tenant remains in possession of the Premises after the end of the Term, then Tenant shall be deemed to be a tenant from month to month only, under all of the same terms and conditions of this Lease then in effect, except that

Base Rent during any holdover period shall be 100% of Base Rent in effect at the end of the Term.

20. BROKERAGE

Landlord and Tenant each represent and warrants to the other that it had no conversations or negotiations with any broker or finder concerning the consummation of this Lease. Landlord and Tenant each hereby indemnifies and hold harmless the other from and against any claims for brokerage commissions or finder's fees (together all related expenses, including, without limitation, reasonable attorneys' fees) resulting from or arising out of any conversations or negotiations had by it with any broker or finder in connection with this Lease.

21. ENVIRONMENTAL MATTERS

21.01 Definitions.

"Environment" means soil, surface waters, groundwater, land, stream sediments, surface or subsurface strata and ambient air.

"Environmental Condition" means any condition with respect to the Environment on or off the Property, whether or not yet discovered, which could or does result in any

Environmental Damages, including any condition resulting from the operation of any business that is or was conducted by Landlord (or Landlord's lessees, sublessees or occupants other than Tenant under this Lease) on the Property, or that of any other property owner or operator in the vicinity of the Property or any activity or operation formerly conducted by any person or entity on or off the Property.

"Environmental Laws" means all statutes, regulations and ordinances adopted pursuant thereto ("Statutes") relating to the protection of human health or the Environment, including:

21.02 Indemnities.

Landlord shall indemnify Tenant against Environmental Damages arising from an event occurring or condition existing on or before the date hereof or caused by Landlord. Tenant shall indemnify Landlord against Environmental Damages caused by Tenant or arising out of or related to the presence, use, handling, discharge, release or disposal of Hazardous Substances on, in to or from the Premises introduced by Tenant into the Premises.

22. ASSIGNMENT AND SUBLETTING

Except as set forth herein, Tenant shall be able to assign or sublet this Lease with the Landlord's prior written consent, which consent, however, shall not be unreasonably withheld nor delayed. Notwithstanding the foregoing, Tenant may, without the Landlord's consent assign or sublet this Lease to any entity or affiliate more than 50% owned or controlled by Tenant, or to any entity which owns or control more than a 50% interest in Tenant.

23. MISCELLANEOUS

23.01 Governing Law.

This Lease shall be governed by and construed in accordance with the laws of the State of Oregon.

23.02 Consents & Approvals.

If, pursuant to any provision of this Lease, the consent or approval of either party is required to be obtained by the other party, then, unless otherwise provided herein, the party whose consent or approval is required shall not unreasonably withhold, condition or delay such consent or approval.

23.03 Rights & Remedies.

All rights and remedies of either party expressly set forth herein are intended to be cumulative and not in limitation of any other right or remedy set forth herein or otherwise available to such party at law or in equity. Notwithstanding the foregoing, or any other provisions hereof to the contrary, in no event shall either party be liable to the other for consequential or punitive damages.

23.04 No Waiver.

The failure of either party hereto to seek redress for a breach of, or to insist upon the strict performance of any covenant or condition of this Lease, shall not prevent a subsequent act which would have originally constituted a breach from having all the force and effect of an original breach. The receipt by Landlord of rent with knowledge of the breach of any covenant of this lease shall not be deemed a waiver of such breach and no provision of this Lease shall be deemed to have been waived by Landlord unless such waiver be in writing signed by Landlord. The payment by Tenant of rent with knowledge of the breach of any covenant of this Lease shall not be deemed a waiver of such breach and no provision of this Lease shall be deemed to have been waived by Tenant unless such waiver be in writing signed by Tenant.

23.05 Successors & Assigns.

Each and all of the terms and agreements herein contained shall be binding upon and inure to the benefit of the parties hereto, their heirs, personal and legal representatives, successors and assigns. Any sale or transfer of the Premises by Landlord during the term of the lease shall be made by an instrument that expressly refers to this lease as burdening the Premises. Following a sale or transfer of the Premises, the selling or transferring Landlord shall be released from all obligations under this lease accruing after such sale or transfer, other than those under Section 21.02, so long as the buyer or transferee expressly assumes all of Landlord's obligations under this Lease, including those under Section 21.02, in writing.

23.06 Recording.

The Tenant may record a memorandum of this Lease. Landlord will cooperate with Tenant in the execution and delivery of such memorandum to effectuate the foregoing in accordance with the requirements, customs and practices of the State of Oregon.

23.07 Attorney's Fees.

In the event of any litigation over the terms or performance of this lease, the prevailing party shall be entitled to an award of its reasonable attorneys' fee and costs.

23.08 Entire Agreement: Modifications.

This instrument contains the entire agreement between the parties, supersedes any prior lease between the parties covering the Premises and may not be modified orally or in any manner other than by an agreement in writing signed by all the parties hereto or their respective successors in interest.

IN WITNESS WHEREOF, the parties hereto have duly executed this Lease as of the day and year first above written.

LANDLORD

Paul W. Moody

TENANT
Columbia Community Bank

Rick A. Roby - President

State of OREGON)
) ss.
County of WASHINGTON)

The foregoing instrument was acknowledged before me this 2nd day of AUGUST, 2002 by PAUL W. MOODY & RICK A ROBY
Witness my hand and official seal.

(SEAL)

OFFICIAL SEAL
LINDA S JONES
NOTARY PUBLIC-OREGON
COMMISSION NO. 354171
MY COMMISSION EXPIRES JAN 29, 2006

Notary Public

Address: 314 E. Main St
Hillsboro OR.

My commission expires: 1-29-06

EXHIBIT A

Amberglen Business Center No. 2, Lot 8, Tax Map and Lot IN225CD-00400.

Commonly referred to as 19415 N.W. Amberwood Drive, Beaverton, Oregon 97006.

ADDENDUM A

Reference 3.01

Initial rent payment for first 12 months of lease will be $6,685.00 plus triple net expense beginning September 1, 2002. After 12 month lease will return to original agreed Base Rent and terms (ie $10,351.75 per month).

ADDENDUM ACCEPTANCE:

LANDLORD	TENANT
Paul W. Moody	Rick A. Roby – President Columbia Community Bank

FORM No. 812 - LEASE - BUSINESS PROPERTY.

NABE

THIS INDENTURE OF LEASE, entered into this Fifteenth day of February, 2002 between Gene D & Sue A Horton, hereinafter called the lessor, and Columbia Community Bank, hereinafter called the lessee,

WITNESSETH: In consideration of the covenants herein, the lessor hereby leases unto the lessee those certain premises, as is, situated in the City of Forest Grove, County of Washington and State of Oregon, hereinafter called the premises, described as follows:

Commercial building at 2811 19th Avenue
Suite'A'

To Have and to Hold the premises commencing with the 1st day of April, 2002 and ending at midnight on the 31st day of March, 2005, for a rental of $58,680.00 for the whole term, which lessee agrees to pay, at 2811 19th Avenue, Suite 'B', City of Forest Grove, State of Oregon, at the following times and in the following amounts, to-wit:

$1630.00 per month on the 1st of each month commencing
April 1, 2002.

In consideration of the leasing of the premises and of the mutual agreements herein contained, the parties agree as follows:

LESSEE'S ACCEPTANCE OF LEASE

(1) The lessee accepts this letting and agrees to pay to the order of the lessor the monthly rentals above stated for the full term of this lease, in advance, at the times and in the manner aforesaid.

USE OF PREMISES

(2a) The lessee shall use the premises during the term of this lease for the conduct of the following business:
Banking and or any other legitimate commercial enterprise.

and for no other purpose whatsoever without lessor's written consent.

(2b) The lessee will not make any unlawful, improper or offensive use of the premises; the lessee will not suffer any strip or waste thereof; the lessee will not permit any objectionable noise or odor to escape or to be emitted from the premises or do anything or permit anything to be done upon or about the premises in any way tending to create a nuisance; the lessee will not sell or permit to be sold any product, substance or service upon or about the premises, excepting such as lessee may be licensed by law to sell and as may be herein expressly permitted.

(2c) The lessee will not allow the premises at any time to fall into such a state of repair or disorder as to increase the fire hazard thereon; the lessee will not install any power machinery on the premises except under the supervision and with written consent of the lessor; the lessee will not store gasoline or other highly combustible materials on the premises at any time; the lessee will not use the premises in such a way or for such a purpose that the fire insurance rate on the improvements on the premises is thereby increased or that would prevent the lessor from taking advantage of any rulings of any agency of the state in which the premises are situated, or which would allow the lessor to obtain reduced premium rates for long term fire insurance policies.

(2d) The lessee shall comply at lessee's own expense with all laws and regulations of any municipal, county, state, federal or other public authority respecting the use of the premises. These include, without limitation, all laws, regulations and ordinances pertaining to air and water quality, Hazardous Materials as herein defined, waste disposal, air emissions, and other environmental matters. As used herein, Hazardous Material means any hazardous or toxic substance, material, or waste, including but not limited to those substances, materials, and waste listed in the U.S. Department of Transportation Hazardous Materials Table or by the U.S. Environmental Protection Agency as hazardous substances and amendments thereto, petroleum products, or such other substances, materials, and waste that are or become regulated under any applicable local, state, or federal law.

(2e) The lessee shall regularly occupy and use the premises for the conduct of lessee's business, and shall not abandon or vacate the premises for more than ten days without written approval of lessor.

(2f) Lessee shall not cause or permit any Hazardous Material to be brought upon, kept or used in or about the premises by lessee, its agents, employees, contractors, or invitees without the prior written consent of lessor, which consent will not be unreasonably withheld so long as lessee demonstrates to lessor's reasonable satisfaction that such Hazardous Material is necessary or useful to lessee's business and will be used, kept, and stored in a manner that will comply at all times with all laws regulating any such Hazardous Material so brought upon or used or kept on or about the premises.

UTILITIES

(3) The lessee shall pay for all heat, light, water, power, and other services or utilities used in the premises during the term of this lease. Prorated at 39% of utility bills from N.W Natural & City of F.G.

REPAIRS AND IMPROVEMENTS

(4a) The lessor shall not be required to make any repairs, alterations, additions or improvements to or upon the premises during the term of this lease, except only those hereinafter specifically provided for; the lessee hereby agrees to maintain and keep the premises, including all interior and exterior walls and doors, heating, ventilating and cooling systems, interior wiring, plumbing and drain pipes to sewers or septic tank, in good order and repair during the entire term of this lease, at lessee's own cost and expense, and to replace all glass which may be broken or damaged during the term hereof in the windows and doors of the premises with glass of as good or better quality as that now in use; it is further agreed that the lessee will make no alterations, additions or improvements to or upon the premises without the written consent of the lessor first being obtained.

(4b) The lessor agrees to make all necessary structural repairs to the building, including exterior walls, foundation, roof, gutters and downspouts, and the abutting sidewalks. The lessor reserves and at any and all times shall have the right to alter, repair or improve the building of which the premises are a part, or to add thereto, and for that purpose at any time may erect scaffolding and all other necessary structures about and upon the premises and lessor and lessor's representatives, contractors and workers for that purpose may enter in or about the premises with such materials as lessor may deem necessary therefor, and lessee waives any claim to damages, including loss of business resulting therefrom.

LESSOR'S RIGHT OF ENTRY

(5) It shall be lawful for the lessor, the lessor's agents and representatives, at any reasonable time to enter into or upon the premises for the purpose of examining into the condition thereof, or for any other lawful purpose.

RIGHT OF ASSIGNMENT

(6) The lessee will not assign, transfer, pledge, hypothecate, surrender or dispose of this lease, or any interest herein, sublet, or permit any other person or persons whomsoever to occupy the premises without the written consent of the lessor being first obtained in writing; this lease is personal to lessee; lessee's interests, in whole or in part, cannot be sold, assigned, transferred, seized or taken by operation at law, or under or by virtue of any execution or legal process, attachment or proceedings instituted against the lessee, or under or by virtue of any bankruptcy or insolvency proceedings had in regard to the lessee, or in any other manner, except as above mentioned.

LIENS

(7) The lessee will not permit any lien of any kind, type or description to be placed or imposed upon the improvements in which the premises are situated, or any part thereof, or the land on which they stand.

ICE, SNOW, DEBRIS

(8) If the premises are located at street level, then at all times lessee shall keep the sidewalks in front of the premises free and clear of ice, snow, rubbish, debris and obstruction; and if the lessee occupies the entire building, the lessee will not permit rubbish, debris, ice or snow to accumulate on the roof of the building so as to stop up or obstruct gutters or downspouts or cause damage to the roof, and will save harmless and protect the lessor against any injury whether to lessor or to lessor's property or to any other person or property caused by lessee's failure in that regard.

OVERLOADING OF FLOORS

(9) The lessee will not overload the floors of the premises in such a way as to cause any undue or serious stress or strain upon the building in which the premises are located, or any part thereof, and the lessor shall have the right, at any time, to call upon any competent engineer or architect whom the lessor may choose, to decide whether or not the floors of the premises, or any part thereof, are being overloaded so as to cause any undue or serious stress or strain on the building, or any part thereof, and the decision of the engineer or architect shall be final and binding upon the lessee; and in the event that it is the opinion of the engineer or architect that the stress or strain is such as to endanger or injure the building, or any part thereof, then and in that event the lessee agrees immediately to relieve the stress or strain, either by reinforcing the building or by lightening the load which causes such stress or strain, in a manner satisfactory to the lessor.

ADVERTISING SIGNS

SEE ATTACHMENT

(10) The lessee will not use the outside walls of the premises, or allow signs or devices of any kind to be attached thereto or suspended therefrom, for advertising or displaying the name or business of the lessee or for any purpose whatsoever without the written consent of the lessor; however, the lessee may make use of the windows of the premises to display lessee's name and business when the workmanship of such signs shall be of good quality and permanent nature; provided further that the lessee may not suspend or place within said windows or paint thereon any banners, signs, sign-boards or other devices in violation of the intent and meaning of this section.

LIABILITY INSURANCE (11) At all times during the term hereof, the lessee will, at the lessee's own expense, keep in effect and deliver to the lessor liability insurance policies in form, and with an insurer, satisfactory to the lessor. Such policies shall insure both the lessor and the lessee against all liability for damage to persons or property in, upon, or about the premises. The amount of such insurance shall be not less than $.............................. for injury to one person, not less than $.............................. for injuries to all persons arising out of any single incident, and not less than $.............................. for damage to property, or a combined single limit of not less than $.............................. It shall be the responsibility of lessor to purchase casualty insurance with extended coverage so as to insure any structure on the premises against damage caused by fire or the effects of fire (smoke, heat, means of extinguishment, etc.), or any other means of loss. It shall be the responsibility of the lessee to insure all of the lessee's belongings upon the premises, of whatsoever nature, against the same. With respect to these policies, lessee shall cause the lessor to be named as an additional insured party. Lessee agrees to and shall indemnity and hold lessor harmless against any and all claims and demands arising from the negligence of the lessee, lessee's officers, agents, invitees and/or employees, as well as those arising from lessee's failure to comply with any covenant of this lease on lessee's part to be performed, and shall at lessee's own expense defend the lessor against any and all suits or actions arising out of such negligence, actual or alleged, and all appeals therefrom and shall satisfy and discharge any judgment which may be awarded against lessor in any such suit or action.

FIXTURES (12) All partitions, plumbing, electrical wiring, additions to or improvements upon the premises, whether installed by the lessor or lessee, shall be and become a part of the building in which the premises are located as soon as installed and the property of the lessor unless otherwise herein provided.

LIGHT AND AIR (13) This lease does not grant any rights of access to light and air over the premises or any adjacent property.

DAMAGE BY CASUALTY, FIRE AND DUTY TO REPAIR (14) In the event of the destruction of the improvements in which the premises are located by fire or other casualty, either party hereto may terminate this lease as of the date of fire or casualty, provided, however, that in the event of damage to the improvements by fire or other casualty to the extent of .... per cent or more of the sound value thereof, the lessor may or may not elect to repair the same; written notice of lessor's election shall be given lessee within fifteen days after the occurrence of the damage; if notice is not so given, lessor conclusively shall be deemed to have elected not to repair; in the event lessor elects not to repair, then and in that event this lease shall terminate with the date of the damage; but if the improvements in which the premises are located be but partially destroyed and the damage so occasioned shall not amount to the extent indicated above, or if greater than said extent and lessor elects to repair, as aforesaid, then the lessor shall repair the same with all convenient speed and shall have the right to take possession of and occupy, to the exclusion of the lessee, all or any part thereof in order to make the necessary repairs, and the lessee hereby agrees to vacate upon request, all or any part thereof which the lessor may require for the purpose of making necessary repairs, and for the period of time between the day of such damage and until such repairs have been substantially completed there shall be such an abatement of rent as the nature of the injury or damage and its interference with the occupancy of the premises by the lessee shall warrant; however, if the premises be but slightly injured and the damage so occasioned shall not cause any material interference with the occupation of the premises by lessee, then there shall be no abatement of rent and the lessor shall repair the damage with all convenient speed.

WAIVER OF SUBROGATION RIGHTS (15) Neither the lessor nor the lessee shall be liable to the other for loss arising out of damage to or destruction of the premises, or the building or improvement of which the premises are a part or with which they are connected, or the contents of any thereof, when such loss is caused by any of the perils which are or could be included within or insured against by a standard form of fire insurance with extended coverage, including sprinkler leakage insurance, if any. All such claims for any and all loss, however caused, hereby are waived. Such absence of liability shall exist whether or not the damage or destruction is caused by the negligence of either lessor or lessee or by any of their respective agents, servants or employees. It is the intention and agreement of the lessor and the lessee that the rentals reserved by this lease have been fixed in contemplation that both parties shall fully provide their own insurance protection at their own expense, and that both parties shall look to their respective insurance carriers for reimbursement of any such loss, and further, that the insurance carriers involved shall not be entitled to subrogation under any circumstances against any party to this lease. Neither the lessor nor the lessee shall have any interest or claim in the other's insurance policy or policies, or the proceeds thereof, unless specifically covered therein as a joint assured.

EMINENT DOMAIN (16) In case of the condemnation or purchase of all or any substantial part of the premises by any public or private corporation with the power of condemnation this lease may be terminated, effective on the date possession is taken, by either party hereto on written notice to the other and in that case the lessee shall not be liable for any rent after the termination date. Lessee shall not be entitled to and hereby expressly waives any right to any part of the condemnation award or purchase price.

FOR SALE AND FOR RENT SIGNS (17) During the period of ....30.......... days prior to the date above fixed for the termination of this lease, the lessor herein may post on the premises or in the windows thereof signs of moderate size notifying the public that the premises are "for sale" or "for lease."

DELIVERING UP PREMISES ON TERMINATION (18) At the expiration of the lease term or upon any sooner termination thereof, the lessee will quit and deliver up the premises and all future erections or additions to or upon the same, broom-clean, to the lessor or those having lessor's estate in the premises, peaceably, quietly, and in as good order and condition, reasonable use and wear thereof, damage by fire, unavoidable casualty and the elements alone excepted, as the same are now in or hereafter may be put in by the lessor.

ADDITIONAL COVENANTS OR EXCEPTIONS (19) The lessee agrees to pay for all tenant improvements. The lessor agrees to offer the lessee the option to renew the lease for a 2nd three year period with a 7.5% increase in rent, and a 3rd three year period, if applicable, with an additional 7.5% increase in rent.

If the lessee opts not to renew for the 2nd term, the lessor will repay the lessee half of the cost of the original tenant improvements (not to exceed $24,000.00). If the lessee opts not to renew after the 2nd three year term, the lessor will repay 20% of the tenant improvements (not to exceed $9600.00) Lessee shall provide for their own phone, data, security and garbage services as needed.

ATTACHMENT BANKRUPT DEFAULT

PROVIDED, ALWAYS, and these presents are upon these conditions, that (1) if the lessee shall be in arrears in the payment of rent for a period of ten days after the same becomes due, or (2) if the lessee shall fail or neglect to perform or observe any of the covenants and agreements contained herein on lessee's part to be done, kept, performed and observed and such default shall continue for ten days or more after written notice of such failure or neglect shall be given to lessee, or (3) if the lessee shall be declared bankrupt or insolvent according to law, or (4) if any assignment of lessee's property shall be made for the benefit of creditors, or (5) if on the expiration of this lease lessee fails to surrender possession of the premises, the lessor or those having lessor's estate in the premises, may terminate this lease and, lawfully, at lessor's option immediately or at any time thereafter, without demand or notice, enter into and upon the premises and every part thereof and repossess the same, and expel lessees and those claiming by, through and under lessee and remove lessee's effects at lessee's expense, forcibly if necessary and store the same, all without being deemed guilty of trespass and without prejudice to any remedy which otherwise might be used for arrears of rent or preceding breach of covenant.

Neither the termination of this lease by forfeiture nor the taking or recovery of possession of the premises shall deprive lessor of any other action, right, or remedy against lessee for possession, rent or damages, nor shall any omission by lessor to enforce any forfeiture, right or remedy to which lessor may be entitled be deemed a waiver by lessor of the right to enforce the performance of all terms and conditions of this lease by lessee.

In the event of any re-entry by lessor, lessor may lease or relet the premises in whole or in part to any tenant or tenants who may be satisfactory to lessor, for any duration, and for the best rent, terms and conditions as lessor may reasonably obtain. Lessor shall apply the rent received from any such tenant first to the cost of retaking and reletting the premises, including remodeling required to obtain any such tenant, and then to any arrears of rent and future rent payable under this lease and any other damages to which lessor may be entitled hereunder.

Any property which lessee leaves on the premises after abandonment or expiration of the lease, or for more than ten days after any termination of the lease by landlord, shall be deemed to have been abandoned, and lessor may remove and sell the property at public or private sale as lessor sees fit, without being liable for any prosecution therefor or for damages by reason thereof, and the net proceeds of any such sale shall be applied toward the expenses of landlord and rent as aforesaid, and the balance of such amounts, if any, shall be held for and paid to the lessee.

HOLDING OVER

In the event the lessee for any reason shall hold over after the expiration of this lease, such holding over shall not be deemed to operate as a renewal or extension of this lease, but shall only create a tenancy at sufferance which may be terminated at will at any time by the lessor,

ATTORNEY FEES AND COURT COSTS

In case suit or action is instituted to enforce compliance with any of the terms, covenants or conditions of this lease, or to collect the rental which may become due hereunder, or any portion thereof, the losing party agrees to pay the prevailing party's reasonable attorney fees incurred throughout such proceeding, including at trial, on appeal, and for post-judgment collection. The lessee agrees to pay and discharge all lessor's costs and expenses, including lessor's reasonable attorney's fees that shall arise from enforcing any provision or covenants of this lease even though no suit or action is instituted.

Should the lessee be or become the debtor in any bankruptcy proceeding, voluntarily, involuntarily or otherwise, either during the period this lease is in effect or while there exists any outstanding obligation of the lessee created by this lease in favor of the lessor, the lessee agrees to pay the lessor's reasonable attorney fees and costs which the lessor may incur as the result of lessor's participation in such bankruptcy proceedings. It is understood and agreed by both parties that applicable federal bankruptcy law or rules of procedure may affect, alter, reduce or nullify the attorney fee and cost awards mentioned in the preceding sentence.

WAIVER

Any waiver by the lessor of any breach of any covenant herein contained to be kept and performed by the lessee shall not be deemed or considered as a continuing waiver, and shall not operate to bar or prevent the lessor from declaring a forfeiture for any succeeding breach, either of the same condition or covenant or otherwise.

NOTICES

Any notice required by the terms of this lease to be given by one party hereto to the other or desired so to be given, shall be sufficient if in writing, contained in a sealed envelope, and sent first class mail, with postage fully prepaid, and if intended for the lessor herein, then if addressed to the lessor at 2811 19th Avenue, Suite 'B' Forest Grove, OR 97116 *and if intended for the lessee, then if addressed to the lessee at* 314 E Main, Hillsboro, OR 97123 *Any such notice shall be deemed conclusively to have been delivered to the addressee forty-eight hours after the deposit thereof in the U.S. Mail.*

HEIRS AND ASSIGNS

All rights, remedies and liabilities herein given to or imposed upon either of the parties hereto shall extend to, inure to the benefit of and bind, as the circumstances may require, the heirs, successors, personal representatives and so far as this lease is assignable by the terms hereof, to the assigns of such parties.

In construing this lease, it is understood that the lessor or the lessee may be more than one person; that if the context so requires, the singular pronoun shall be taken to mean and include the plural, and that generally all grammatical changes shall be made, assumed and implied to make the provisions hereof apply equally to corporations and to individuals.

IN WITNESS WHEREOF, the parties have executed this lease on the day and year first hereinabove written, any corporation signature being by authority of its Board of Directors.

[signature] [signature]

[signature] President - Columbia Community Bank

The publisher strongly recommends that both the lessor and the lessee become familiar with the Americans with Disabilities Act of 1990, Public Laws 101-336. The Act may impose certain duties and responsibilities upon either or both parties to this lease. These duties and responsibilities may include but not be limited to the removal of certain architectural barriers and ensuring that disabled persons are not denied the opportunity to benefit from the same goods and services as those available to persons without disabilities. Under the Act, prohibition against discrimination applies to any person who is the owner, operator, lessor, or lessee of a place of public accommodation.

REVOLVING CREDIT AGREEMENT

This Revolving Credit Agreement (the **"Agreement"**) is made and entered into as of the date set forth below by and between the undersigned borrower (the **"Borrower"**) and U.S. Bank, N.A. (the **"Bank"**).

ARTICLE I DEFINITIONS

1.1 **Definitions**. Except as otherwise provided, all accounting terms will be construed in accordance with generally accepted accounting principles consistently applied and consistent with those applied in the preparation of the financial statements referred to in paragraph 4.14, and financial data submitted pursuant to this Agreement will be prepared in accordance with such principles. As used herein:

(a) "**Assets**" means the sum of all assets including Loan Loss Reserves of the Subsidiary Bank determined in accordance with generally accepted accounting principles applicable to banks, consistently applied.

(b) **"Adjusted Assets"** *means the sum of all assets excluding* Loan Loss Reserve and intangibles of the Subsidiary Bank determined in accordance with generally accepted accounting principles applicable to banks, consistently applied.

(c) "**Loan Loss Reserves**" means the loan loss reserves of the Subsidiary Bank as reported in the most recent call reports of the Subsidiary Bank.

(d) **"Debt Service Coverage Ratio"** means (b) "Debt Service Coverage Ratio" means, for any period of determination, the ratio of (i) the consolidated net income of the Borrower and its Subsidiaries, plus goodwill amortization expense of the Borrower and its Subsidiaries, plus interest expense of the Borrower, minus cash dividends of the Borrower; to (ii) interest expense of the Borrower, plus all required principal payments in respect of the indebtedness of the Borrower, and in each case as calculated in accordance with generally accepted accounting principles.

(e) "**Nonperforming Loans**" means the sum of (i) those loans 90 days or more past due (either principal or interest) and (ii) those loans classified as "non-accrual" or "renegotiated" as reported in the most recent call reports of the Subsidiary Bank less the portion of (i) and (ii) guaranteed by the U.S. Small Business Administration.

(f) "**Other Real Estate**" means the value of all real estate owned by the Subsidiary Bank and (i) classified as such by the examiners of any Regulatory Authority as reported in the most recent examination reports of the Subsidiary Bank or (ii) listed as such in the most recent report to any Regulatory Authority, whichever is most current.

(g) "**Primary Capital**" means the sum of Total Tangible Equity and Loan Loss Reserves.

(h) "**Regulatory Authority**" means any state, federal or other authority, agency or instrumentality including, without limitation, the Comptroller of the Currency, Federal Deposit Insurance Corporation, Federal Reserve Board and Office of Thrift Supervision, responsible for examination and oversight of the Borrower or any Subsidiary.

(i) "**Regulatory Capital**" means (i) Tier 1 leverage, (ii) Tier 1 risk-based and (iii) total risk-based capital, each as defined in the applicable regulations.

(j) "**Subsidiary" or "Subsidiaries**" means the Subsidiary Bank and any entity of which the Borrower owns, directly or through another Subsidiary, at the date of determination, more than 50% of the outstanding stock having ordinary voting power for the election of directors, irrespective of whether or not at such time stock of any other class or classes might have voting power by reason of the happening of any contingency.

(k) "**Subsidiary Bank" or "Subsidiary Banks**" means, whether one or more, now owned or subsequently acquired Columbia Community Bank.

(l) "**Total Loans**" means the aggregate outstanding principal amount of all loans shown as Assets of the Subsidiary Bank as reported in the most recent call reports of the Subsidiary Bank.

(m) "**Total Tangible Equity**" means the total amount of the capital stock, surplus and undivided profits accounts less intangibles, all of which will be determined in accordance with generally accepted accounting principles applicable to banks, consistently applied.

ARTICLE II LOANS

2.1 Revolving Credit Facility. From time to time prior to 03/31/09 or the earlier termination hereof pursuant to Article VI, the Borrower may borrow from the Bank up to the aggregate principal amount outstanding at any one time of up to $1,500,000.00. All revolving loans hereunder will be evidenced by a single promissory note of the Borrower payable to the order of the Bank in the principal amount of $1,500,000.00 (the "**Note**"). Although the Note will be ~~expressed to be payable in the amount of $1,500,000.00, the Borrower will be~~ obligated to pay only the amount of loans actually disbursed hereunder, together with accrued interest on the outstanding balance at the rates and on the dates specified therein and such other charges provided for herein.

The Loan Amount will be automatically reduced by $150,000.00 beginning June 15, 2007 and continuing on the same date of each twelfth month thereafter until the Maturity Date, when the remaining principal balance and interest, if any, will be due. On any date that the outstanding principal balance on the Note exceeds the then Available Loan Amount, the Borrower shall immediately, without request, make a payment to reduce the principal balance of the Note to the Available Loan Amount.

2.2 Advances and Paying Procedure. The Bank is authorized and directed to credit any of the Borrower's accounts with the Bank (or to the account the Borrower designates in writing) for all loans made hereunder, and the Bank is authorized to debit such account or any other account of the Borrower with the Bank for the amount of any principal or interest due under the Note or other amounts due hereunder on the due date with respect thereto.

2.3 Closing Fee. The Borrower will pay a one-time closing fee of $3,750.00 contemporaneously with execution of this Agreement.

ARTICLE III CONDITIONS TO BORROWING

3.1 Conditions to Borrowing. The Bank will not be obligated to make (or continue to make) advances hereunder unless (i) the Bank has received executed originals of the Note and all other documents or agreements applicable to the loans described herein, including but not limited to the documents specified in Article V (collectively with this Agreement the "**Loan Documents**"), in form and content satisfactory to the Bank; (ii) the Bank has received confirmation satisfactory to it that the Bank has a properly perfected security interest, mortgage or lien, with the proper priority; (iii) the Bank has received certified copy of a resolution or authorization in form and content satisfactory to the Bank authorizing the loan and all acts contemplated by this Agreement and all related documents, and confirmation of proper authorization of all guaranties and other acts of third parties contemplated hereunder; (v) if required by the Bank, the Bank has been provided with an opinion of the Borrower's counsel in form and content satisfactory to the Bank confirming the matters outlined in Section 4.2 and such other matters as the Bank requests; (vi) no default exists under this Agreement or under any other Loan Documents, or under any other agreements by and between the Borrower and the Bank; and (vii) all proceedings taken in connection with the transactions contemplated by this Agreement and all instruments, authorizations and other documents applicable thereto, will be satisfactory to the Bank and its counsel.

3.2 **Security**. The loans provided for hereunder will be secured by all of the common and preferred stock of each Subsidiary Bank now owned or hereafter acquired by the Borrower, except directors qualifying shares, if any ("**Director Shares**").

ARTICLE IV. WARRANTIES AND COVENANTS

During the term of this Agreement, and while any part of the credit granted the Borrower is available or any obligations under any of the Loan Documents are unpaid or outstanding, the Borrower warrants and agrees as follows:

4.1 **Accuracy of Information**. All information, certificate or statements given to the Bank pursuant to this Agreement and the other Loan Documents will be true and complete when given.

4.2 **Organization and Authority**. This Agreement and the other Loan Documents are the legal, valid and binding obligations of the Borrower, enforceable against the Borrower in accordance with their terms The execution, delivery and performance of this Agreement and the other Loan Documents (i) are within the Borrower's power; (ii) have been duly authorized by proper corporate action; (iii) do not require the approval of any Regulatory Authority or other governmental agency; and (iv) will not violate any law, agreement or restriction by which the Borrower is bound. The Borrower is a validly existing corporation in good standing under the laws of its state of organization, and has all requisite power and authority, corporate or otherwise, and possesses all licenses necessary, to conduct its business and own its properties.

4.3 **Subsidiaries**.

(a) The Borrower has Subsidiaries consisting of the Subsidiary Bank, Columbia Community Bank.

(b) Columbia Community Bank (i) has issued an outstanding 470,904 shares of common stock, par value $ per share, which are duly authorized, validly issued, fully paid and non-assessable, of which the Borrower owns 470,904 shares, free and clear of any liens, charges, encumbrances, rights of redemption, preemptive rights or rights of first refusal of any kind or nature whatsoever, except liens in favor of the Bank; and (ii) has no shares of capital stock (common or preferred), or securities or other obligations convertible into any of the foregoing, authorized or outstanding and has no outstanding offers, subscriptions, warrants, rights or other agreements or commitments obligating it to issue or sell any of the foregoing.

4.4 <u>Litigation and Compliance with Laws</u>. The Borrower and the Subsidiaries have complied in all material respects with and will continue to comply with all applicable federal and state laws and regulations: (i) that regulate or are concerned in any way with its or their banking and trust business, including without limitation those laws and regulations relating to the investment of funds, lending of money, collection of interest, extension of credit, and location and operation of banking facilities; or (ii) otherwise relate to or affect the business or assets of Borrower or any of the Subsidiaries or the assets owned, used or occupied by them. Except to the extent previously disclosed to Bank, there are no claims, actions, suits, or proceedings pending, or to the best knowledge of Borrower, threatened or contemplated against or affecting Borrower or any of the Subsidiaries, at law or in equity, or before any Regulatory Authority, or before any arbitrator or arbitration panel, whether by contract or otherwise, and there is no decree, judgment or order of any kind in existence against or restraining Borrower or any of the Subsidiaries, or any of their officers, employees or directors, from taking any action of any kind in connection with the business of Borrower or any of the Subsidiaries. Except to the extent previously disclosed to the Bank, neither Borrower nor any of the Subsidiaries has (i) received from any Regulatory Authority any criticisms, recommendations or suggestions of a material nature, and Borrower has no reason to believe that any such is contemplated, concerning the capital structure of any of the Subsidiaries, loan policies or portfolio, or other banking and business practices of any of the Subsidiaries that have not been resolved to the satisfaction of such Regulatory Authorities or (ii) entered into any memorandum of understanding or similar arrangement with any Regulatory Authority relating to any unsound or unsafe banking practice or conduct or any violation of law respecting the operations of the Borrower or the operations of any of the Subsidiaries.

4.5 **F.D.I.C. Insurance**. Each Subsidiary Bank is insured as to deposits by the Federal Deposit Insurance Corporation and no act has occurred which could adversely affect the status of any Subsidiary Bank as an insured bank.

4.6 **Corporate Existence; Business Activities; Assets**. The Borrower will and will cause each Subsidiary to (i) preserve its corporate existence, rights and franchises; (ii) not make any material change in the nature or manner of its business activities; (iii) not liquidate, dissolve, merge or consolidate with or into another entity or change its form of organization; and (iv) not sell, lease, transfer or otherwise dispose of all or substantially all of its assets.

4.7 **Use of Proceeds; Margin Stock; Speculation**. Advances by the Bank hereunder will be used by the Borrower:

(i) for general corporate purposes;

(ii) to inject capital into one or more existing Subsidiary Banks;

The Borrower will not use any of the loan proceeds to purchase or carry "margin" stock (as defined in Regulation U of the Board of Governors of the Federal Reserve System). No part of any of the proceeds will be used for speculative investment purposes, including, without limitation, speculating or hedging in the commodities and/or futures market.

4.8 **Environmental Matters**. Except as disclosed in a written schedule attached to this Agreement (if no schedule is attached, there are no exceptions), there exists no uncorrected violation by the Borrower of any federal, state or local laws (including statutes, regulations, ordinances or other governmental restrictions and requirements) relating to the discharge of air pollutants, water pollutants or process waste water or otherwise relating to the environment or Hazardous Substances as hereinafter defined, whether such laws currently exist or are enacted in the future (collectively **"Environmental Laws"**). The term **"Hazardous Substances"** will mean any hazardous or toxic wastes, chemicals or other substances, the generation, possession or existence of which is prohibited or governed by any Environmental Laws. The Borrower is not subject to any judgment, decree, order or citation, or a party to (or threatened with) any litigation or administrative proceeding, which asserts that the Borrower (i) has violated any Environmental Laws; (ii) is required to clean up, remove or take remedial or other action with respect to any Hazardous Substances (collectively **"Remedial Action"**); or (iii) is required to pay all or a portion of the cost of any Remedial Action, as a potentially responsible party. Except as disclosed on the Borrower's environmental questionnaire provided to the Bank, there are not now, nor to the Borrower's knowledge after reasonable investigation have there ever been, any Hazardous Substances (or tanks or other facilities for the storage of Hazardous Substances) stored, deposited, recycled or disposed of on, under or at any real estate owned or occupied by the Borrower during the periods that the Borrower owned or occupied such real estate, which if present on the real estate or in soils or ground water, could require Remedial Action. To the Borrower's knowledge, there are no proposed or pending changes in Environmental Laws which would adversely affect the Borrower or its business, and there are no conditions existing currently or likely to exist while the Loan Documents are in effect which would subject the Borrower to Remedial Action or other liability. The Borrower currently complies with and will continue to timely comply with all applicable Environmental Laws; and will provide the Bank, immediately upon receipt, copies of any correspondence, notice, complaint, order or other document from any source asserting or alleging any circumstance or condition which requires or may require a financial contribution by the Borrower or Remedial Action or other response by or on the part of the Borrower under Environmental Laws, or which seeks damages or civil, criminal or punitive penalties from the Borrower for an alleged violation of Environmental Laws.

4.9 **Restriction on Indebtedness**. The Borrower will not and will not permit any of the Subsidiaries to create, incur, assume or have outstanding any indebtedness for borrowed money (including capitalized leases) except (i) indebtedness under the Note issued under this Agreement; (ii) other indebtedness to the Bank; (iii) fed funds transactions in the ordinary course of business; (iv) indebtedness owing to any Federal Home Loan Bank (or any successor thereto); and (v) any other indebtedness outstanding on the date hereof, and shown on the Borrower's financial statements delivered to the Bank prior to the date hereof, provided such other indebtedness shall not be renewed, extended or increased.

4.10 **Restriction on Liens**. The Borrower will not and will not permit any of the Subsidiaries to create, incur, assume or permit to exist any mortgage, pledge, encumbrance or other lien or levy upon or security interest in any of the Borrower's property now owned or hereafter acquired, except (i) taxes and assessments which are either not delinquent or which are being contested in good faith with adequate reserves provided; (ii) easements, restrictions and minor title irregularities which do not, as a practical matter, have an adverse effect upon the ownership and use of the affected property; (iii) liens in favor of the Bank or its affiliates; and (iv) other liens disclosed in writing to the Bank prior to the date hereof.

4.11 **Restriction on Contingent Liabilities**. The Borrower will not and will not permit any of the Subsidiaries to guarantee or become a surety or otherwise contingently liable for any obligations of others, except pursuant to the deposit and collection of checks, the issuance or confirmation of letters of credit by any Subsidiary Bank and similar matters in the ordinary course of banking business.

4.12 **Insurance**. The Borrower will maintain and cause each Subsidiary to maintain insurance to such extent, covering such risks and with such insurers as is usual and customary for businesses operating similar properties, and as is satisfactory to the Bank, including insurance for fire and other risks insured against by extended coverage, public liability insurance and workers' compensation insurance.

4.13 **Taxes and Other Liabilities**. The Borrower will pay and discharge, and cause each Subsidiary to pay and discharge when due, all of its taxes, assessments and other liabilities, except when the payment thereof is being contested in good faith by appropriate procedures which will avoid foreclosure of liens securing such items, and with adequate reserves provided therefor.

4.14 **Financial Statements and Reporting**. The financial statements and other information previously provided to the Bank or provided to the Bank in the future are or will be complete and accurate and prepared in accordance with generally accepted accounting principles. There has been no material adverse change in the Borrower's financial condition since such information was provided to the Bank. The Borrower will, and will cause each Subsidiary to (i) maintain accounting records in accordance with generally recognized and accepted principles of accounting consistently applied throughout the accounting periods involved; (ii) provide the Bank with such information concerning its business affairs and financial condition (including insurance coverage) as the Bank may reasonably request; and (iii) without request, provide the Bank with the following information:

(a) As soon as available, and in any event within 90 days after the end of each fiscal year of the Borrower, the Borrower's annual financial statements in form and substance acceptable to the Bank; and

(b) Within 45 days of the end of each quarter, quarterly call reports prepared on FFIEC forms, or any successors thereto, of each Subsidiary Bank prepared in accordance with the guidelines of any Regulatory Authority that regulates each Subsidiary Bank; and

(c) Within 45 days of the end of each quarter, a compliance certificate in form and substance acceptable to the Bank, certifying compliance with the financial covenants contained herein;

(d) As soon as available, copies of all reports or materials submitted or distributed to shareholders of the Borrower or filed with the SEC or other Regulatory Authority or with any national securities exchange; and form FRY-9C or form FRY-9P, as appropriate, which are the financial statements of the Borrower as delivered to the Federal Reserve System;

(e) Promptly after the furnishing thereof, copies of any statement or report furnished to any other holder of obligations of the Borrower or any Subsidiary pursuant to the terms of any indenture, loan or similar agreement and not otherwise required to be furnished to the Bank pursuant to any other clause of this paragraph 4.14; and

(f) Promptly, and in any event within 10 days, after the Borrower has knowledge thereof, a statement of the chief financial officer of the Borrower describing: (i) any event which, either of itself or with the lapse of time or the giving of notice or both, would constitute a default hereunder or under any other material agreement to which the Borrower or any Subsidiary is a party, together with a statement of the actions which the Borrower proposes to take with respect thereto; and (ii) any pending or threatened litigation or administrative proceeding of the type described in paragraph 4.4; and

(g) Notice of any memorandum of understanding or any other agreement with any banking regulatory agencies, or cease and desist order, immediately after entered into by or issued against Borrower or any Subsidiary; and

(h) Promptly after request therefor, any other information concerning the business affairs and financial condition of the Borrower or any Subsidiary as the Bank may reasonably request.

4.15 **Information**. The Borrower will make available for review by the Bank, promptly upon Bank's request, financial statements, call reports and any other records or documents of the Borrower or the Subsidiary Bank. The Borrower and the Subsidiaries will obtain the consent of any person or Regulatory Authority which it deems necessary or appropriate for disclosure of the information described above.

4.16 **Financial Covenants**. The Borrower will:

(a) cause each Subsidiary Bank to be "well capitalized", as defined in 12 C.F. R. 325,103(b)(2), at all times

(b) cause each Subsidiary Bank to maintain at all times the following covenants, measured quarterly as of the last day of each fiscal quarter

(i) the total of Non-performing Loans plus Other Real Estate at equal to or less than 15% of Primary Capital

4.17 **Inspectionof Properties and Records; Fiscal Year**. The Borrower will permit representatives of the Bank to visit and inspect any of the properties and examine any books and records of the Borrower and the Subsidiaries including without limitation the stock transfer records of the Subsidiary Bank, at any reasonable time and as often as the Bank may reasonably desire. The Borrower will not change its fiscal year.

4.18 **Issuance of Stock**. The Borrower will not permit any Subsidiary Bank to issue any additional shares of common or preferred stock, or any options, warrants or other common stock equivalents, or sell or issue securities or obligations convertible into such (**"New Stock"**), whether in the form of stock dividends or stock splits or otherwise, unless such New Stock will be issued to the Borrower and delivered by the Borrower to the Bank, together with any additional documents required by the Bank, as additional collateral to secure the loan provided for hereunder.

4.19 **Acquisitions and Investments**. Neither the Borrower nor any of the Subsidiaries will acquire any other business or make any loan, advance or extension of credit to, or investment in, any other person, corporation or other entity, including investments acquired in exchange for stock or other securities or obligations of any nature of the Borrower or any Subsidiary, or create or participate in the creation of any Subsidiary or joint venture, except:

(a) investments in (i) bank repurchase agreements; (ii) savings accounts or certificates of deposit in a financial institution of recognized standing; (iii) obligations issued or fully guaranteed by the United States; and (iv) prime commercial paper maturing within 90 days of the date of acquisition by the Borrower or a Subsidiary;

(b) loans and advances made to employees and agents in the ordinary course of business, such as travel and entertainment advances and similar items;

(c) investments in the Borrower by a Subsidiary;

(d) investments shown on the most recent financial statements of the Borrower provided to the Bank, provided that such investments will not be increased; and

(e) with respect to a Subsidiary, investments or loans made in the ordinary course of banking business of such Subsidiary.

4.20 **Dividends**. The Borrower will not, without the prior written consent of the Bank, pay any dividends or make any other distribution on account of any shares of any class of its stock or redeem, purchase or otherwise acquire, directly or indirectly any shares of its stock.

ARTICLE V. COLLATERAL

5.1 **Collateral**. This Agreement and the Note are secured by a Collateral Pledge Agreement dated . The information in this Article V is for information only and the omission of any reference to an agreement will not affect the validity or enforceability thereof. The rights and remedies of the Bank outlined in this Agreement and the documents identified above are intended to be cumulative.

5.2 **Credit Balances; Setoff**. As additional security for the payment of the obligations described in the Loan Documents and any other obligations of the Borrower to the Bank of any nature whatsoever (collectively the **"Obligations"**), the Borrower hereby grants to the Bank a security interest in, a lien on and an express contractual right to set off against all depository account balances, cash and any other property of the Borrower now or hereafter in the possession of the Bank and the right to refuse to allow withdrawals from any account (collectively "**Setoff**"). The Bank may, at any time upon the occurrence of a default hereunder (notwithstanding any notice requirements or grace/cure periods under this or other agreements between the Borrower and the Bank) Setoff against the Obligations **whether or not the Obligations (including future installments) are then due or have been accelerated, all without any advance or contemporaneous notice or demand of any kind to the Borrower, such notice and demand being expressly waived.**

5.3 **Guaranties**. This Agreement and the Note are guaranteed by each and every guaranty now or hereafter in existence guarantying the indebtedness of the Borrower to the Bank (except for any guaranty expressly limited in its terms to a specific separate obligation of the Borrower to the Bank) including, without limitation, the following: the Continuing Guaranty (Unlimited) of dated .

The information contained in this Article V is for information only and the omission of any reference to an agreement will not affect the validity or enforceability thereof. The rights and remedies of the Bank outlined in this Agreement and the documents identified above are intended to be cumulative.

ARTICLE VI. DEFAULTS

6.1 Defaults. **Notwithstanding any cure periods described below, the Borrower will immediately notify the Bank in writing when the Borrower obtains knowledge of the occurrence of any default specified below.** Regardless of whether the Borrower has given the required notice, the occurrence of one or more of the following will constitute a default:

(a) **Nonpayment**. The Borrower shall fail to pay (i) any interest due on the Note or any fees, charges, costs or expenses under the Loan Documents by 5 days after the same becomes due; or (ii) any principal amount of the Note when due.

(b) **Nonperformance**. The Borrower or any guarantor of Borrower's Obligations to the Bank ("Guarantor") shall fail to perform or observe any agreement, term, provision, condition, or covenant (other than a default occurring under (a), (c), (d), (e), (f) or (g) of this paragraph 6.1) required to be performed or observed by the Borrower or any Guarantor hereunder or under any other Loan Document or other agreement with or in favor of the Bank.

(c) **Misrepresentation**. Any financial information, statement, certificate, representation or warranty given to the Bank by the Borrower or any Guarantor (or any of their representatives) in connection with entering into this Agreement or the other Loan Documents and/or any borrowing thereunder, or required to be furnished under the terms thereof, shall prove untrue or misleading in any material respect (as determined by the Bank in the exercise of its judgment) as of the time when given.

(d) **Default on Other Obligations**. The Borrower, any Guarantor or any Subsidiary shall be in default under the terms of any loan agreement, promissory note, lease, conditional sale contract or other agreement, document or instrument evidencing, governing or securing any indebtedness owing by the Borrower, any Guarantor or any Subsidiary to the Bank or any indebtedness in excess of $10,000 owing by the Borrower to any third party, and the period of grace, if any, to cure said default shall have passed.

(e) **Judgments**. Any judgment shall be obtained against the Borrower, any Guarantor or any Subsidiary which, together with all other outstanding unsatisfied judgments against the Borrower (or such Guarantor or Subsidiary), exceeds the sum of $10,000 and shall remain unvacated, unbonded or unstayed for a period of 30 days following the date of entry thereof.

(f) **Inability to Perform; Bankruptcy/Insolvency**. (i) the Borrower, any Guarantor or any Subsidiary shall die or cease to exist; or (ii) any Guarantor shall attempt to revoke any guaranty of the Obligations described herein, or any guaranty becomes unenforceable in whole or in part for any reason; or (iii) any bankruptcy, insolvency or receivership proceedings, or an assignment for the benefit of creditors, shall be commenced under any Federal or state law by or against the Borrower, any Guarantor or any Subsidiary; or (iv) the Borrower, any Guarantor or any Subsidiary shall become the subject of any out-of-court settlement with its creditors; or (v) the Borrower, any Guarantor or any Subsidiary is unable or admits in writing its inability to pay its debts as they mature; or (vi) the Borrower or any Subsidiary is closed or taken over by a Regulatory Authority.

(g) **Adverse Change; Insecurity**. (I) There is a material adverse change in the business, properties, financial condition or affairs of the Borrower, any Guarantor or any Subsidiary, or in any collateral securing the Obligations; or (ii) the Bank in good faith deems itself insecure.

(h) **Regulatory Orders**. The Borrower or any Subsidiary enters into any memorandum of understanding or other agreement with any banking Regulatory Authority relating to any unsound or unsafe banking practice or conduct or any violation of law respecting the operation of Borrower or such Subsidiary; or Borrower or any Subsidiary or any of their officers, employees, or directors become the subject of a judicial or administrative determination restraining any of them from taking any actions of any kind in connection with the business of Borrower or such Subsidiary, assessing a civil penalty, finding that any criminal offense occurred in connection with the operations of Borrower or such Subsidiary, or suspending or removing any officer or director of Borrower or such Subsidiary.

6.2 <u>Termination of Loans; Additional Bank Rights</u>. Upon the occurrence of any of the events identified in paragraph 6.1, the Bank may at any time (notwithstanding any notice requirements or grace/cure periods under this or other agreements between the Borrower and the Bank) (i) immediately terminate its obligation, if any, to make additional loans to the Borrower; (ii) Setoff; and/or (iii) take such other steps to protect or preserve the Bank's interest in any collateral, including without limitation, notifying account debtors to make payments directly to the Bank, advancing funds to protect any collateral and insuring collateral at the Borrower's expense; all without demand or notice of any kind, all of which are hereby waived.

6.3 __Acceleration of Obligations__. Upon the occurrence of any of the events identified in paragraphs 6.1(a) through 6.1(e) and 6.1(g) and 6.1(h), and the passage of any applicable cure periods, the Bank may at any time thereafter, (i) by written notice to the Borrower, declare the unpaid principal balance of any Obligations, together with the interest accrued thereon and other amounts accrued hereunder and under the other Loan Documents, to be immediately due and payable; and the unpaid balance will thereupon be due and payable, all without presentation, demand, protest or further notice of any kind, all of which are hereby waived, notwithstanding anything to the contrary contained herein or in any of the other Loan Documents; and (ii) require the Borrower to cause each Subsidiary Bank to appoint an independent transfer agent for the purpose of registering and transferring ownership of the capital stock of such Subsidiary Bank. Upon the occurrence of any event under paragraph 6.1(f), the unpaid principal balance of any Obligations, together with all interest accrued thereon and other amounts accrued hereunder and under the other Loan Documents, will thereupon be immediately due and payable, all without presentation, demand, protest or notice of any kind, all of which are hereby waived, and notwithstanding anything to the contrary contained herein or in any of the other Loan Documents. **Nothing contained in paragraph 6.1, paragraph 6.2 or this section will limit the Bank's right to Setoff as provided in paragraph 5.2 or otherwise in this Agreement.**

6.4 __Other Remedies__. Nothing in this Article VI is intended to restrict the Bank's rights under any of the Loan Documents or at law, and the Bank may exercise all such rights and remedies as and when they are available.

ARTICLE VII. MISCELLANEOUS

7.1 __Delay; Cumulative Remedies__. No delay on the part of the Bank in exercising any right, power or privilege hereunder or under any of the other Loan Documents will operate as a waiver thereof, nor will any single or partial exercise of any right, power or privilege hereunder preclude other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein specified are cumulative and are not exclusive of any rights or remedies which the Bank would otherwise have.

7.2 **Relationship to Other Documents**. The warranties, covenants and other obligations of the Borrower (and the rights and remedies of the Bank) that are outlined in this Agreement and the other Loan Documents are intended to supplement each other. In the event of any inconsistencies in any of the terms in the Loan Documents, all terms will be cumulative so as to give the Bank the most favorable rights set forth in the conflicting documents, except that if there is a direct conflict between any preprinted terms and specifically negotiated terms (whether included in an addendum or otherwise), the specifically negotiated terms will control.

7.3 **Participations; Guarantors**. The Bank may, at its option, sell all or any interests in the Note and other Loan Documents to other financial institutions (the "**Participant**") and in connection with such sales (and thereafter), the Bank may disclose any financial information the Bank may have concerning the Borrower to any such Participant or potential Participant. From time to time, the Bank may, in its discretion and without obligation to the Borrower, any guarantor or any other third party, disclose information about the Borrower and the loan to any Guarantor, surety or other accommodation party. This provision does not obligate the Bank to supply any information or release the Borrower from its obligation to provide such information, and the Borrower agrees to keep all Guarantors advised of its financial condition and other matters which may be relevant to the Guarantors' obligations to the Bank.

7.4 **Expenses and Attorneys' Fees**. The Borrower will reimburse the Bank and any Participant for all attorneys' fees and all other costs, fees and out-of-pocket disbursements incurred by the Bank or any Participant in connection with the preparation, execution, delivery, administration, defense and enforcement of this Agreement or any of the other Loan Documents, including attorneys' fees and all other costs and fees (a) incurred before or after commencement of litigation or at trial, on appeal or in any other proceeding, (b) incurred in any bankruptcy proceeding and (c) related to any waivers or amendments with respect thereto (examples of costs and fees include but are not limited to fees and costs for: filing, perfecting or confirming the priority of the Bank's lien, title searches or insurance, appraisals, environmental audits and other reviews related to the Borrower, any collateral or the loans, if requested by the Bank). The Borrower will also reimburse the Bank and any Participant for all costs of collection including all attorney's fees before and after judgment, and the costs of preservation and/or liquidation of any collateral.

7.5 **Successors**. The rights, options, powers and remedies granted in this Agreement and the other Loan Documents will extend to the Bank and to its successors and assigns, will be binding upon the Borrower and its successors and assigns and will be applicable hereto and to all renewals and/or extensions hereof.

7.6 **Indemnification**. Except for harm arising from the Bank's willful misconduct, the Borrower hereby indemnifies and agrees to defend and hold the Bank harmless from any and all losses, costs, damages, claims and expenses of any kind suffered by or asserted against the Bank relating to claims by third parties arising out of the financing provided under the Loan Documents or related to any collateral (including, without limitation, the Borrower's failure to perform its obligations relating to Environmental Matters described in Section 4.8 above. This indemnification and hold harmless provision will survive the termination of the Loan Documents and the satisfaction of the Obligations due the Bank.

7.7 **Notice of Claims Against Bank; Limitation of Certain Damages**. In order to allow the Bank to mitigate any damages to the Borrower from the Bank's alleged breach of its duties under the Loan Documents or any other duty, if any, to the Borrower, the Borrower agrees to give the Bank immediate written notice of any claim or defense it has against the Bank, whether in tort or contract, relating to any action or inaction by the Bank under the Loan Documents, or the transactions related thereto, or of any defense to payment of the Obligations for any reason. The requirement of providing timely notice to the Bank represents the parties' agreed-to standard of performance regarding claims against the Bank. Notwithstanding any claim that the Borrower may have against the Bank, and regardless of any notice the Borrower may have given the Bank, **the Bank will not be liable to the Borrower for consequential and/or special damages arising therefrom, except those damages arising from the Bank's willful misconduct.**

7.8 **Notices**., Notice of any record shall be deemed given when the record has been (a) deposited in the United States Mail, postage prepaid, (b) received by overnight delivery service, (c) received by telex (d) received by facsimile, (e) received through the internet, or (f) when personally delivered.

7.9 **Payments**. Payments due under the Note and other Loan Documents will be made in lawful money of the United States. All payments may be applied by the Bank to principal, interest and other amounts due under the Loan Documents in any order which the Bank elects.

7.10 **Applicable Law and Jurisdiction; Interpretation; Joint Liability**. This Agreement and all other Loan Documents will be governed by and interpreted in accordance with the internal laws of the state where the Bank's branch originating this loan is located, except to the extent superseded by Federal law. Invalidity of any provisions of this Agreement will not affect any other provision. THE BORROWER HEREBY CONSENTS TO THE EXCLUSIVE JURISDICTION OF ANY STATE OR FEDERAL COURT SITUATED IN THE COUNTY OR FEDERAL JURISDICTION OF THE BANK'S OFFICE WHERE THE LOAN WAS ORIGINATED, AND WAIVES ANY OBJECTION BASED ON

FORUM NON CONVENIENS, WITH REGARD TO ANY ACTIONS, CLAIMS, DISPUTES OR PROCEEDINGS RELATING TO THIS AGREEMENT, THE NOTE, THE COLLATERAL, ANY OTHER LOAN DOCUMENT, OR ANY TRANSACTIONS ARISING THEREFROM, OR ENFORCEMENT AND/OR INTERPRETATION OF ANY OF THE FOREGOING. Nothing herein will affect the Bank's rights to serve process in any manner permitted by law, or limit the Bank's right to bring proceedings against the Borrower in the competent courts of any other jurisdiction or jurisdictions. This Agreement, the other Loan Documents and any amendments hereto (regardless of when executed) will be deemed effective and accepted only at the Bank's offices, and only upon the Bank's receipt of the executed originals thereof. If there is more than one Borrower, the liability of the Borrowers will be joint and several, and the reference to "Borrower" will be deemed to refer to all Borrowers.

7.11 Waiver of Jury Trial. **THE BORROWER AND THE BANK HEREBY JOINTLY AND SEVERALLY WAIVE ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING RELATING TO ANY OF THE LOAN DOCUMENTS, THE OBLIGATIONS THEREUNDER, ANY COLLATERAL SECURING THE OBLIGATIONS, OR ANY TRANSACTION ARISING THEREFROM OR CONNECTED THERETO. THE BORROWER AND THE BANK EACH REPRESENTS TO THE OTHER THAT THIS WAIVER IS KNOWINGLY, WILLINGLY AND VOLUNTARILY GIVEN.**

IN WITNESS WHEREOF, the undersigned have executed this REVOLVING CREDIT AGREEMENT as of March 18, 2004.

	Columbia Commercial Bancorp
(Individual Borrower)	an Oregon Corporation
	By
Borrower Name	Name and Title Rick Roby, CEO
	By
Borrower Name	Name and Title

U.S. Bank N.A.
By

Name and Title Heath Finn, Vice President

MOSS-ADAMS LLP

CERTIFIED PUBLIC ACCOUNTANTS

Exhibit 10.1

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby agree to the use in the Offering Circular constituting part of this Offering Statement filed under the Regulation A exemption from registration under the Securities Act of 1933, of our report dated March 2, 2004, on the consolidated balance sheet of Columbia Commercial Bancorp as of December 31, 2003, and the related consolidated statements of income, changes in stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2003, which appear in the Offering Circular.

Moss Adams LLP

Portland, Oregon
September 8, 2004

A member of
Moores Rowland International
an association of independent
accounting firms throughout
the world

EXHIBIT 10.3

Consent and Certification by Underwriter

1. The undersigned, acting as placement agent on a best efforts basis, hereby consents to being named as underwriter in an offering statement filed with the Securities and Exchange Commission by Columbia Commercial Bancorp, pursuant to Regulation A in connection with a proposed offering of Columbia Commercial Bancorp common stock, no par value per share, to the public.

2. The undersigned hereby certifies that it furnished the statements and information set forth in the offering statement with respect to the undersigned, its directors and officers or partners, that such statements and information are accurate, complete and fully responsive to the requirements of Parts I, II and III of the offering statement thereto, and do not omit any information required to be stated therein with respect to any such persons, or necessary to make the statements and information therein with respect to any of them not misleading.

3. If Preliminary Offering Circulars are distributed, the undersigned hereby undertakes to keep an accurate and complete record of the name and address of each person furnished a Preliminary Offering Circular and, if such Preliminary Offering Circular is inaccurate or inadequate in any material respect, to furnish a revised Preliminary Offering Circular of a Final Offering Circular to all persons to whom the securities are to be sold at least 48 hours prior to the mailing of any confirmation of sale to such person, or to send such a circular to such persons under circumstances that it would normally be received by them 48 hours prior to their receipt of confirmation of the sale.

D.A. DAVIDSON & CO.

Daren J. Shaw

By: Daren J. Shaw
Its: Managing Director

Date: September 8, 2004

Exhibit 13.1

COLUMBIA
COMMUNITY BANK

July 9, 2004

Dear Shareholder,

Your Board of Directors has decided to raise additional equity capital through a sale of common stock. The additional equity capital will be used to further expand the bank and retire a capital loan. We plan to offer shares to existing shareholders and customers before we open the sale to others. Before we offer the shares, we will provide, by means of a written prospectus, additional detailed information about the offering, including the offering price, use of proceeds and risks associated with an investment in additional shares. At this time we are simply asking you to indicate your investment interest in this offering knowing that you have no commitment to actually buy additional shares. You may call us at 503-693-7500, email Linda@columbiacommunitybank.com, or mail in your level of interest. The offering will only be made by means of a prospectus, which is not anticipated to be available until late July. This letter does not constitute an offer to sell securities or a solicitation of an offer to purchase securities. We will not offer or sell shares in any jurisdiction in which such offer or sale may not be legally made.

Thank you,

Rick

Rick A. Roby President- CEO

Receiving a prospectus when it becomes available I (we) would consider investing. I (we) understand we are under no obligation to invest in the proposed offering.

____
Name I (We) would be interested in investing $______________

314 E. Main Street, Suite A • Hillsboro, Oregon 97123 • 503-693-7500 • Fax: 503-846-9528

COLUMBIA
COMMUNITY BANK

July 9, 2004

Dear Customer,

The Board of Directors of your Bank has decided to raise additional equity capital through a sale of common stock. The additional equity capital will be used to further expand the bank and retire a capital loan. We plan to offer shares to existing shareholders and customers before we open the sale to others. Before we offer the shares, we will provide, by means of a written prospectus, additional detailed information about the offering, including the offering price, use of proceeds and risks associated with an investment in additional shares. At this time we are simply asking you to indicate your investment interest in this offering knowing that you have no commitment to actually buy additional shares. You may call us at 503-693-7500, email Linda@columbiacommunitybank.com, or mail in your level of interest. The offering will only be made by means of a prospectus, which is not anticipated to be available until late July. This letter does not constitute an offer to sell securities or a solicitation of an offer to purchase securities. We will not offer or sell shares in any jurisdiction in which such offer or sale may not be legally made.

Thank you,

Rick A. Roby President - CEO

Receiving a prospectus when it becomes available I (we) would consider investing. I (we) understand we are under no obligation to invest in the proposed offering.

Name I (We) would be interested in investing $______________

314 E. Main Street, Suite A • Hillsboro, Oregon 97123 • 503-693-7500 • Fax: 503-846-9528

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hillsboro, State of Oregon, on September __, 2004.

Columbia Commercial Bancorp

By: ______________________
Rick A. Roby, President and
Chief Executive Officer

Each person whose signature appears below constitutes and appoints Rick A. Roby, Donald Kane, Frederick S. Johnson, and each of them, with full power to act alone without the other, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Offering Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission and any applicable state agency, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to fully to all intents and purposes as he or she might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

In accordance with the requirements of Regulation A, this offering statement has been signed by the following persons in the capacities indicated on September __, 2004.

Signature	Capacity
Rick A. Roby	President, Chief Executive Officer and Director (Principal Executive Officer)
Randy V. Blake	Chief Financial Officer and Vice President Columbia Community Bank (Principal Financial and Accounting Officer)
Anita M. Sharman	Director

Patrick J. Culligan	Director
John M. Godsey, Jr.	Director
Donald B. Kane	Director
Martin D. Quandt	Director
John C. Richards	Director
Joseph T. Rose	Director
James E. Wagenblast	Director